Schwab Equity Index Funds

Semiannual Report
April 30, 2006

Schwab S&P 500 Index Fund

Schwab Institutional Select®
S&P 500 Fund

Schwab 1000 Index® Fund

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Six cost-efficient ways to tap into the power of the stock market for long-term growth potential.

In This Report

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab or your financial intermediary to request a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information. Select Shares may not be available through financial intermediaries other than Charles Schwab & Co., Inc.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

For over 30 years, Schwab has made it our business to put the needs of the investor first. By keeping our clients' interests as our main focus, Schwab Funds continues to provide a range of innovative investment choices that can serve as a foundation for many asset allocation plans.

I am especially pleased to say that since its inception 15 years ago, the Schwab 1000 Index Fund has benefited from strong performance without ever paying out a capital gains distribution. It is also the only fund in Morningstar's large-cap index category with this long a history that can make this claim. While index strategies in general can help reduce capital gain distributions by reducing the number of buy and sell transactions, the Schwab 1000 Index Fund has been able to eliminate past capital gains distributions by combining a proprietary index with a tax conscious approach to fund management.

The Schwab 1000 Index Fund provides investors with broad market exposure, including both large and mid-cap stocks, reflecting the firm's approach to disciplined, long-term equity investing. In this one fund, you can invest in 1,000 of America's largest companies, gaining exposure to nearly 90% of the value of the U.S. market diversified over 70 different industries. I am particularly proud that we've been able to provide clients with this solid performance and significant tax savings, which can translate into greater returns for investors.

In closing, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We strive every day to warrant the trust you have placed in us and our commitment to you will not change.

Thank you for investing with us.

Sincerely,

Past performance is no guarantee of future results.

Management's Discussion for the six months ended April 30, 2006



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for the Schwab Equity Index Funds for the period ended April 30, 2006. During the report period, the funds generated positive returns and performed as designed by tracking their respective benchmarks.

With their market-tracking performance, broad diversification and lower costs, Schwab Equity Index Funds can complement a portfolio of actively managed funds. For example, the Schwab 1000 Index Fund includes the stocks of the largest 1,000 publicly traded companies in the United States. For investors who want to diversify a portfolio that invests in larger-capitalization stocks, the Schwab Total Stock Market Index Fund provides exposure to the entire domestic stock market. Both of these funds use a tax-efficient management strategy designed to reduce taxable capital gains distributions to shareholders. For example, the Schwab 1000 Index Fund has never paid out a capital gain in its 15 year history.

Here at Schwab, we continue to evaluate opportunities to expand our fund product offering, while striving to provide strong results and good value to investors. I speak for all of Schwab Funds when I say we want Schwab to be the place where investors find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Past performance is no guarantee of future results.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Larry Mano, vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the Schwab Total Stock Market Index Fund and co-management of the remaining funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

The markets remained in a steady growth mode over the past six months and ended the period with positive returns. During the report period, oil prices hit highs never seen before and the Federal Reserve (the Fed) continued to raise short-term interest rates to curb inflationary pressures, raising the rate four consecutive times in the six-month period and bringing the benchmark rate up to 4.75%. This was the 15th rate hike over the past two years and remains the longest span of increases since the 1970s.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel and domestic gasoline prices were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Despite recent weaknesses, domestic equity stocks remained near multi-year highs. Reasonable valuations, a solid earnings season, and expectations that the current monetary policy tightening will soon come to an end have helped to support equity prices. Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Additionally, with the unemployment rate at a healthy 4.7%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last six months, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth moderated in the fourth quarter of 2005, growth rebounded strongly in the first quarter of 2006 and economic fundamentals remained healthy as of the end of the report period.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for day-to-day co-management of the funds except for the Schwab Total Stock Market Index Fund. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 9.64% for the six-month period ending April 30, 2006 while the Russell 2000 Index also displayed a positive return of 18.91%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 22.89% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which returned 0.56% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 9.64% **S&P 500® Index:** measures U.S. large-cap stocks
- 18.91% **Russell 2000® Index:** measures U.S. small-cap stocks
- 22.89% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 0.56% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the six months ended 4/30/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Index Fund

Investor Shares **9.49%**
Select Shares® **9.56%**
e.Shares® **9.60%**
Benchmark **9.64%**

Performance Details . . . . pages 8-10

**Schwab Institutional Select®
S&P 500 Fund** **9.61%**
Benchmark **9.64%**

Performance Details . . . . page 12

Schwab 1000 Index® Fund

Investor Shares **9.79%**
Select Shares **9.87%**
Benchmark **10.07%**

Performance Details . . . pages 14-15

The funds in this report are index funds and share the same basic investment strategy: to match the performance of their respective benchmarks. Each fund, with the exceptions of the Schwab S&P 500 Index Fund and the Schwab Institutional Select S&P 500 Fund, tracks a different index. Bear in mind that indices are unmanaged and include no operational and transaction costs.

The Schwab S&P 500 Index Fund and the Schwab Institutional Select S&P 500 Fund ended the six-month report period up 9.49% and 9.61%, respectively, closely tracking their benchmarks, the S&P 500 Index, which was up 9.64%. The sectors that performed the best during the report period were Materials, Energy, and Industrials, while sectors such as Utilities, Health Care Equipment & Services, and Consumer Staples all appreciated the least. Within the funds, the best performing industry groups for the period were Materials, Transportation, Diversified Financials, and Energy. On the downside, Automobiles & Components, Household & Personal Products, and Food & Staples Retailing all produced negative returns. During the period, the price of oil continued to rise, making energy related stocks some of the top performers. In addition, some of the better performing stocks during the period were Allegheny Technologies Inc., Nucor Corporation, and United States Steel Corporation.

The Schwab 1000 Index Fund was up 9.79% for the six-month period, slightly underperforming its benchmark, the Schwab 1000 Index, which was up 10.07%. The Schwab 1000 Index is comprised of the largest 1000 stocks in the United States. The Index is market-capitalization weighted, and therefore, its returns are most heavily influenced by the largest names in the index. Since its inception 15 years ago, the Schwab 1000 Index Fund has combined a proprietary index with a tax-conscious approach to fund management and has gained over $6.7 billion in assets without ever paying out a capital gains distribution. Some of the top performing stocks were Rambus Inc., Allegheny technologies Inc., and MEMC Electronic Materials, Inc. On the downside, stocks like Lear Corporation and Symantec Corporation detracted from returns.

Performance at a Glance

Total return for the six months ended 4/30/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Small-Cap Index Fund®

Investor Shares	**16.80%**
Select Shares	**16.87%**
Benchmark	**16.96%**

Performance Details . . . pages 17-18

Schwab Total Stock Market Index Fund®

Investor Shares	**10.45%**
Select Shares	**10.54%**
Benchmark	**11.05%**

Performance Details . . . pages 20-21

Schwab International Index Fund®

Investor Shares	**21.19%**
Select Shares	**21.27%**
Benchmark	**21.74%**

Performance Details . . . pages 23-24

The Schwab Total Stock Market Index Fund returned 10.45% for the period, slightly underperforming its benchmark, the Dow Jones Wilshire 5000 Composite Index[1], which was up 11.05%. This benchmark is a measure of all U.S.-headquartered stocks and encompasses large-cap, mid-cap, small-cap, and micro-cap securities, also known as "all-cap". The index is a market-capitalization weighted benchmark, and overall performance reflects the returns of the largest capitalization names. Some of the top performing sectors for the fund were Materials, Industrials and Energy. In contrast, Utilities and Health Care sectors continued to struggle during the six-month report period. The fund's industry group weights were slightly negative, with positive returns resulting from an underweight to the Media industry group. Some of the better performing stocks within the portfolio were Avanex Corporation and Rambus Inc., while the utilities stock Calpine Corporation slightly detracted from returns.

The Schwab Small Cap Index Fund is market-capitalization weighted and comprised of the second largest 1000 U.S.-headquartered stocks. The fund returned 16.80% for the six-month period, slightly underperforming its benchmark, the Schwab Small-Cap Index, which was up 16.96%. While the fund closely tracked its benchmark for the period, two of the leading contributors to total returns were the Materials and Industrials sectors. Furthermore, the top performing industry groups for the six-month report period were the Semiconductor & Semiconductor Equipment and Capital Goods industries. The portfolio held winning stocks such as Atheros Communications, Inc. and Maxtor Corporation, both of which had impressive six-month performance.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

[1] "Dow Jones", "Wilshire", "The DJW 5000SM", "The Dow Jones Wilshire 5000SM" and "The Dow Jones Wilshire 5000 Composite IndexSM" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite IndexSM, is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.

The Schwab International Index Fund returned 21.19% for the six-month period, closely tracking its benchmark, the Schwab International Index, which is comprised of the largest 350 stocks within 21 developed countries and was up 21.74%. Within the fund, Norway was the country that contributed the most to total returns, while the United Kingdom and Japan were the two underperformers. Top performing sectors within the fund were Materials and Information Technology. Some of the better performing stocks within the portfolio were Abb Ltd. and Schering AG, which appreciated in price after being identified as potential takeover targets. Stocks like Vodafone Group Plc and NTT DoCoMo, both providing cellular service abroad, slightly detracted from returns.

Source of Sector Classification: S&P and MSCI.
Nothing in this report represents a recommendation of a security by the investment adviser.
Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Index Fund

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Investor Shares**   Ticker Symbol: SWPIX
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
Pre-Liquidation (still own shares)	8.91%	4.30%	14.52%	10.01%	1.88%	3.15%	8.09%	6.60%
Post-Liquidation (shares were sold)	6.16%	3.42%	9.82%	7.26%	1.72%	2.87%	7.28%	6.30%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $22,706 **Investor Shares**
- $23,539 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Select Shares® Performance as of 4/30/06

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWPPX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	▣	1 Year ■	▣	5 Years ■	▣	Since Inception ■	▣
Pre-Liquidation (still own shares)	9.27%	4.30%	15.00%	10.01%	2.07%	3.15%	6.18%	n/a
Post-Liquidation (shares were sold)	6.56%	3.42%	10.31%	7.26%	1.90%	2.87%	5.54%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $89,060 **Select Shares**
■ $90,330 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

e.Shares® Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **e.Shares** Ticker Symbol: SWPEX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	▦	1 Year ■	▦	5 Years ■	▦	Since Inception ■	▦
Pre-Liquidation (still own shares)	9.32%	4.30%	15.01%	10.01%	2.02%	3.15%	8.19%	6.60%
Post-Liquidation (shares were sold)	6.59%	3.42%	10.31%	7.26%	1.85%	2.87%	7.39%	6.30%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $22,924 **e.Shares**
■ $23,539 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Value Blend Growth

Large Medium Small

Market Cap

Statistics

Number of Holdings	504
Weighted Average Market Cap ($ x 1,000,000)	$91,020
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	3%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000
e.Shares	
($500 for retirement, education and custodial accounts)	$1,000

Top Holdings[4]

Security	% of Net Assets
❶ **Exxon Mobil Corp.**	3.3%
❷ **General Electric Co.**	3.0%
❸ **Citigroup, Inc.**	2.1%
❹ **Bank of America Corp.**	2.0%
❺ **Microsoft Corp.**	1.8%
❻ **Procter & Gamble Co.**	1.6%
❼ **Pfizer, Inc.**	1.6%
❽ **Johnson & Johnson**	1.5%
❾ **American International Group, Inc.**	1.4%
❿ **JPMorgan Chase & Co.**	1.3%
Total	**19.6%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



21.9%	**Financials**
15.7%	**Information Technology**
12.2%	**Health Care**
11.7%	**Industrials**
10.0%	**Consumer Discretionary**
9.8%	**Energy**
9.2%	**Consumer Staples**
3.2%	**Telecommunication Services**
3.1%	**Utilities**
3.1%	**Materials**
0.1%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Institutional Select® S&P 500 Fund

Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund** Ticker Symbol: ISLCX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	▦	1 Year ■	▦	5 Years ■	▦	Since Inception ■	▦
Pre-Liquidation (still own shares)	9.37%	4.30%	15.02%	10.01%	2.10%	3.15%	1.34%	n/a
Post-Liquidation (shares were sold)	6.50%	3.42%	10.20%	7.26%	1.92%	2.87%	1.25%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $75,000 Investment[2]

This graph shows performance since inception of a hypothetical $75,000 investment (the minimum investment for this fund) in the fund compared with a similar investment in its benchmark.

■ $85,283 **Fund**
■ $85,940 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Institutional Select S&P 500 Fund

Fund Facts as of 4/30/06

Style Assessment[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	505
Weighted Average Market Cap ($ x 1,000,000)	$90,789
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	1%
Minimum Initial Investment[3]	$75,000

Top Holdings[4]

Security	% of Net Assets
❶ **Exxon Mobil Corp.**	3.2%
❷ **General Electric Co.**	3.0%
❸ **Citigroup, Inc.**	2.1%
❹ **Bank of America Corp.**	1.9%
❺ **Microsoft Corp.**	1.8%
❻ **Procter & Gamble Co.**	1.6%
❼ **Pfizer, Inc.**	1.5%
❽ **Johnson & Johnson**	1.4%
❾ **American International Group, Inc.**	1.4%
❿ **JP Morgan Chase & Co.**	1.3%
Total	**19.2%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



21.4%	**Financials**
15.5%	**Information Technology**
11.9%	**Health Care**
11.4%	**Industrials**
9.8%	**Consumer Discretionary**
9.7%	**Energy**
9.0%	**Consumer Staples**
3.1%	**Telecommunications Services**
3.1%	**Materials**
3.0%	**Utilities**
2.1%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

1 Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

2 Not annualized.

3 Please see prospectus for further detail and eligibility requirements.

4 This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Index® Fund

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SNXFX
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	▦	1 Year ■	▦	5 Years ■	▦	10 Years ■	▦
Pre-Liquidation (still own shares)	9.59%	4.30%	16.41%	10.01%	2.79%	3.15%	8.46%	6.60%
Post-Liquidation (shares were sold)	6.62%	3.42%	11.08%	7.26%	2.49%	2.87%	7.61%	6.30%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $23,363 **Investor Shares**
■ $24,148 **Schwab 1000 Index**®
☐ $23,539 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Index Fund

Select Shares® Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SNXSX
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months		**1 Year**		**5 Years**		**Since Inception**	
Total Returns After Tax	■	▩	■	▩	■	▩	■	▩
Pre-Liquidation (still own shares)	9.64%	4.30%	16.57%	10.01%	2.89%	3.15%	6.84%	n/a
Post-Liquidation (shares were sold)	6.70%	3.42%	11.23%	7.26%	2.59%	2.87%	6.12%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $93,615 **Select Shares**
■ $95,304 **Schwab 1000 Index**®
□ $90,330 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	994
Weighted Average Market Cap ($ x 1,000,000)	$18,068
Price/Earnings Ratio (P/E)	19.3
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	5%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ Exxon Mobil Corp.	2.7%
❷ General Electric Co.	2.5%
❸ Citigroup, Inc.	1.8%
❹ Microsoft Corp.	1.8%
❺ Bank of America Corp.	1.6%
❻ Procter & Gamble Co.	1.4%
❼ Pfizer, Inc.	1.3%
❽ Wal-Mart Stores, Inc.	1.2%
❾ Johnson & Johnson	1.2%
❿ American International Group, Inc.	1.2%
Total	**16.7%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 22.7% **Financials**
- 15.7% **Information Technology**
- 11.5% **Health Care**
- 11.3% **Consumer Discretionary**
- 11.2% **Industrials**
- 9.4% **Energy**
- 8.9% **Consumer Staples**
- 3.2% **Materials**
- 3.0% **Utilities**
- 3.0% **Telecommunication Services**
- 0.1% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWSMX
■ Benchmark: **Schwab Small-Cap Index®**
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	16.59%	10.34%	30.57%	19.83%	8.86%	12.53%	8.64%	10.15%
Post-Liquidation (shares were sold)	11.16%	8.73%	20.30%	15.15%	7.83%	11.45%	7.89%	9.79%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $24,590 **Investor Shares**
■ $26,544 **Schwab Small-Cap Index®**
□ $24,951 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Select Shares® Performance as of 4/30/06

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWSSX
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	▨	■	▨	■	▨	■	▨
Pre-Liquidation (still own shares)	16.63%	10.34%	30.78%	19.83%	8.96%	12.53%	9.11%	n/a
Post-Liquidation (shares were sold)	11.24%	8.73%	20.50%	15.15%	7.93%	11.45%	8.32%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $ 117,370 **Select Shares**
■ $ 122,734 **Schwab Small-Cap Index**®
☐ $116,597 **Russell 2000**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	1,053
Weighted Average Market Cap ($ x 1,000,000)	$1,444
Price/Earnings Ratio (P/E)	29.2
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate[2]	25%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **Parametric Technology Corp.**	0.3%
❷ **Carpenter Technology Corp.**	0.2%
❸ **Steel Dynamics, Inc.**	0.2%
❹ **Hansen Natural Corp.**	0.2%
❺ **Trimble Navigation Ltd.**	0.2%
❻ **OfficeMax, Inc.**	0.2%
❼ **Coldwater Creek, Inc.**	0.2%
❽ **Superior Energy Services, Inc.**	0.2%
❾ **Investment Technology Group, Inc.**	0.2%
❿ **Palm, Inc.**	0.2%
Total	**2.1%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 20.7% **Financials**
- 17.9% **Information Technology**
- 16.7% **Consumer Discretionary**
- 14.5% **Industrials**
- 9.4% **Health Care**
- 8.1% **Energy**
- 4.9% **Materials**
- 3.2% **Consumer Staples**
- 3.1% **Utilities**
- 1.3% **Telecommunication Services**
- 0.2% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWTIX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	▇	1 Year ■	▇	5 Years ■	▇	Since Inception ■	▇
Pre-Liquidation (still own shares)	10.26%	4.30%	17.68%	10.01%	3.93%	3.15%	2.48%	n/a
Post-Liquidation (shares were sold)	7.02%	3.42%	11.87%	7.26%	3.47%	2.87%	2.21%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $12,108 **Investor Shares**
■ $12,263 **Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Select Shares® Performance as of 4/30/06

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWTSX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**[SM]
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▨	■	▨	■	▨	■	▨
Pre-Liquidation (still own shares)	10.04%	4.30%	17.55%	10.01%	4.00%	3.15%	2.55%	n/a
Post-Liquidation (shares were sold)	6.84%	3.42%	11.74%	7.26%	3.54%	2.87%	2.28%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $61,175 **Select Shares**
■ $61,314 **Dow Jones Wilshire 5000 Composite Index**[SM]



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	2,683
Weighted Average Market Cap ($ x 1,000,000)	$71,922
Price/Earnings Ratio (P/E)	19.5
Price/Book Ratio (P/B)	3.0
Portfolio Turnover Rate[2]	2%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **Exxon Mobil Corp.**	2.4%
❷ **General Electric Co.**	2.2%
❸ **Citigroup, Inc.**	1.6%
❹ **Microsoft Corp.**	1.6%
❺ **Bank of America Corp.**	1.5%
❻ **Procter & Gamble Co.**	1.2%
❼ **Pfizer, Inc.**	1.2%
❽ **Johnson & Johnson**	1.1%
❾ **American International Group, Inc.**	1.1%
❿ **Wal-Mart Stores, Inc.**	1.0%
Total	**14.9%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 22.2% **Financials**
- 15.6% **Information Technology**
- 12.0% **Consumer Discretionary**
- 11.6% **Health Care**
- 11.5% **Industrials**
- 9.1% **Energy**
- 8.3% **Consumer Staples**
- 3.3% **Materials**
- 3.0% **Utilities**
- 2.8% **Telecommunication Services**
- 0.6% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.
[4] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund®

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**   Ticker Symbol: SWINX
- ■ Benchmark: **Schwab International Index®**
- ■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	20.79%	11.65%	31.08%	23.08%	7.35%	7.49%	6.22%	5.53%
Post-Liquidation (shares were sold)	14.10%	8.35%	20.84%	15.88%	6.50%	6.61%	5.58%	5.23%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $19,238 **Investor Shares**
- ■ $20,151 **Schwab International Index®**
- □ $19,094 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Select Shares® Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWISX
■ Benchmark: **Schwab International Index®**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



		6 Months		1 Year		5 Years		Since Inception	
		■	■	■	■	■	■	■	■
Total Returns After Tax									
Pre-Liquidation (still own shares)		20.82%	11.65%	31.27%	23.08%	7.46%	7.49%	5.68%	n/a
Post-Liquidation (shares were sold)		14.18%	8.35%	21.02%	15.88%	6.60%	6.61%	5.08%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $86,160 **Select Shares**
■ $88,922 **Schwab International Index®**
☐ $89,070 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Top Holdings[2]

Security	% of Net Assets
1 **BP plc**	2.5%
2 **HSBC Holdings plc**	1.9%
3 **Total SA,** Class B	1.7%
4 **GlaxoSmithKline plc**	1.6%
5 **Royal Dutch Shell plc,** Class A	1.6%
6 **Novartis AG,** Registered	1.5%
7 **Toyota Motor Corp.**	1.5%
8 **Mitsubishi Toyko Financial Group, Inc.**	1.5%
9 **Vodafone Group plc**	1.5%
10 **UBS AG,** Registered	1.3%
Total	**16.6%**

Statistics

Number of Holdings	353
Weighted Average Market Cap ($ x 1,000,000)	$68,763
Price/Earnings Ratio (P/E)	16.7
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate[3]	10%
Minimum Initial Investment[4]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector and Country Weightings % of Investments

These charts show the fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



- 33.4% **Financials**
- 11.2% **Energy**
- 9.4% **Consumer Discretionary**
- 7.7% **Materials**
- 7.5% **Health Care**
- 7.2% **Consumer Staples**
- 6.5% **Industrials**
- 6.0% **Telecommunication Services**
- 5.3% **Information Technology**
- 5.1% **Utilities**
- 0.7% **Other**

Country



- 30.9% **United Kingdom**
- 20.3% **Japan**
- 9.9% **France**
- 7.5% **Germany**
- 7.3% **Switzerland**
- 6.9% **Canada**
- 4.3% **Australia**
- 4.1% **Spain**
- 3.9% **Netherlands**
- 3.2% **Italy**
- 1.7% **Sweden**

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Not annualized.

[4] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2005 and held through April 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Schwab S&P 500 Index Fund				
Investor Shares				
Actual Return	0.36%	$1,000	$1,094.90	$1.87
Hypothetical 5% Return	0.36%	$1,000	$1,023.01	$1.81
Select Shares®				
Actual Return	0.19%	$1,000	$1,095.60	$0.99
Hypothetical 5% Return	0.19%	$1,000	$1,023.85	$0.95
e.Shares®				
Actual Return	0.21%	$1,000	$1,096.00	$1.09
Hypothetical 5% Return	0.21%	$1,000	$1,023.75	$1.05
Schwab Institutional Select® S&P 500 Fund				
Actual Return	0.10%	$1,000	$1,096.10	$0.52
Hypothetical 5% Return	0.10%	$1,000	$1,024.30	$0.50

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Schwab 1000 Index® Fund				
Investor Shares				
Actual Return	0.49%	$1,000	$1,097.90	$2.55
Hypothetical 5% Return	0.49%	$1,000	$1,022.36	$2.46
Select Shares				
Actual Return	0.34%	$1,000	$1,098.70	$1.77
Hypothetical 5% Return	0.34%	$1,000	$1,023.11	$1.71
Schwab Small-Cap Index Fund®				
Investor Shares				
Actual Return	0.57%	$1,000	$1,168.00	$3.06
Hypothetical 5% Return	0.57%	$1,000	$1,021.97	$2.86
Select Shares				
Actual Return	0.42%	$1,000	$1,168.70	$2.26
Hypothetical 5% Return	0.42%	$1,000	$1,022.71	$2.11
Schwab Total Stock Market Index Fund®				
Investor Shares				
Actual Return	0.53%	$1,000	$1,104.50	$2.77
Hypothetical 5% Return	0.53%	$1,000	$1,022.17	$2.66
Select Shares				
Actual Return	0.38%	$1,000	$1,105.40	$1.98
Hypothetical 5% Return	0.38%	$1,000	$1,022.91	$1.91
Schwab International Index Fund®				
Investor Shares				
Actual Return	0.68%	$1,000	$1,211.90	$3.73
Hypothetical 5% Return	0.68%	$1,000	$1,021.42	$3.41
Select Shares				
Actual Return	0.50%	$1,000	$1,212.70	$2.74
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab S&P 500 Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	18.79	17.61	16.36	13.79	16.45	22.15
Income or loss from investment operations:						
Net investment income	0.17	0.34	0.23	0.20	0.20	0.17
Net realized and unrealized gains or losses	1.60	1.14	1.23	2.57	(2.68)	(5.70)
Total income or loss from investment operations	1.77	1.48	1.46	2.77	(2.48)	(5.53)
Less distributions:						
Dividends from net investment income	(0.30)	(0.30)	(0.21)	(0.20)	(0.18)	(0.17)
Net asset value at end of period	20.26	18.79	17.61	16.36	13.79	16.45
Total return (%)	9.49[1]	8.44	9.03	20.39	(15.32)	(25.11)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.36[2]	0.37	0.37	0.36	0.35	0.35
Gross operating expenses	0.36[2]	0.40	0.45	0.46	0.46	0.46
Net investment income	1.65[2]	1.74	1.35	1.45	1.21	0.95
Portfolio turnover rate	2[1]	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	3,760	3,666	3,849	3,510	2,760	3,070

* Unaudited.
[1] Not annualized.
[2] Annualized.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	18.88	17.68	16.41	13.83	16.50	22.21
Income or loss from investment operations:						
Net investment income	0.19	0.36	0.26	0.24	0.22	0.20
Net realized and unrealized gains or losses	1.60	1.16	1.24	2.57	(2.69)	(5.71)
Total income or loss from investment operations	1.79	1.52	1.50	2.81	(2.47)	(5.51)
Less distributions:						
Dividends from net investment income	(0.34)	(0.32)	(0.23)	(0.23)	(0.20)	(0.20)
Net asset value at end of period	20.33	18.88	17.68	16.41	13.83	16.50
Total return (%)	9.56[1]	8.66	9.25	20.62	(15.20)	(24.97)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.19[2]	0.19	0.19	0.19	0.19	0.19
Gross operating expenses	0.20[2]	0.25	0.30	0.31	0.31	0.31
Net investment income	1.82[2]	1.92	1.53	1.63	1.37	1.11
Portfolio turnover rate	2[1]	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	3,997	3,938	4,119	3,692	3,029	3,563

* Unaudited.
[1] Not annualized.
[2] Annualized.

Schwab S&P 500 Index Fund

Financial Highlights

e.Shares	**11/1/05–4/30/06***	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	18.81	17.62	16.37	13.79	16.46	22.17
Income or loss from investment operations:						
Net investment income	0.19	0.39	0.26	0.23	0.23	0.20
Net realized and unrealized gains or losses	1.60	1.11	1.21	2.56	(2.71)	(5.71)
Total income or loss from investment operations	1.79	1.50	1.47	2.79	(2.48)	(5.51)
Less distributions:						
Dividends from net investment income	(0.33)	(0.31)	(0.22)	(0.21)	(0.19)	(0.20)
Net asset value at end of period	20.27	18.81	17.62	16.37	13.79	16.46
Total return (%)	9.60[1]	8.58	9.10	20.55	(15.32)	(25.02)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.21[2]	0.24	0.28	0.28	0.28	0.28
Gross operating expenses	0.21[2]	0.25	0.30	0.31	0.31	0.31
Net investment income	1.80[2]	1.88	1.44	1.54	1.28	1.02
Portfolio turnover rate	2[1]	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	225	220	249	246	220	304

* Unaudited.
[1] Not annualized.
[2] Annualized.

 See financial notes.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.9%	Common Stock	6,011,602	7,970,969
—%	U.S. Treasury Obligation	1,730	1,730
99.9%	Total Investments	6,013,332	7,972,699
1.9%	Collateral Invested for Securities on Loan	153,343	153,343
(1.8)%	Other Assets and Liabilities, Net		(143,597)
100.0%	Net Assets		7,982,445

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 99.9% of net assets			
Automobiles & Components 0.5%			
Other Securities	2,119,604	**0.5**	**38,752**
Banks 5.9%			
Wachovia Corp.	1,103,145	0.8	66,023
Wells Fargo & Co.	1,122,198	1.0	77,084
Other Securities	7,425,873	4.1	324,757
		5.9	**467,864**
Capital Goods 9.0%			
3M Co.	509,761	0.5	43,549
General Electric Co.	6,991,906	3.0	241,850
The Boeing Co.	547,990	0.6	45,730
United Technologies Corp.	695,634	0.6	43,693
Other Securities	6,273,582	4.3	341,110
		9.0	**715,932**
Commercial Services & Supplies 0.7%			
Other Securities	1,899,434	**0.7**	**59,593**
Consumer Durables & Apparel 1.2%			
Other Securities	2,323,390	**1.2**	**95,463**
Consumer Services 1.6%			
Other Securities	3,064,370	**1.6**	**127,213**
Diversified Financials 10.3%			
American Express Co.	847,084	0.6	45,582
Bank of America Corp.	3,119,832	2.0	155,742
Citigroup, Inc.	3,360,943	2.1	167,879
JPMorgan Chase & Co.	2,350,716	1.3	106,675
Merrill Lynch & Co., Inc.	627,690	0.6	47,868
Morgan Stanley	734,548	0.6	47,231
The Charles Schwab Corp. *(b)*	696,696	0.2	12,471
The Goldman Sachs Group, Inc.	292,860	0.6	46,943
Other Securities	3,160,709	2.3	188,864
		10.3	**819,255**

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Energy 9.8%			
ChevronTexaco Corp.	1,492,846	1.1	91,093
ConocoPhillips	1,102,104	0.9	73,731
Exxon Mobil Corp.	4,108,071	3.3	259,137
Schlumberger Ltd.	793,759	0.7	54,880
Other Securities	5,080,152	3.8	306,015
		9.8	**784,856**
Food & Staples Retailing 2.3%			
Wal-Mart Stores, Inc.	1,669,193	0.9	75,164
Other Securities	3,167,753	1.4	105,916
		2.3	**181,080**
Food, Beverage & Tobacco 4.6%			
Altria Group, Inc.	1,395,989	1.3	102,130
PepsiCo, Inc.	1,112,831	0.8	64,811
The Coca-Cola Co.	1,404,447	0.7	58,931
Other Securities	3,888,780	1.8	140,568
		4.6	**366,440**
Health Care Equipment & Services 4.4%			
Medtronic, Inc.	803,396	0.5	40,266
UnitedHealth Group, Inc.	911,008	0.6	45,313
Other Securities	5,916,081	3.3	263,451
		4.4	**349,030**
Household & Personal Products 2.3%			
Procter & Gamble Co.	2,216,343	1.6	129,013
Other Securities	1,093,740	0.7	56,293
		2.3	**185,306**
Insurance 4.8%			
American International Group, Inc.	1,752,527	1.4	114,352
Other Securities	5,036,397	3.4	272,828
		4.8	**387,180**
Materials 3.1%			
Other Securities	4,955,646	**3.1**	**246,946**
Media 3.3%			
Comcast Corp., Class A *	1,421,332	0.6	43,990
Time Warner, Inc.	3,041,929	0.7	52,930
Other Securities	5,610,885	2.0	162,627
		3.3	**259,547**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 7.8%			
Abbott Laboratories	1,033,479	0.6	44,171
Amgen, Inc. *	780,718	0.7	52,855
Eli Lilly & Co.	758,998	0.5	40,166
Johnson & Johnson	1,998,995	1.5	117,161
Merck & Co., Inc.	1,493,427	0.6	51,404
Pfizer, Inc.	4,958,607	1.6	125,602
Wyeth	909,882	0.6	44,284
Other Securities	4,485,848	1.7	149,569
		7.8	**625,212**
Real Estate 0.9%			
Other Securities	1,471,543	**0.9**	**72,890**
Retailing 3.8%			
Home Depot, Inc.	1,420,313	0.7	56,713
Other Securities	5,942,990	3.1	244,806
		3.8	**301,519**
Semiconductors & Semiconductor Equipment 3.0%			
Intel Corp.	3,925,166	1.0	78,425
Texas Instruments, Inc.	1,099,290	0.5	38,156
Other Securities	4,895,251	1.5	125,260
		3.0	**241,841**
Software & Services 5.3%			
Google, Inc., Class A *	134,770	0.7	56,326
Microsoft Corp.	5,969,102	1.8	144,154
Other Securities	8,419,438	2.8	222,535
		5.3	**423,015**
Technology Hardware & Equipment 7.1%			
Apple Computer, Inc. *	577,402	0.5	40,643
Cisco Systems, Inc. *	4,149,898	1.1	86,940
Dell, Inc. *	1,567,194	0.5	41,061
Hewlett-Packard Co.	1,928,058	0.8	62,604
International Business Machines Corp.	1,057,647	1.1	87,087
Qualcomm, Inc.	1,122,308	0.7	57,619
Other Securities	14,879,815	2.4	187,724
		7.1	**563,678**
Telecommunication Services 3.2%			
AT&T Corp.	2,605,995	0.9	68,303
BellSouth Corp.	1,207,575	0.5	40,792
Sprint Corp. (FON Group)	2,018,827	0.6	50,067

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Verizon Communications, Inc.	1,995,021	0.8	65,896
Other Securities	1,696,909	0.4	31,045
		3.2	**256,103**
Transportation 1.9%			
United Parcel Service, Inc., Class B	737,390	0.8	59,780
Other Securities	1,563,642	1.1	95,167
		1.9	**154,947**
Utilities 3.1%			
Other Securities	6,713,965	**3.1**	**247,307**

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

U.S. Treasury Obligation 0.0% of net assets

Other Securities 4.65%, 06/15/06	1,740	—	**1,730**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)

Collateral Invested for Securities on Loan 1.9% of net assets

State Street Navigator Security Lending Prime Portfolio	153,343	**153,343**

End of collateral invested for securities on loan.

At 04/30/06 the tax basis cost of the fund's investments was $6,079,685, and the unrealized appreciation and depreciation were $2,572,898 and ($679,884), respectively, with a net unrealized appreciation of $1,893,014.

* Non-income producing security.
(a) All or a portion of this security is on loan. Please see the complete schedule of portfolio holdings.
(b) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $148,592 (cost $6,013,332)		$7,972,699
Collateral invested for securities on loan		153,343
Receivables:		
Fund shares sold		7,643
Dividends		9,914
Investments sold		103
Due from brokers for futures		22
Income from securities on loan		14
Prepaid expenses	+	62
Total assets		**8,143,800**

Liabilities

Collateral invested for securities on loan		153,343
Bank overdraft		1,811
Payables:		
Investments bought		503
Investment adviser and administrator fees		59
Transfer agent and shareholder services fees		106
Trustee fees		9
Fund shares redeemed		5,346
Accrued expenses	+	178
Total liabilities		**161,355**

Net Assets

Total assets		8,143,800
Total liabilities	-	161,355
Net assets		**$7,982,445**

Net Assets by Source

Capital received from investors	6,879,295
Net investment income not yet distributed	40,235
Net realized capital losses	(896,452)
Net unrealized capital gains	1,959,367

Net Asset Value (NAV) by Shares Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,759,914		185,581		$20.26
Select Shares	$3,997,040		196,612		$20.33
e.Shares	$225,491		11,126		$20.27

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends		$79,018
Interest		398
Lending of securities	+	91
Total Investment Income		**79,507**

Net Realized Gains and Losses

Net realized loss on investments		(79,099)
Net realized gains on futures contracts	+	2,103
Net realized losses		**(76,996)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		732,899
Net unrealized loss on futures contracts	+	(42)
Net unrealized gains		**732,857**

Expenses

Investment adviser and administrator fees		3,562
Transfer agent and shareholder service fees:		
Investor Shares		4,684
Select Shares		1,919
e.Shares		111
Trustees' fees		27
Custodian fees		130
Portfolio accounting fees		264
Professional fees		41
Registration fees		49
Shareholder reports		93
Other expenses	+	115
Total expenses		10,995
Expense reduction	-	266
Net expenses		**10,729**

Increase in Net Assets from Operations

Total investment income		79,507
Net expenses	-	10,729
Net investment income		**68,778**
Net realized losses		(76,996)
Net unrealized gains	+	732,857
Increase in net assets from operations		**$724,639**

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		11/1/05-4/30/06	11/1/04-10/31/05
Net investment income		$68,778	$150,655
Net realized gains or losses		(76,996)	77,682
Net unrealized gains	+	732,857	464,991
Increase in net assets from operations		**724,639**	**693,328**

Distributions Paid

Dividends from net investment income			
Investor Shares		57,584	64,372
Select Shares		67,949	75,732
e.Shares	+	3,806	4,246
Total dividends from net investment income		**$129,339**	**$144,350**

Transactions in Fund Shares

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		9,981	$197,377	24,608	$453,452
Select Shares		14,917	294,800	44,426	826,293
e.Shares	+	1,207	23,792	2,521	46,535
Total shares sold		**26,105**	**$515,969**	**71,555**	**$1,326,280**
Shares Reinvested					
Investor Shares		2,823	$55,000	3,370	$61,509
Select Shares		3,056	59,681	3,694	67,604
e.Shares	+	177	3,443	210	3,838
Total shares reinvested		**6,056**	**$118,124**	**7,274**	**$132,951**
Shares Redeemed					
Investor Shares		(22,302)	($439,568)	(51,474)	($955,673)
Select Shares		(29,967)	(593,136)	(72,497)	(1,349,747)
e.Shares	+	(1,950)	(38,361)	(5,182)	(96,047)
Total shares redeemed		**(54,219)**	**($1,071,065)**	**(129,153)**	**($2,401,467)**
Net transactions in fund shares		**(22,058)**	**($436,972)**	**(50,324)**	**($942,236)**

Shares Outstanding and Net Assets

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		415,377	$7,824,117	465,701	$8,217,375
Total increase or decrease	+	(22,058)	158,328	(50,324)	(393,258)
End of period		**393,319**	**$7,982,445**	**415,377**	**$7,824,117**
Net investment income not yet distributed			**$40,235**		**$100,796**

 See financial notes.

Schwab Institutional Select® S&P 500 Fund

Financial Statements

Financial Highlights

	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	9.57	8.95	8.30	7.00	8.36	11.26
Income or loss from investment operations:						
Net investment income	0.09	0.15	0.13	0.12	0.12	0.12
Net realized and unrealized gains or losses	0.82	0.62	0.64	1.30	(1.37)	(2.91)
Total income or loss from investment operations	0.91	0.77	0.77	1.42	(1.25)	(2.79)
Less distributions:						
Dividends from net investment income	(0.13)	(0.15)	(0.12)	(0.12)	(0.11)	(0.11)
Net asset value at end of period	10.35	9.57	8.95	8.30	7.00	8.36
Total return (%)	9.61[1]	8.64	9.36	20.65	(15.18)	(24.95)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.10[2]	0.10	0.15	0.15	0.15	0.15
Gross operating expenses	0.27[2]	0.33	0.35	0.36	0.37	0.37
Net investment income	1.91[2]	1.82	1.56	1.65	1.38	1.14
Portfolio turnover rate	1[1]	3	3	4	12	13
Net assets, end of period ($ x 1,000,000)	1,627	1,246	348	272	203	261

* Unaudited.
[1] Not annualized.
[2] Annualized.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
97.6%	Common Stock	1,450,531	1,587,548
2.1%	Short-term Investment	33,759	33,759
0.1%	U.S. Treasury Obligation	1,385	1,385
—%	Warrants	—	5
99.8%	Total Investments	1,485,675	1,622,697
3.2%	Collateral Invested for Securities on Loan	52,289	52,289
(3.0)%	Other Assets and Liabilities, Net		(48,078)
100.0%	Net Assets		1,626,908

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 97.6% of net assets			
Automobiles & Components 0.5%			
Other Securities	426,790	**0.5**	**7,808**
Banks 5.7%			
Wachovia Corp.	216,884	0.8	12,981
Wells Fargo & Co.	223,507	0.9	15,353
Other Securities	1,466,658	4.0	64,265
		5.7	**92,599**
Capital Goods 8.7%			
3M Co.	100,918	0.5	8,621
General Electric Co. *(b)*	1,389,157	3.0	48,051
The Boeing Co.	108,755	0.6	9,076
United Technologies Corp.	135,183	0.5	8,491
Other Securities	1,248,908	4.1	67,971
		8.7	**142,210**
Commercial Services & Supplies 0.7%			
Other Securities	380,918	**0.7**	**11,931**
Consumer Durables & Apparel 1.2%			
Other Securities	471,024	**1.2**	**19,376**
Consumer Services 1.6%			
Other Securities	613,412	**1.6**	**25,496**
Diversified Financials 10.0%			
American Express Co.	167,007	0.6	8,987
Bank of America Corp.	619,453	1.9	30,923
Citigroup, Inc. *(b)*	670,119	2.1	33,472
JPMorgan Chase & Co.	467,242	1.3	21,203
Merrill Lynch & Co., Inc. *(a)*	123,751	0.6	9,437
Morgan Stanley	144,865	0.6	9,315
The Charles Schwab Corp. *(c)*	138,053	0.2	2,471
The Goldman Sachs Group, Inc.	58,280	0.6	9,342
Other Securities	633,595	2.1	37,800
		10.0	**162,950**
Energy 9.7%			
ChevronTexaco Corp.	295,180	1.1	18,012
ConocoPhillips	219,278	0.9	14,670
Exxon Mobil Corp. *(b)*	818,509	3.2	51,632
Schlumberger Ltd.	157,960	0.7	10,921
Other Securities	1,024,669	3.8	61,573
		9.7	**156,808**

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Food & Staples Retailing 2.2%			
Wal-Mart Stores, Inc. *(b)*	331,003	0.9	14,905
Other Securities	618,591	1.3	20,653
		2.2	**35,558**
Food, Beverage & Tobacco 4.5%			
Altria Group, Inc. *(b)*	277,037	1.3	20,268
PepsiCo, Inc.	221,457	0.8	12,898
The Coca-Cola Co.	278,685	0.7	11,694
Other Securities	769,940	1.7	27,697
		4.5	**72,557**
Health Care Equipment & Services 4.3%			
Medtronic, Inc.	158,177	0.5	7,928
UnitedHealth Group, Inc.	179,731	0.6	8,940
Other Securities	1,187,361	3.2	52,508
		4.3	**69,376**
Household & Personal Products 2.3%			
Procter & Gamble Co.	442,075	1.6	25,733
Other Securities	227,184	0.7	11,528
		2.3	**37,261**
Insurance 4.7%			
American International Group, Inc.	346,166	1.4	22,587
Other Securities	996,518	3.3	54,104
		4.7	**76,691**
Materials 3.0%			
Other Securities	992,890	**3.0**	**49,574**
Media 3.2%			
Comcast Corp., Class A *(b)* *	285,866	0.5	8,847
Time Warner, Inc.	602,216	0.7	10,479
Other Securities	1,119,904	2.0	32,486
		3.2	**51,812**
Pharmaceuticals & Biotechnology 7.6%			
Abbott Laboratories *(b)*	205,200	0.5	8,770
Amgen, Inc. *(b)* *	154,266	0.7	10,444
Eli Lilly & Co.	151,043	0.5	7,993
Johnson & Johnson	396,907	1.4	23,263
Merck & Co., Inc.	294,616	0.6	10,141
Pfizer, Inc. *(b)*	981,301	1.5	24,856

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Wyeth	179,132	0.5	8,718
Other Securities	898,706	1.9	29,909
		7.6	**124,094**
Real Estate 0.9%			
Other Securities	291,826	**0.9**	**14,430**
Retailing 3.7%			
Home Depot, Inc.	280,687	0.7	11,208
Other Securities	1,194,809	3.0	48,916
		3.7	**60,124**
Semiconductors & Semiconductor Equipment 3.0%			
Intel Corp.	779,308	1.0	15,571
Other Securities	1,255,497	2.0	32,833
		3.0	**48,404**
Software & Services 5.2%			
Google, Inc., Class A *	27,017	0.7	11,291
Microsoft Corp. *(b)*	1,187,871	1.8	28,687
Other Securities	1,703,120	2.7	44,837
		5.2	**84,815**
Technology Hardware & Equipment 6.9%			
Apple Computer, Inc. *	113,843	0.5	8,013
Cisco Systems, Inc. *	828,626	1.1	17,360
Dell, Inc. *(b)* *	309,593	0.5	8,111
Hewlett-Packard Co.	381,550	0.8	12,389
International Business Machines Corp.	211,184	1.1	17,389
Qualcomm, Inc.	220,893	0.7	11,341
Other Securities	3,059,611	2.2	38,198
		6.9	**112,801**
Telecommunication Services 3.1%			
AT&T Corp.	517,670	0.8	13,568
BellSouth Corp.	239,828	0.5	8,101
Sprint Corp. (FON Group)	396,631	0.6	9,837
Verizon Communications, Inc.	390,339	0.8	12,893
Other Securities	346,834	0.4	6,356
		3.1	**50,755**
Transportation 1.9%			
United Parcel Service, Inc., Class B	145,982	0.7	11,835
Other Securities	308,562	1.2	18,746
		1.9	**30,581**

See financial notes.   39

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Utilities 3.0%		
Other Securities 1,354,742	**3.0**	**49,537**

Security Rate, Maturity Date	Face Amount ($ x 1,000)
Short-term Investment 2.1% of net assets	
Brown Brothers Harriman & Co. Cash Management Sweep 4.24%, 05/01/06 33,759	**33,759**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets
U.S. Treasury Obligation 0.1% of net assets	
Other Securities 4.54% , 06/15/06 1,393	**0.1**

	Value ($ x 1,000)
Security and Number of Shares	
Warrants 0.0% of net assets	
Other Securities , 12/10/07 11,390 —	**5**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 3.2% of net assets		
State Street Navigator Security Lending Prime Portfolio	52,289	**52,289**

End of collateral invested for securities on loan.

At April 30, 2006 the tax basis cost of the fund's investments was $1,497,328, and the unrealized appreciation and depreciation were $188,050 and ($62,681), respectively, with a net unrealized appreciation of $125,369.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains/Losses
Futures Contracts			
S&P 500 Index, e-mini, Long, expires 06/16/06	324	21,318	151
S&P 500 Index, Long expires 06/15/06	47	15,462	(15)
			136

*   Non-income producing security.
(a) All or a portion of security is on loan.
(b) All or a portion of this security is held as collateral for open futures contracts.
(c) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $51,065 (cost $1,485,675)	$1,622,697
Collateral invested for securities on loan	52,289
Receivables:	
Fund shares sold	3,532
Dividends	1,960
Due from brokers for futures	12
Interest	12
Income from securities on loan	2
Prepaid expenses	+ 41
Total assets	**1,680,545**

Liabilities

Collateral invested for securities on loan	52,289
Payables:	
Investments bought	83
Fund shares redeemed	1,100
Transfer agent and shareholder services fees	10
Accrued expenses	+ 155
Total liabilities	**53,637**

Net Assets

Total assets	1,680,545
Total liabilities	- 53,637
Net assets	**$1,626,908**

Net Assets by Source

Capital received from investors	1,537,349
Net investment income not yet distributed	8,715
Net realized capital losses	(56,314)
Net unrealized capital gains	137,158

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,626,908		157,132		10.35

See financial notes. 41

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Dividends		$13,984
Interest		437
Securities on loan	+	29
Total investment income		**14,450**
Net Realized Gains and Losses		
Net realized losses on investments		(6,592)
Net realized gains on futures contracts	+	2,396
Net realized losses		**(4,196)**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		118,778
Net unrealized gains on futures contracts	+	232
Net unrealized gains		**119,010**
Expenses		
Investment adviser and administrator fees		1,098
Transfer agent and shareholder service fees		606
Trustees' fees		6
Portfolio accounting fees		55
Custodian fees		36
Professional fees		16
Registration fees		80
Shareholder reports		45
Other expenses	+	12
Total expenses		1,954
Expense reduction	-	1,231
Net expenses		**723**
Increase in Net Assets from Operations		
Total investment income		14,450
Net expenses	-	723
Net investment income		**13,727**
Net realized Losses		(4,196)
Net unrealized gains	+	119,010
Increase in net assets from operations		**$128,541**

 See financial notes.

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05-4/30/06	11/1/04-10/31/05
Net investment income	$13,727	$15,535
Net realized losses	(4,196)	(626)
Net unrealized gains	+ 119,010	24,327
Increase in net assets from operations	**128,541**	**39,236**

Distributions Paid

	11/1/05-4/30/06	11/1/04-10/31/05
Dividends from net investment income	**$18,249**	**$6,241**

Transactions in Fund Shares

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	39,948	$401,728	102,956	$975,330
Shares reinvested	1,660	16,500	537	4,985
Shares redeemed	+ (14,686)	(147,737)	(12,169)	(115,050)
Net transactions in fund shares	**26,922**	**$270,491**	**91,324**	**$865,265**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		11/1/04-10/31/0	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	130,210	$1,246,125	38,886	$347,865
Total increase	+ 26,922	380,783	91,324	898,260
End of period	**157,132**	**$1,626,908**	**130,210**	**$1,246,125**
Net investment income not yet distributed		**$8,715**		**$13,237**

Schwab 1000 Index® Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	35.31	32.54	30.25	25.25	29.57	39.95
Income or loss from investment operations:						
Net investment income	0.28	0.55	0.37	0.33	0.31	0.26
Net realized and unrealized gains or losses	3.16	2.70	2.26	4.99	(4.36)	(10.40)
Total income or loss from investment operations	3.44	3.25	2.63	5.32	(4.05)	(10.14)
Less distributions:						
Dividends from net investment income	(0.46)	(0.48)	(0.34)	(0.32)	(0.27)	(0.24)
Net asset value at end of period	38.29	35.31	32.54	30.25	25.25	29.57
Total return (%)	9.79[1]	10.04	8.78	21.34	(13.87)	(25.50)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.49[2]	0.50	0.50	0.49	0.46	0.46
Gross operating expenses	0.49[2]	0.50	0.50	0.51	0.52	0.51
Net investment income	1.42[2]	1.49	1.15	1.27	1.04	0.78
Portfolio turnover rate	4[1]	6	5	5	9	8
Net assets, end of period ($ x 1,000,000)	4,255	4,166	4,258	3,974	3,223	3,852

* Unaudited.

[1] Not annualized.

[2] Annualized.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	35.34	32.56	30.27	25.26	29.58	39.98
Income or loss from investment operations:						
Net investment income	0.29	0.56	0.42	0.37	0.35	0.31
Net realized and unrealized gains or losses	3.17	2.74	2.25	4.99	(4.36)	(10.41)
Total income or loss from investment operations	3.46	3.30	2.67	5.36	(4.01)	(10.10)
Less distributions:						
Dividends from net investment income	(0.51)	(0.52)	(0.38)	(0.35)	(0.31)	(0.30)
Net asset value at end of period	38.29	35.34	32.56	30.27	25.26	29.58
Total return (%)	9.87[1]	10.21	8.90	21.52	(13.77)	(25.40)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.34[2]	0.35	0.35	0.35	0.35	0.35
Gross operating expenses	0.34[2]	0.35	0.35	0.36	0.37	0.36
Net investment income	1.56[2]	1.63	1.30	1.41	1.15	0.89
Portfolio turnover rate	4[1]	6	5	5	9	8
Net assets, end of period ($ x 1,000,000)	2,512	2,328	2,138	1,996	1,588	1,911

* Unaudited.
[1] Not annualized.
[2] Annualized.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
99.8% Common Stock	3,358,125	6,752,642
0.1% Foreign Common Stock	3,598	5,937
—% Other Investments	3,539	3,539
—% U.S. Treasury Obligation	1,193	1,193
99.9% Total Investments	3,366,455	6,763,311
5.7% Collateral Invested for Securities on Loan	383,468	383,468
(5.6)% Other Assets and Liabilities, Net		(380,036)
100.0% Net Assets		6,766,743

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets			
Automobiles & Components 0.4%			
Other Securities	1,539,696	0.4	30,089
Banks 5.5%			
Wachovia Corp.	738,452	0.7	44,196
Wells Fargo & Co.	758,898	0.8	52,129
Other Securities	6,678,493	4.0	276,590
		5.5	372,915
Capital Goods 8.3%			
3M Co.	355,034	0.5	30,331
General Electric Co. *(b)*	4,830,822	2.5	167,098
The Boeing Co.	383,389	0.5	31,994
United Technologies Corp.	472,763	0.4	29,694
Other Securities	5,504,653	4.4	304,425
		8.3	563,542
Commercial Services & Supplies 1.0%			
Other Securities	1,965,010	1.0	66,573
Consumer Durables & Apparel 1.4%			
Other Securities	2,112,151	1.4	93,612
Consumer Services 2.1%			
Other Securities	3,521,571	2.1	145,793
Diversified Financials 9.4%			
American Express Co. *(b)*	589,477	0.5	31,720
Bank of America Corp. *(b)*	2,153,468	1.6	107,501
Citigroup, Inc.	2,399,975	1.8	119,879
JPMorgan Chase & Co.	1,642,938	1.1	74,556
Merrill Lynch & Co., Inc.	433,262	0.5	33,041
Morgan Stanley	514,848	0.5	33,105
The Charles Schwab Corp. *(b)(c)*	599,315	0.2	10,728
The Goldman Sachs Group, Inc.	207,972	0.5	33,336
Other Securities	3,305,303	2.7	190,013
		9.4	633,879

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Energy 9.3%			
ChevronTexaco Corp.	1,021,877	0.9	62,355
ConocoPhillips	768,139	0.8	51,388
Exxon Mobil Corp.	2,936,104	2.7	185,209
Schlumberger Ltd.	544,006	0.5	37,613
Other Securities	5,328,721	4.4	296,406
		9.3	**632,971**
Food & Staples Retailing 2.3%			
Wal-Mart Stores, Inc. *(a)(b)*	1,909,877	1.2	86,002
Other Securities	2,127,200	1.1	71,071
		2.3	**157,073**
Food, Beverage & Tobacco 4.6%			
Altria Group, Inc. *(b)*	949,415	1.0	69,459
PepsiCo, Inc.	766,287	0.7	44,629
The Coca-Cola Co.	1,110,804	0.7	46,609
Other Securities	4,356,049	2.2	153,491
		4.6	**314,188**
Health Care Equipment & Services 4.2%			
UnitedHealth Group, Inc.	628,712	0.5	31,272
Other Securities	5,666,457	3.7	254,287
		4.2	**285,559**
Household & Personal Products 2.0%			
Procter & Gamble Co.	1,576,602	1.4	91,774
Other Securities	848,924	0.6	42,726
		2.0	**134,500**
Insurance 5.9%			
American International Group, Inc.	1,197,136	1.2	78,113
Berkshire Hathaway, Inc., Class A *	706	0.9	62,834
Other Securities	4,978,229	3.8	255,430
		5.9	**396,377**
Materials 3.2%			
Other Securities	4,910,304	**3.2**	**218,316**
Media 3.7%			
Comcast Corp., Class A *	989,202	0.5	30,616
Time Warner, Inc.	2,034,138	0.5	35,394
Other Securities	8,230,857	2.7	186,520
		3.7	**252,530**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 7.3%			
Abbott Laboratories *(b)*	700,446	0.5	29,937
Amgen, Inc. *(b)* *	558,760	0.6	37,828
Genentech, Inc. *	472,019	0.6	37,625
Johnson & Johnson	1,371,817	1.2	80,402
Merck & Co., Inc.	1,038,585	0.5	35,748
Pfizer, Inc.	3,461,210	1.3	87,672
Wyeth	598,983	0.4	29,152
Other Securities	4,241,708	2.2	153,514
		7.3	**491,878**
Real Estate 2.0%			
Other Securities	2,959,596	**2.0**	**132,896**
Retailing 3.9%			
Home Depot, Inc.	968,695	0.6	38,680
Other Securities	5,765,170	3.3	223,119
		3.9	**261,799**
Semiconductors & Semiconductor Equipment 3.0%			
Intel Corp.	2,761,028	0.8	55,165
Texas Instruments, Inc. *(b)*	811,084	0.4	28,153
Other Securities	4,638,916	1.8	117,619
		3.0	**200,937**
Software & Services 5.9%			
Google, Inc., Class A *	136,348	0.9	56,985
Microsoft Corp. *(b)*	4,886,447	1.8	118,008
Oracle Corp. *	2,388,510	0.5	34,848
Other Securities	6,274,816	2.7	192,090
		5.9	**401,931**
Technology Hardware & Equipment 6.4%			
Cisco Systems, Inc. *	3,078,089	1.0	64,486
Dell, Inc. *	1,116,476	0.4	29,252
Hewlett-Packard Co.	1,345,218	0.7	43,679
International Business Machines Corp.	746,116	0.9	61,435
Qualcomm, Inc.	775,828	0.6	39,831
Other Securities	12,051,584	2.8	195,824
		6.4	**434,507**
Telecommunication Services 3.0%			
AT&T Corp. *(b)*	1,811,648	0.7	47,483
BellSouth Corp.	845,066	0.4	28,546
Sprint Corp. (FON Group) *(b)*	1,367,507	0.5	33,914

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Verizon Communications, Inc.	1,351,137	0.7	44,628
Other Securities	2,267,721	0.7	46,437
		3.0	**201,008**

Transportation 1.9%

United Parcel Service, Inc., Class B	510,825	0.6	41,413
Other Securities	1,679,800	1.3	86,839
		1.9	**128,252**

Utilities 3.0%

Other Securities	5,825,579	**3.0**	**201,517**

\Foreign Common Stock 0.1% of net assets

Cayman Islands 0.1%

Energy 0.1%

Other Securities	96,995	**0.1**	**5,937**

Security Rate, Maturity Date Face Amount ($ x 1,000)		% of Net Assets	

Other Investments 0.0% of net assets

Other Securities 1.00% , 12/31/30	3,539	**0.1**	**3,539**

U.S. Treasury Obligation 0.0% of net assets

Other Securities 4.65% , 06/15/06	1,200	—	**1,193**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 5.7% of net assets		
State Street Navigator Security Lending Prime Portfolio	383,468	**383,468**

End of collateral invested for securities on loan.

At 04/30/06 the tax basis cost of the fund's investments was $3,371,206, and the unrealized appreciation and depreciation were $3,543,933 and ($151,828), respectively, with a net unrealized appreciation of $3,392,105.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains/Losses
Futures Contracts			
S&P 500 Index, e-mini, Long, expires 06/16/06	30	1,974	**31**

* Non-income producing security.
(a) All or a portion of this security is on loan.
(b) All or a portion of this security is held as collateral for open futures contracts.
(c) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities
As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $373,913 (cost $3,366,455)	$6,763,311
Collateral invested for securities on loan	383,468
Receivables:	
Fund shares sold	3,281
Dividends	7,318
Due from brokers for futures	11
Interest	38
Income from securities on loan	69
Prepaid expenses	+ 85
Total assets	**7,157,581**

Liabilities

Collateral invested for securities on loan	383,468
Payables:	
Investments bought	287
Investment adviser and administrator fees	123
Transfer agent and shareholder services fees	108
Trustee fees	7
Fund shares redeemed	6,673
Accrued expenses	+ 172
Total liabilities	**390,838**

Net Assets

Total assets	7,157,581
Total liabilities	- 390,838
Net assets	**$6,766,743**

Net Assets by Source

Capital received from investors	3,726,642
Net investment income not yet distributed	29,372
Net realized capital losses	(386,158)
Net unrealized capital gains	3,396,887

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,255,015		111,123		$38.29
Select Shares	$2,511,728		65,594		$38.29

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends (net of foreign witholding taxes of $4)		$63,046
Interest		237
Lending of securities	+	256
Total Investment Income		**63,539**

Net Realized Gains and Losses

Net realized gains on investments		126,723
Net realized gains on futures contracts	+	693
Net realized gains		**127,416**

Net Unrealized Gains and Losses

Net unrealized gains on investments		450,730
Net unrealized gains on futures contracts	+	39
Net unrealized gains		**450,769**

Expenses

Investment adviser and administrator fees		7,372
Transfer agent and shareholder service fees:		
Investor Shares		5,298
Select Shares		1,220
Trustees' fees		23
Custodian fees		72
Portfolio accounting fees		215
Professional fees		35
Registration fees		41
Shareholder reports		88
Other expenses	+	98
Total expenses		**14,462**

Increase in Net Assets from Operations

Total investment income		63,539
Total expenses	-	14,462
Net investment income		**49,077**
Net realized gains		127,416
Net unrealized gains	+	450,769
Increase in net assets from operations		**$627,262**

 See financial notes.

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

TransactionOperations

	11/1/05–4/30/06	11/1/04–10/31/05
Net investment income	$49,077	$101,492
Net realized gains	127,416	45,444
Net unrealized gains	+ 450,769	485,599
Increase in net assets from operations	**627,262**	**632,535**

Distributions Paid

Dividends from net investment income		
Investor Shares	53,026	61,678
Select Shares	+ 33,855	33,954
Total dividends from net investment income	**$86,881**	**$95,632**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,821	$142,076	10,950	$375,768
Select Shares	+ 5,303	196,974	11,316	393,335
Total shares sold	**9,124**	**$339,050**	**22,266**	**$769,103**
Shares Reinvested				
Investor Shares	1,329	$48,830	1,674	$56,670
Select Shares	+ 769	28,221	840	28,419
Total shares reinvested	**2,098**	**$77,051**	**2,514**	**$85,089**
Shares Redeemed				
Investor Shares	(12,016)	($446,989)	(25,490)	($881,852)
Select Shares	+ (6,351)	(236,301)	(11,930)	(410,943)
Total shares redeemed	**(18,367)**	**($683,290)**	**(37,420)**	**($1,292,795)**
Net transactions in fund shares	**(7,145)**	**($267,189)**	**(12,640)**	**($438,603)**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	183,862	$6,493,551	196,502	$6,395,251
Total increase or decrease	+ (7,145)	273,192	(12,640)	98,300
End of period	**176,717**	**$6,766,743**	**183,862**	**$6,493,551**
Net investment income net yet distributed		**$29,372**		**$67,176**

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	22.31	19.92	18.22	13.27	15.98	21.06
Income or loss from investment operations:						
Net investment income	0.12	0.14	0.13	0.11	0.13	0.07
Net realized and unrealized gains or losses	3.60	2.38	1.68	4.98	(2.17)	(2.76)
Total income or loss from investment operations	3.72	2.52	1.81	5.09	(2.04)	(2.69)
Less distributions:						
Dividends from net investment income	(0.14)	(0.13)	(0.11)	(0.14)	(0.09)	(0.08)
Distributions from net realized gains	(0.15)	—	—	—	(0.58)	(2.31)
Total distributions	(0.29)	(0.13)	(0.11)	(0.14)	(0.67)	(2.39)
Net asset value at end of period	25.74	22.31	19.92	18.22	13.27	15.98
Total return (%)	16.80[1]	12.66	9.98	38.72	(13.66)	(13.66)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.57[2]	0.58	0.59	0.56	0.49	0.49
Gross operating expenses	0.57[2]	0.58	0.59	0.60	0.60	0.61
Net investment income	0.92[2]	0.57	0.66	0.74	0.77	0.49
Portfolio turnover rate	25[1]	40	39	34	44	49
Net assets, end of period ($ x 1,000,000)	887	823	869	886	722	804

* Unaudited.

[1] Not annualized.

[2] Annualized.

 See financial notes.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	22.36	19.96	18.25	13.28	16.00	21.09
Income or loss from investment operations:						
Net investment income	0.13	0.17	0.17	0.14	0.14	0.11
Net realized and unrealized gains or losses	3.61	2.39	1.68	4.99	(2.18)	(2.78)
Total income or loss from investment operations	3.74	2.56	1.85	5.13	(2.04)	(2.67)
Less distributions:						
Dividends from net investment income	(0.18)	(0.16)	(0.14)	(0.16)	(0.10)	(0.11)
Distributions from net realized gains	(0.15)	—	—	—	(0.58)	(2.31)
Total distributions	(0.33)	(0.16)	(0.14)	(0.16)	(0.68)	(2.42)
Net asset value at end of period	25.77	22.36	19.96	18.25	13.28	16.00
Total return (%)	16.87[1]	12.86	10.16	39.02	(13.62)	(13.56)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.42[2]	0.41	0.42	0.41	0.38	0.38
Gross operating expenses	0.42[2]	0.43	0.44	0.45	0.45	0.46
Net investment income	1.07[2]	0.74	0.82	0.89	0.88	0.60
Portfolio turnover rate	25[1]	40	39	34	44	49
Net assets, end of period ($ x 1,000,000)	867	795	761	759	638	727

* Unaudited.
[1] Not annualized.
[2] Annualized.

See financial notes.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

	Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
99.8%	Common Stock	1,317,145	1,750,228
0.1%	Short-Term Investment	2,473	2,473
—%	U.S. Treasury Obligation	224	224
99.9%	**Total Investments**	**1,319,842**	**1,752,925**
11.8%	Collateral Invested for Securities on Loan	206,607	206,607
(11.7)%	Other Assets and Liabilities, Net		(205,591)
100.0%	**Net Assets**		**1,753,941**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets			
Automobiles & Components 0.9%			
Other Securities	747,909	**0.9**	**15,465**
Banks 8.2%			
Bancorpsouth, Inc.	114,368	0.1	2,931
First Citizens BancShares, Inc., Class A	15,465	0.1	2,958
Other Securities	5,431,889	8.0	138,188
		8.2	**144,077**
Capital Goods 8.2%			
AGCO Corp. *	125,945	0.2	2,981
Armor Holdings, Inc. *	48,216	0.2	2,945
DRS Technologies, Inc.	54,291	0.2	3,015
GATX Corp.	69,790	0.2	3,266
Lincoln Electric Holdings, Inc.	57,525	0.2	3,153
Toro Co.	60,335	0.2	2,984
Other Securities	3,784,057	7.0	125,809
		8.2	**144,153**
Commercial Services & Supplies 3.5%			
Other Securities	2,246,689	**3.5**	**61,365**
Consumer Durables & Apparel 3.7%			
Other Securities	2,487,522	**3.7**	**65,457**
Consumer Services 4.6%			
Orient-Express Hotels Ltd., Class A	79,772	0.2	3,271
Sotheby's Holdings, Inc., Class A *	97,741	0.2	2,931
Other Securities	2,496,798	4.2	74,262
		4.6	**80,464**
Diversified Financials 2.1%			
Greenhill & Co., Inc. *(a)*	45,682	0.2	3,240
Investment Technology Group, Inc. *	63,465	0.2	3,363
Other Securities	1,110,520	1.7	30,874
		2.1	**37,477**
Energy 8.1%			
Boardwalk Pipeline Partners, LP *(a)*	141,435	0.2	3,187

 See financial notes.

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Foundation Coal			
Holdings, Inc.	62,278	0.2	3,157
Holly Corp.	41,603	0.2	3,211
Magellan Midstream			
Partners *(a)*	92,608	0.2	3,145
Maverick Tube Corp. *(a)* *	59,311	0.2	3,228
Seacor Holdings, Inc. *	34,616	0.2	3,062
Superior Energy			
Services, Inc. *	104,787	0.2	3,369
Other Securities	4,192,039	6.7	120,167
		8.1	**142,526**

Food & Staples Retailing 0.9%

Rite Aid Corp. *	721,895	0.2	3,248
Other Securities	407,602	0.7	12,691
		0.9	**15,939**

Food, Beverage & Tobacco 1.6%

Hansen Natural			
Corp. *(a)* *	30,715	0.2	3,976
Other Securities	849,710	1.4	24,616
		1.6	**28,592**

Health Care Equipment & Services 5.1%

Brookdale Senior			
Living, Inc. *(a)*	78,669	0.2	2,993
WebMD Health Corp.,			
Class A *(a)* *	69,724	0.2	3,034
Other Securities	2,747,195	4.7	83,420
		5.1	**89,447**

Household & Personal Products 0.6%

Other Securities	978,677	**0.6**	**11,210**

Insurance 4.1%

Arch Capital Group Ltd. *	49,227	0.2	2,991
Other Securities	2,389,812	3.9	68,036
		4.1	**71,027**

Materials 4.9%

Albemarle Corp.	63,716	0.2	3,047
Carpenter Technology			
Corp.	36,101	0.2	4,294
Steel Dynamics, Inc.	67,162	0.2	4,194
Other Securities	3,269,798	4.3	74,357
		4.9	**85,892**

Media 2.1%

Other Securities	2,899,400	**2.1**	**36,677**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 4.3%			
Other Securities	3,434,199	**4.3**	**75,126**
Real Estate 6.3%			
Taubman Centers, Inc.	70,883	0.2	2,916
Other Securities	4,066,384	6.1	107,670
		6.3	**110,586**
Retailing 5.4%			
Coldwater Creek, Inc. *	120,979	0.2	3,383
Nutri/System, Inc. *(a)* *	46,448	0.1	3,152
OfficeMax, Inc.	87,792	0.2	3,398
The Men's Wearhouse,			
Inc. *(b)*	82,645	0.1	2,929
Other Securities	3,393,715	4.8	82,036
		5.4	**94,898**
Semiconductors & Semiconductor Equipment 4.1%			
Amkor Technology, Inc. *(a)* *	245,218	0.2	2,965
Cree, Inc. *(a)* *	108,896	0.2	3,247
Cymer, Inc. *	56,165	0.2	2,903
PMC - Sierra, Inc. *(a)* *	254,323	0.2	3,161
Spansion, Inc. Class A *	171,763	0.2	2,941
Other Securities	4,700,305	3.1	55,708
		4.1	**70,925**
Software & Services 8.1%			
Factset Research			
Systems, Inc.	66,796	0.2	2,948
Parametric			
Technology Corp. *	347,452	0.3	5,191
Sybase, Inc. *	135,719	0.2	2,955
VeriFone Holdings, Inc. *(a)* *	101,143	0.2	3,131
Other Securities	6,782,444	7.2	127,466
		8.1	**141,691**
Technology Hardware & Equipment 5.8%			
3Com Corp. *(b)* *	540,019	0.2	2,911
Foundry Networks, Inc. *	211,524	0.2	3,006
Palm, Inc. *(a)* *	147,560	0.2	3,335
Polycom, Inc. *	138,739	0.2	3,052
Trimble Navigation Ltd. *	74,801	0.2	3,544
Other Securities	4,984,459	4.8	86,363
		5.8	**102,211**

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Telecommunication Services 1.3%			
SBA Communications Corp. *	118,934	0.1	2,988
Other Securities	1,629,645	1.2	19,141
		1.3	**22,129**
Transportation 2.8%			
Amerco, Inc. *	29,704	0.2	3,102
Continental Airlines, Inc., Class B *	125,511	0.2	3,268
Swift Transportation Co., Inc. *	102,350	0.2	3,065
Other Securities	1,428,115	2.2	39,645
		2.8	**49,080**
Utilities 3.1%			
Other Securities	2,811,247	**3.1**	**53,814**

Security Rate, Maturity Date Face Amount ($ x 1,000)		% of Net Assets	Value ($ x 1,000)
Short-term Investment 0.1% of net assets			
Other Securities 4.24% , 05/01/06	2,473	**0.1**	**2,473**

Security Rate, Maturity Date Face Amount ($ x 1,000)		% of Net Assets	
U.S. Treasury Obligation 0.0% of net assets			
Other Securities 4.50% , 06/15/06	225	—	**224**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 11.8% of net assets		
State Street Navigator Security Lending Prime Portfolio	206,607	**206,607**

End of collateral invested for securities on loan.

At 04/30/06 the tax basis cost of the fund's investments was $1,321,010, and the unrealized appreciation and depreciation were $493,730 and ($61,815), respectively, with a net unrealized appreciation of $431,915.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contracts			
Russell 2000 Index, e-mini Futures, Long, expires 06/16/06	33	2,537	**62**

* Non-income producing security.
(a) All or a portion of security is on loan.
(b) All or a portion of this security is held as collateral for open futures contracts.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $201,400 (cost $1,319,842)	$1,752,925
Collateral invested for securities on loan	206,607
Cash	4
Receivables:	
Fund shares sold	1,017
Dividends	920
Due from brokers for futures	39
Interest	1
Income from securities on loan	166
Prepaid expenses	+ 25
Total assets	**1,961,704**

Liabilities

Collateral invested for securities on loan	206,607
Payables:	
Investment adviser and administrator fees	42
Transfer agent and shareholder services fees	25
Trustee fees	2
Fund shares redeemed	1,021
Accrued expenses	+ 66
Total liabilities	**207,763**

Net Assets

Total assets	1,961,705
Total liabilities	− 207,764
Net assets	**$1,753,941**

Net Assets by Source

Capital received from investors	1,143,459
Net investment income not yet distributed	5,663
Net realized capital gains	171,674
Net unrealized capital gains	433,145

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$887,320		34,472		$25.74
Select Shares	866,621		33,625		$25.77

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends		$11,437
Interest		181
Lending of securities	+	940
Total Investment Income		**12,558**

Net Realized Gains and Losses

Net realized gains on investments		171,587
Net realized gains on futures contracts	+	1,321
Net realized gains		**172,908**

Net Unrealized Gains and Losses

Net unrealized gains on investments		82,370
Net unrealized gains on futures contracts	+	62
Net unrealized gains		**82,432**

Expenses

Investment adviser and administrator fees		2,489
Transfer agent and shareholder service fees:		
Investor Shares		1,069
Select Shares		417
Trustees' fees		8
Custodian fees		28
Portfolio accounting fees		74
Professional fees		24
Registration fees		39
Shareholder reports		24
Other expenses	+	11
Total expenses		**4,183**
Expense reduction	-	9
Net expenses		**4,174**

Increase in Net Assets from Operations

Total investment income		12,558
Net expenses	-	4,174
Net investment income		**8,384**
Net realized gains		172,908
Net unrealized gains	+	82,432
Increase in net assets from operations		**$263,724**

Statements of

Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05–4/30/06	11/1/04–10/31/05
Net investment income	$8,384	$10,894
Net realized gains	172,908	81,311
Net unrealized gains	+ 82,432	109,886
Increase in net assets from operations	**263,724**	**202,091**

Distributions Paid

Dividends from net investment income		
Investor Shares	4,995	5,474
Select Shares	+ 6,216	5,977
Total dividends from net investment income	**11,211**	**11,451**

Distributions from net realized gains		
Investor Shares	5,339	—
Select Shares	+ 5,155	—
Total distributions from net realized gains	**10,494**	**—**

Total distributions	**$21,705**	**$11,451**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	1,624	$39,846	4,246	$91,743
Select Shares	1,593	38,223	5,026	109,688
Total shares sold	**3,217**	**$78,069**	**9,272**	**$201,431**
Shares Reinvested				
Investor Shares	414	$9,612	237	$5,085
Select Shares	451	10,498	256	5,502
Total shares reinvested	**865**	**$20,110**	**493**	**$10,587**
Shares Redeemed				
Investor Shares	(4,460)	($107,767)	(11,218)	($243,579)
Select Shares	(3,979)	(96,464)	(7,843)	(170,831)
Total shares redeemed	**(8,439)**	**($204,231)**	**(19,061)**	**($414,410)**
Net transactions in fund shares	**(4,357)**	**($106,052)**	**(9,296)**	**($202,392)**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	72,454	$1,617,974	81,750	$1,629,726
Total increase or decrease	+ (4,357)	135,967	(9,296)	(11,752)
End of period	**68,097**	**$1,753,941**	**72,454**	**$1,617,974**
Net investment income not yet distributed		**$5,663**		**$8,490**

See financial notes. 59

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	20.77	19.04	17.48	14.35	16.62	22.49
Income or loss from investment operations:						
Net investment income	0.15	0.29	0.19	0.16	0.16	0.15
Net realized and unrealized gains or losses	2.01	1.69	1.53	3.14	(2.27)	(5.87)
Total income or loss from investment operations	2.16	1.98	1.72	3.30	(2.11)	(5.72)
Less distributions:						
Dividends from net investment income	(0.25)	(0.25)	(0.16)	(0.17)	(0.16)	(0.15)
Net asset value at end of period	22.68	20.77	19.04	17.48	14.35	16.62
Total return (%)	10.45[1]	10.45	9.93	23.24	(12.86)	(25.55)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.53[2]	0.54	0.56	0.53	0.40	0.40
Gross operating expenses	0.53[2]	0.54	0.56	0.59	0.62	0.65
Net investment income	1.34[2]	1.37	1.07	1.18	1.11	0.94
Portfolio turnover rate	2[1]	2	2	3	2	2
Net assets, end of period ($ x 1,000,000)	635	600	592	469	263	224

* Unaudited.
[1] Not annualized.
[2] Annualized.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	20.83	19.09	17.52	14.37	16.65	22.52
Income or loss from investment operations:						
Net investment income	0.16	0.31	0.22	0.20	0.19	0.18
Net realized and unrealized gains or losses	2.02	1.71	1.54	3.14	(2.29)	(5.87)
Total income or loss from investment operations	2.18	2.02	1.76	3.34	(2.10)	(5.69)
Less distributions:						
Dividends from net investment income	(0.28)	(0.28)	(0.19)	(0.19)	(0.18)	(0.18)
Net asset value at end of period	22.73	20.83	19.09	17.52	14.37	16.65
Total return (%)	10.54[1]	10.63	10.10	23.50	(12.81)	(25.40)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.38[2]	0.39	0.39	0.36	0.27	0.27
Gross operating expenses	0.38[2]	0.39	0.41	0.44	0.47	0.50
Net investment income	1.48[2]	1.52	1.23	1.35	1.24	1.07
Portfolio turnover rate	2[1]	2	2	3	2	2
Net assets, end of period ($ x 1,000,000)	688	617	548	429	264	257

* Unaudited.
[1] Not annualized.
[2] Annualized.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.2%	Common Stock	1,043,807	1,312,676
0.1%	Foreign Common Stock	424	1,172
0.6%	Short-term Investment	7,239	7,239
—%	Preferred Stock	64	81
—%	U.S. Treasury Obligation	358	358
—%	Warrants	147	—
—%	Rights	—	—
99.9%	Total Investments	1,052,039	1,321,526
2.9%	Collateral Invested for Securities on Loan	38,046	38,046
(2.8)%	Other Assets and Liabilities, Net		(36,453)
100.0%	Net Assets		1,323,119

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 98.7% of net assets		
Automobiles & Components 0.5%		
Other Securities 347,286	**0.5**	**6,758**
Banks 6.1%		
U.S. Bancorp 158,531	0.4	4,984
Wachovia Corp. 138,300	0.6	8,277
Wells Fargo & Co. 137,577	0.7	9,450
Other Securities 1,521,605	4.4	57,368
	6.1	**80,079**
Capital Goods 8.2%		
3M Co. 65,000	0.4	5,553
General Electric Co. (c) 834,466	2.2	28,864
The Boeing Co. 68,800	0.5	5,741
United Technologies Corp. 84,068	0.4	5,280
Other Securities 1,251,482	4.7	63,426
	8.2	**108,864**
Commercial Services & Supplies 1.4%		
Other Securities 576,327	**1.4**	**18,024**
Consumer Durables & Apparel 1.7%		
Other Securities 603,093	**1.7**	**21,882**
Consumer Services 2.3%		
Other Securities 811,002	**2.3**	**30,852**
Diversified Financials 8.6%		
American Express Co. 105,150	0.4	5,658
Bank of America Corp. (c) 381,577	1.5	19,048
Citigroup, Inc. (c) 412,286	1.6	20,594
Goldman Sachs Group, Inc. 38,700	0.5	6,203
JPMorgan Chase & Co. 295,944	1.0	13,430
Merrill Lynch & Co., Inc. 79,800	0.5	6,086
Morgan Stanley 90,300	0.4	5,806
The Charles Schwab Corp. (d) 111,120	0.2	1,989
Other Securities 636,703	2.5	34,890
	8.6	**113,704**

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Energy 9.0%			
ChevronTexaco Corp.	178,939	0.8	10,919
ConocoPhillips	136,723	0.7	9,147
Exxon Mobil Corp. *(c)*	493,166	2.4	31,109
Schlumberger Ltd.	100,000	0.5	6,914
Other Securities	1,183,283	4.6	60,885
		9.0	**118,974**
Food & Staples Retailing 2.1%			
Wal-Mart Stores, Inc.	309,100	1.0	13,919
Other Securities	479,291	1.1	14,422
		2.1	**28,341**
Food, Beverage & Tobacco 4.3%			
Altria Group, Inc.	168,800	0.9	12,349
PepsiCo, Inc.	140,800	0.6	8,200
The Coca-Cola Co.	202,200	0.7	8,484
Other Securities	807,654	2.1	27,593
		4.3	**56,626**
Health Care Equipment & Services 4.5%			
UnitedHealth Group, Inc.	118,880	0.5	5,913
Other Securities	1,349,101	4.0	54,090
		4.5	**60,003**
Household & Personal Products 1.9%			
Procter & Gamble Co. *(c)*	269,915	1.2	15,712
Other Securities	185,847	0.7	8,663
		1.9	**24,375**
Insurance 5.4%			
American International Group, Inc.	211,922	1.1	13,828
Berkshire Hathaway, Inc., Class A *	119	0.8	10,591
Other Securities	954,859	3.5	46,740
		5.4	**71,159**
Materials 3.3%			
Other Securities	1,033,610	**3.3**	**43,761**
Media 3.7%			
Time Warner, Inc.	367,052	0.5	6,387
Other Securities	1,779,977	3.2	42,805
		3.7	**49,192**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 7.0%			
Abbott Laboratories	125,705	0.4	5,373
Amgen, Inc. *	103,268	0.6	6,991
Genentech, Inc. *	83,300	0.5	6,640
Johnson & Johnson	246,370	1.1	14,440
Merck & Co., Inc.	183,552	0.5	6,318
Pfizer, Inc.	610,192	1.2	15,456
Wyeth	109,400	0.4	5,325
Other Securities	1,036,478	2.3	32,209
		7.0	**92,752**
Real Estate 2.2%			
Other Securities	750,984	**2.2**	**29,611**
Retailing 4.0%			
Home Depot, Inc.	170,200	0.5	6,796
Other Securities	1,313,538	3.5	46,538
		4.0	**53,334**
Semiconductors & Semiconductor Equipment 2.9%			
Intel Corp.	483,832	0.7	9,667
Other Securities	1,228,512	2.2	28,822
		2.9	**38,489**
Software & Services 6.1%			
Google, Inc., Class A *	22,900	0.7	9,571
Microsoft Corp. *(c)*	839,250	1.6	20,268
Oracle Corp. *	434,449	0.5	6,339
Other Securities	1,700,197	3.3	44,301
		6.1	**80,479**
Technology Hardware & Equipment 6.3%			
Cisco Systems, Inc. *	511,909	0.8	10,724
Dell, Inc. *	195,500	0.4	5,122
Hewlett-Packard Co.	239,636	0.6	7,781
International Business Machines Corp.	131,510	0.8	10,829
Qualcomm, Inc.	135,100	0.5	6,936
Other Securities	2,520,512	3.2	41,810
		6.3	**83,202**
Telecommunication Services 2.8%			
AT&T Corp.	332,806	0.7	8,723
BellSouth Corp.	160,887	0.4	5,435
Sprint Corp. (FON Group)	231,530	0.5	5,742
Verizon Communications, Inc.	247,572	0.6	8,177
Other Securities	478,197	0.6	8,574
		2.8	**36,651**

See financial notes.   63

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Transportation 1.9%		
United Parcel Service, Inc., Class B 91,480	0.6	7,416
Other Securities 401,612	1.3	18,129
	1.9	**25,545**
Utilities 3.0%		
Other Securities 1,135,373	**3.0**	**40,019**

Foreign Common Stock 0.1% of net assets

Cayman Islands 0.1%

Energy 0.1%

Other Securities 19,155	**0.1**	**1,172**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

Short-term Investment 0.6% of net assets

Brown Brothers Harriman & Co. Cash Management Sweep 4.24%, 05/01/06	7,239	**7,239**

Security and Number of Shares

Preferred Stock 0.0% of net assets

Real Estate 0.0%

Other Securities 6.00% 1,200	—	**81**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
U.S. Treasury Obligation 0.0% of net assets		
Other Securities 4.61% , 06/15/06 360	—	**358**

Security and Number of Shares

Warrants 0.0% of net assets		
Other Securities 11	—	—
Rights 0.0% of net assets		
Other Securities 1,640	—	—

End of Investments.

Security	Number of Shares
Collateral Invested for Securities on Loan 2.9% of net assets	
State Street Navigator Security Lending Prime Portfolio 38,046	**38,046**

End of collateral invested for securities on loan.

At April 30, 2006 the tax basis cost of the fund's investments was $1,052,896, and the unrealized appreciation and depreciation were $384,670 and ($116,040), respectively, with a net unrealized appreciation of $268,630.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contracts			
Russell 2000 Index, e-mini Futures, Long, expires 06/16/06	38	2,921	132
S&P 500 Index, e-mini, Long, expires 06/16/06	53	3,487	53
			185

* Non-income producing security.
(a) All or a portion of this security is on loan. Please see the complete schedule of portfolio holdings.
(b) Fair-valued by Management. Please see the complete schedule of portfolio holdings.
(c) All or a portion of this security is held as collateral for open futures contracts.
(d) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $36,960 (cost $1,052,039)	$1,321,526
Collateral invested for securities on loan	38,046
Cash	6
Receivables:	
Fund shares sold	1,156
Dividends	1,368
Investments sold	161
Due from brokers for futures	25
Interest	3
Income from securities on loan	15
Prepaid expenses	+ 34
Total assets	**1,362,340**

Liabilities

Collateral invested for securities on loan	38,046
Payables:	
Fund shares redeemed	1,012
Investments bought	47
Investment adviser and administrator fees	27
Transfer agent and shareholder services fees	19
Trustee fees	2
Accrued expenses	+ 68
Total liabilities	**39,221**

Net Assets

Total assets	1,362,340
Total liabilities	- 39,221
Net assets	**$1,323,119**

Net Assets by Source

Capital received from investors	1,064,144
Net investment income not yet distributed	5,465
Net realized capital losses	(16,162)
Net unrealized capital gains	269,672

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$635,151		27,999		$22.68
Select Shares	$687,968		30,270		$22.73

 See financial notes.

Statement of

Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Dividends (net of foreign withholding taxes of $1)		$11,665
Interest		131
Lending of securities	+	81
Total Investment Income		**11,877**
Net Realized Gains and Losses		
Net realized gains on investments		1,870
Net realized gains on futures contracts	+	267
Net realized gains		**2,137**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		115,277
Net unrealized gains on futures contracts	+	120
Net unrealized gains		**115,397**
Expenses		
Investment adviser and administrator fees		1,597
Transfer agent and shareholder service fees:		
Investor Shares		775
Select Shares		326
Trustees' fees		7
Custodian fees		27
Portfolio accounting fees		76
Professional fees		23
Registration fees		46
Shareholder reports		13
Other expenses	+	9
Total expenses		**2,899**
Increase in Net Assets from Operations		
Total investment income		11,877
Total expenses	-	2,899
Net investment income		**8,978**
Net realized gains		2,137
Net unrealized gains	+	115,397
Increase in net assets from operations		**$126,512**

See financial notes.

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05–4/30/06	11/1/04–10/31/05
Net investment income	$8,978	$17,477
Net realized gains	2,137	3,994
Net unrealized gains	+ 115,397	97,829
Increase in net assets from operations	**126,512**	**119,300**

Distributions Paid

Dividends from net investment income		
Investor Shares	7,046	7,770
Select Shares	+ 8,255	7,956
Total dividends from net investment income	**$15,301**	**$15,726**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	2,156	$47,464	5,085	$102,573
Select Shares	3,233	71,181	6,795	138,664
Total shares sold	**5,389**	**$118,645**	**11,880**	**$241,237**
Shares Reinvested				
Investor Shares	302	$6,537	362	$7,203
Select Shares	315	6,823	328	6,531
Total shares reinvested	**617**	**$13,360**	**690**	**$13,734**
Shares Redeemed				
Investor Shares	(3,342)	($73,387)	(7,672)	($155,939)
Select Shares	(2,911)	(63,996)	(6,203)	(126,000)
Total shares redeemed	**(6,253)**	**($137,383)**	**(13,875)**	**($281,939)**
Net transactions in fund shares	**(247)**	**($5,378)**	**(1,305)**	**($26,968)**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	58,516	$1,217,286	59,821	$1,140,680
Total increase or decrease	+ (247)	105,833	(1,305)	76,606
End of period	**58,269**	**$1,323,119**	**58,516**	**$1,217,286**
Net investment income not yet distributed		**$5,465**		**$11,788**

 See financial notes.

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	17.07	14.82	12.74	10.47	12.22	17.13
Income or loss from investment operations:						
Net investment income	0.92	0.35	0.26	0.23	0.21	0.15
Net realized and unrealized gains or losses	2.65	2.18	2.05	2.25	(1.82)	(4.81)
Total income or loss from investment operations	3.57	2.53	2.31	2.48	(1.61)	(4.66)
Less distributions:						
Dividends from net investment income	(0.35)	(0.28)	(0.23)	(0.21)	(0.14)	(0.25)
Net asset value at end of period	20.29	17.07	14.82	12.74	10.47	12.22
Total return (%)	21.19[1]	17.30	18.40	24.24	(13.34)	(27.58)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.68[2]	0.68	0.69	0.65	0.58	0.58
Gross operating expenses	0.69[2]	0.72	0.73	0.74	0.76	0.75
Net investment income	2.33[2]	2.05	1.78	2.01	1.70	1.14
Portfolio turnover rate	10[1]	10	1	7	13	18
Net assets, end of period ($ x 1,000,000)	695	595	550	494	443	519

* Unaudited.
[1] Not annualized.
[2] Annualized.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	17.09	14.83	12.75	10.47	12.23	17.14
Income or loss from investment operations:						
Net investment income	0.99	0.38	0.28	0.25	0.21	0.16
Net realized and unrealized gains or losses	2.59	2.19	2.05	2.26	(1.82)	(4.80)
Total income or loss from investment operations	3.58	2.57	2.33	2.51	(1.61)	(4.64)
Less distributions:						
Dividends from net investment income	(0.38)	(0.31)	(0.25)	(0.23)	(0.15)	(0.27)
Net asset value at end of period	20.29	17.09	14.83	12.75	10.47	12.23
Total return (%)	21.27[1]	17.56	18.56	24.50	(13.31)	(27.45)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.50	0.50	0.49	0.47	0.47
Gross operating expenses	0.54[2]	0.57	0.58	0.59	0.61	0.60
Net investment income	2.52[2]	2.23	1.97	2.19	1.81	1.25
Portfolio turnover rate	10[1]	10	1	7	13	18
Net assets, end of period ($ x 1,000,000)	930	776	687	629	536	616

* Unaudited.
[1] Not annualized.
[2] Annualized.

 See financial notes.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.3%	Foreign Common Stock	963,938	1,613,354
0.1%	Short-Term Investment	2,106	2,106
—%	Preferred Stock	46	50
—%	U.S. Treasury Obligation	29	29
—%	Warrants	6	25
—%	Rights	—	—
99.4%	Total Investments	966,125	1,615,564
10.6%	Collateral Invested for Securities on Loan	172,234	172,234
(10.0)%	Other Assets and Liabilities, Net		(162,630)
100.0%	Net Assets		1,625,168

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Foreign Common Stock 99.3% of net assets			
Australia 4.3%			
BHP Billiton Ltd. *(a)*	582,860	0.8	13,246
Other Securities	3,873,498	3.5	56,504
		4.3	**69,750**
Austria 0.2%			
Other Securities	51,211	**0.2**	3,326
Belgium 1.1%			
Fortis	205,652	0.4	7,709
Other Securities	196,016	0.7	11,065
		1.1	**18,774**
Canada 6.9%			
Manulife Financial Corp. *(a)*	122,648	0.5	8,008
Royal Bank of Canada *(a)*	201,446	0.5	8,620
Other Securities	2,625,384	5.9	94,855
		6.9	**111,483**
Denmark 0.6%			
Other Securities	140,531	**0.6**	9,083
Finland 1.3%			
Nokia Oyj	695,222	1.0	15,771
Other Securities	255,790	0.3	5,310
		1.3	**21,081**
France 9.9%			
Axa	244,691	0.6	8,959
BNP Paribas S.A.	119,027	0.7	11,241
Sanofi-Aventis	157,482	0.9	14,850
Societe Generale	58,802	0.6	8,975
Total SA, Class B	99,813	1.7	27,545
Other Securities	1,619,362	5.4	88,942
		9.9	**160,512**
Germany 7.5%			
Allianz AG *(a)*	63,388	0.6	10,605
DaimlerChrysler AG	162,404	0.5	8,902
Deutsche Bank AG	85,835	0.6	10,524
E.ON AG *(a)*	112,817	0.8	13,727
Siemens AG	130,278	0.8	12,333
Other Securities	1,259,092	4.2	65,215
		7.5	**121,306**

See financial notes.   71

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Greece 0.2%			
Other Securities	88,317	0.2	3,832
Guernsey Isle 0.1%			
Other Securities	90,252	0.1	2,060
Hong Kong 0.9%			
Other Securities	1,888,420	0.9	14,183
Ireland 0.7%			
Other Securities	491,102	0.7	11,246
Italy 3.2%			
Eni S.p.A.	419,043	0.8	12,823
Other Securities	5,739,239	2.4	38,677
		3.2	51,500
Japan 20.1%			
Canon, Inc.	127,395	0.6	9,679
Honda Motor Co., Ltd.	128,539	0.6	9,102
Matsushita Electric Industrial Co., Ltd.	328,912	0.5	7,933
Mitsubishi Tokyo Financial Group, Inc.	1,558	1.5	24,359
Mizuho Financial Group, Inc.	1,666	0.9	14,180
Sony Corp.	159,500	0.5	7,799
Sumitomo Mitsui Financial Group, Inc.	1,014	0.7	11,118
Takeda Pharmaceutical Co., Ltd.	130,200	0.5	7,962
Toyota Motor Corp.	426,703	1.5	24,928
Other Securities	11,096,553	12.8	209,960
		20.1	327,020
Luxembourg 0.3%			
Other Securities	107,796	0.3	4,434
Netherlands 3.9%			
ABN AMRO Holding N.V. *(a)*	300,416	0.6	8,932
ING Groep N.V.	366,162	0.9	14,940
Other Securities	1,530,590	2.4	38,938
		3.9	62,810
Norway 0.5%			
Other Securities	245,095	0.5	8,665
Portugal 0.2%			
Other Securities	717,379	0.2	3,986

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Singapore 0.5%			
Other Securities	1,643,766	0.5	7,488
Spain 4.0%			
Banco Bilbao Vizcaya Argentaria S.A.	553,038	0.7	12,210
Banco Santander Central Hispano S.A.	1,013,916	1.0	15,651
Telefonica S.A.	777,060	0.8	12,442
Other Securities	829,802	1.5	25,269
		4.0	65,572
Sweden 1.7%			
Telefonaktiebolaget LM Ericsson, Class B	2,372,504	0.5	8,420
Other Securities	1,046,467	1.2	19,072
		1.7	27,492
Switzerland 7.2%			
Credit Suisse Group	190,854	0.7	11,988
Nestle S.A.	65,820	1.2	20,067
Novartis AG, Reg'd	436,697	1.5	25,029
Roche Holdings AG	111,022	1.1	17,039
UBS AG, Reg'd.	174,299	1.3	20,456
Other Securities	507,180	1.4	22,497
		7.2	117,076
United Kingdom 24.0%			
Anglo American plc	228,283	0.6	9,764
AstraZeneca plc	253,064	0.9	13,915
Barclays plc	1,053,619	0.8	13,092
BHP Billiton plc	385,794	0.5	7,934
BP plc	3,302,834	2.5	40,374
GlaxoSmithKline plc	932,267	1.6	26,793
Hilton Group plc	605,157	0.7	10,643
HSBC Holdings plc	1,805,836	1.9	31,160
Lloyds TSB Group plc	895,483	0.5	8,661
Rio Tinto plc	174,387	0.6	9,615
Royal Bank of Scotland Group plc	501,714	1.0	16,318
Royal Dutch Shell plc, Class A	749,220	1.6	25,635
Royal Dutch Shell plc, Class B	434,049	1.0	15,472
Vodafone Group plc	9,862,448	1.4	23,326
Other Securities	30,064,339	8.4	137,973
		24.0	390,675

Summary of Portfolio Holdings (Unaudited) continued

**Security
Rate, Maturity Date
Face Amount
($ x 1,000)**

	% of Net Assets	Value ($ x 1,000)

Short-Term Investment 0.1% of net assets

Other Securities		
4.24% , 05/01/06 2,106,000	**0.1**	**2,106**

Security and Number of Shares

Preferred Stock 0.0% of net assets

Capital Goods 0.0%

Other Securities	24,737,941	—	**50**

U.S. Treasury Obligation 0.0% of net assets

Other Securities			
4.65% , 06/15/06	29,000	—	**29**

Warrants 0.0% of net assets

Other Securities	15,609	—	**25**

Rights 0.0% of net assets

Other Securities	53,218	—	**–**

End of Investments.

Collateral Invested for Securities on Loan 10.6% of net assets

State Street Navigator Security Lending Prime Portfolio	172,234	**172,234**

End of collateral invested for securities on loan.

At 04/30/06 the tax basis cost of the fund's investments was $970,698, and the unrealized appreciation and depreciation were $676,649 and ($31,783), respectively, with a net unrealized appreciation of $644,866.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains

Futures Contract

Emini MSCI EAFE Index Futures expires 06/01/06	5	479	26

(a) All or a portion of this security is on loan
(b) All or a portion of this security is held as collateral for open futures contracts. Please see the complete schedule of portfolio holdings.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $163,769 (cost $966,125)	$1,615,564
Collateral invested for securities on loan	172,234
Cash	1,250
Foreign currency, at value (cost $595)	605
Receivables:	
Fund shares sold	1,437
Dividends	7,509
Interest	1
Reclaims	416
Income from securities on loan	321
Prepaid expenses	+ 27
Total assets	**1,799,364**

Liabilities

Collateral invested for securities on loan	172,234
Payables:	
Investments bought	30
Investment adviser and administrator fees	51
Transfer agent and shareholder services fees	19
Trustee fees	2
Due to brokers for futures	1
Fund shares redeemed	1,190
Accrued expenses	+ 669
Total liabilities	**174,196**

Net Assets

Total assets	1,799,364
Total liabilities	- 174,196
Net assets	**$1,625,168**

Net Assets by Source

Capital received from investors	$1,234,500
Net investment income not yet distributed	12,530
Net realized capital losses	(271,540)
Net unrealized capital gains	649,678

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	695,045		34,260		20.29
Select Shares	930,123		45,851		20.29

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends (net of foreign witholding taxes of $1,671)	$20,138
Interest	125
Lending of securities	+ 577
Total Investment Income	**20,840**

Net Realized Gains and Losses

Net realized gains on investments	25,257
Net realized losses on foreign currency transactions	+ (91)
Net realized gains	**25,166**

Net Unrealized Gains and Losses

Net unrealized gains on investments	245,336
Net unrealized gains on foreign currency transactions	257
Net unrealized gains on futures contracts	+ 26
Net unrealized gains	**245,619**

Expenses

Investment adviser and administrator fees	2,901
Transfer agent and shareholder service fees:	
Investor shares	793
Select shares	394
Trustees' fees	7
Custodian fees	236
Portfolio accounting fees	65
Professional fees	24
Registration fees	28
Shareholder reports	20
Other expenses	+ 9
Total expenses	4,477
Expense reduction	- 189
Net expenses	**4,288**

Increase in Net Assets from Operations

Total investment income	20,840
Net expenses	- 4,288
Net investment income	**16,552**
Net realized gains	25,166
Net unrealized gains	+ 245,619
Increase in net assets from operations	**$287,337**

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		11/1/05–4/30/06	11/1/04–10/31/05
Net investment income		$16,522	$29,254
Net realized gains		25,166	15,815
Net unrealized gains	+	245,619	169,670
Increase in net assets from operations		**287,337**	**214,739**

Distributions Paid

		11/1/05–4/30/06	11/1/04–10/31/05
Dividends from net investment income			
Investor Shares		12,022	10,423
Select Shares	+	17,265	14,231
Total dividends from net investment income		**$29,287**	**$24,654**

Transactions in Fund Shares

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		3,995	$73,945	5,337	$85,930
Select Shares	+	2,737	50,876	7,993	128,120
Total shares sold		**6,732**	**$124,821**	**13,330**	**$214,050**
Shares Reinvested					
Investor Shares		882	$15,675	617	$9,445
Select Shares	+	619	11,010	864	13,224
Total shares reinvested		**1,501**	**$26,685**	**1,481**	**$22,669**
Shares Redeemed					
Investor Shares		(4,429)	$(82,141)	(8,209)	$(132,435)
Select Shares	+	(3,966)	(73,433)	(9,795)	(160,690)
Total shares redeemed		**(8,395)**	**$(155,574)**	**(18,004)**	**$(293,125)**
Net transactions in fund shares		**(162)**	**$(4,068)**	**(3,193)**	**$(56,406)**

Shares Outstanding and Net Assets

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		80,273	$1,371,186	83,466	$1,237,507
Total increase or decrease	+	(162)	253,982	(3,193)	133,679
End of period		**80,111**	**$1,625,168**	**80,273**	**$1,371,186**
Net investment income not yet distributed			**$12,530**		**$25,265**

 See financial notes.

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds in this report, which are highlighted:

Schwab Capital Trust (organized May 7, 1993)

Schwab S&P 500 Index Fund
Schwab Institutional Select® S&P 500 Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab MartketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Laudus U.S. MarketMasters Fund™
Laudus Small-Cap MarketMasters Fund™
Laudus International MarketMasters Fund™
Schwab Viewpoints Fund™
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Schwab Investments (organized October 26, 1990)

Schwab 1000 Index® Fund
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab Inflation Protected Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

The Schwab Equity Index Funds, with the exception of Schwab Institutional Select S&P 500 Fund, offer multiple share classes. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares®, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically. Schwab S&P 500 Index Fund offers three classes of shares: Investor Shares, Select Shares® and e.Shares®. Schwab 1000 Index Fund, Schwab Small-Cap Index Fund, Schwab Total Market Index Fund and Schwab International Index Fund each offer two classes of shares: Investor Shares and Select Shares®. Schwab Institutional Select S&P 500 Fund offers one share class.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds (continued)

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

2. Significant Accounting Policies:

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

(a) Security Valuation:

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no quoted value is available or when a significant event has occurred between the time of the security's last close and the time the fund calculates net asset value:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

The International Index Fund has engaged a third party fair value service provider to systematically recommend the adjustment of closing market prices of securities traded principally in foreign markets. The Board of Trustees regularly reviews fair value determinations made by the Funds pursuant to the procedures.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

• **Mutual funds:** valued at their respective net asset values as determined by those funds in accordance with the 1940 Act for a given day.

(b) Portfolio Investments:

Futures Contract: The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

Forward Currency Contract: The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards" as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

Securities Lending: The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter. If the value of the collateral falls below 100%, it will be adjusted the following day.

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

79

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

For the period ended April 30, 2006, purchases and sales of securities (excluding short-term obligations) were as follows:

	Purchases	Sales/Maturities
S&P 500 Index Fund	$156,800	$578,942
Institutional Select S&P 500 Fund	230,984	12,837
1000 Index Fund	275,430	535,267
Small-Cap Index Fund	420,016	470,232
Total Stock Market Index Fund	23,328	30,927
International Index Fund	150,246	164,789

(d) Income, Expenses and Distributions:

Income from interest and the accretion of discount is recorded as it accrues. Dividends and distributions from portfolio securities and underlying funds are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds pay dividends from net investment income and make distributions from net realized capital gains once a year.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

(e) Early Redemption Fees:

The funds may impose a short-term redemption fee on any fund shares that are redeemed or exchanged by a shareholder within a specified number of days of the purchase date. For shares purchased on or before 4/29/05 and held less than 180 days, the S&P 500 Index Fund, the 1000 Index Fund, the Small-Cap Index Fund, the Total Market Index Fund and the Institutional Select S&P 500 Fund each charged a redemption fee of .75% and the International Index Fund charged a redemption fee of 1.50%. For shares purchased after

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

4/29/05, the funds charge a redemption fee of 2.00% on shares held 30 days or less. Such amounts are net of the redemption fee proceeds on the Statement of Changes in Net Assets. The redemption fees charged during the current and prior fiscal years were:

	Current Period	Prior Period
S&P 500 Index Fund		
Investor Shares	13	$192
Select Shares	17	200
e.Shares	1	15
Institutional Select S&P 500 Fund	5	40
1000 Index Fund		
Investor Shares	36	151
Select Shares	7	65
Small-Cap Index Fund		
Investor Shares	7	44
Select Shares	—	50
Total Stock Market Index Fund		
Investor Shares	3	38
Select Shares	4	32
International Index Fund		
Investor Shares	4	52
Select Shares	55	106

(f) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

Fund	Amount Outstanding at 4/30/06 ($ x 1000)	Average Borrowing* ($ x 1000)	Weighted Average Interest Rate*(%)
Schwab S&P 500 Index Fund	4,236	7,666	4.62
Schwab Institutional Select S&P 500	232	2,833	4.71
Schwab Small-Cap Index Fund	—	4,697	4.82
Schwab Total Stock Market Index Fund	—	2,328	4.69
Schwab International Index Fund	—	404	4.65

* Based on the number of days for which the borrowing is outstanding.

(g) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(h) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

3. Affiliates and Affiliated Transactions:

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to each fund, the investment adviser is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

Average daily net assets	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
First $500 million	0.15%	0.18%	0.30%	0.33%	0.30%	0.43%
Over $500 million	0.09%	0.18%	0.22%	0.28%	0.22%	0.38%
Over $1 billion	0.09%	0.15%	0.22%	n/a	n/a	n/a
Over $5 billion	0.08%	n/a	0.20%	n/a	n/a	n/a
Over $10 billion	0.07%	n/a	0.18%	n/a	n/a	n/a

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions (continued)

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

	Transfer Agent Fees	**Shareholder Service Fees**
Investor Shares	0.05%	0.20%
Select Shares	0.05%*	0.05%*
e. Shares**	0.05%	0.05%

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through February 27, 2007, as follows:

	S&P 500 Index Fund	**Institutional Select S&P 500 Fund**	**1000 Index Fund**	**Small-Cap Index Fund**	**Total Stock Market Index Fund**	**International Index Fund**
Investor Shares	0.37%	0.10%	0.51%	0.60%	0.58%	0.69%

	S&P 500 Index Fund	**Institutional Select S&P 500 Fund**	**1000 Index Fund**	**Small-Cap Index Fund**	**Total Stock Market Index Fund**	**International Index Fund**
Select Shares	0.19%	n/a	0.36%	0.42%	0.39%	0.50%
e.Shares**	0.28%	n/a	n/a	n/a	n/a	n/a

* Transfer agent and shareholder service fee applicable to Institutional Select S&P 500 Fund

** e.Shares is only offered by S&P 500 Index Fund

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other Schwab Funds buy and sell fund shares, particularly Schwab MarketTrack Portfolios, which seek to provide investors with allocated portfolios of Schwab Index funds. As of April 30, 2006, the percentages of fund shares owned by other Schwab Funds are:

	S&P 500 Index Fund	**Institutional Select S&P 500 Fund**	**1000 Index Fund**	**Small-Cap Index Fund**	**Total Stock Market Index Fund**	**International Index Fund**
Schwab MarketTrack Portfolios:						
All Equity Portfolio	—	14.1%	—	7.3%	—	9.8%
Growth Portfolio	—	10.4%	—	8.2%	—	9.3%
Balanced Portfolio	—	0.5%	—	4.5%	—	5.1%
Conservative Portfolio	0.6%	0.1%	—	1.8%	—	2.0%
Schwab Annuity Portfolios:						
Growth Portfolio II	—	—	—	0.4%	—	0.5%

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions (continued)

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. As of April 30, 2006, each fund's total security transactions (including in-kind redemptions) with other Schwab Funds were as follows:

S&P 500 Index Fund	$38,351
Institutional Select S&P 500 Fund	38,351
1000 Index Fund	919
Small-Cap Index Fund	151,724
Total Stock Market Index Fund	—
International Index Fund	—

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

4. Federal Income Taxes:

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

As of October 31, 2005, the components of undistributed earnings on a tax basis were as follows:

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

4. Federal Income Taxes (continued)

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
Undistributed ordinary income	$100,796	$13,237	$67,176	$8,490	$11,792	$26,505
Undistributed long-term capital gains	—	—	—	$10,495	—	—
Unrealized appreciation/depreciation	$1,161,540	$12,192	$2,941,374	$349,478	$153,352	$398,290

As of October 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expire	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
2008	$26,504	—	—	—	—	$1,176
2009	50,224	$16,907	$82,442	—	$1,044	130,942
2010	400,268	27,646	250,409	—	11,486	112,722
2011	72,381	1,609	164,037	—	3,976	39,016
2012	29,212	—	11,942	—	874	8,278
2013	175,897	—	—	—	—	—
Total	$754,486	$46,162	$508,830	—	$17,380	$292,134

The tax-basis components of distributions for the fiscal year ended October 31, 2005 were:

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
From ordinary income	$144,350	$6,241	$95,632	$11,451	$15,726	$24,654
From long-term capital gains	—	—	—	—	—	—
From return of capital	—	—	—	—	—	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of October 31, 2005, the funds made the following reclassifications:

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
Capital shares	$231,642	—	—	—	—	—
Undistributed net investment income	—	—	($189)	—	—	($813)
Net realized capital gains and losses	($231,642)	—	$189	—	—	$813

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 57 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees		
Name and Year of Birth	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 1960	2000 (all trusts).	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University.
		Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[2] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Redwood Trust, Inc. (mortgage finance). Board 3—Director, PMI Group, Inc. (mortgage insurance).

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[3] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Aphton Corp. (bio-pharmaceuticals). Board 3—Director, Mission West Properties (commercial real estate). Board 4—Director, TOUSA (home building). Board 5—Director, Stratex Networks (network equipment). Board 6—Director, Genitope Corp. (bio-pharmaceuticals). Board 7—Director & Non-Executive Chairman, Solectron Corp. (manufacturing). Board 8—Director, Ditech Communications Corp. (voice communications technology).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Board 1—Board of Cooper Industries (electrical products, tools and hardware). Board 2—Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Mutual Fund Division, UST Advisers, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Treasurer, Chief Financial Officer and Chief Accounting Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Active Equity Funds

Semiannual Report
April 30, 2006

Schwab Premier Equity Fund®

Schwab Core Equity Fund™

Schwab Dividend Equity Fund™

Schwab Large-Cap Growth Fund™

Schwab Small-Cap Equity Fund™

Schwab Hedged Equity Fund™

Schwab Financial Services Fund™

Schwab Health Care Fund™

Schwab Technology Fund™

charles SCHWAB

The power of Schwab Equity Ratings®. The convenience and diversification of mutual funds.

In This Report

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab or your financial intermediary to request a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information. Select Shares may not be available through financial intermediaries other than Charles Schwab & Co., Inc.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

For over 30 years, Schwab has made it our business to put the needs of the investor first. By keeping our clients' interests as our main focus, Schwab Funds continues to provide a range of innovative investment choices that can serve as a foundation for many asset allocation plans.

We believe that success comes from a disciplined investment strategy and a strict adherence to a process. That is why our Schwab Funds portfolio management team takes a long-term view and strives to deliver consistent results. While I am proud of Schwab Funds® in general, I am especially pleased with the Schwab Active Equity Funds.

The Schwab Active Equity Funds are powered by Schwab Equity Ratings® and use the same stock-ranking expertise that helped Schwab's model equity portfolio achieve industry recognition in Barron's 2004 and 2005 annual stock-selection competitions. Schwab Equity Ratings are based upon a disciplined, systematic approach that evaluates approximately 3,000 U.S. stocks on the basis of a wide variety of investment criteria. This methodology has delivered the steady returns that have helped us gain such industry-wide recognition.

In closing, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We strive every day to warrant the trust you have placed in us and our commitment to you will not change.

Thank you for investing with us.

Sincerely,

Charles Schwab

Past performance is no guarantee of future results.

Management's Discussion for the six months ended April 30, 2006



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for the Schwab Active Equity Funds for the period ended April 30, 2006.

At this time, I would like to introduce you to Paul Davis, a new portfolio manager on our team of investment professionals. Effective in June, Paul will be responsible for the day to day co-management of the Schwab Active Equity Funds. Although Paul is new to this position, he is no stranger to Schwab Funds. He was previously a Director of Equity Analysis and has been actively involved with quantitative strategies and research for the Schwab Active Equity Funds since he joined CSIM in 2003.

Here at Schwab, we continue to evaluate opportunities to expand our fund product offering, while striving to provide strong results and good value to investors. I speak for all of Schwab Funds when I say we want Schwab to be the place where investors find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Past performance is no guarantee of future results.



Jeffrey Mortimer, CFA, at right, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.

Vivienne Hsu, CFA, at left, vice president and senior equities portfolio manager of the investment adviser, is responsible for the day-to-day co-management of the funds. Prior to joining the firm in August 2004, she worked for more than 11 years in asset management and quantitative analysis.

Larry Mano, in front, vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day co-management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

The markets remained in a steady growth mode over the past six months and ended the period with positive returns. During the report period, oil prices hit highs never seen before and the Federal Reserve (the Fed) continued to raise short-term interest rates to curb inflationary pressures, raising the rate four consecutive times in the six-month period and bringing the benchmark rate up to 4.75%. This was the 15th rate hike over the past two years and remains the longest span of increases since the 1970s.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel and domestic gasoline prices were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Despite recent weaknesses, domestic equity stocks remained near multi-year highs. Reasonable valuations, a solid earnings season, and expectations that the current monetary policy tightening will soon come to an end have helped to support equity prices. Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Additionally, with the unemployment rate at a healthy 4.7%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last six months, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth moderated in the fourth quarter of 2005, growth rebounded strongly in the first quarter of 2006 and economic fundamentals remained healthy as of the end of the report period.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 9.64% for the six-month period ending April 30, 2006. The Russell 2000 Index displayed a positive return of 18.91% while the S&P SmallCap 600 Index returned 16.92%, demonstrating that the smaller-capitalization stocks were positive contributors to returns for the period. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 22.89% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which returned 0.56% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

■ 9.64% **S&P 500® Index:** measures U.S. large-cap stocks

■ 16.92% **S&P SmallCap 600 Index:** measures U.S. small-cap stocks

■ 22.89% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East

☐ 0.56% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.
Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the six months ended 4/30/06.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Premier Equity Fund®
Investor Shares **14.22%**
Select Shares **14.18%**
Benchmark **9.64%**
Fund Category[1] **10.20%**
Performance Details . . . pages 10-11

Schwab Core Equity Fund™   9.71%
Benchmark **9.64%**
Fund Category[1] **10.20%**
Performance Details . . . . page 13

Schwab Dividend Equity Fund™
Investor Shares **10.11%**
Select Shares® **10.22%**
Benchmark **9.64%**
Fund Category[1] **11.41%**
Performance Details . . . pages 15-16

Schwab Large-Cap Growth Fund™
Investor Shares **8.25%**
Select Shares **8.29%**
Benchmark **7.06%**
Fund Category[1] **8.64%**
Performance Details . . . pages 18-19

The Schwab Premier Equity Fund was up 14.22%, well above its benchmark the S&P 500 Index, which was up 9.64% for the same period. The fund has reached $1.5 billion in assets since it was launched on March 21, 2005, demonstrating the fund's significant growth since its inception. Contributing to the fund's returns during the six-month period was management's emphasis towards stock holdings with smaller market capitalization than the benchmark. Management's sector and industry group weights were slightly negative for the period, as an overweight to Health Care Equipment and Services contained the fund's returns. Although industry group weights were negative, the fund saw positive returns resulting from an overweight to the Transportation industry group and an underweight to the Pharmaceuticals and Biotechnology industry group. Stock selection was also a positive aspect of performance. Some of the better performing stocks held in the fund were AMR Corporation, Investment Technology Group, Inc. and Archer Daniels Midland Company.

The Schwab Core Equity Fund was up 9.71% for the six-month report period, outperforming its benchmark, the S&P 500 Index, which returned 9.64%. One of the leading contributors to the fund's outperformance was that its holdings were smaller in market capitalization than those of the benchmark, as smaller-capitalization stocks outperformed the markets during this period. The fund was positioned in a way that it held higher momentum stocks, which also proved to be a leading contributor to its returns. Also helping the fund's performance was its industry group selections. The fund's overweight to Capital Goods, Diversified Financials and Telecommunication Services added to the overall performance. The underperforming industry groups for the period included Health Care Equipment and Services and Insurance. Much of the performance can be attributed to the fund's ability to identify a number of highly rated stocks that outperformed the market for the six-month period. Some of the largest contributors to the fund were CSX Corporation and The Boeing Company.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.
[1] Source for category information: Morningstar, Inc.

Performance at a Glance

Total return for the six months ended 4/30/06.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Small-Cap Equity Fund™
Investor Shares. **15.39%**
Select Shares **15.50%**
Benchmark **16.92%**
Fund Category[1] **18.15%**
Performance Details . . . pages 21-22

Schwab Hedged Equity Fund™
Investor Shares. **4.10%**
Select Shares **4.14%**
Benchmark **9.64%**
Fund Category[1] **4.61%**
Performance Details . . . pages 24-25

Schwab Financial Services Fund™. **13.03%**
Benchmark **13.05%**
Fund Category[1] **15.11%**
Performance Details . . . . page 27

Schwab Health Care Fund™ . . **2.57%**
Benchmark **3.10%**
Fund Category[1] **4.13%**
Performance Details . . . . page 29

Schwab Technology Fund™ **10.45%**
Benchmark. **8.23%**
Fund Category[1] **14.85%**
Performance Details . . . . page 31

The Schwab Dividend Equity Fund, which was up 10.11% for the period, outperformed its benchmark, the S&P 500 Index, which increased 9.64%. Importantly, in addition to outperforming its benchmark, the fund maintained less market volatility than the broad equity market. Contributing to the fund's returns during the six-month period was management's emphasis towards stock holdings with smaller market capitalization than the benchmark. Overall style was helpful as management favored value companies, which outperformed for the period. The fund's industry weights slightly detracted from returns as the market bid up prices of stocks in higher-growth and higher-risk industry groups. While the fund did own a number of energy stocks that benefited from the rally earlier in the period, a net underweight in the Energy sector slightly detracted from performance. A significant amount of the fund's outperformance can be attributed to Schwab Equity Ratings' rigorous stock evaluation and its ability to identify stocks likely to outperform the market. Among the top performing stocks were Marathon Oil Corporation and Lockheed Martin Corporation.

The Schwab Large Cap Growth Fund was up 8.25% for the six-month period, outperforming its benchmark, the Russell 1000 Growth Index, which returned 7.06%. The leading contributor to the fund's performance was that its holdings were smaller in market capitalization than those of the benchmark. The fund benefited from a rally in mid- to large-capitalization companies versus their mega-capitalization counterparts. The fund was positioned in a way that it held higher momentum stocks, which also proved to be a leading contributor to its returns.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small-company stocks are subject to greater volatility than other asset categories.

The Hedged Equity Fund's long positions can decline in value at the same time the value of its shorted stocks increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

Since the Financial Services, Health Care, and Technology funds focus their investments on companies involved in specific sectors, these funds may involve a greater degree of risk than an investment in other mutual funds with greater diversification.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

[1] Source for category information: Morningstar, Inc.

However, the fund's industry group weights slightly detracted from performance, primarily due to the lagging Health Care Services during the period. Stock selection was the also a positive aspect of the fund's performance for the period as highly rated stocks excelled. Positive stock selection was highlighted by stocks such as Lockheed Martin Corporation and Monster Worldwide, Inc. Also contributing to the fund's returns was Freeport-McMoRan Copper & Gold Inc., which benefited from the recent rise in commodity prices.

The Schwab Small-Cap Equity Fund returned 15.39% for the six-month period, slightly underperforming its benchmark, the S&P SmallCap 600 Index, which returned 16.92%. The fund was positioned in a way that it held higher momentum stocks, which proved to be a leading contributor to its returns. The markets were up for the six-month reporting period with strong rallies late in 2005 and in early 2006. Another leading contributor to the fund's performance for the period was a slight underweight to the Health Care Equipment and Services industry groups which were down for the six-month report period. On the negative side was the fact that the fund's holdings were slightly larger in market capitalization than the benchmark and larger-capitalization companies underperformed their smaller-capitalization counterparts. From an industry group standpoint, Utilities suffered during the period, but management's net underweight added to the fund's returns. Among the top performers for the six-month period were Investment Technology Group, Inc. and EMCOR Group, Inc. On the downside, EarthLink, Inc. dropped after the company surprised the Street with downward revisions to their 2006 outlook, including a loss associated with its Helio, Inc. affiliate.

The Schwab Hedged Equity Fund posted a positive return of 4.10%, trailing its benchmark, the S&P 500 Index, which returned 9.64% for the six-month period. Performance of the long portfolio was strong and beat its benchmark, while the short side somewhat detracted from returns. During the bull market over the past six months, the fund trailed its benchmark partly due to its short holdings. In addition, the fund's overall net positions favored large-capitalization stocks, while their smaller counterparts excelled during the period. Industry group bets, especially a net overweight to Health Care Equipment and Services, limited the fund's overall returns. However, on the long side, a net over-

Source of Sector Classification: S&P and MSCI.

weight to Materials and Transportation, positively contributed to returns. The result of stock selection for the period was relatively neutral. On the long side, positions in Nucor Corporation and Archer Daniels Midland Company contributed to overall returns. Archer Daniels Midland Company benefited from its number one position in the domestic production of ethanol—a green fuel additive.

The Schwab Financial Services Fund returned an impressive 13.03% for the six-month period, closely tracking its benchmark, the S&P 1500 SuperComposite Financial Services Index, which was up 13.05%. The overall diversity of the Financial Services sector proved helpful during the year as the group posted positive returns, despite concerns about the narrowing interest rate spreads and resulting margins at the Banks. Benefiting the fund was its overweight to smaller-capitalization stocks than the benchmark as well as stocks with greater price momentum. The fund's industry group weights somewhat detracted from performance, primarily due to the lagging Insurance industry. Stock selection for the period was negative, as gains in Investment Technology Group, Inc. were offset by losses in companies like SAFECO Corporation and The St. Paul Travelers Companies, Inc.

The Schwab Health Care Fund was up 2.57% for the six-month reporting period, slightly underperforming its benchmark, the S&P 1500 SuperComposite Health Care Index, which was up 3.10%. Health Care stocks on the whole underperformed the overall markets in early 2006, yet the fund posted positive returns and closely tracked its benchmark. Contributing to the fund's returns during the six-month period was management's emphasis towards stock holdings with smaller market capitalization than the benchmark. In addition, a focus on stocks with higher price momentum also aided the fund's total returns. Health Care Equipment and Services stocks, especially those in the Managed Health Care sub-industry group, dropped as several companies such as Aetna Inc., Health Net, Inc. and CIGNA Corporation warned of increased competition and a possible slowdown in future growth.

Source of Sector Classification: S&P and MSCI.

The Schwab Technology Fund was up 10.45% for the six-month period, outperforming its benchmark, the S&P 1500 SuperComposite Technology Index, which was up 8.23%. During the reporting period Technology stocks posted reasonable gains, with each of its three industry groups posting similar returns. Since performance for the three industry groups did not vary by much for the period, little could be gained by over-weighting each group, however, the fund did show slight gains from an overweight to the Semiconductor industry group. Management's selection of stocks with positive price momentum and lower market capitalization than the benchmark positively contributed to the fund's returns. Several highly ranked software firms suffered setbacks during the period. For example, Intel Corp., dropped after the company surprised the Street with a negative earnings report and indicated a loss of market share to rivals such as Advanced Micro Devices, Inc.

Source of Sector Classification: S&P and MSCI.
Nothing in this report represents a recommendation of a security by the investment adviser.
Manager views and portfolio holdings may have changed since the report date.

Schwab Premier Equity Fund®

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- Fund: **Investor Shares** Ticker Symbol: SWPNX
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



40%
30%
20%
10%
0%
-10%
-20%
14.22%
9.64%
10.20%
28.24%
15.42%
16.91%
19.77%
11.07%
12.23%
6 Months
1 Year
Since Inception: 3/21/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $12,222 **Investor Shares**
- $11,239 **S&P 500® Index**



$20,000
$15,000
$10,000
$5,000
$0
3/21/05
4/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Premier Equity Fund

Select Shares® Performance as of 4/30/06

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.


Fund: Select Shares Ticker Symbol: SWPSX
Benchmark: S&P 500® Index
Fund Category: Morningstar Large-Cap Blend
40%
30%
20%
10%
0%
-10%
-20%
14.18%
9.64%
10.20%
28.32%
15.42%
16.91%
19.83%
11.07%
12.23%
6 Months
1 Year
Since Inception: 3/21/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- $61,145 **Select Shares**
- $56,194 **S&P 500® Index**


$75,000
$50,000
$25,000
$0
4/05
4/06
3/21/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

1 Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

2 Source for category information: Morningstar, Inc.

Schwab Premier Equity Fund

Fund Facts as of 4/30/06

Style Assessment[1]


Investment Style
Value
Blend
Growth
Market Cap
Large
Medium
Small

Statistics

Number of Holdings	100
Weighted Average Market Cap ($ x 1,000,000)	$22,551
Price/Earnings Ratio (P/E)	21.7
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	38%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

	Security	% of Net Assets
1	**Cooper Cameron Corp.**	1.2%
2	**Newell Rubbermaid, Inc.**	1.2%
3	**Pride International, Inc.**	1.2%
4	**Lam Research Corp.**	1.2%
5	**Thomas & Betts Corp.**	1.2%
6	**Applied Biosystems Group – Applera Corp.**	1.2%
7	**J.C. Penney Co., Inc. Holding Co.**	1.2%
8	**Veritas DGC, Inc.**	1.1%
9	**The Chubb Corp.**	1.1%
10	**Metlife, Inc.**	1.1%
	Total	**11.7%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



22.3%	**Financials**
18.7%	**Information Technology**
12.6%	**Industrials**
12.5%	**Health Care**
9.0%	**Consumer Discretionary**
7.4%	**Energy**
6.2%	**Consumer Staples**
5.9%	**Materials**
2.7%	**Utilities**
2.1%	**Telecommunications Services**
0.6%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Core Equity Fund™

Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund**   Ticker Symbol: SWANX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 7/1/96
Fund	9.71%	18.15%	4.06%	9.77%
S&P 500 Index	9.64%	15.42%	2.70%	8.77%
Morningstar Large-Cap Blend	10.20%	16.91%	2.61%	7.91%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $25,020 **Fund**
■ $22,862 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Core Equity Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	92
Weighted Average Market Cap ($ x 1,000,000)	$51,337
Price/Earnings Ratio (P/E)	18.6
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate[2]	25%
Minimum Initial Investment[3]	$2,500
($1,000 for retirement, education and custodial accounts)	

Top Holdings[4]

Security	% of Net Assets
❶ **Exxon Mobil Corp.**	4.8%
❷ **Metlife, Inc.**	4.8%
❸ **Lockheed Martin Corp.**	4.5%
❹ **The Boeing Co.**	4.2%
❺ **International Business Machines Corp.**	4.1%
❻ **American Express Co.**	3.6%
❼ **Hewlett-Packard Co.**	3.4%
❽ **CSX Corp.**	3.4%
❾ **Principal Financial Group, Inc.**	2.8%
❿ **The Coca-Cola Co.**	2.7%
Total	**38.3%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 23.6% **Financials**
- 20.5% **Information Technology**
- 16.5% **Industrials**
- 11.7% **Health Care**
- 6.3% **Consumer Staples**
- 5.9% **Energy**
- 5.1% **Consumer Discretionary**
- 4.9% **Materials**
- 2.8% **Utilities**
- 0.8% **Telecommunication Services**
- 1.9% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Dividend Equity Fund™

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with a benchmark and the fund's Morningstar category.



Fund: Investor Shares Ticker Symbol: SWDIX
Benchmark: S&P 500® Index
Fund Category: Morningstar Large-Cap Value
30%
20%
10%
0%
-10%
-20%
-30%
10.11%
9.64%
11.41%
13.79%
15.42%
16.81%
16.46%
12.30%
14.21%
6 Months
1 Year
Since Inception: 9/2/03

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in a benchmark.

- $15,019 **Investor Shares**
- $13,630 **S&P 500® Index**



$20,000
$15,000
$10,000
$5,000
$0
9/2/03
4/04
4/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

1 Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

2 Source for category information: Morningstar, Inc.

Schwab Dividend Equity Fund

Select Shares® Performance as of 4/30/06

This chart compares performance of the fund's Select Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Select Shares** Ticker Symbol: SWDSX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Value**



	6 Months	1 Year	Since Inception: 9/2/03
Select Shares	10.22%	13.99%	16.61%
S&P 500 Index	9.64%	15.42%	12.31%
Morningstar Large-Cap Value	11.41%	16.81%	14.21%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in a benchmark.

■ $75,340 **Select Shares**
■ $68,150 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Dividend Equity Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	110
Weighted Average Market Cap ($ x 1,000,000)	$53,518
Price/Earnings Ratio (P/E)	16.6
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	24%
SEC Yield[3]	
Investor Shares	1.58%
Select Shares	1.73%
Minimum Initial Investment[4]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Top Holdings[5]

Security	% of Net Assets
❶ **Lockheed Martin Corp.**	2.2%
❷ **Reynolds American, Inc.**	2.1%
❸ **Newell Rubbermaid, Inc.**	2.0%
❹ **Raytheon Co.**	1.9%
❺ **Lincoln National Corp.**	1.9%
❻ **AON Corp.**	1.9%
❼ **Exxon Mobil Corp.**	1.8%
❽ **JPMorgan Chase & Co.**	1.8%
❾ **Citigroup, Inc.**	1.6%
❿ **Merck & Co., Inc.**	1.6%
Total	**18.8%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



29.5%	**Financials**
14.8%	**Industrials**
11.3%	**Consumer Staples**
7.8%	**Information Technology**
7.6%	**Utilities**
7.4%	**Health Care**
6.6%	**Telecommunication Services**
6.3%	**Materials**
4.8%	**Energy**
3.8%	**Consumer Discretionary**
0.1%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Please see prospectus for further detail and eligibility requirements.

[5] This list is not a recommendation of any security by the investment adviser.

Schwab Large-Cap Growth Fund™

Investor Shares Performance as of 4/30/06

Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- Fund: **Investor Shares** Ticker Symbol: SWLNX
- Benchmark: **Russell 1000® Growth Index**
- Fund Category: **Morningstar Large-Cap Growth**


30%
20%
10%
0%
-10%
-20%
-30%
8.25%
7.06%
8.64%
5.32%
6.02%
7.37%
6 Months
Since Inception: 10/3/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $10,532 **Investor Shares**
- $10,602 **Russell 1000® Growth Index**


$40,000
$30,000
$20,000
$10,000
$0
10/3/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

1 Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

2 Source for category information: Morningstar, Inc.

Schwab Large-Cap Growth Fund

Select Shares® Performance as of 4/30/06

Total Returns[1,2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWLSX
■ Benchmark: **Russell 1000® Growth Index**
■ Fund Category: **Morningstar Large-Cap Growth**



	6 Months	Since Inception: 10/3/05
	8.29% 7.06% 8.64%	5.36% 6.02% 7.37%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $52,680 **Select Shares**
■ $53,009 **Russell 1000® Growth Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Large-Cap Growth Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	83
Weighted Average Market Cap ($ x 1,000,000)	$43,591
Price/Earnings Ratio (P/E)	22.1
Price/Book Ratio (P/B)	4.5
Portfolio Turnover Rate[2]	34%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ International Business Machines Corp.	5.0%
❷ Lockheed Martin Corp.	4.9%
❸ Becton Dickinson & Co.	4.1%
❹ Express Scripts, Inc.	2.9%
❺ Exxon Mobil Corp.	2.9%
❻ General Dynamics Corp.	2.9%
❼ Global Payments, Inc.	2.9%
❽ Freeport-McMoran Copper & Gold, Inc., Class B	2.5%
❾ Gilead Sciences, Inc.	2.4%
❿ Federated Investors, Inc., Class B	2.4%
Total	**32.9%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



28.3%	Information Technology
21.0%	Health Care
14.4%	Industrials
13.3%	Financials
8.0%	Consumer Discretionary
5.8%	Materials
3.5%	Consumer Staples
2.9%	Energy
1.9%	Utilities
0.4%	Telecommunication Services
0.5%	Other

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Equity Fund™

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- Fund: **Investor Shares** Ticker Symbol: SWSIX
- Benchmark: **S&P SmallCap 600 Index**
- Fund Category: **Morningstar Small-Cap Blend**



50%
40%
30%
20%
10%
0%
-10%
15.39%
16.92%
18.15%
37.94%
31.39%
31.47%
28.84%
23.79%
22.45%
6 Months
1 Year
Since Inception: 7/1/03

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $20,514 **Investor Shares**
- $18,313 **S&P SmallCap 600 Index**



$25,000
$20,000
$15,000
$10,000
$5,000
$0
7/1/03
4/04
4/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

1 Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

2 Source for category information: Morningstar, Inc.

Schwab Small-Cap Equity Fund

Select Shares® Performance as of 4/30/06

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWSCX
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



	6 Months	1 Year	Since Inception: 7/1/03
Select Shares	15.50%	38.18%	29.04%
S&P SmallCap 600 Index	16.92%	31.39%	23.78%
Morningstar Small-Cap Blend	18.15%	31.47%	22.45%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $103,035 **Select Shares**
■ $91,566 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/06

Style Assessment[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	142
Weighted Average Market Cap ($ x 1,000,000)	$1,617
Price/Earnings Ratio (P/E)	26.1
Price/Book Ratio (P/B)	2.4
Portfolio Turnover Rate[2]	42%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **Allete, Inc.**	3.0%
❷ **Veritas DGC, Inc.**	2.8%
❸ **EMCOR Group, Inc.**	2.6%
❹ **Greif, Inc.,** Class A	2.6%
❺ **Haemonetics Corp.**	2.5%
❻ **Sierra Health Services, Inc.**	2.4%
❼ **Education Management Corp.**	2.4%
❽ **A.O. Smith Corp.**	2.3%
❾ **The Men's Wearhouse, Inc.**	2.3%
❿ **Investment Technology Group, Inc.**	2.2%
Total	**25.1%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



20.5%	**Information Technology**
21.0%	**Industrials**
16.2%	**Consumer Discretionary**
13.5%	**Financials**
10.2%	**Materials**
9.2%	**Health Care**
4.3%	**Energy**
3.1%	**Utilities**
0.9%	**Consumer Staples**
0.6%	**Telecommunication Services**
0.5%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Hedged Equity Fund™

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWHIX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Long-Short**



	6 Months	1 Year	Since Inception: 3/1/05
Investor Shares	4.10%	11.01%	9.64%
S&P 500 Index	9.64%	15.42%	9.52%
Morningstar Long-Short	4.61%	8.24%	5.84%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $11,134 **Investor Shares**
■ $11,120 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Hedged Equity Fund

Select Shares® Performance as of 4/30/06

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWHEX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Long-Short**



	6 Months	1 Year	3 Years	Since Inception: 9/3/02
Select Shares	4.14%	11.13%	16.09%	13.28%
S&P 500 Index	9.64%	15.42%	14.66%	12.27%
Morningstar Long-Short	4.61%	8.24%	7.13%	5.27%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $78,935 **Select Shares**
■ $76,380 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Hedged Equity Fund

Fund Facts as of 4/30/06

Top Long Holdings[1]

Security	% of Net Assets
❶ Newell Rubbermaid, Inc.	3.5%
❷ Principal Financial Group, Inc.	3.4%
❸ Archer Daniels Midland Co.	3.4%
❹ Exxon Mobil Corp.	3.4%
❺ AON Corp.	3.4%
Total	**17.1%**

Top Short Positions[1]

Security	% of Net Assets
❶ Energy Conversion Devices, Inc.	2.2%
❷ Alpha Natural Resources, Inc.	2.1%
❸ Take-Two Interactive Software, Inc.	1.9%
❹ United Natural Foods, Inc.	1.7%
❺ GameStop Corp., Class A	1.6%
Total	**9.5%**

Statistics

Number of Holdings	
Long Holdings	116
Short Positions	52
Weighted Average Market Cap ($ x 1,000,000)	
Long Holdings	$26,992
Short Positions	$4,561
Price/Earnings Ratio (P/E)	
Long Holdings	19.9
Short Positions	106.6
Price/Book Ratio (P/B)	
Long Holdings	2.8
Short Positions	3.2
Portfolio Turnover Rate[2]	47%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized. Short positions have been excluded from the calculation of portfolio turnover because at the time of entering into the short positions, the fund did not intend to hold the positions for more than one year.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab Financial Services Fund™

Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund** Ticker Symbol: SWFFX
■ Benchmark: **S&P 1500 SuperComposite Financials Sector Index**
■ Fund Category: **Morningstar Financial Services**



	6 Months	1 Year	5 Years	Since Inception: 7/3/00
Fund	13.03%	29.87%	10.31%	11.65%
Benchmark	13.05%	22.93%	7.42%	9.67%
Category	15.11%	24.25%	9.39%	12.47%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $19,009 **Fund**
■ $17,126 **S&P 1500 SuperComposite Financials Sector Index**
□ $9,904 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Financial Services Fund

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ KeyCorp.	5.0%
❷ Metlife, Inc.	5.0%
❸ PNC Financial Services Group, Inc.	4.8%
❹ JPMorgan Chase & Co.	4.7%
❺ Principal Financial Group, Inc.	4.6%
❻ Bank of Hawaii Corp.	4.4%
❼ Capital One Financial Corp.	4.2%
❽ Merrill Lynch & Co., Inc.	4.1%
❾ Loews Corp.	4.1%
❿ Prudential Financial, Inc.	4.1%
Total	**45.0%**

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 38.6% **Diversified Financials**
- 33.3% **Insurance**
- 26.1% **Banks**
- 1.2% **Real Estate**
- 0.8% **Other**

Statistics

Number of Holdings	46
Weighted Average Market Cap ($ x 1,000,000)	$30,022
Price/Earnings Ratio (P/E)	15.7
Price/Book Ratio (P/B)	2.2
Portfolio Turnover Rate[2]	28%
Minimum Initial Investment[3]	$2,500
($1,000 for retirement, education and custodial accounts)	

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab Health Care Fund™

Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**   Ticker Symbol: SWHFX
■ Benchmark: **S&P 1500 SuperComposite Health Care Sector Index**
■ Fund Category: **Morningstar Health Care**



	6 Months	1 Year	5 Years	Since Inception: 7/3/00
Fund	2.57%	14.21%	9.67%	6.83%
Benchmark	3.10%	3.20%	1.11%	0.59%
Fund Category	4.13%	12.84%	3.34%	1.56%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $14,702 **Fund**
■ $10,352 **S&P 1500 SuperComposite Health Care Sector Index**
□ $9,904 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Health Care Fund

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ Applied Biosystems Group – Applera Corp.	4.6%
❷ Becton Dickinson & Co.	4.4%
❸ King Pharmaceuticals, Inc.	4.3%
❹ Pfizer, Inc.	4.3%
❺ Merck & Co., Inc.	4.2%
❻ Sierra Health Services, Inc.	4.2%
❼ McKesson Corp.	4.1%
❽ WellPoint, Inc.	4.1%
❾ AmerisourceBergen Corp.	4.0%
❿ Express Scripts, Inc.	3.9%
Total	**42.1%**

Statistics

Number of Holdings	48
Weighted Average Market Cap ($ x 1,000,000)	$22,104
Price/Earnings Ratio (P/E)	23.6
Price/Book Ratio (P/B)	3.3
Portfolio Turnover Rate[2]	43%
Minimum Initial Investment[3]	$2,500
($1,000 for retirement, education and custodial accounts)	

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 59.5% **Health Care Equipment & Services**
- 40.5% **Pharmaceuticals & Biotechnology**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab Technology Fund™

Performance as of 4/30/06

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.



Fund Ticker Symbol: SWTFX
Benchmark: S&P 1500 SuperComposite Technology Sector Index
Fund Category: Morningstar Technology
40%
30%
20%
10%
0%
-10%
-20%
10.45%
8.23%
14.85%
28.33%
19.36%
30.95%
0.26%
-2.82%
-3.91%
-10.06%
-13.04%
-14.10%
6 Months
1 Year
5 Years
Since Inception: 7/3/00

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

- $5,390 **Fund**
- $4,430 **S&P 1500 SuperComposite Technology Sector Index**
- $9,904 **S&P 500® Index**



$20,000
$15,000
$10,000
$5,000
$0
7/3/00
4/01
4/02
4/03
4/04
4/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Technology Fund

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ International Business Machines Corp.	5.6%
❷ Hewlett-Packard Co.	5.6%
❸ Texas Instruments, Inc.	5.4%
❹ Motorola, Inc.	4.6%
❺ Computer Sciences Corp.	4.4%
❻ Electronics Data Systems Corp.	4.1%
❼ National Semiconductor Corp.	3.9%
❽ Global Payments, Inc.	3.6%
❾ Tech Data Corp.	3.2%
❿ Applied Materials, Inc.	3.2%
Total	**43.6%**

Statistics

Number of Holdings	65
Weighted Average Market Cap ($ x 1,000,000)	$26,430
Price/Earnings Ratio (P/E)	29.4
Price/Book Ratio (P/B)	3.0
Portfolio Turnover Rate[2]	37%
Minimum Initial Investment[3]	$2,500
($1,000 for retirement, education and custodial accounts)	

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 40.3% **Technology Hardware & Equipment**
- 36.2% **Software & Services**
- 23.1% **Semiconductors & Semiconductor Equipment**
- 0.4% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2005 and held through April 30, 2006, unless noted otherwise.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or

share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Schwab Premier Equity Fund®				
Investor Shares				
Actual Return	1.19%	$1,000	$1,142.20	$6.32
Hypothetical 5% Return	1.19%	$1,000	$1,018.89	$5.96
Select Shares®				
Actual Return	1.04%	$1,000	$1,041.80	$5.52
Hypothetical 5% Return	1.04%	$1,000	$1,019.64	$5.21
Schwab Core Equity Fund™				
Actual Return	0.75%	$1,000	$1,097.10	$3.90
Hypothetical 5% Return	0.75%	$1,000	$1,021.08	$3.76
Schwab Dividend Equity Fund™				
Investor Shares				
Actual Return	1.06%	$1,000	$1,101.10	$5.52
Hypothetical 5% Return	1.06%	$1,000	$1,019.54	$5.31
Select Shares				
Actual Return	0.91%	$1,000	$1,102.20	$4.74
Hypothetical 5% Return	0.91%	$1,000	$1,020.28	$4.56

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Schwab Large-Cap Growth Fund™				
Investor Shares				
Actual Return	1.20%	$1,000	$1,082.50	$6.20
Hypothetical 5% Return	1.20%	$1,000	$1,018.84	$6.01
Select Shares				
Actual Return	0.99%	$1,000	$1,082.90	$5.11
Hypothetical 5% Return	0.99%	$1,000	$1,019.89	$4.96
Schwab Small-Cap Equity Fund™				
Investor Shares				
Actual Return	1.29%	$1,000	$1,153.90	$6.89
Hypothetical 5% Return	1.29%	$1,000	$1,018.40	$6.46
Select Shares				
Actual Return	1.12%	$1,000	$1,155.00	$5.98
Hypothetical 5% Return	1.12%	$1,000	$1,019.24	$5.61
Schwab Hedged Equity Fund™				
Investor Shares				
Actual Return	2.02%	$1,000	$1,041.00	$10.22
Hypothetical 5% Return	2.02%	$1,000	$1,014.78	$10.09
Select Shares				
Actual Return	1.84%	$1,000	$1,041.40	$9.31
Hypothetical 5% Return	1.84%	$1,000	$1,015.67	$9.20
Schwab Financial Services Fund™				
Actual Return	0.98%	$1,000	$1,130.30	$5.18
Hypothetical 5% Return	0.98%	$1,000	$1,019.93	$4.91
Schwab Health Care Fund™				
Actual Return	0.84%	$1,000	$1,025.70	$4.22
Hypothetical 5% Return	0.84%	$1,000	$1,020.63	$4.21
Schwab Technology Fund™				
Actual Return	0.92%	$1,000	$1,104.50	$4.80
Hypothetical 5% Return	0.92%	$1,000	$1,020.23	$4.61

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Premier Equity Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06[*]	3/21/05[1]–10/31/05
Per-Share Data ($)		
Net asset value at beginning of period	10.70	10.00
Income or loss from investment operations:		
Net investment income	0.01	0.02
Net realized and unrealized gains	1.51	0.68
Total income from investment operations	1.52	0.70
Less distributions:		
Dividends from net investment income	(0.04)	–
Net asset value at end of period	12.18	10.70
Total return (%)	14.22[2]	7.00[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.19[3]	0.78[3]
Gross operating expenses	1.19[3]	1.23[3]
Net investment income	0.07[3]	0.52[3]
Portfolio turnover rate	38[2]	33[2]
Net assets, end of period ($ x 1,000,000)	699	364

[*] Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

See financial notes.   35

Select Shares	11/1/05– 4/30/06[*]	3/21/05[1]– 10/31/05
Per-Share Data ($)		
Net asset value at beginning of period	10.71	10.00
Income or loss from investment operations:		
Net investment income	0.01	0.03
Net realized and unrealized gains	1.51	0.68
Total income from investment operations	1.52	0.71
Less distributions:		
Dividends from net investment income	(0.05)	–
Net asset value at end of period	12.18	10.71
Total return (%)	14.18[2]	7.10[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.04[3]	0.68[3]
Gross operating expenses	1.04[3]	1.08[3]
Net investment income	0.23[3]	0.63[3]
Portfolio turnover rate	38[2]	33[2]
Net assets, end of period ($ x 1,000,000)	887	481

[*] Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by Industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
98.8% Common Stock	1,400,569	1,567,928
0.6% Other Investment Companies	9,344	9,344
99.4% Total Investments	1,409,913	1,577,272
7.1% Collateral Invested for Securities on Loan	112,548	112,548
(6.5)% Other Assets and Liabilities, Net		(103,265)
100.0% Total Net Assets		1,586,555

Security	Number of Shares	Value ($ x 1,000)
Common Stock 98.8% of net assets		
Banks 3.5%		
Bank of Hawaii Corp.	251,300	13,648
Comerica, Inc. *(a)*	214,500	12,199
KeyCorp, Inc.	435,200	16,633
Wachovia Corp. *(a)*	213,400	12,772
		55,252
Capital Goods 7.3%		
General Dynamics Corp.	233,800	15,342
Lockheed Martin Corp.	224,600	17,047
Northrop Grumman Corp.	200,400	13,407
Precision Castparts Corp.	273,000	17,193
Raytheon Co.	389,300	17,234
The Boeing Co.	210,100	17,533
Thomas & Betts Corp. *	322,400	18,361
		116,117

Security	Number of Shares	Value ($ x 1,000)
Commercial Services & Supplies 2.1%		
Equifax, Inc. *(a)*	388,100	14,957
Republic Services, Inc.	397,700	17,503
		32,460
Consumer Durables & Apparel 1.2%		
Newell Rubbermaid, Inc. *(a)*	691,700	**18,966**
Consumer Services 1.1%		
International Game Technology	460,900	**17,482**
Diversified Financials 9.1%		
American Express Co.	231,200	12,441
AmeriCredit Corp. *(a)**	559,900	16,954
Federated Investors, Inc., Class B *(a)*	382,400	13,422
Franklin Resources, Inc.	183,300	17,069
Investment Technology Group, Inc. *(a)**	328,700	17,418
Mellon Financial Corp.	450,600	16,956
Merrill Lynch & Co., Inc.	209,400	15,969
Northern Trust Corp.	277,000	16,312
State Street Corp.	269,500	17,604
		144,145
Energy 7.4%		
Cooper Cameron Corp. *	383,200	19,252
Devon Energy Corp.	287,800	17,300
Exxon Mobil Corp.	280,100	17,669
Pride International, Inc. *	532,900	18,593
Schlumberger Ltd.	150,000	10,371
Valero Energy Corp.	248,200	16,068
Veritas DGC, Inc. *(a)**	379,700	18,195
		117,448
Food, Beverage & Tobacco 6.2%		
Archer-Daniels-Midland Co.	472,500	17,171
General Mills, Inc.	328,600	16,213
PepsiAmericas, Inc.	368,000	8,692
Reynolds American, Inc. *(a)*	163,100	17,884
Sara Lee Corp.	980,200	17,516
The Coca-Cola Co.	338,800	14,216
Vector Group Ltd. *(a)*	375,000	6,750
		98,442

See financial notes.   37

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Health Care Equipment & Services 8.7%		
Aetna, Inc.	384,620	14,808
AmerisourceBergen Corp.	367,900	15,875
Becton Dickinson & Co.	259,900	16,384
Cardinal Health, Inc.	223,400	15,046
CIGNA Corp.	138,800	14,852
Express Scripts, Inc. *	181,500	14,182
Haemonetics Corp. *	282,000	15,369
McKesson Corp.	344,500	16,739
WellPoint, Inc. *	205,200	14,569
		137,824
Insurance 9.6%		
Hanover Insurance Group, Inc.	294,300	15,568
Hartford Financial Services Group, Inc.	174,000	15,996
Loews Corp.	164,400	17,451
Metlife, Inc.	346,600	18,058
Nationwide Financial Services, Inc., Class A	385,500	16,916
Principal Financial Group, Inc. (a)	343,900	17,646
Prudential Financial, Inc.	213,000	16,642
The Chubb Corp.	352,800	18,183
W. R. Berkley Corp.	420,000	15,716
		152,176
Materials 5.8%		
Crown Holdings, Inc. *	853,400	13,680
Greif, Inc., Class A (a)	202,600	13,124
Martin Marietta Materials, Inc.	135,400	14,374
Nucor Corp. (a)	155,500	16,922
Pactiv Corp. *	702,700	17,104
Rohm & Haas Co.	338,600	17,133
		92,337
Media 1.7%		
DreamWorks Animation SKG, Inc., Class A (a)*	467,400	12,666
McGraw-Hill Cos., Inc.	266,000	14,806
		27,472

Security	Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 3.7%		
Applied Biosystems Group - Applera Corp.	635,700	18,334
Barr Pharmaceuticals, Inc. *	196,400	11,892
King Pharmaceuticals, Inc. *	973,400	16,927
Merck & Co., Inc.	351,800	12,109
		59,262
Retailing 5.0%		
IAC/InterActiveCorp. *	580,000	16,745
J.C. Penney Co., Inc.	279,300	18,283
Nordstrom, Inc. (a)	370,900	14,217
Payless Shoesource, Inc. (a)*	527,800	12,123
The Pantry, Inc. (a)*	256,600	16,984
		78,352
Semiconductors & Semiconductor Equipment 4.5%		
Applied Materials, Inc.	972,700	17,460
Lam Research Corp. (a)*	377,100	18,433
National Semiconductor Corp.	601,800	18,042
Texas Instruments, Inc.	508,100	17,636
		71,571
Software & Services 8.4%		
Autodesk, Inc. *	310,100	13,037
BEA Systems, Inc. *	1,243,800	16,480
BMC Software, Inc. *	679,500	14,636
Computer Sciences Corp. *	230,000	13,467
Global Payments, Inc. (a)	362,400	17,189
Red Hat, Inc. (a)*	552,900	16,250
Sybase, Inc. *	639,700	13,926
Symantec Corp. *	694,100	11,369
Synopsys, Inc. *	797,100	17,401
		133,755
Technology Hardware & Equipment 5.6%		
Emulex Corp. *	773,500	14,039
Harris Corp.	284,300	13,240
Hewlett-Packard Co.	527,900	17,141
Motorola, Inc.	600,000	12,810
NCR Corp. *	401,600	15,823
Tech Data Corp. *	432,100	15,867
		88,920

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Telecommunication Services 2.1%		
CenturyTel, Inc.	451,000	17,003
Crown Castle International Corp. *	474,200	15,957
		32,960
Transportation 3.1%		
AMR Corp. *(a)**	668,100	16,462
CSX Corp.	231,900	15,883
FedEx Corp.	150,000	17,269
		49,614
Utilities 2.7%		
Allegheny Energy, Inc. *	433,700	15,453
Edison International	407,700	16,475
FirstEnergy Corp.	225,700	11,445
		43,373

Other Investment Companies 0.6% of net assets		
State Street Navigator Security Lending Prime Portfolio	9,344	**9,344**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)

At April 30, 2006 the tax basis cost of the fund's investments was $1,409,913, and the unrealized appreciation and depreciation were $180,844 and ($13,485), respectively, with a net appreciation of $167,359.

Collateral Invested for Securities on Loan 7.1% of net assets		
State Street Navigator Security Lending Prime Portfolio	112,548	**112,548**

End of collateral invested for securities on loan.

*   Non-income producing security.
(a) All or a portion of this security is on loan.

Statement of

Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $110,065 (cost $1,409,913)		$1,577,272
Collateral invested for securities on loan		112,548
Receivables:		
Fund shares sold		3,813
Dividends		631
Investments sold		7,203
Interest		61
Income from securities on loan		6
Prepaid expenses	+	104
Total assets		**1,701,638**

Liabilities

Collateral invested for securities on loan		112,548
Payables:		
Investments bought		1,078
Transfer agent and shareholder services fees		22
Trustee fees		2
Investment adviser and administrator fees		119
Fund shares redeemed		1,197
Accrued expenses	+	117
Total liabilities		**115,083**

Net Assets

Total assets		1,701,638
Total liabilities	-	115,083
Net assets		**$1,586,555**

Net Assets by Source

Capital received from investors	1,408,536
Distributions in excess of net investment income	(620)
Net realized capital gains	11,280
Net unrealized capital gains	167,359

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$699,132		57,419		$12.18
Select Shares	887,423		72,837		$12.18

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends	$7,169
Interest	174
Securities on loan	+ 34
Total Investment Income	**7,377**

Net Realized Gains and Losses

Net realized gains on investments	**11,826**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**127,921**

Expenses

Investment adviser and administrator fees	5,199
Transfer agent and shareholder service fees:	
Investor Shares	638
Select Shares	328
Trustees' fees	6
Custodian fees	11
Portfolio accounting fees	44
Professional fees	22
Registration fees	149
Shareholder reports	51
Other expenses	+ 6
Total expenses	**6,454**

Increase in Net Assets from Operations

Total investment income	7,377
Total expenses	- 6,454
Net investment income	**923**
Net realized gains	11,826
Net unrealized gains	+ 127,921
Increase in net assets from operations	**$140,670**

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05-4/30/06	3/21/05*-10/31/05
Net investment income	$923	$2,233
Net realized gains or losses	11,826	(546)
Net unrealized gains	+ 127,921	39,438
Increase in net assets from operations	**140,670**	**41,125**

Distributions Paid

Dividends from net investment income

Investor Shares	1,487	—
Select Shares	+ 2,289	—
Total dividends from net investment income	**$3,776**	**$—**

Transactions in Fund Shares

	11/05–4/30/06		3/21/05*–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	28,319	$333,095	37,370	$381,553
Select Shares	+ 32,335	381,336	48,755	497,896
Total shares sold	**60,654**	**$714,431**	**86,126**	**$879,449**
Shares Reinvested				
Investor Shares	118	$1,352	—	$—
Select Shares	+ 172	1,981	—	—
Total shares reinvested	**290**	**$3,333**	**—**	**$—**
Shares Redeemed				
Investor Shares	(5,050)	($59,347)	(3,338)	($35,148)
Select Shares	+ (4,591)	(53,895)	(3,834)	(40,287)
Total shares redeemed	**(9,641)**	**($113,242)**	**(7,172)**	**($75,435)**
Net transactions in fund shares	**51,303**	**$604,522**	**78,953**	**$804,014**

Shares Outstanding and Net Assets

	11/05–4/30/06		3/21/05*–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	78,953	$845,139	—	$—
Total increase	+ 51,303	741,416	78,953	845,139
End of period	**130,256**	**$1,586,555**	**78,953**	**$845,139**

Distributions in excess of net investment income/ Net investment income not yet distributed	**($620)**	**$2,233**

* Commencement of operations.

Schwab Core Equity Fund™

Financial Statements

Financial Highlights

	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)[1]						
Net asset value at beginning of period	15.81	13.81	12.71	10.89	12.53	18.53
Income or loss from investment operations:						
Net investment income	0.04	0.13	0.12	0.10	0.08	0.08
Net realized and unrealized gains or losses	1.49	2.03	1.09	1.79	(1.64)	(4.57)
Total income or loss from investment operations	1.53	2.16	1.21	1.89	(1.56)	(4.49)
Less distributions:						
Dividends from net investment income	(0.09)	(0.16)	(0.11)	(0.07)	(0.08)	(0.07)
Distributions from net realized gains	–	–	–	–	–	(1.44)
Total distributions	(0.09)	(0.16)	(0.11)	(0.07)	(0.08)	(1.51)
Net asset value at end of period	17.25	15.81	13.81	12.71	10.89	12.53
Total return (%)	9.71[2]	15.74	9.57	17.54	(12.58)	(25.93)
Ratios/Supplemental Data (%)[1]						
Ratios to average net assets:						
Net operating expenses	0.75[3]	0.75	0.75	0.75	0.75	0.75
Gross operating expenses	0.82[3]	0.85	0.88	0.88	0.91	0.88
Net investment income	0.60[3]	0.93	0.89	0.94	0.63	0.55
Portfolio turnover rate	25[2]	48	86	73	114	106
Net assets, end of period ($ x 1,000,000)	834	547	263	237	179	210

* Unaudited.

[1] Prior to June 1, 2002, the fund's day-to-day investment management was handled by a subadviser, Symphony Asset Management LLC.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
98.1%	Common Stock	720,315	817,977
1.4%	Short-Term Investments	11,517	11,517
–%	U.S. Treasury Obligation	273	273
99.5%	Total Investments	732,105	829,767
3.2%	Collateral Invested for Securities on Loan	26,965	26,965
(2.7)%	Other Assets and Liabilities, Net		(22,699)
100.0%	Total Net Assets		834,033

Security	Number of Shares	Value ($ x 1,000)
Common Stock 98.1% of net assets		
Automobiles & Components 0.1%		
Ford Motor Co. *(a)*	125,000	**869**
Banks 4.7%		
Comerica, Inc. *(a)*	172,500	9,810
KeyCorp, Inc.	235,200	8,990
UnionBanCal Corp.	290,600	20,368
		39,168
Capital Goods 12.7%		
Emerson Electric Co. *(b)*	88,800	7,544
General Dynamics Corp.	58,400	3,832
Lockheed Martin Corp. *(b)*	492,800	37,403
Northrop Grumman Corp.	83,000	5,553
Raytheon Co. *(b)*	371,700	16,455
The Boeing Co. *(b)*	424,700	35,441
		106,228

Security	Number of Shares	Value ($ x 1,000)
Commercial Services & Supplies 0.3%		
Equifax, Inc.	70,000	**2,698**
Consumer Durables & Apparel 2.7%		
Harman International Industries, Inc.	70,000	6,159
Newell Rubbermaid, Inc. *(a)*	488,900	13,406
Nike, Inc., Class B	32,900	2,693
Whirlpool Corp.	6,800	610
		22,868
Diversified Financials 7.0%		
American Express Co. *(b)*	552,000	29,703
AmeriCredit Corp. *(a)**	87,000	2,634
Franklin Resources, Inc.	227,600	21,194
Moody's Corp. *(b)*	54,800	3,398
Northern Trust Corp. *(b)*	17,500	1,031
		57,960
Energy 5.9%		
Exxon Mobil Corp. *(b)*	639,100	40,314
Pride International, Inc. *	245,400	8,562
		48,876
Food & Staples Retailing 0.7%		
Supervalu, Inc.	210,000	**6,092**
Food, Beverage & Tobacco 5.6%		
Archer-Daniels-Midland Co.	397,000	14,427
General Mills, Inc.	34,500	1,702
Reynolds American, Inc. *(a)*	70,000	7,676
The Coca-Cola Co. *(b)*	540,500	22,679
		46,484
Health Care Equipment & Services 8.0%		
Aetna, Inc. *(b)*	422,800	16,278
AmerisourceBergen Corp.	300,600	12,971
Becton Dickinson & Co.	122,300	7,710
Cardinal Health, Inc.	50,000	3,367
CIGNA Corp.	108,200	11,577
Express Scripts, Inc. *	4,000	313
McKesson Corp.	206,300	10,024
WellPoint, Inc. *	68,000	4,828
		67,068

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Insurance 12.3%		
American Financial Group, Inc. *(a)*	36,000	1,594
AON Corp. *(b)*	48,000	2,012
CNA Financial Corp. *(a)**	138,500	4,451
Hanover Insurance Group, Inc. *(a)*	14,000	741
Loews Corp.	88,900	9,437
Metlife, Inc. *(b)*	761,900	39,695
Nationwide Financial Services, Inc., Class A *(b)*	50,000	2,194
Principal Financial Group, Inc.	460,600	23,633
Prudential Financial, Inc.	75,500	5,899
The Chubb Corp.	151,800	7,824
W. R. Berkley Corp.	138,000	5,164
		102,644
Materials 4.9%		
Crown Holdings, Inc. *	338,500	5,426
Monsanto Co.	50,000	4,170
Nucor Corp. *(a)*	100,000	10,882
Pactiv Corp. *	85,000	2,069
Rohm & Haas Co.	360,500	18,241
		40,788
Media 0.5%		
CBS Corp., Class B	27,000	688
Time Warner, Inc. *(b)*	125,500	2,184
Viacom, Inc., Class B *	27,000	1,075
		3,947
Pharmaceuticals & Biotechnology 3.6%		
Applied Biosystems Group - Applera Corp. *(b)*	525,000	15,141
King Pharmaceuticals, Inc. *(b)**	630,000	10,955
Merck & Co., Inc.	32,100	1,105
PerkinElmer, Inc.	63,000	1,351
Pfizer, Inc.	65,100	1,649
		30,201
Retailing 1.8%		
J.C. Penney Co., Inc.	197,500	12,928
Office Depot, Inc. *	45,900	1,863
		14,791

Security	Number of Shares	Value ($ x 1,000)
Semiconductors & Semiconductor Equipment 3.0%		
Applied Materials, Inc.	758,900	13,622
National Semiconductor Corp.	182,500	5,472
Texas Instruments, Inc.	172,000	5,970
		25,064
Software & Services 6.2%		
Autodesk, Inc. *(b)**	169,000	7,105
BMC Software, Inc. *(b)**	87,000	1,874
CA, Inc.	11,390	289
Ceridian Corp. *	25,500	618
CheckFree Corp. *(b)**	16,000	862
Citrix Systems, Inc. *(b)**	26,500	1,058
Computer Sciences Corp. *	247,900	14,514
Electronic Data Systems Corp. *(b)*	264,200	7,154
Global Payments, Inc. *(a)*	88,000	4,174
McAfee, Inc. *	150,500	3,927
Sybase, Inc. *(a)(b)**	62,200	1,354
Symantec Corp. *	211,400	3,463
Synopsys, Inc. *(b)**	152,500	3,329
The Reynolds & Reynolds Co., Class A	65,000	1,933
		51,654
Technology Hardware & Equipment 11.1%		
Apple Computer, Inc. *	105,400	7,419
Arrow Electronics, Inc. *	77,000	2,787
Hewlett-Packard Co. *(b)*	879,000	28,541
International Business Machines Corp. *(b)*	416,000	34,254
Motorola, Inc.	338,900	7,236
NCR Corp. *	126,000	4,964
Xerox Corp. *(b)**	551,700	7,746
		92,947
Telecommunication Services 0.8%		
AT&T Corp.	157,421	4,126
Citizens Communications Co.	41,100	546
Verizon Communications, Inc.	56,300	1,859
		6,531
Transportation 3.4%		
CSX Corp. *(b)*	407,500	**27,910**

See financial notes.

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Utilities 2.8%		
Edison International *(b)*	376,800	15,226
FirstEnergy Corp.	100,000	5,071
The AES Corp. *	170,400	2,892
		23,189

Short Term Investments 1.4% of net assets		
State Street Navigator Security Lending Prime Portfolio	11,517	**11,517**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
U.S. Treasury Obligation 0.0% of net assets		
U.S. Treasury Bills 4.61%, 06/15/06	275	**273**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 3.2% off net assets		
State Street Navigator Security Lending Prime Portfolio	26,965	**26,965**

End of collateral invested for securities on loan.

At April 30, 2006 the tax basis cost of the fund's investments was $732,152, and the unrealized gains and losses were $107,650 and ($10,035), respectively, with a net unrealized appreciation of $97,615.

In addition to the above, the fund held the following at 4/30/06. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, e-mini, Long, expires 06/16/06	70	4,606	**70**

* Non-income producing security.
(a) All or a portion of this security is on loan.
(b) All or a portion of this security is held as collateral for open futures contracts.

Statement of

Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $26,362 (cost $732,105)		$829,767
Collateral invested for securities on loan		26,965
Receivables:		
Fund shares sold		4,478
Dividends		488
Due from brokers for futures		3
Interest		37
Income from securities on loan		1
Prepaid expenses	+	57
Total assets		**861,796**

Liabilities

Collateral invested for securities on loan		26,965
Payables:		
Transfer agent and shareholder services fees		17
Investment adviser and administrator fees		32
Fund shares redeemed		666
Accrued expenses	+	83
Total liabilities		**27,763**

Net Assets

Total assets		861,796
Total liabilities	–	27,763
Net assets		**$834,033**

Net Assets by Source

Capital received from investors	721,945
Net investment income not yet distributed	820
Net realized capital gains	13,536
Net unrealized capital gains	97,732

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$834,033		48,357		$17.25

See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Dividends		$4,499
Interest		180
Securities on loan	+	7
Total Investment Income		**4,686**
Net Realized Gains and Losses		
Net realized gains on investments		17,099
Net realized gains on futures contracts	+	309
Net realized gains		**17,408**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		39,623
Net unrealized gains on futures contracts	+	102
Net unrealized gains		**39,725**
Expenses		
Investment adviser and administrator fees		1,823
Transfer agent and shareholder service fees		867
Trustees' fees		4
Custodian fees		12
Portfolio accounting fees		29
Professional fees		15
Registration fees		75
Shareholder reports		27
Other expenses	+	4
Total expenses		2,856
Expense reduction	-	255
Net expenses		**2,601**
Increase in Net Assets from Operations		
Total investment income		4.686
Net expenses	-	2,601
Net investment income		**2,085**
Net realized gains		17,408
Net unrealized gains	+	39,725
Increase in net assets from operations		**$59,218**

 See financial notes.

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05-4/30/06	11/1/04-10/31/05
Net investment income	$2,085	$3,489
Net realized gains	17,408	14,710
Net unrealized gains +	39,725	28,266
Increase in net assets from operations	**59,218**	**46,465**

Distributions Paid

Dividends from net investment income	**$3,509**	**$3,112**

Transactions in Fund Shares

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold	17,131	$288,328	19,737	$304,359
Shares Reinvested	182	3,034	184	2,745
Shares Redeemed +	(3,546)	(59,872)	(4,354)	(66,406)
Net transactions in fund shares	**13,767**	**$231,490**	**15,567**	**$240,698**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	34,590	$546,834	19,023	$262,783
Total increase +	13,767	287,199	15,567	284,051
End of period	**48,357**	**$834,033**	**34,590**	**$546,834**
Net investment income not yet distributed		**$820**		**$2,244**

Schwab Dividend Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	9/2/03[1]–10/31/03
Per-Share Data ($)				
Net asset value at beginning of period	12.80	12.06	10.60	10.00
Income from investment operations:				
Net investment income	0.12	0.26	0.29	0.05
Net realized and unrealized gains	1.16	0.93	1.49	0.55
Total income from investment operations	1.28	1.19	1.78	0.60
Less distributions:				
Dividends from net investment income	(0.13)	(0.26)	(0.32)	–
Distributions from net realized gains	(0.16)	(0.19)	–	–
Total distributions	(0.29)	(0.45)	(0.32)	–
Net asset value at end of period	13.79	12.80	12.06	10.60
Total return (%)	10.11[2]	9.98	17.00	6.00[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	1.06[3]	1.07	0.65	–
Gross operating expenses	1.06[3]	1.09	1.19	1.34[3]
Net investment income	1.89[3]	2.17	2.71	3.41[3]
Portfolio turnover rate	24[2]	26	39	2[2]
Net assets, end of period ($ x 1,000,000)	558	528	267	94

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

 See financial notes.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	9/2/03[1]–10/31/03
Per-Share Data ($)				
Net asset value at beginning of period	12.80	12.06	10.60	10.00
Income from investment operations:				
Net investment income	0.13	0.28	0.31	0.05
Net realized and unrealized gains	1.16	0.93	1.48	0.55
Total income from investment operations	1.29	1.21	1.79	0.60
Less distributions:				
Dividends from net investment income	(0.15)	(0.28)	(0.33)	–
Distributions from net realized gains	(0.16)	(0.19)	–	–
Total distributions	(0.31)	(0.47)	(0.33)	–
Net asset value at end of period	13.78	12.80	12.06	10.60
Total return (%)	10.22[2]	10.17	17.07	6.00[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	0.91[3]	0.92	0.54	–
Gross operating expenses	0.91[3]	0.94	1.04	1.19[3]
Net investment income	2.03[3]	2.32	2.83	3.41[3]
Portfolio turnover rate	24[2]	26	39	2[2]
Net assets, end of period ($ x 1,000,000)	552	509	252	111

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by Industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.6%	Common Stock	956,254	1,105,106
0.1%	Short-term Investment	1,174	1,174
—%	U.S. Treasury Obligation	75	75
99.7%	Total Investments	957,503	1,106,355
0.3%	Other Assets and Liabilities, Net		3,129
100.0%	Total Net Assets		1,109,484

Security	Number of Shares	Value ($ x 1,000)
Common Stock 99.6% of net assets		
Automobiles & Components 0.2%		
Ford Motor Co.	300,000	**2,085**
Banks 12.0%		
AmSouth Bancorp	165,000	4,775
Comerica, Inc.	266,700	15,167
First Horizon National Corp.	35,000	1,485
Huntington Bancshares, Inc. (a)	228,000	5,506
KeyCorp	392,500	15,002
National City Corp.	354,800	13,092
People's Bank	202,500	6,632
PNC Financial Services Group, Inc. (a)	233,400	16,681
SunTrust Banks, Inc.	150,887	11,668
U.S. Bancorp (a)	449,300	14,126

Security	Number of Shares	Value ($ x 1,000)
UnionBanCal Corp.	114,000	7,990
Wachovia Corp.	255,700	15,304
Wells Fargo & Co.	89,200	6,127
		133,555
Capital Goods 13.3%		
3M Co.	168,200	14,369
Cooper Industries Ltd., Class A	35,000	3,201
Emerson Electric Co.	194,300	16,506
Harsco Corp.	87,200	7,268
Lockheed Martin Corp.	324,000	24,592
Masco Corp.	150,000	4,785
Northrop Grumman Corp.	215,400	14,410
Raytheon Co.	487,100	21,564
Rockwell Automation, Inc. (a)	156,600	11,347
Textron, Inc.	156,000	14,032
The Boeing Co. (a)	190,000	15,856
		147,930
Commercial Services & Supplies 1.4%		
Avery Dennison Corp.	100,000	6,250
Republic Services, Inc.	50,000	2,200
Waste Management, Inc.	200,000	7,492
		15,942
Consumer Durables & Apparel 2.1%		
Newell Rubbermaid, Inc.	812,600	22,281
Whirlpool Corp.	17,000	1,526
		23,807
Diversified Financials 7.1%		
Bank of America Corp. (a)	295,400	14,747
Citigroup, Inc.	360,000	17,982
JPMorgan Chase & Co. (a)	430,584	19,540
Mellon Financial Corp.	453,900	17,080
The Bank of New York Co., Inc.	275,000	9,666
		79,015
Energy 4.8%		
ConocoPhillips	70,600	4,723
Devon Energy Corp.	93,100	5,596
Exxon Mobil Corp.	320,800	20,236
Marathon Oil Corp.	176,400	13,999
Schlumberger Ltd.	18,400	1,272

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Sunoco, Inc.	60,000	4,863
Valero Energy Corp.	35,000	2,266
		52,955
Food, Beverage & Tobacco 9.6%		
Altria Group, Inc.	160,000	11,706
ConAgra Foods, Inc.	59,300	1,345
General Mills, Inc.	245,000	12,088
Kellogg Co. (a)	290,000	13,430
Loews Corp. - Carolina Group	180,000	9,223
PepsiCo, Inc.	169,000	9,843
Reynolds American, Inc. (a)	213,200	23,377
Sara Lee Corp.	200,000	3,574
The Coca-Cola Co.	311,000	13,049
UST, Inc. (a)	200,500	8,808
		106,443
Health Care Equipment & Services 1.9%		
AmerisourceBergen Corp.	75,000	3,236
Becton Dickinson & Co.	179,000	11,284
McKesson Corp.	145,000	7,046
		21,566
Household & Personal Products 1.7%		
Colgate-Palmolive Co.	150,000	8,868
Procter & Gamble Co.	168,950	9,835
		18,703
Insurance 10.3%		
AON Corp. (a)	496,250	20,798
Cincinnati Financial Corp.	72,500	3,091
Fidelity National Financial, Inc.	155,000	6,507
First American Corp.	32,500	1,384
Lincoln National Corp.	366,469	21,285
Mercury General Corp.	82,100	4,382
Principal Financial Group, Inc.	120,000	6,157
SAFECO Corp.	161,400	8,377
The Allstate Corp.	193,200	10,914
The Chubb Corp.	276,000	14,225
The St. Paul Travelers Cos., Inc.	308,000	13,561
W. R. Berkley Corp.	82,500	3,087
		113,768

Security	Number of Shares	Value ($ x 1,000)
Materials 6.3%		
Freeport-McMoran Copper & Gold, Inc., Class B	144,000	9,299
International Paper Co.	250,000	9,087
MeadWestvaco Corp.	254,000	7,242
Nucor Corp.	50,000	5,441
PPG Industries, Inc.	145,500	9,766
Rohm & Haas Co.	259,000	13,105
Temple-Inland, Inc.	338,300	15,711
		69,651
Media 1.0%		
McGraw-Hill Cos., Inc.	200,000	**11,132**
Pharmaceuticals & Biotechnology 5.5%		
Abbott Laboratories	165,000	7,052
Johnson & Johnson	217,000	12,718
Merck & Co., Inc.	504,700	17,372
PerkinElmer, Inc.	270,500	5,799
Pfizer, Inc.	523,000	13,248
Schering-Plough Corp.	35,000	676
Wyeth	80,000	3,894
		60,759
Retailing 0.5%		
Genuine Parts Co.	121,000	**5,282**
Semiconductors & Semiconductor Equipment 1.6%		
Analog Devices, Inc.	28,700	1,088
Applied Materials, Inc.	365,000	6,552
Microchip Technology, Inc.	135,000	5,030
National Semiconductor Corp.	167,000	5,007
		17,677
Software & Services 1.7%		
Electronic Data Systems Corp.	410,000	11,103
Microsoft Corp.	190,000	4,588
The Reynolds & Reynolds Co., Class A	115,000	3,420
		19,111
Technology Hardware & Equipment 4.5%		
Harris Corp.	120,000	5,589
Hewlett-Packard Co.	490,000	15,910

See financial notes.   53

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
International Business Machines Corp.	180,000	14,821
Motorola, Inc.	615,000	13,130
		49,450
Telecommunication Services 6.5%		
Alltel Corp. *(a)*	184,800	11,896
AT&T Corp.	655,037	17,168
BellSouth Corp.	451,600	15,255
Citizens Communications Co.	930,000	12,350
Sprint Corp. (FON Group)	200,800	4,980
Verizon Communications, Inc.	327,300	10,811
		72,460
Utilities 7.6%		
Alliant Energy Corp.	265,000	8,469
American Electric Power Co., Inc.	401,000	13,417
Edison International	391,000	15,800
Exelon Corp.	171,400	9,256
FirstEnergy Corp.	284,100	14,407
Pepco Holdings, Inc.	280,000	6,462
TECO Energy, Inc.	225,000	3,596
TXU Corp.	250,000	12,408
		83,815

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-term Investment 0.1% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	1,174	**1,174**
U.S. Treasury Obligation 0.0% of net assets		
U.S. Treasury Bills 4.61%, 06/15/06	75	**75**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $958,376, and the unrealized appreciation and depreciation were $157,191 and ($9,212), respectively, with a net unrealized appreciation of $147,979.

(a) All or a portion of this security is held as collateral for open futures contracts.

In addition to the above, the fund held the following at 4/30/06. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, e-mini, Long, expires 6/16/06	15	987	**15**

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (cost $957,503)		$1,106,355
Receivables:		
Fund shares sold		1,635
Dividends		2,047
Investments sold		1,795
Due from brokers for futures		1
Prepaid expenses	+	41
Total assets		**1,111,874**

Liabilities

Payables:		
Fund shares redeemed		759
Investments bought		1,443
Investment adviser and administrator fees		70
Transfer agent and shareholder services fees		16
Trustee fees		2
Accrued expenses	+	100
Total liabilities		**2,390**

Net Assets

Total assets		1,111,874
Total liabilities	-	2,390
Net assets		**$1,109,484**

Net Assets by Source

Capital received from investors	942,659
Net investment income not yet distributed	1,251
Net realized capital gains	16,707
Net unrealized capital gains	148,867

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$557,817		40,438		$13.79
Select Shares	$551,667		40,031		$13.78

See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Dividends		$15,726
Interest	+	69
Total Investment Income		**15,795**
Net Realized Gains and Losses		
Net realized gains on investments		16,588
Net realized gains on futures contracts	+	61
Net realized gains		**16,649**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		77,725
Net unrealized gains on futures contracts	+	15
Net unrealized gains		**77,740**
Expenses		
Investment adviser and administrator fees		4,138
Transfer agent and shareholder service fees:		
Investor Shares		679
Select Shares		265
Trustees' fees		6
Custodian fees		20
Portfolio accounting fees		47
Professional fees		19
Registration fees		64
Shareholder reports		42
Other expenses	+	8
Total expenses		**5,288**
Increase in Net Assets from Operations		
Total investment income		15,795
Total expenses	-	5,288
Net investment income		**10,507**
Net realized gains		16,649
Net unrealized gains	+	77,740
Increase in net assets from operations		**$104,896**

 See financial notes.

Statements of

Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

		11/1/05–4/30/06	11/1/04–10/31/05
Net investment income		$10,507	$18,557
Net realized gains		16,649	13,364
Net unrealized gains	+	77,740	29,600
Increase in net assets from operations		**104,896**	**61,521**

Distributions Paid

Dividends from net investment income			
Investor Shares		5,176	8,840
Select Shares	+	5,991	8,874
Total dividends from net investment income		**11,167**	**17,714**
Distributions from net realized gains			
Investor Shares		6,743	4,838
Select Shares	+	6,563	4,386
Total distributions from net realized gains		**13,306**	**9,224**
Total distributions		**$24,473**	**$26,938**

Transactions in Fund Shares

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		6,007	$79,793	27,892	$355,147
Select Shares	+	5,941	78,946	24,348	310,884
Total shares sold		**11,948**	**$158,739**	**52,240**	**$666,031**
Shares Reinvested					
Investor Shares		736	$9,675	854	$10,806
Select Shares	+	696	9,149	731	9,263
Total shares reinvested		**1,432**	**$18,824**	**1,585**	**$20,069**
Shares Redeemed					
Investor Shares		(7,539)	($100,330)	(9,697)	($124,160)
Select Shares	+	(6,420)	(85,261)	(6,148)	(78,680)
Total shares redeemed		**(13,959)**	**($185,591)**	**(15,845)**	**($202,840)**
Net transactions in fund shares		**(579)**	**($8,028)**	**37,980**	**$483,260**

Shares Outstanding and Net Assets

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		81,048	$1,037,089	43,068	$519,246
Total increase or decrease	+	(579)	72,395	37,980	517,843
End of period		**80,469**	**$1,109,484**	**81,048**	**$1,037,089**
Net investment income not yet distributed			**$1,251**		**$1,911**

Schwab Large-Cap Growth Fund™

Financial Statements

Financial Highlights

Investor Shares	**11/1/05–4/30/06***	10/3/05[1]–10/31/05–
Per-Share Data ($)		
Net asset value at beginning of period	9.73	10.00
Income or loss from investment operations:		
Net investment loss	(0.00)[2]	(0.00)[2]
Net realized and unrealized gains or losses	0.80	(0.27)
Total income or loss from investment operations	0.80	(0.27)
Less distributions:		
Dividends from net investment income	(0.00)[2]	—
Net asset value at end of period	10.53	9.73
Total return (%)	8.25[3]	(2.70)[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.20[4]	1.20[4]
Gross operating expenses	1.24[4]	1.71[4]
Net investment income or loss	0.05[4]	(0.61)[4]
Portfolio turnover rate	34[3]	4[3]
Net assets, end of period ($ x 1,000,000)	50	25

* Unaudited.
1 Commencement of operations.
2 Per share amount was less than $0.01.
3 Not annualized.
4 Annualized.

 See financial notes.

Financial Highlights

Select Shares	11/1/05–4/30/06*	10/3/05[1]–10/31/05–
Per-share data ($)		
Net asset value at beginning of period	9.73	10.00
Income or loss from investment operations:		
Net investment income or loss	0.01[2]	(0.00)[2]
Net realized and unrealized gains or losses	0.80*	(0.27)
Total income or loss from investment operations	0.81	(0.27)
Less distributions:		
Dividends from net investment income	(0.01)	—
Net asset value at end of period	10.53	9.73
Total return (%)	8.29[3]	(2.70)[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.99[4]	0.99[4]
Gross operating expenses	1.07[4]	1.56[4]
Net investment income or loss	0.18[4]	(0.40)[4]
Portfolio turnover rate	34[3]	4[3]
Net assets, end of period ($ x 1,000,000)	44	33

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by Industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
98.8% Common Stock	88,370	93,149
0.5% Short-term Investment	477	477
99.3% Total Investments	88,847	93,626
0.7% Other Assets and Liabilities, Net		675
100.0% Total Net Assets		94,301

Security	Number of Shares	Value ($ x 1,000)
Common Stock 98.8% of net assets		
Banks 1.4%		
Comerica, Inc.	9,000	512
U.S. Bancorp	24,600	773
		1,285
Capital Goods 12.0%		
Emerson Electric Co.	7,300	620
General Dynamics Corp.	41,400	2,717
Lockheed Martin Corp.	60,700	4,607
Precision Castparts Corp.	14,000	882
Raytheon Co.	7,500	332
Rockwell Collins, Inc.	1,000	57
The Boeing Co.	22,700	1,894
Thomas & Betts Corp. *	4,300	245
		11,354
Commercial Services & Supplies 2.2%		
Equifax, Inc.	18,000	694
Monster Worldwide, Inc. *	24,000	1,377
		2,071

Security	Number of Shares	Value ($ x 1,000)
Consumer Durables & Apparel 3.7%		
Harman International Industries, Inc.	19,800	1,742
Newell Rubbermaid, Inc.	62,300	1,708
		3,450
Consumer Services 1.2%		
International Game Technology	28,500	1,081
Diversified Financials 7.4%		
American Express Co.	14,000	753
Capital One Financial Corp.	8,500	737
Federated Investors, Inc., Class B	63,500	2,229
Franklin Resources, Inc.	9,600	894
Moody's Corp.	24,000	1,488
Northern Trust Corp.	15,000	883
		6,984
Energy 2.9%		
Exxon Mobil Corp.	43,400	2,738
Food, Beverage & Tobacco 3.5%		
Archer-Daniels-Midland Co.	21,600	785
General Mills, Inc.	20,000	987
Sara Lee Corp.	1,500	27
The Coca-Cola Co.	35,800	1,502
		3,301
Health Care Equipment & Services 12.8%		
Aetna, Inc.	19,900	766
AmerisourceBergen Corp.	45,300	1,955
Baxter International, Inc.	4,000	151
Becton Dickinson & Co.	60,800	3,833
Cardinal Health, Inc.	7,300	491
Express Scripts, Inc. *	35,400	2,766
IMS Health, Inc.	21,500	584
McKesson Corp.	9,200	447
WellPoint, Inc. *	15,700	1,115
		12,108
Insurance 4.4%		
AFLAC, Inc.	18,500	879
First American Corp.	10,000	426
HCC Insurance Holdings, Inc.	20,200	677

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Protective Life Corp.	8,000	403
Safeco Corp.	2,000	104
W. R. Berkley Corp.	45,300	1,695
		4,184
Materials 5.8%		
Crown Holdings, Inc. *	112,500	1,803
Freeport-McMoran Copper & Gold, Inc., Class B	36,000	2,325
Nucor Corp.	12,200	1,328
		5,456
Media 0.4%		
McGraw-Hill Cos., Inc.	7,500	**418**
Pharmaceuticals & Biotechnology 8.0%		
Applied Biosystems Group - Applera Corp.	68,500	1,976
Barr Pharmaceuticals, Inc. *	9,400	569
Gilead Sciences, Inc. *	39,500	2,271
King Pharmaceuticals, Inc. *	35,600	619
Merck & Co., Inc.	23,000	792
Pfizer, Inc.	53,100	1,345
		7,572
Retailing 3.2%		
American Eagle Outfitters, Inc.	17,500	567
Claire's Stores, Inc.	4,000	141
eBay, Inc. *	15,000	516
J.C. Penney Co., Inc.	18,900	1,237
Nordstrom, Inc.	4,000	154
Office Depot, Inc. *	10,500	426
		3,041
Semiconductors & Semiconductor Equipment 7.6%		
Analog Devices, Inc.	5,600	212
Applied Materials, Inc.	112,700	2,023
Broadcom Corp., Class A *	27,750	1,141
Lam Research Corp. *	18,000	880
National Semiconductor Corp.	36,000	1,079
Texas Instruments, Inc.	53,500	1,857
		7,192
Software & Services 8.7%		
Amdocs Ltd. *	35,100	1,306
Autodesk, Inc. *	22,000	925
BMC Software, Inc. *	6,000	129
Cadence Design Systems, Inc. *	41,000	776
Global Payments, Inc.	57,200	2,713
Google, Inc., Class A *	1,700	710
McAfee, Inc. *	26,000	678
Red Hat, Inc. *	20,000	588
Symantec Corp. *	20,000	328
		8,153
Technology Hardware & Equipment 11.3%		
Apple Computer, Inc. *	5,100	359
Cisco Systems, Inc. *	8,500	178
Hewlett-Packard Co.	66,800	2,169
International Business Machines Corp.	57,600	4,743
Motorola, Inc.	52,500	1,121
QLogic Corp. *	12,800	266
Qualcomm, Inc.	34,400	1,766
		10,602
Telecommunication Services 0.4%		
Citizens Communications Co.	27,800	369
Qwest Communications International, Inc. *	4,900	33
		402
Utilities 1.9%		
Edison International	28,000	1,132
TXU Corp.	12,600	625
		1,757
Short-term Investment 0.5% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	477	**477**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $88,906, and the unrealized appreciation and depreciation were $6,738 and ($2,018), respectively, with a net unrealized appreciation of $4,720.

* Non-income producing security.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (cost $88,847)		$93,626
Receivables:		
Fund shares sold		892
Dividends		52
Receivable from investment adviser		2
Prepaid expenses	+	17
Total assets		**94,589**

Liabilities

Payables:		
Transfer agent and shareholder services fees		1
Trustee fees		1
Investment adviser and administrator fees		6
Fund shares redeemed		257
Accrued expenses	+	23
Total liabilities		**288**

Net Assets

Total assets		94,589
Total liabilities	-	288
Net assets		**$94,301**

Net Assets by Source

Capital received from investors	90,490
Distributions in excess of net investment income	(2)
Net realized capital losses	(966)
Net unrealized capital gains	4,779

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$50,266		4,776		$10.53*
Select Shares	$44,035		4,180		$10.53

* Due to rounding, Net assets divided by shares outstanding does not equal the net asset value per share.

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends		$443
Interest	+	13
Total Investment Income		**456**

Net Realized Gains and Losses

Net realized loss on investments	**(795)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**5,967**

Expenses

Investment adviser and administrator fees		339
Transfer agent and shareholder services fees		
Investor shares		46
Institutional shares		19
Trustees' fees		3
Custodian fees		5
Portfolio accounting fees		10
Professional fees		17
Registration fees		8
Shareholder reports	+	5
Total expenses		452
Expense reduction	–	24
Net expenses		**428**

Increase in Net Assets From Operations

Total investment income		456
Net expenses	–	428
Net investment income		**28**
Net realized losses		(795)
Net unrealized gains	+	5,967
Increase in net assets from operations		**$5,200**

Statements of

Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05–4/30/06	10/3/05*–10/31/05
Net investment income or loss	$28	($21)
Net realized losses	(795)	(171)
Net unrealized gains or losses	+ 5,967	(1,188)
Increase or decrease in net assets from operations	**5,200**	**(1,380)**

Distributions Paid

Dividends from net investment income		
Investor Shares	7	–
Select Shares	+ 23	–
Total dividends from net investment income	**$30**	**$–**

Transactions in Fund Shares

	11/1/05–4/30/06		10/3/05*–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	2,614	$27,344	2,636	$26,231
Select Shares	+ 1,557	16,178	3,385	33,718
Total shares sold	**4,171**	**$43,522**	**6,021**	**$59,949**
Shares Reinvested				
Investor Shares	1	$6	–	$–
Select Shares	+ 2	18	–	–
Total shares reinvested	**3**	**$24**	**–**	**$–**
Shares Redeemed				
Investor Shares	(455)	($4,767)	(20)	($188)
Select Shares	+ (764)	(8,029)	–	–
Total shares redeemed	(1,219)	($12,796)	(20)	($188)
Net transactions in fund shares	**2,955**	**$30,750**	**6,001**	**$59,761**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		10/3/05*–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	6,001	$58,381	–	$–
Total increase	+ 2,955	35,920	6,001	58,381
End of period	**8,956**	**$94,301**	**6,001**	**$58,381**
Distributions in excess of net investment income		**($2)**		**$–**

* Commencement of operations.

 See financial notes.

Schwab Small-Cap Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	7/1/03[1]– 10/31/03
Per-Share Data ($)				
Net asset value at beginning of period	15.72	14.13	11.81	10.00
Income or loss from investment operations:				
Net investment income or loss	(0.02)	0.01	(0.04)	(0.02)
Net realized and unrealized gains	2.40	3.12	2.58	1.83
Total income from investment operations	2.38	3.13	2.54	1.81
Less distributions:				
Dividends from net investment income	(0.00)[4]	–	–	–
Distributions from net realized gains	(0.43)	(1.54)	(0.22)	–
Total distributions	(0.43)	(1.54)	(0.22)	–
Net asset value at end of period	17.67	15.72	14.13	11.81
Total return (%)	15.39[2]	23.65	21.74	18.10[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	1.29[3]	1.28	1.30	1.30[3]
Gross operating expenses	1.29[3]	1.38	1.61	1.73[3]
Net investment income or loss	(0.34)[3]	0.11	(0.35)	(0.54)[3]
Portfolio turnover rate	42[2]	90	118	39[2]
Net assets, end of period ($ x 1,000,000)	357	170	37	26

[*] Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] Per share amount was less than $0.01.

Select Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	7/1/03[1]– 10/31/03
Per-share data ($)				
Net asset value at beginning of period	15.78	14.16	11.81	10.00
Income or loss from investment operations:				
Net investment income or loss	(0.01)	0.00[4]	(0.02)	(0.01)
Net realized and unrealized gains	2.41	3.16	2.59	1.82
Total income from investment operations	2.40	3.16	2.57	1.81
Less distributions:				
Dividends from net investment income	(0.01)	—	—	—
Distributions from net realized gains	(0.43)	(1.54)	(0.22)	—
Total distributions	(0.44)	(1.54)	(0.22)	—
Net asset value at end of period	17.74	15.78	14.16	11.81
Total return (%)	15.50[2]	23.83	22.00	18.10[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	1.12[3]	1.11	1.12	1.12[3]
Gross operating expenses	1.14[3]	1.23	1.46	1.58[3]
Net investment income or loss	(0.18)[3]	0.09	(0.16)	(0.36)[3]
Portfolio turnover rate	42[2]	90	118	39[2]
Net assets, end of period ($ x 1,000,000)	165	80	18	14

[*] Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] Per share amount was less than $0.01.

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by Industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
98.8% Common Stock	446,007	515,748
0.5% Short-term Investment	2,617	2,617
99.3% Total Investments	448,624	518,365
9.3% Collateral Invested for Securities on Loan	48,780	48,780
(8.6)% Other Assets and Liabilities, Net		(45,076)
100.0% Total Net Assets		522,069

Security	Number of Shares	Value ($ x 1,000)
Common Stock 98.8% of net assets		
Automobiles & Components 1.9%		
ArvinMeritor, Inc. (a)	309,600	5,149
TRW Automotive Holdings Corp. *	222,100	4,926
		10,075
Banks 1.9%		
Bancfirst Corp.	13,200	574
Bank of Hawaii Corp.	145,900	7,924
Capitol Bancorp Ltd.	10,500	436
Federal Agricultural Mortgage Corp., Class C	26,500	762
First Indiana Corp.	5,325	136
TierOne Corp.	5,700	194
		10,026
Capital Goods 11.3%		
A.O. Smith Corp. (a)	250,400	11,874
Columbus McKinnon Corp. *	191,400	5,124

Security	Number of Shares	Value ($ x 1,000)
Crane Co.	243,700	10,296
EMCOR Group, Inc. *	273,000	13,664
Teleflex, Inc.	22,900	1,494
Thomas & Betts Corp. *	197,000	11,219
Valmont Industries, Inc.	86,900	4,671
Vicor Corp.	22,600	466
		58,808
Commercial Services & Supplies 7.5%		
Administaff, Inc.	101,350	5,853
CBIZ, Inc. *	911,500	7,602
Consolidated Graphics, Inc. *	75,450	3,945
Heidrick & Struggles International, Inc. *	269,300	9,738
Labor Ready, Inc. *	22,700	600
Sitel Corp. *	70,300	311
Spherion Corp. *	852,800	9,023
Steelcase Inc., Class A	45,100	844
TeleTech Holdings, Inc. *	27,700	356
The Standard Register Co.	66,700	910
		39,182
Consumer Durables & Apparel 3.2%		
Furniture Brands International, Inc. (a)	352,100	8,098
Steven Madden Ltd. *	163,400	8,700
		16,798
Consumer Services 3.8%		
Education Management Corp. *	292,600	12,424
IHOP Corp.	114,700	5,497
Jack in the Box, Inc. *	48,000	2,006
		19,927
Diversified Financials 3.2%		
Investment Technology Group, Inc. (a)*	219,600	11,637
Piper Jaffray Cos. Inc. *	68,200	4,767
		16,404
Energy 4.2%		
Helmerich & Payne, Inc.	61,500	4,474
Parker Drilling Co. *	330,400	2,775

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Veritas DGC, Inc. *	306,600	14,692
		21,941
Food & Staples Retailing 0.1%		
Performance Food Group Co. *	13,800	**424**
Food, Beverage & Tobacco 0.8%		
Vector Group Ltd. (a)	237,119	**4,268**
Health Care Equipment & Services 6.4%		
Haemonetics Corp. *	240,600	13,113
IDEXX Laboratories, Inc. *	25,200	2,097
MedCath Corp. (a)*	83,600	1,264
Molina Healthcare, Inc. *	92,300	3,018
Sierra Health Services, Inc. (a)*	322,500	12,645
Thoratec Corp. *	21,500	387
TriZetto Group, Inc. *	39,440	620
		33,144
Insurance 8.2%		
Alleghany Corp. *	12,954	3,705
American Financial Group, Inc.	132,200	5,854
American Physicians Capital, Inc. *	37,600	1,817
CNA Surety Corp. *	22,600	407
Delphi Financial Group, Inc., Class A	36,350	1,904
FBL Financial Group, Inc., Class A	47,000	1,582
Great American Financial Resources, Inc.	17,700	378
Harleysville Group, Inc.	55,000	1,650
Landamerica Financial Group, Inc.	41,400	2,872
Nationwide Financial Services, Inc., Class A (a)	89,200	3,914
Ohio Casualty Corp.	23,700	703
Philadelphia Consolidated Holding Corp. *	65,400	2,167
Protective Life Corp.	28,700	1,446
Safety Insurance Group, Inc.	177,000	8,193
Selective Insurance Group, Inc.	5,900	328

Security	Number of Shares	Value ($ x 1,000)
StanCorp Financial Group, Inc.	21,800	1,076
State Auto Financial Corp.	37,700	1,326
Zenith National Insurance Corp.	78,150	3,448
		42,770
Materials 10.1%		
Crown Holdings, Inc. *	429,300	6,882
FMC Corp.	14,900	947
Greif, Inc., Class A	206,000	13,345
H.B. Fuller Co.	219,000	11,454
Olin Corp.	357,500	7,346
Olympic Steel, Inc.	51,500	1,623
Pioneer Cos. Inc. *	7,900	253
Quanex Corp.	74,850	3,200
Silgan Holdings, Inc.	200,800	7,797
		52,847
Media 0.9%		
Playboy Enterprises, Inc., Class B *	160,700	2,120
World Wrestling Entertainment, Inc.	161,200	2,795
		4,915
Pharmaceuticals & Biotechnology 2.7%		
Kendle International, Inc. *	129,300	4,855
PAREXEL International Corp. *	291,300	8,596
Varian, Inc. *	17,700	766
		14,217
Real Estate 0.1%		
Essex Property Trust, Inc.	1,500	164
Kilroy Realty Corp.	2,000	142
New Century Financial Corp.	3,000	154
Shurgard Storage Centers, Inc., Class A	3,200	201
		661
Retailing 6.1%		
Dillards, Inc., Class A	118,200	3,083
Payless Shoesource, Inc. *	338,100	7,766
Select Comfort Corp. (a)*	116,100	4,639

Security	Number of Shares	Value ($ x 1,000)
Shoe Carnival, Inc. *	95,400	2,674
The Buckle, Inc.	2,000	86
The Cato Corp., Class A	73,050	1,653
The Men's Wearhouse, Inc.	334,900	11,869
		31,770
Semiconductors & Semiconductor Equipment 4.6%		
Agere Systems, Inc. *	22,340	351
Asyst Technologies, Inc. *	260,000	2,642
Axcelis Technologies, Inc. *	407,600	2,401
Cirrus Logic, Inc. *	205,100	1,938
Cymer, Inc. *	83,800	4,332
LSI Logic Corp. *	201,400	2,145
Mattson Technology, Inc. *	136,100	1,564
Micrel, Inc. *	16,200	208
MKS Instruments, Inc. *	134,500	3,210
ON Semiconductor Corp. *	303,100	2,173
Triquint Semiconductor, Inc. *	443,400	2,408
Zoran Corp. *	19,900	546
		23,918
Software & Services 7.3%		
Advent Software, Inc. *	51,900	1,827
Aspen Technology, Inc. *	53,800	692
Embarcadero Technologies, Inc. *	41,300	252
Forrester Research, Inc. *	105,700	2,590
Global Payments, Inc.	152,000	7,209
Hyperion Solutions Corp. *	28,900	885
infoUSA, Inc. *	34,500	385
JDA Software Group, Inc. *	164,600	2,248
Lightbridge, Inc. *	187,100	2,380
Magma Design Automation, Inc. *	13,000	99
Progress Software Corp. *	10,691	295
SonicWALL, Inc. *	177,500	1,507
SPSS, Inc. *	47,000	1,638
Sybase, Inc. *	4,700	102
Sykes Enterprises, Inc. *	519,200	8,406
Synopsys, Inc. *	185,500	4,049
Tyler Technologies, Inc. *	32,300	356
VeriFone Holdings, Inc. *(a)**	99,800	3,090
		38,010

Security	Number of Shares	Value ($ x 1,000)
Technology Hardware & Equipment 8.9%		
Advanced Digital Information Corp. *	503,300	4,273
Agilysys, Inc.	100,000	1,448
AVX Corp. *(a)*	150,100	2,672
Brocade Communications Systems, Inc. *	409,100	2,520
Coherent, Inc. *	175,400	6,491
CommScope, Inc. *	13,700	453
Emulex Corp. *	80,700	1,465
Imation Corp.	149,200	6,266
Park Electrochemical Corp.	106,400	3,295
Photon Dynamics, Inc. *	89,400	1,703
Planar Systems, Inc. *(a)**	249,500	4,062
Rofin-Sinar Technologies, Inc. *	19,100	1,072
Staktek Holdings, Inc. *	475,700	3,097
Stratex Networks, Inc. *	75,400	476
Tech Data Corp. *	198,000	7,270
		46,563
Telecommunication Services 0.6%		
North Pittsburgh Systems, Inc.	10,700	243
Talk America Holdings, Inc. *(a)**	160,600	1,463
Time Warner Telecom, Inc., Class A *	80,800	1,355
		3,061
Transportation 1.9%		
AMR Corp. *(a)**	111,700	2,752
Continental Airlines, Inc., Class B *(a)**	105,600	2,750
Hub Group, Inc., Class A *	44,300	2,178
Landstar Systems, Inc.	20,400	867
Mesa Air Group, Inc. *	150,000	1,580
		10,127
Utilities 3.1%		
Allete, Inc.	339,800	**15,892**

See financial notes.

Portfolio Holdings (Unaudited) continued

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-term Investment 0.5% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	2,617	**2,617**

End of Investments.

Security	Number of Shares	
Collateral Invested for Securities on Loan 9.3% of net assets		
State Street Navigator Security Lending Prime Portfolio	48,780	**48,780**

End of collateral invested for securities on loan.

At April 30, 2006 the tax basis cost of the fund's investments was $448,753, and the unrealized appreciation and depreciation were $76,626 and ($7,014), respectively, with a net unrealized appreciation of $69,612.

* Non-income producing security.
(a) All or a portion of this security is on loan.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $47,334 (cost $448,624)	$518,365
Collateral invested for securities on loan	48,780
Receivables:	
Fund shares sold	3,398
Dividends	140
Investments sold	717
Interest	1
Securities on loan	5
Prepaid expenses	+ 71
Total assets	**571,477**

Liabilities

Collateral invested for securities on loan	48,780
Payables:	
Transfer agent and shareholder services fees	9
Trustees' fees	1
Investment adviser and administrator fees	42
Fund shares redeemed	524
Accrued expenses	+ 52
Total liabilities	**49,408**

Net Assets

Total assets	571,477
Total liabilities	- 49,408
Net assets	**$522,069**

Net Assets by Source

Capital received from investors	448,801
Distributions in excess of net investment income	(548)
Net realized capital gains	4,075
Net unrealized capital gains	69,741

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$357,385		20,228		$17.67
Select Shares	$164,684		9,283		$17.74

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Dividends		$1,617
Interest		103
Securities on loan	+	64
Total Investment Income		**1,784**
Net Realized Gains and Losses		
Net realized gains on investments		3,860
Net realized gains on futures contracts	+	103
Net realized gains		**3,963**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		49,089
Net unrealized gains on futures contracts	+	111
Net unrealized gains		**49,200**
Expenses		
Investment adviser and administrator fees		1,838
Transfer agent and shareholder service fees:		
Investor Shares		321
Trustees' fees		58
Trustees' fees		4
Custodian fees		12
Portfolio accounting fees		22
Professional fees		17
Registration fees		62
Shareholder reports		13
Other expenses	+	1
Total expenses		2,348
Expense reduction	-	16
Net expenses		**2,332**
Increase in Net Assets From Operations		
Total investment income		1,784
Net expenses	-	2,332
Net investment loss		**(548)**
Net realized gains		3,963
Net unrealized gains	+	49,200
Increase in net assets from operations		**$52,615**

 See financial notes.

Schwab Small-Cap Equity Fund

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05–4/30/06	11/1/04–10/31/05
Net investment income or loss	($548)	$135
Net realized gains	3,963	8,242
Net unrealized gains	+ 49,200	13,859
Increase in net assets from operations	**52,615**	**22,236**

Distributions Paid

Dividends from net investment income

Investor Shares	27	—
Select Shares	+ 108	—
Total dividends from net investment income	**135**	**—**

Distributions from net realized gains

Investor Shares	5,522	4,802
Select Shares	+ 2,565	2,252
Total distributions from net realized gains	**8,087**	**7,054**
Total distributions	**$8,222**	**$7,054**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	10,813	$180,876	9,837	$146,160
Select Shares	+ 4,859	81,484	4,714	71,745
Total shares sold	**15,672**	**$262,360**	**14,551**	**$217,905**
Shares Reinvested				
Investor Shares	308	$4,978	313	$4,324
Select Shares	+ 142	2,297	118	1,635
Total shares reinvested	**450**	**$7,275**	**431**	**$5,959**
Shares Redeemed				
Investor Shares	(1,735)	($29,139)	(1,902)	($27,944)
Select Shares	+ (799)	(13,418)	(1,055)	(15,623)
Total shares redeemed	**(2,534)**	**($42,557)**	**(2,957)**	**($43,567)**
Net transactions in fund shares	**13,588**	**$227,078**	**12,025**	**$180,297**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	15,923	$250,598	3,898	$55,119
Total increase	+ 13,588	271,471	12,025	195,479
End of period	**29,511**	**$522,069**	**15,923**	**$250,598**

Distributions in excess of net investment income/ Net investment income not yet distributed	**($548)**	**$135**

See financial notes. 73

Schwab Hedged Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	3/1/05[1]–10/31/05
Per-Share Data ($)		
Net asset value at beginning of period	14.45	13.51
Income from investment operations:		
Net investment income	0.03	0.03
Net realized and unrealized gains	0.56	0.91
Total income from investment operations	0.59	0.94
Less distributions:		
Distributions from net investment income	(0.04)	–
Distributions from net realized gains	(0.26)	–
Total distributions	(0.30)	–
Net asset value at end of period	14.74	14.45
Total return (%)	4.10[2]	6.96[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses (including dividend expense on short sales)	2.02[3]	2.32[3]
Net operating expenses (excluding dividend expense on short sales)	1.98[3,4]	2.05[3,4]
Gross operating expenses	2.02[3]	2.35[3]
Net investment income	0.25[3]	0.56[3]
Portfolio turnover rate	47[2]	87[2]
Net assets, end of period ($ x 1,000,000)	103	33

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 2.00% and 1.95% for the periods ended 10/31/05 and 4/30/06, respectively, if interest expense had not been included.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	9/3/02[1]–10/31/02
Per-Share Data ($)					
Net asset value at beginning of period	14.46	13.01	11.53	9.84	10.00
Income or loss from investment operations:					
Net investment income or loss	0.02	0.04	(0.09)	(0.09)	(0.01)
Net realized and unrealized gains or losses	0.58	2.05	1.57	1.78	(0.15)
Total income or loss from investment operations	0.60	2.09	1.48	1.69	(0.16)
Less distributions:					
Distributions from net investment income	(0.05)	—	—	—	—
Distributions from net realized gains	(0.26)	(0.64)	—	—	—
Total distributions	(0.31)	(0.64)	—	—	—
Net asset value at end of period	14.75	14.46	13.01	11.53	9.84
Total return (%)	4.14[2]	16.52	12.84	17.17	(1.60)[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses (including dividend expense on short sales)	1.84[3]	2.26	2.43	2.37	2.39[3]
Net operating expenses (excluding dividend expense on short sales)	1.78[3,4]	1.92[4]	2.10[4]	2.00	2.00[3]
Gross operating expenses	1.89[3]	2.39	2.71	2.77	3.33[3]
Net investment income or loss	0.47[3]	0.55	(0.86)	(0.90)	(0.79)[3]
Portfolio turnover rate	47[2]	87	99	114	68[2]
Net assets, end of period ($ x 1,000,000)	565	229	68	44	32

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 2.00%, 1.82% and 1.75% for the periods ended 10/31/04, 10/31/05 and 4/30/06, respectively, if interest expense had not been included.

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by Industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost/Proceeds ($ x 1,000)	Value ($ x 1,000)
100.4% Common Stock	608,374	670,222
0.1% Other Investment Companies	992	992
100.5% Total Investments	609,366	671,214
(34.8)% Short Sales	(212,011)	(232,487)
34.3% Other Assets and Liabilities, Net		228,946
100.0% Total Net Assets		667,673

Security	Number of Shares	Value ($ x 1,000)
Common Stock 100.4% of net assets		
Automobiles & Components 0.3%		
TRW Automotive Holdings Corp. *	81,500	**1,808**
Banks 2.5%		
Bank of Hawaii Corp. (a)	22,600	1,228
Comerica, Inc. (a)	10,500	597
KeyCorp. (a)	381,500	14,581
		16,406
Capital Goods 9.2%		
A.O. Smith Corp. (a)	120,200	5,700
EMCOR Group, Inc. *	17,900	896
Emerson Electric Co.	3,100	263
General Dynamics Corp.	30,800	2,021
Lockheed Martin Corp. (a)	204,900	15,552
Raytheon Co. (a)	446,600	19,771
The Boeing Co. (a)	12,900	1,077
Thomas & Betts Corp. (a)*	281,300	16,020
		61,300

Security	Number of Shares	Value ($ x 1,000)
Commercial Services & Supplies 0.5%		
Administaff, Inc. (a)	56,700	**3,274**
Consumer Durables & Apparel 4.4%		
Harman International Industries, Inc. (a)	62,800	5,526
Newell Rubbermaid, Inc. (a)	862,400	23,647
		29,173
Diversified Financials 2.1%		
American Express Co.	5,600	301
AmeriCredit Corp. (a)*	86,800	2,628
Ameriprise Financial, Inc.	1,120	55
Franklin Resources, Inc.	5,300	494
Investment Technology Group, Inc. (a)*	142,900	7,572
Mellon Financial Corp.	70,200	2,642
		13,692
Energy 5.9%		
Devon Energy Corp.	63,100	3,793
Exxon Mobil Corp. (a)	361,800	22,822
Pride International, Inc. (a)*	156,400	5,457
Veritas DGC, Inc. *	154,700	7,413
		39,485
Food, Beverage & Tobacco 6.7%		
Archer-Daniels-Midland Co. (a)	631,600	22,952
General Mills, Inc. (a)	167,200	8,250
Sara Lee Corp. (a)	410,700	7,339
The Coca-Cola Co. (a)	124,100	5,207
Vector Group Ltd.	59,750	1,076
		44,824
Health Care Equipment & Services 12.4%		
Aetna, Inc.	51,500	1,983
AmerisourceBergen Corp. (a)	465,100	20,069
Becton Dickinson & Co.	294,700	18,578
Cardinal Health, Inc.	5,000	337
CIGNA Corp. (a)	76,200	8,153
Express Scripts, Inc. (a)*	111,100	8,681
Haemonetics Corp. *	16,300	888
McKesson Corp. (a)	371,500	18,051
Sierra Health Services, Inc. *	17,800	698

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ × 1,000)
WellPoint, Inc. *(a)**	76,445	5,428
		82,866
Insurance 14.7%		
AFLAC, Inc.	24,700	1,174
American Financial Group, Inc. *(a)*	52,500	2,325
AON Corp. *(a)*	537,900	22,543
CNA Financial Corp. *	8,500	273
FBL Financial Group, Inc., Class A	7,710	259
Genworth Financial, Inc., Class A	6,100	203
Hanover Insurance Group, Inc.	7,900	418
Harleysville Group, Inc.	15,200	456
Loews Corp.	210,000	22,291
Metlife, Inc.	19,500	1,016
Nationwide Financial Services, Inc., Class A *(a)*	105,800	4,643
Philadelphia Consolidated Holding Corp. *	5,100	169
Principal Financial Group, Inc. *(a)*	447,900	22,982
Protective Life Corp.	62,000	3,125
Prudential Financial, Inc. *(a)*	33,000	2,578
Safeco Corp.	1,700	88
StanCorp Financial Group, Inc.	65,300	3,222
State Auto Financial Corp. *(a)*	35,300	1,242
The Chubb Corp.	14,200	732
W. R. Berkley Corp. *(a)*	221,513	8,289
		98,028
Materials 8.5%		
Crown Holdings, Inc. *	95,400	1,529
Greif, Inc., Class A	93,100	6,031
H.B. Fuller Co.	60,000	3,138
Martin Marietta Materials, Inc. *(a)*	16,500	1,752
Nucor Corp. *(a)*	142,600	15,518
Pactiv Corp. *(a)**	324,000	7,886
Rohm & Haas Co. *(a)*	188,400	9,533
Silgan Holdings, Inc. *(a)*	50,300	1,953
Steel Dynamics, Inc.	155,100	9,684
		57,024

Security	Number of Shares	Value ($ × 1,000)
Media 0.7%		
DreamWorks Animation SKG, Inc., Class A *(a)**	125,700	3,407
World Wrestling Entertainment, Inc. *(a)*	56,300	976
		4,383
Pharmaceuticals & Biotechnology 5.7%		
Applied Biosystems Group - Applera Corp. *(a)*	767,500	22,135
King Pharmaceuticals, Inc. *(a)**	798,500	13,886
Merck & Co., Inc.	60,300	2,075
		38,096
Retailing 6.5%		
Claire's Stores, Inc. *(a)*	517,400	18,223
Dollar Tree Stores, Inc. *	35,800	933
J.C. Penney Co., Inc.	57,900	3,790
Payless Shoesource, Inc. *(a)**	804,400	18,477
The Men's Wearhouse, Inc.	46,500	1,648
		43,071
Semiconductors & Semiconductor Equipment 2.7%		
Agere Systems, Inc. *	16,570	260
Broadcom Corp., Class A *(a)**	68,700	2,824
LSI Logic Corp. *(a)**	128,500	1,369
National Semiconductor Corp. *(a)*	199,400	5,978
ON Semiconductor Corp. *	75,200	539
Texas Instruments, Inc. *(a)*	204,400	7,095
		18,065
Software & Services 7.7%		
BEA Systems, Inc. *	24,000	318
BMC Software, Inc. *(a)**	37,400	806
Cadence Design Systems, Inc. *(a)**	335,700	6,355
Ceridian Corp. *(a)**	205,200	4,972
CheckFree Corp. *	19,800	1,067
Computer Sciences Corp. *	9,100	533
Electronic Data Systems Corp.	19,400	525
Global Payments, Inc. *(a)*	268,400	12,730

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
McAfee, Inc. *(a)**	244,100	6,368
Sybase, Inc. *(a)**	31,500	686
Symantec Corp. *	12,700	208
Synopsys, Inc. *(a)**	620,100	13,537
VeriFone Holdings, Inc. *	114,100	3,532
		51,637
Technology Hardware & Equipment 5.3%		
Agilent Technologies, Inc. *	33,100	1,272
AVX Corp.	46,400	826
Brocade Communications Systems, Inc. *	146,100	900
Harris Corp. *(a)*	88,400	4,117
Hewlett-Packard Co. *(a)*	333,100	10,816
Imation Corp. *(a)*	111,000	4,662
Motorola, Inc. *(a)*	320,200	6,836
NCR Corp. *	19,400	764
Tech Data Corp. *(a)**	146,000	5,361
		35,554
Telecommunication Services 0.0%		
Qwest Communications International, Inc. *(a)**	44,600	**299**
Transportation 1.6%		
Continental Airlines, Inc., Class B *(a)**	288,200	7,505
FedEx Corp.	12,000	1,381
Laidlaw International, Inc.	43,500	1,077
Norfolk Southern Corp.	18,400	994
		10,957
Utilities 3.0%		
Allegheny Energy, Inc. *(a)**	54,600	1,945
Edison International	78,600	3,176
FirstEnergy Corp. *(a)*	203,900	10,340
TXU Corp.	97,100	4,819
		20,280
Other Investment Companies 0.1% of net assets		
State Street Navigator Security Lending Prime Portfolio	992	**992**

End of Investments.

At 4/30/06 the tax basis cost of the fund's investments was $609,431 and the unrealized appreciation and depreciation were $68,127 and ($6,344), respectively, with a net unrealized appreciation of $61,783.

* Non-income producing security.
(a) All or a portion of this security is held as collateral for short sales.

Security	Number of Shares	Value ($ x 1,000)
Short Sales 34.8% of net assets		
Automobiles & Components 0.0%		
American Axle & Manufacturing Holdings, Inc.	8,500	**150**
Banks 0.2%		
Commercial Capital Bancorp, Inc.	78,300	**1,227**
Capital Goods 4.2%		
Briggs & Stratton Corp.	67,000	2,261
Bucyrus International, Inc., Class A	210,450	10,924
Energy Conversion Devices, Inc. *	292,200	14,613
		27,798
Consumer Durables & Apparel 1.5%		
Fossil, Inc. *	15,800	257
Hovnanian Enterprises, Inc., Class A *	145,400	5,782
Quiksilver, Inc. *	308,700	4,220
		10,259
Consumer Services 1.2%		
OSI Restaurant Partners, Inc.	58,100	2,481
Red Robin Gourmet Burgers, Inc. *	15,300	688
Wynn Resorts, Ltd. *	67,700	5,152
		8,321

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Energy 5.2%		
Alpha Natural Resources, Inc. *	564,300	14,169
ATP Oil & Gas Corp. *	150,700	6,863
Delta Petroleum Corp. *	299,900	6,007
James River Coal Co. *	29,800	1,047
Quicksilver Resources, Inc. *	72,700	3,013
Syntroleum Corp. *	91,400	688
Whiting Petroleum Corp. *	66,100	2,793
		34,580
Food & Staples Retailing 2.1%		
United Natural Foods, Inc. *	348,022	11,126
Wal-Mart Stores, Inc.	64,500	2,905
		14,031
Food, Beverage & Tobacco 0.6%		
Hansen Natural Corp. *	25,700	3,327
Sanderson Farms, Inc.	15,900	422
		3,749
Health Care Equipment & Services 1.8%		
Centene Corp. *	13,300	342
Conor Medsystems, Inc. *	151,700	4,096
The Cooper Cos., Inc.	141,600	7,762
		12,200
Insurance 0.2%		
American Equity Investment Life Holding Co.	110,900	**1,504**
Materials 3.2%		
Coeur d'Alene Mines Corp. *	1,499,800	10,469
The Mosaic Co. *	724,900	10,873
		21,342
Media 0.4%		
XM Satellite Radio Holdings, Inc., Class A *	115,400	**2,333**
Pharmaceuticals & Biotechnology 5.3%		
Abraxis Bioscience, Inc. *	220,900	6,901
Amylin Pharmaceuticals, Inc. *	143,600	6,254

Security	Number of Shares	Value ($ x 1,000)
Encysive Pharmaceuticals, Inc. *	142,800	610
Martek Biosciences Corp. *	27,784	825
MGI Pharma, Inc. *	378,021	7,062
Momenta Pharmaceuticals, Inc. *	4,400	74
Par Pharmaceutical Cos, Inc. *	351,900	9,061
Perrigo Co.	120,000	1,915
The Medicines Co. *	154,200	2,964
		35,666
Real Estate 0.4%		
The St. Joe Co.	41,200	**2,314**
Retailing 4.0%		
Cabela's, Inc., Class A *	5,800	118
GameStop Corp., Class A *	233,300	11,012
GSI Commerce, Inc. *	494,200	8,643
Pier 1 Imports, Inc.	197,700	2,386
Tuesday Morning Corp.	7,800	148
Urban Outfitters, Inc. *	195,900	4,545
		26,852
Software & Services 3.0%		
Jack Henry & Associates, Inc.	43,600	979
Sapient Corp. *	636,800	4,986
Take-Two Interactive Software, Inc. *	747,600	12,747
Wright Express Corp. *	37,000	1,139
		19,851
Transportation 1.2%		
Werner Enterprises, Inc.	433,600	**8,316**
Utilities 0.3%		
Reliant Energy, Inc. *	46,600	529
WPS Resources Corp.	29,300	1,465
		1,994

End of Short Sale Positions.

* Non-income producing security.

Statement of

Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (cost $609,366)		$671,214
Deposits with broker for short sales		224,991
Receivables:		
Fund shares sold		3,689
Dividends		411
Investments sold short		590
Investments sold		5,223
Interest		27
Prepaid expenses	+	94
Total assets		**906,239**

Liabilities

Securities sold short, at value (cost $212,011)		232,487
Payables:		
Investments bought		5,182
Transfer agent and shareholder service fees		3
Investment adviser and administrator fees		91
Dividends on short sales		19
Fund shares redeemed		781
Accrued expenses	+	3
Total liabilities		**238,566**

Net Assets

Total assets		906,239
Total liabilities	-	238,566
Net assets		**$667,673**

Net Assets by Source

Capital received from investors	635,779
Net investment income not yet distributed	393
Net realized capital losses	(9,871)
Net unrealized capital gains	41,372

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$102,677		6,966		$14.74
Select Shares	$564,996		38,302		$14.75

 See financial notes.

Schwab Hedged Equity Fund

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends	$3,247
Interest	+ 2,862
Total Investment Income	**6,109**

Net Realized Gains and Losses

Net realized gains on investments	6,277
Net realized losses on short sales	(16,420)
Net realized gains on futures contracts	+ 336
Net realized losses	**(9,807)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	47,109
Net unrealized losses on short sales	+ (24,096)
Net unrealized gains	**23,013**

Expenses

Investment adviser and administrator fees	4,382
Transfer agent and shareholder service fees:	
Investor Shares	92
Select Shares	225
Trustees' fees	4
Custodian fees	20
Portfolio accounting fees	23
Professional fees	21
Registration fees	64
Shareholder reports	6
Interest expense	60
Other expenses	+ 3
Total expenses before short sales	4,900
Dividends on short sales	172
Expense reduction	- 124
Net expenses	**4,948**

Increase in Net Assets From Operations

Total investment income	6,109
Net expenses	- 4,948
Net investment income	**1,161**
Net realized losses	(9,807)
Net unrealized gains	+ 23,013
Increase in net assets from operations	**$14,367**

Statement of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05–4/30/06	11/1/04–10/31/05
Net investment income	$1,161	$743
Net realized gains or losses	(9,807)	7,920
Net unrealized gains	+ 23,013	9,230
Increase in net assets from operations	**14,367**	**17,893**

Distributions Paid

	11/1/05–4/30/06	11/1/04–10/31/05
Dividends from net investment income		
Investor Shares	185	–
Select Shares	+ 1,326	–
Total dividends from net investment income	**1,511**	**–**
Distributions from net realized gains		
Investor Shares	1,058	–
Select Shares	+ 6,700	3,789
Total distributions from net realized gains	**7,758**	–
Total distributions	**$9,269**	**$3,789**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	6,064	$89,562	2,530	$35,429
Select Shares	27,987	413,129	11,743	163,791
Total shares sold	**34,051**	**$502,691**	**14,273**	**$199,220**
Shares Reinvested				
Investor Shares	75	$1,100	–	$-
Select Shares	474	6,957	255	3,389
Total shares reinvested	**549**	**$8,057**	**255**	**$3,389**
Shares Redeemed				
Investor Shares	(1,489)	($21,986)	(214)	($3,027)
Select Shares	(5,987)	(88,536)	(1,421)	(19,628)
Total shares redeemed	**(7,476)**	**($110,522)**	**(1,635)**	**($22,655)**
Net transactions in fund shares	**27,124**	**$400,226**	**12,893**	**$179,954**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	18,144	$262,349	5,251	$68,291
Total increase	+ 27,124	405,324	12,893	194,058
End of period	**45,268**	**$667,673**	**18,144**	**$262,349**
Net investment income not yet distributed		**$393**		**$743**

 See financial notes.

Schwab Financial Services Fund™

Financial Statements

Financial Highlights

	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	14.42	13.12	11.77	9.44	9.75	11.86
Income or loss from investment operations:						
Net investment income	0.14	0.12	0.08	0.11	0.12	0.09
Net realized and unrealized gains or losses	1.69	2.21	1.37	2.37	(0.28)	(1.76)
Total income or loss from investment operations	1.83	2.33	1.45	2.48	(0.16)	(1.67)
Less distributions:						
Dividends from net investment income	(0.11)	(0.09)	(0.10)	(0.15)	(0.09)	(0.06)
Distributions from net realized gains	(0.64)	(0.94)	–	–	(0.06)	(0.38)
Total distributions	(0.75)	(1.03)	(0.10)	(0.15)	(0.15)	(0.44)
Net asset value at end of period	15.50	14.42	13.12	11.77	9.44	9.75
Total return (%)	13.03[2]	18.62	12.39	26.68	(1.78)	(14.51)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.98[3]	1.07	1.05	1.04[1]	0.89	0.89
Gross operating expenses	0.98[3]	1.15	1.25	1.49	1.32	1.23
Net investment income	1.15[3]	1.01	0.62	1.05	1.20	0.75
Portfolio turnover rate	28[2]	74	85	181	131	151
Net assets, end of period ($ x 1,000,000)	72	29	20	18	17	21

* Unaudited.

[1] The ratio of net operating expenses would have been 1.03% if interest expense had not been included.

[2] Not Annualized.

[3] Annualized.

See financial notes. 83

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by Industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
98.0% Common Stock	62,043	70,493
0.8% Short-Term Investment	587	587
98.8% Total Investments	62,630	71,080
1.2% Other Assets and Liabilities, Net		847
100.0% Total Net Assets		71,927

Security	Number of Shares	Value ($ x 1,000)
Common Stock 98.0% of net assets		
Banks 25.8%		
1st Source Corp.	7,300	202
Bank of Hawaii Corp.	58,200	3,161
Capitol Bancorp Ltd.	7,900	328
Comerica, Inc.	38,000	2,161
Commerce Bancshares, Inc.	34,060	1,780
KeyCorp	93,900	3,589
PNC Financial Services Group, Inc.	48,700	3,480
UnionBanCal Corp.	3,400	238
Wachovia Corp.	15,700	940
Whitney Holding Corp.	34,700	1,234
Wilmington Trust Corp.	32,400	1,435
		18,548
Diversified Financials 38.2%		
American Express Co.	30,100	1,620
AmeriCredit Corp. *	31,800	963

Security	Number of Shares	Value ($ x 1,000)
Ameriprise Financial, Inc.	4,940	242
Bank of America Corp.	15,500	774
Capital One Financial Corp.	34,700	3,006
E*TRADE Financial Corp. *	38,600	960
Franklin Resources, Inc.	29,100	2,710
Investment Technology Group, Inc. *	33,500	1,775
JPMorgan Chase & Co.	74,000	3,358
Mellon Financial Corp.	76,000	2,860
Merrill Lynch & Co., Inc.	39,100	2,982
Moody's Corp.	21,500	1,333
Northern Trust Corp.	43,000	2,532
State Street Corp.	34,400	2,247
The Bank of New York Co., Inc.	2,900	102
		27,464
Insurance 32.9%		
AFLAC, Inc.	18,500	879
American Financial Group, Inc.	14,500	642
American Physicians Capital, Inc. *	5,500	266
AON Corp.	14,400	603
Assurant, Inc.	17,100	824
Chubb Corp.	47,400	2,443
CNA Financial Corp. *	9,400	302
Hartford Financial Services Group, Inc.	6,000	552
HCC Insurance Holdings, Inc.	9,100	305
Loews Corp.	27,900	2,962
Metlife, Inc.	68,400	3,564
Nationwide Financial Services, Inc., Class A	41,000	1,799
Principal Financial Group, Inc.	64,700	3,320
Protective Life Corp.	13,900	700
Prudential Financial, Inc.	37,400	2,922
SAFECO Corp.	10,600	550
StanCorp Financial Group, Inc.	3,800	187
The Allstate Corp.	2,100	119
W. R. Berkley Corp.	19,125	716
		23,655

Security	Number of Shares	Value ($ x 1,000)
Real Estate 1.1%		
CB Richard Ellis Group, Inc., Class A *	9,400	**826**

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-term Investment 0.8% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	587	**587**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $62,635, and the unrealized appreciation and depreciation were $8,576 and ($131), respectively, with a net unrealized appreciation of $8,445.

*   Non-income producing security.

Schwab Financial Services Fund

Statement of

Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (cost $62,630)		$71,080
Receivables:		
Fund shares sold		812
Dividends		53
Prepaid expenses	+	22
Total assets		**71,967**

Liabilities

Payables:		
Transfer agent and shareholder services fees		2
Investment adviser and administrator fees		3
Fund shares redeemed		19
Accrued expenses	+	16
Total liabilities		**40**

Net Assets

Total assets		71,967
Total liabilities	-	40
Net assets		**$71,927**

Net Assets by Source

Capital received from investors	62,344
Net investment income not yet distributed	178
Net realized capital gains	955
Net unrealized capital gains	8,450

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$71,927		$4,641		15.50

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends		$481
Interest	+	18
Total investment income		**499**

Net Realized Gains and Losses

Net realized gains on investments	**961**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**4,434**

Expenses

Investment adviser and administrator fees		127
Transfer agent and shareholder service fees:		59
Trustees' fees		3
Custodian fees		2
Portfolio accounting fees		11
Professional fees		13
Registration fees		12
Shareholder reports	+	2
Total expenses		**229**

Increase in Net Assets From Operations

Total investment income		499
Total expenses	-	229
Net investment income		**270**
Net realized gains		961
Net unrealized gains	+	4,434
Increase in net assets from operations		**$5,665**

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05–4/30/06	11/1/04–10/31/05
Net investment income	$270	$224
Net realized gains	961	1,583
Net unrealized gains	+ 4,434	1,980
Increase in net assets from operations	**5,665**	**3,787**

Distributions Paid

	11/1/05–4/30/06	11/1/04–10/31/05
Dividends from net investment income	264	139
Distribution from net realized gains	+ 1,581	1,403
Total dividends and distributions paid	**$1,845**	**$1,542**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold	2,915	$43,382	885	$11,993
Shares Reinvested	114	1,645	103	1,356
Shares Redeemed	+ (372)	(5,527)	(495)	(6,547)
Net transactions in fund shares	**2,657**	**$39,500**	**493**	**$6,802**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	1,984	$28,607	1,491	$19,560
Total increase or decrease	+ 2,657	43,320	493	9,047
End of period	**4,641**	**$71,927**	**1,984**	**$28,607**
Net investment income not yet distributed		**$178**		**$172**

Schwab Health Care Fund™

Financial Statements

Financial Highlights

	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	14.03	10.78	8.43	7.12	9.00	10.27
Income or loss from investment operations:						
Net investment income or loss	(0.01)	(0.02)	(0.06)	0.01	0.03	0.00[1]
Net realized and unrealized gains or losses	0.37	3.27	2.41	1.33	(1.90)	(1.10)
Total income or loss from investment operations	0.36	3.25	2.35	1.34	(1.87)	(1.10)
Less distributions:						
Dividends from net investment income	–	–	–	(0.03)	(0.01)	(0.00)[1]
Distributions from net realized gains	–	–	–	–	–	(0.17)
Total distributions	–	–	–	(0.03)	(0.01)	(0.17)
Net asset value at end of period	14.39	14.03	10.78	8.43	7.12	9.00
Total return (%)	2.57[2]	30.15	27.88	18.96	(20.84)	(10.94)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.84[3]	0.89	1.04	1.04	0.89	0.89
Gross operating expenses	0.84[3]	0.89	1.07	1.34	1.18	1.17
Net investment income or loss	(0.12)[3]	(0.28)	(0.73)	0.13	0.25	0.06
Portfolio turnover rate	43[2]	42	105	200	99	92
Net assets, end of period ($ x 1,000,000)	593	397	54	25	21	32

* Unaudited.
[1] Per share amount was less than $0.01.
[2] Not Annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by Industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.6%	Common Stock	563,843	590,451
—%	Rights	—	—
99.6%	Total Investments	563,843	590,451
2.3%	Collateral Invested for Securities on Loan	13,657	13,657
(1.9)%	Other Assets and Liabilities, Net		(11,453)
100.0%	Total Net Assets		592,655

Security	Number of Shares	Value ($ x 1,000)
Common Stock 99.6% of net assets		
Health Care Equipment & Services 59.3%		
Aetna, Inc.	520,300	20,032
AmerisourceBergen Corp.	553,800	23,896
Baxter International, Inc.	301,400	11,363
Becton Dickinson & Co.	416,600	26,262
C.R. Bard, Inc.	100,000	7,446
Cardinal Health, Inc.	309,300	20,831
Caremark Rx, Inc.	29,000	1,321
Cerner Corp. (a)*	208,000	8,247
CIGNA Corp.	202,500	21,668
Cutera, Inc. *	65,200	1,716
Dade Behring Holdings, Inc.	525,600	20,498
Datascope Corp.	10,000	386
Dentsply International, Inc.	122,400	7,304
Express Scripts, Inc. *	294,000	22,973
Haemonetics Corp. *	223,300	12,170

Security	Number of Shares	Value ($ x 1,000)
Health Net, Inc. *	394,800	16,068
IDEXX Laboratories, Inc. *	85,100	7,081
IMS Health, Inc.	466,800	12,688
Kinetic Concepts, Inc. *	21,600	943
Lincare Holdings, Inc. *	280,000	11,068
McKesson Corp.	498,200	24,208
MedCath Corp. (a)*	20,100	304
Medco Health Solutions, Inc. *	371,200	19,759
Medical Action Industries, Inc. *	25,000	598
Molina Healthcare, Inc. *	36,500	1,194
Sierra Health Services, Inc. (a)*	630,500	24,722
TriZetto Group, Inc. *	100,000	1,572
UnitedHealth Group, Inc.	25,000	1,244
WellPoint, Inc. *	338,600	24,040
		351,602
Pharmaceuticals & Biotechnology 40.3%		
Accelrys, Inc. *	159,500	1,123
Allergan, Inc.	64,000	6,574
Alpharma, Inc., Class A	664,300	17,438
Applied Biosystems Group - Applera Corp.	953,800	27,508
Barr Pharmaceuticals, Inc. *	319,600	19,352
Biogen Idec, Inc. *	388,300	17,415
Bruker BioSciences Corp. *	30,000	176
Endo Pharmaceutical Holdings, Inc. *	256,200	8,057
Gilead Sciences, Inc. *	391,600	22,517
Kendle International, Inc. *	208,700	7,837
King Pharmaceuticals, Inc. *	1,474,200	25,636
Merck & Co., Inc.	721,100	24,820
PAREXEL International Corp. *	39,300	1,160
PerkinElmer, Inc.	913,400	19,583
Pfizer, Inc.	1,006,600	25,497
Stratagene Corp. *	12,000	132
Varian, Inc. *	10,000	433
Watson Pharmaceuticals, Inc. *	477,900	13,591
		238,849

Security	Number of Shares	Value ($ x 1,000)
Rights 0.0% of net assets		
Pharmaceuticals & Biotechnology 0.0%		
OSI Pharmaceuticals, Inc.	458	—

End of Investments.

Collateral Invested for Securities on Loan 2.3% of net assets		
State Street Navigator Security Lending Prime Portfolio	13,657	**13,657**

End of collateral invested for securities on loan.

At April 30, 2006 the tax basis cost of the fund's investments was $564,374, and the unrealized appreciation and depreciation were $39,400 and ($13,323), respectively, with a net unrealized appreciation of $26,077.

* Non-income producing security.
(a) All or a portion of this security is on loan.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $13,363 (cost $563,843)		$590,451
Collateral invested for securities on loan		13,657
Receivables:		
Fund shares sold		2,545
Dividends		93
Investments sold		4,044
Prepaid expenses	+	56
Total assets		**610,846**

Liabilities

Collateral invested for securities on loan		13,657
Bank overdraft		1,215
Payables:		
Transfer agent and shareholder services fees		12
Investment adviser and administrator fees		25
Fund shares redeemed		3,203
Accrued expenses	+	79
Total liabilities		**18,191**

Net Assets

Total assets		610,846
Total liabilities	-	18,191
Net assets		**$592,655**

Net Assets by Source

Capital received from investors	554,737
Net investment loss	(316)
Net realized capital gains	11,626
Net unrealized capital gains	26,608

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$592,655		41,182		14.39

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Dividends		$1,858
Interest		94
Lending of securities	+	29
Total Investment Income		**1,981**
Net Realized Gains and Losses		
Net realized gains on investments		**16,020**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		**(13,568)**
Expenses		
Investment adviser and administrator fees		1,459
Transfer agent and shareholder service fees		679
Trustees' fees		4
Custodian fees		10
Portfolio accounting fees		24
Professional fees		14
Registration fees		80
Shareholder reports		25
Other expenses	+	2
Total expenses		**2,297**
Increase in Net Assets From Operations		
Total investment income		1,981
Total expenses	-	2,297
Net investment loss		**(316)**
Net realized gains		16,020
Net unrealized losses	+	(13,568)
Increase in net assets from operations		**$2,136**

See financial notes.

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		11/1/05–4/30/06	11/1/04–10/31/05
Net investment loss		($316)	($536)
Net realized gains		16,020	317
Net unrealized gains or losses	+	(13,568)	33,870
Increase in net assets from operations		**2,136**	**33,651**

Transactions in Fund Shares

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold		19,391	$289,925	25,580	$339,672
Shares redeemed	+	(6,495)	(96,262)	(2,299)	(30,399)
Net transactions in fund shares		**12,896**	**$193,663**	**23,281**	**$309,273**

Shares Outstanding and Net Assets

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		28,286	$396,856	5,005	$53,932
Total increase	+	12,896	195,799	23,281	342,924
End of period		**41,182**	**$592,655**	**28,286**	**$396,856**
Net investment loss			**($316)**		**$–**

 See financial notes.

Schwab Technology Fund™

Financial Statements

Financial Highlights

	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	4.88	4.42	4.32	2.90	3.86	8.52
Income or loss from investment operations:						
Net investment loss	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)	(0.03)
Net realized and unrealized gains or losses	0.52	0.47	0.14	1.44	(0.94)	(4.63)
Total income or loss from investment operations	0.51	0.46	0.10	1.42	(0.96)	(4.66)
Net asset value at end of period	5.39	4.88	4.42	4.32	2.90	3.86
Total return (%)	10.45[2]	10.41	2.31	48.97	(24.87)	(54.69)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.92[3]	0.97	1.02[1]	1.04	0.89	0.89
Gross operating expenses	0.92[3]	0.97	1.02	1.25	1.15	1.16
Net investment loss	(0.44)[3]	(0.23)	(0.78)	(0.65)	(0.57)	(0.65)
Portfolio turnover rate	37[2]	89	109	165	117	120
Net assets, end of period ($ x 1,000,000)	80	53	49	43	26	39

[*] Unaudited.
[1] The ratio of net operating expenses would have been 1.01% if interest expense had not been included.
[2] Not Annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by Industry classification and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
99.6% Common Stock	69,687	79,893
0.4% Short-Term Investment	338	338
100.0% Total Investments	70,025	80,231
4.2% Collateral Invested for Securities on Loan	3,392	3,392
(4.2)% Other Assets and Liabilities, Net		(3,352)
100.0% Total Net Assets		80,271

Security	Number of Shares	Value ($ x 1,000)

Common Stock 99.6% of net assets

Semiconductors & Semiconductor Equipment 23.1%

Security	Number of Shares	Value ($ x 1,000)
Advanced Micro Devices, Inc. (a)*	34,700	1,123
Anadigics, Inc. *	69,400	621
Analog Devices, Inc.	24,100	914
Applied Materials, Inc.	143,300	2,572
Axcelis Technologies, Inc. *	8,100	48
Broadcom Corp., Class A *	7,050	290
Cymer, Inc. *	20,100	1,039
Fairchild Semiconductor International, Inc. *	29,100	601
Lam Research Corp. *	29,300	1,432
LSI Logic Corp. *	91,200	971
MKS Instruments, Inc. *	10,000	239
National Semiconductor Corp.	105,600	3,166

Security	Number of Shares	Value ($ x 1,000)
Novellus Systems, Inc. *	11,500	284
ON Semiconductor Corp. *	129,800	931
Texas Instruments, Inc.	124,000	4,304
		18,535

Software & Services 36.2%

Security	Number of Shares	Value ($ x 1,000)
Actuate Corp. *	192,500	810
Amdocs Ltd. *	32,300	1,202
Autodesk, Inc. *	31,600	1,328
BEA Systems, Inc. *	53,300	706
BMC Software, Inc. *	62,400	1,344
Cadence Design Systems, Inc. *	110,400	2,090
Ceridian Corp. *	61,900	1,500
CheckFree Corp. *	33,100	1,783
Citrix Systems, Inc. *	28,800	1,150
Computer Sciences Corp. *	60,400	3,536
Electronic Data Systems Corp.	121,900	3,301
Embarcadero Technologies, Inc. *	56,500	344
Global Payments, Inc.	60,700	2,879
Hyperion Solutions Corp. *	25,400	778
Indus International, Inc. *	47,600	155
infoUSA, Inc. *	12,500	140
Intuit, Inc. *	4,200	228
Lightbridge, Inc. *	80,300	1,021
McAfee, Inc. *	22,900	597
Red Hat, Inc. *	9,500	279
SonicWALL, Inc. *	38,700	329
Sybase, Inc. *	48,900	1,065
Sykes Enterprises, Inc. *	15,000	243
Symantec Corp. *	23,400	383
Synopsys, Inc. *	71,600	1,563
VeriFone Holdings, Inc. *	10,000	310
		29,064

Technology Hardware & Equipment 40.3%

Security	Number of Shares	Value ($ x 1,000)
Adaptec, Inc. *	20,000	111
Advanced Digital Information Corp. *	125,600	1,066
Agilent Technologies, Inc. *	28,400	1,091
AVX Corp. (a)	130,300	2,319

Security	Number of Shares	Value ($ x 1,000)
Brocade Communications Systems, Inc. *	95,000	585
Cisco Systems, Inc. *	75,000	1,571
Coherent, Inc. *	7,500	278
CommScope, Inc. *	10,000	331
Electronics for Imaging, Inc. *	4,300	118
Harris Corp.	50,400	2,347
Hewlett-Packard Co.	137,900	4,478
Imation Corp.	49,500	2,079
International Business Machines Corp.	54,800	4,512
Molex, Inc.	22,000	817
Motorola, Inc.	171,900	3,670
NCR Corp. *	46,200	1,820
Park Electrochemical Corp.	5,500	170
Photon Dynamics, Inc. *	10,000	191
Planar Systems, Inc. *	5,000	81
QLogic Corp. *	34,900	726
Qualcomm, Inc.	12,800	657
Rofin-Sinar Technologies, Inc. *	8,900	499
Staktek Holdings, Inc. *	27,100	177
Tech Data Corp. *	70,800	2,600
		32,294

* Non-income producing security.
(a) All or a portion of this security is on loan.

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-term Investment 0.4% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	338	**338**

End of Investments.

Collateral Invested for Securities on Loan 4.2% of net assets		
State Street Navigator Security Lending Prime Portfolio	3,392	**3,392**

At 04/30/06 the tax basis cost of the fund's investments was $70,031, and the unrealized appreciation and depreciation were $11,549 and ($1,349), respectively, with a net unrealized appreciation of $10,200.

Statement of
Assets and liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $3,392 (cost $70,025)		$80,231
Collateral invested for securities on loan		3,392
Cash		3
Receivables:		
Fund shares sold		236
Dividends		4
Prepaid expenses	+	13
Total assets		**83,879**

Liabilities

Collateral invested for securities on loan		3,392
Payables:		
Fund shares redeemed		47
Investments bought		143
Investment adviser and administrator fees		4
Transfer agent and shareholder services fees		2
Accrued expenses	+	20
Total liabilities		**3,608**

Net Assets

Total assets		83,879
Total liabilities	-	3,608
Net assets		**$80,271**

Net Assets by Source

Capital received from investors	106,251
Net investment loss	(154)
Net realized capital losses	(36,032)
Net unrealized capital gains	10,206

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$80,271		14,894		$5.39

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends	$153
Interest	12
Securities on loan	+ 1
Total Investment Income	**166**

Net Realized Gains and Losses

Net realized gains on investments sold	**2,845**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**3,363**

Expenses

Investment adviser and administrator fees	187
Transfer agent and shareholder service fees	90
Trustees' fees	3
Portfolio accounting fees	15
Professional fees	13
Registration fees	11
Other expenses	+ 1
Total expenses	**320**

Increase in Net Assets From Operations

Total investment income	166
Total expenses	- 320
Net investment income	**(154)**
Net realized gains	2,845
Net unrealized gains	+ 3,363
Increase in net assets from operations	**$6,054**

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05–4/30/06	11/1/04–10/31/05
Net investment loss	($154)	($111)
Net realized gains	2,845	2,354
Net unrealized gains	+ 3,363	2,534
Increase in net assets from operations	**$6,054**	**$4,777**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	5,832	$30,756	3,726	$17,658
Shares redeemed	+ (1,861)	(9,803)	(3,904)	(18,286)
Net transactions in fund shares	**3,971**	**$20,953**	**(178)**	**($628)**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	10,923	$53,264	11,101	$49,115
Total increase or decrease	+ 3,971	27,007	(178)	4,149
End of period	**14,894**	**$80,271**	**10,923**	**$53,264**
Net investment loss		**($154)**		**$—**

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds discussed in this report, which are highlighted:

Schwab Capital Trust (organized May 7, 1993)	Schwab S&P 500 Index Fund
Schwab Premier Equity Fund®	Schwab Institutional Select® S&P 500 Fund
Schwab Core Equity Fund™	Schwab Small-Cap Index Fund®
Schwab Dividend Equity Fund™	Schwab Total Stock Market Index Fund®
Schwab Large-Cap Growth Fund™	Schwab International Index Fund®
Schwab Small-Cap Equity Fund™	Schwab MartketTrack All Equity Portfolio™
Schwab Hedged Equity Fund™	Schwab MarketTrack Growth Portfolio™
Schwab Financial Services Fund™	Schwab MarketTrack Balanced Portfolio™
Schwab Health Care Fund™	Schwab MarketTrack Conservative Portfolio™
Schwab Technology Fund™	Laudus U.S. MarketMasters Fund™
	Laudus Small-Cap MarketMasters Fund™
	Laudus International MarketMasters Fund™
	Schwab Viewpoints Fund™
	Schwab Target 2010 Fund
	Schwab Target 2020 Fund
	Schwab Target 2030 Fund
	Schwab Target 2040 Fund
	Schwab Retirement Income Fund

Schwab Premier Equity Fund, Schwab Dividend Equity Fund, Schwab Large-Cap Growth Fund, Schwab Small-Cap Equity Fund and Schwab Hedged Equity Fund offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Core Equity Fund, Schwab Financial Services Fund, Schwab Health Care Fund and Schwab Technology Fund each offer one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The Schwab Premier Equity Fund and the Schwab Large-Cap Growth Fund commenced operations on March 21, 2005 and October 3, 2005, respectively. The Schwab Hedged Equity Fund started offering Investor Shares on March 1, 2005 and the fund shares in existence prior to March 1, 2005 were designated as Select Shares.

2. Significant Accounting Policies:

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

(a) Security Valuation:

The Funds value the securities in their portfolios every business day. The Funds use the following policies to value various types of securities:

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no quoted value is available or when a significant event has occurred between the time of the security's last close and the time the fund calculates net asset value:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

- **Mutual funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act.

(b) Portfolio Investments:

Futures Contract: The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

Forward Currency Contract: The Funds may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards" as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counter-parties to the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

Short Sale: Schwab Hedged Equity Fund may sell securities short (sell securities it does not own). When it does so, the fund also places assets worth at least 100% of the value of the short securities into a segregated account, as collateral. If the market value of the short securities subsequently falls, the fund can realize a gain by closing the position. However, if the value rises, the fund typically would have to add to its collateral or close out its short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

Securities Lending: The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term invest-ments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter. If the value of the collateral falls below 100%, it will be adjusted the following day.

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and liability are of equal value and effec-tively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

For the period ended April 30, 2006, purchases and sales of securities were as follows:

	Purchases	Sales/Maturities
Premier Equity Fund	$1,034,450	$446,391
Core Equity Fund	396,581	174,482
Dividend Equity Fund	258,440	276,188
Large-Cap Growth Fund	56,667	26,736
Small-Cap Equity Fund	374,077	157,727
Hedged Equity Fund	588,356	246,408
Financial Services Fund	50,328	13,346
Health Care Fund	429,790	228,193
Technology Fund	46,039	25,292

(d) Income, Expenses and Distributions:

Income from interest and the accretion of discount is recorded as it accrues. Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds pay dividends from net investment income and make distributions from net realized capital gains once a year, except for Dividend Equity Fund, which makes income distributions quarterly.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

(e) Early Redemption Fees:

The funds may impose a short-term redemption fee on any fund shares that are redeemed or exchanged by a shareholder within a specified number of days of the purchase date. The funds charge 2.00% redemption fees on shares held less than 30 days. Such amounts are net of the redemption fee proceeds on the Statement of Changes in Net Assets. The redemption fees charged during the current and prior fiscal years were:

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

	Current Period	Prior Period
Premier Equity Fund		
Investor Shares	$22	$25
Select Shares	21	28
Core Equity Fund	22	17
Dividend Equity Fund		
Investor Shares	4	15
Select Shares	3	19
Large-Cap Growth Fund		
Investor Shares	1	3
Select Shares	1	—
Small-Cap Equity Fund		
Investor Shares	10	14
Select Shares	8	16
Hedged Equity Fund		
Investor Shares	24	3
Select Shares	6	40
Financial Services Fund	3	7
Health Care Fund	16	121
Technology Fund	2	10

(f) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

Fund	Amount Outstanding at 4/30/06 ($ x 1000)	Average Borrowing* ($ x 1000)	Weighted Average Interest Rate*(%)
Premier Equity Fund	—	530	4.33
Core Equity Fund	—	1,068	4.24
Dividend Equity Fund	—	831	4.79
Large-Cap Equity Fund	—	132	4.99
Small-Cap Equity Fund	—	524	4.86
Hedged Equity Fund	5,936	3,407	4.54
Health Care Fund	1,215	1,561	5.09
Technology Fund	—	129	4.74

* Based on the number of days for which the borrowing is outstanding.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

(g) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(h) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the

funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

3. Affiliates and Affiliated Transactions:

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to each fund, the investment adviser is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

Average daily net assets	Premier Equity Fund	Core Equity Fund	Dividend Equity Fund	Large-Cap Growth Fund	Small-Cap Equity Fund	Hedged Equity Fund
First $500 million	0.91%	0.54%	0.775%	0.87%	0.975%	1.675%
Over $500 million	0.885%	0.49%	0.77%	0.85%	0.93%	1.65%
Over $1 billion	0.86%	n/a	0.76%	0.83%	0.91%	1.63%
Over $2 billion	n/a	n/a	n/a	0.81%	n/a	n/a

Average daily net assets	Financial Services Fund	Health Care Fund	Technology Fund
First $500 million	0.54%	0.54%	0.54%
Over $500 million	0.515%	0.52%	0.515%
Over $1 billion	0.49%	0.49%	0.49%
Over $2 billion	n/a	n/a	n/a

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions (continued)

	Transfer Agent Fees	Shareholder Service Fees
Investor Shares	0.05%	0.20%
Select Shares*	0.05%	0.05%

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with certain funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through February 27, 2007, as follows:

	Premier Equity Fund	Core Equity Fund	Dividend Equity Fund	Large-Cap Growth Fund	Small-Cap Equity Fund	Hedged Equity Fund
Investor Shares	1.30%	0.75%	1.10%	1.20%	1.30%	2.00%**
Select Shares*	1.15%	n/a	0.95%	0.99%	1.12%	1.77%**

	Financial Services Fund	Health Care Fund	Technology Fund
Investor Shares	1.10%	1.0%	1.10%
Select Shares*	n/a	n/a	n/a

* Select Shares are only offered by Premier Equity Fund, Dividend Equity Fund, Large-Cap Growth Fund, Small-Cap Equity Fund, and Hedged Equity Fund.

** Excluded dividend and interest paid on securities sold short.

The Schwab Target Funds invest portions of their portfolios in certain Schwab Active Equity Funds. The table below reflects the percentage of each Active Equity Fund's shares owned by the Target Funds as of April 30, 2006.

	Premier Equity Fund	Core Equity Fund	Dividend Equity Fund	Large-Cap Growth Fund	Small-Cap Equity Fund	Hedged Equity Fund
Schwab Target Funds:						
Target 2010	—	1.2%	0.3%	—	0.6%	—
Target 2020	—	1.7%	0.4%	—	1.0%	—
Target 2030	—	1.2%	0.3%	—	0.7%	—
Target 2040	—	0.7%	0.2%	—	0.4%	—
Retirement Income	—	—	0.4%	—	—	—

	Financial Services Fund	Health Care Fund	Technology Fund
Schwab Target Funds:			
Target 2010	—	—	—
Target 2020	—	—	—
Target 2030	—	—	—
Target 2040	—	—	—
Retirement Income	—	—	—

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions (continued)

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. As of April 30, 2006, each fund's total security transactions with other Schwab Funds were as follows:

Premier Equity Fund	$—
Core Equity Fund	—
Dividend Equity Fund	—
Large-Cap Growth Fund	—
Small-Cap Equity Fund	75
Hedged Equity Fund	—
Financial Services Fund	—
Health Care Fund	—
Technology Fund	—

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

4. Federal Income Taxes:

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

4. Federal Income Taxes (continued)

As of October 31, 2005, the components of distributable earnings on a tax basis were as follows:

	Premier Equity Fund	Core Equity Fund	Dividend Equity Fund	Large-Cap Growth Fund	Small-Cap Equity Fund	Hedged Equity Fund
Undistributed ordinary income	$2,233	$2,244	$1,911	—	$1,708	$1,428
Undistributed long-term capital gains	—	—	$13,306	—	$6,515	$7,073
Unrealized appreciation/ depreciation	$39,438	$57,992	$71,185	($1,201)	$20,652	$14,674

	Financial Services Fund	Health Care Fund	Technology Fund
Undistributed ordinary income	$525	—	—
Undistributed long-term capital gains	$1,227	—	—
Unrealized appreciation/ depreciation	$4,011	$40,036	$6,837

As of October 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expire	Premier Equity Fund	Core Equity Fund	Dividend Equity Fund	Large-Cap Growth Fund	Small-Cap Equity Fund	Hedged Equity Fund
2009	—	—	—	—	—	—
2010	—	—	—	—	—	—
2011	—	$3,857	$3,172	—	—	—
2012	—	—		—	—	—
2013	$546	—	2,009	158	—	—

Expire	Financial Services Fund	Health Care Fund	Technology Fund
2009	—	—	$14,027
2010	—	$617	18,148
2011	—	$3,637	$6,696
2012	—	—	—
2013	—	—	—

109

4. Federal Income Taxes (continued)

The tax-basis components of distributions for the fiscal years ended October 31, 2005 were:

	Premier Equity Fund	Core Equity Fund	Dividend Equity Fund	Large-Cap Growth Fund	Small-Cap Equity Fund	Hedged Equity Fund
From ordinary income	—	$3,112	$26,230	—	$4,863	—
From long-term capital gains	—	—	708	—	2,191	$3,789
From return of capital	—	—	—	—	—	—

	Financial Services Fund	Health Care Fund	Technology Fund
Current period distributions			
From ordinary income	—	—	—
From long-term capital gains	—	—	—
From return of capital	—	—	—
Prior period distributions			
From ordinary income	$139	—	—
From long-term capital gains	1,403	—	—
From return of capital	—	—	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of October 31, 2005, the funds made the following reclassifications:

	Premier Equity Fund	Core Equity Fund	Dividend Fund	Large-Cap Fund	Small-Cap Fund	Hedged Equity Fund
Capital shares	—	—	—	($21)	—	—
Undistributed net investment income	—	—	—	$21	—	—
Net realized capital gains and losses	—	—	—	—	—	—

	Financial Services Fund	Health Care Fund	Technology Fund
Capital shares	—	($536)	($111)
Undistributed net investment income	—	$536	$111
Net realized capital gains and losses	—	—	—

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 57 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[2] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Redwood Trust, Inc. (mortgage finance). Board 3—Director, PMI Group, Inc. (mortgage insurance).

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[3] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Aphton Corp. (bio-pharmaceuticals). Board 3—Director, Mission West Properties (commercial real estate). Board 4—Director, TOUSA (home building). Board 5—Director, Stratex Networks (network equipment). Board 6—Director, Genitope Corp. (bio-pharmaceuticals). Board 7—Director & Non-Executive Chairman, Solectron Corp. (manufacturing). Board 8—Director, Ditech Communications Corp. (voice communications technology).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Board 1—Board of Cooper Industries (electrical products, tools and hardware). Board 2—Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

113

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Mutual Fund Division, UST Advisers, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Treasurer, Chief Financial Officer and Chief Accounting Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors
unless preceded or accompanied by a current prospectus.
© 2006 Charles Schwab & Co., Inc. All rights reserved.
Member SIPC
Printed on recycled paper.
MFR27230 – 03

Semiannual report dated April 30, 2006 enclosed.

Schwab MarketTrack Portfolios®

Schwab MarketTrack
All Equity Portfolio™

Schwab MarketTrack
Growth Portfolio™

Schwab MarketTrack
Balanced Portfolio™

Schwab MarketTrack
Conservative Portfolio™

You could have received this document *faster* via email.

Save paper. Sign up for electronic delivery
at **www.schwab.com/edelivery**.

charles SCHWAB

Schwab MarketTrack Portfolios®

Semiannual Report
April 30, 2006

Schwab MarketTrack
All Equity Portfolio™

Schwab MarketTrack
Growth Portfolio™

Schwab MarketTrack
Balanced Portfolio™

Schwab MarketTrack
Conservative Portfolio™

charles SCHWAB

Four portfolios that combine the power of indexing with the benefits of asset allocation.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients.

We believe that success comes from a disciplined investment strategy and a strict adherence to a process. That is why our Schwab Funds portfolio management team takes a long-term view and has delivered consistent results.

I take particular pride in the Schwab Funds®. Founded over 15 years ago, they have now grown to include more than 50 funds with over $145 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

In closing, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We strive every day to warrant the trust you have placed in us and our commitment to you will not change.

Thank you for investing with us.

Sincerely,

Charles Schwab

Past performance is no guarantee of future results.

Management's Discussion <small>for the six months ended April 30, 2006</small>



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am pleased to bring you the semiannual report for the Schwab MarketTrack Portfolios for the six-month period ended April 30, 2006. The Schwab MarketTrack Portfolios are part of our suite of asset allocation funds and provide the performance potential of indexing combined with the risk management of asset allocation.

Research has shown that asset allocation can be the most important factor in determining overall portfolio performance—more important than which securities you choose or when you decide to buy and sell them. Asset allocation funds, such as the Schwab MarketTrack Portfolios, offer investors a convenient way to manage their entire portfolio in one investment. Allocating your investments across management strategies or asset classes can help balance risk while seeking to provide competitive returns.

Here at Schwab, we continue to evaluate opportunities to expand our fund product offering, while providing strong results and good value to investors. I speak for all of Schwab Funds when I say we want Schwab to be the place where investors find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Past performance is no guarantee of future results.



Larry Mano, vice president and senior portfolio manager of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for the day-to-day management of the equity portions of the funds. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.



Matthew Hastings, CFA, a vice president and senior portfolio manager, has day-to-day co-management responsibility for the fixed income portions of the funds. He joined the firm in 1999 and has worked in fixed income and asset management since 1996.

The Investment Environment and the Funds

The markets remained in a steady growth mode over the past six months and ended the period with positive returns. During the report period, oil prices hit highs never seen before and the Federal Reserve (the Fed) continued to raise short-term interest rates to curb inflationary pressures, raising the rate four consecutive times in the six-month period and bringing the benchmark rate up to 4.75%. This was the 15th rate hike over the past two years and remains the longest span of increases since the 1970s.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel and domestic gasoline prices were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Despite recent weaknesses, domestic equity stocks remained near multi-year highs. Reasonable valuations, a solid earnings season, and expectations that the current monetary policy tightening will soon come to an end have helped to support equity prices. Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Additionally, with the unemployment rate at a healthy 4.7%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last six months, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth moderated in the fourth quarter of 2005, growth rebounded strongly in the first quarter of 2006 and economic fundamentals remained healthy as of the end of the report period.

Source of Sector Classification: S&P and MSCI.



Steven Hung, a director and portfolio manager of the investment adviser, has day-to-day co-management responsibility for the fixed income portions of the funds. He joined the firm in 1998 and has worked in fixed-income asset management since 1999.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 9.64% for the six-month period ending April 30, 2006 while the Russell 2000 Index also displayed a positive return of 18.91%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 22.89% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which returned 0.56% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 9.64% **S&P 500® Index:** measures U.S. large-cap stocks
- 18.91% **Russell 2000® Index:** measures U.S. small-cap stocks
- 22.89% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 0.56% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- 2.04% **Three-Month U.S. Treasury Bills (T-bills):** measures short-term U.S. Treasury obligations



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the six months ended 4/30/06, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

**Schwab MarketTrack
All Equity Portfolio™** **14.67%**
Benchmark **14.53%**

Performance Details . . . . *page 7*

**Schwab MarketTrack
Growth Portfolio™**
Investor Shares. **11.23%**
P Shares . . . . **0.49%**[1]
Benchmark **11.25%**

Performance Details . . . . . *page 9-10*

**Schwab MarketTrack
Balanced Portfolio™** **8.48%**
Benchmark **8.53%**

Performance Details . . . . *page 12*

**Schwab MarketTrack
Conservative Portfolio™**
Investor Shares. **5.76%**
P Shares . . . . **0.07%**[1]
Benchmark **5.85%**

Performance Details . . . . *page 14-15*

The Schwab MarketTrack Portfolios incorporate a mix of different asset classes. Accordingly, their returns over a given period will reflect a blend of the returns of those asset classes, and will depend on their relative weightings within each portfolio. By spreading their exposure over various asset classes, the MarketTrack Portfolios are designed to provide more stable returns while seeking to reduce risk over various market cycles.

The Schwab MarketTrack All Equity Portfolio was up 14.67% for the six-month period compared to a 14.53% return for its benchmark, the All Equity Composite Index. The portfolio invests in different segments of the stock market including large-cap, small-cap and international, so its performance reflects a blend of those segments' returns. Unlike the other MarketTrack Portfolios, this fund does not have a defined allocation to fixed income. For the six-month period, the fund's allocation to international and small-cap segments helped performance as those segments' performances, as measured by the MSCI EAFE and Russell 2000 Index, outperformed that of large-cap domestic equities, as measured by the S&P 500 Index.

The Schwab MarketTrack Growth Portfolio was up 11.23%, compared to an 11.25% return for its benchmark, the Growth Composite Index. The fund has an 80% target stock allocation that is divided among large-cap, small-cap and international stocks. The target allocation to international stocks helped to boost returns, as the international sector recorded the strongest returns over the six-month report period. The 20% allocation to fixed income is designed to reduce volatility and risk over the long term. In this report period, due to strong equity markets and increased interest in emerging markets, the fund benefited from its emphasis on equities.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the portfolios' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or on the redemption of portfolio shares. Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.
[1] Total return is for 4/6/06 – 4/30/06 (and is not annualized).

The Schwab MarketTrack Balanced Portfolio returned 8.48%, compared to an 8.53% return for its benchmark, the Balanced Composite Index. With a 60% target allocation to equities, the Balanced Portfolio's allocation is weighted toward stock investments, but also includes substantial bond investments in seeking to add income and reduce volatility. While the equity segments led performance for the report period, bonds also contributed positive returns, as tracked by the Lehman Brothers U.S. Aggregate Bond Index, which returned 0.56% for the six-month period.

The Schwab MarketTrack Conservative Portfolio was up 5.76% compared to a 5.85% return for its benchmark, the Conservative Composite Index. With a target allocation of 55% to bond investments, 40% to equities, and 5% to cash, this portfolio is designed to seek income with more growth potential than an all-bond portfolio. Although the bond markets did not see much of a rally this period, the portfolio benefited from its exposure to the various segments of the equity markets.

Schwab MarketTrack All Equity Portfolio™

Performance as of 4/30/06

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- **Portfolio** Ticker Symbol: SWEGX
- Benchmark: **All Equity Composite Index**
- Fund Category: **Morningstar Large-Cap Blend**



30%
20%
10%
0%
-10%
14.67%
14.53%
10.20%
23.54%
23.18%
16.91%
5.57%
5.99%
2.61%
4.81%[3]
5.03%[4]
3.67%[3]
6 Months
1 Year
5 Years

[3] **Since Inception: 5/19/98**
[4] **Since: 6/1/98**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and an additional index.

- $14,528 **Portfolio**
- $14,773 **All Equity Composite Index**
- $13,234 **S&P 500® Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
5/19/98
4/00
4/02
4/04
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The All Equity Composite Index is composed of Morningstar category averages and is calculated using the following portion allocations: 45% large-cap stocks, 25% small-cap stocks and 30% foreign stocks. Source: Morningstar, Inc.

Schwab MarketTrack All Equity Portfolio

Fund Facts as of 4/30/06

Style Assessment[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	4
Weighted Average Market Cap ($ x 1,000,000)	$61,949
Price/Earnings Ratio (P/E)	20.4
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	4%
Minimum Initial Investment[3] ($500 for retirement, education and custodial accounts)	$1,000

Top Holdings[4]

Security	% of Net Assets
❶ **Schwab Institutional Select® S&P 500 Fund**	44.2%
❷ **Schwab International Index Fund®,** Select Shares®	30.9%
❸ **Schwab Small-Cap Index Fund®,** Select Shares	24.9%
Total	**100.0%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.


44.2% Large-Cap Stocks
30.9% International Stocks
24.9% Small-Cap Stocks

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Growth Portfolio™

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio's Investor Shares with a benchmark and the portfolio's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWHGX
■ Benchmark: **Growth Composite Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	10 Years
Investor Shares	11.23%	18.04%	5.26%	7.95%
Growth Composite Index	11.25%	18.00%	5.67%	8.16%
Morningstar Large-Cap Blend	10.20%	16.91%	2.61%	7.94%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the portfolio's Investor Shares, compared with a similar investment in a benchmark and two additional indices.

■ $21,487 **Investor Shares**
■ $21,903 **Growth Composite Index**
■ $23,539 **S&P 500® Index**
□ $18,470 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Growth Portfolio

P Shares Performance as of 4/30/06

This chart compares performance of the portfolio's P Shares with a benchmark and the portfolio's Morningstar category.

■ Fund: **P Shares**   Ticker Symbol: SWPGX
■ Benchmark: **Growth Composite Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Since Inception: 4/6/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $100,000 Investment[2]

This graph shows performance over ten years of a hypothetical $100,000 investment (the minimum investment for this share class) in the portfolio's P Shares, compared with a similar investment in a benchmark and two additional indices

■ $ 100,490 **P Shares**
■ $ 100,516 **Growth Composite Index**
■ $ 100,029 **S&P 500® Index**
□ $ 99,646 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.
[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Growth Portfolio

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Value   Blend   Growth

Market Cap: Large, Medium, Small

Statistics

Number of Holdings	504
Weighted Average Market Cap ($ x 1,000,000)	$63,062
Price/Earnings Ratio (P/E)	20.5
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	5%
Minimum Initial Investment[3]	
Investor Shares	$1,000
($500 for retirement, education and custodial accounts)	
P Shares	$100,000

Top Holdings[4]

Security	% of Net Assets
❶ **Schwab Institutional Select® S&P 500 Fund**	23.5%
❷ **Schwab International Index Fund®,** Select Shares	21.0%
❸ **Schwab Small-Cap Index Fund®,** Select Shares	20.0%
❹ **Schwab Total Bond Market Fund™**	14.5%
❺ **Schwab Value Advantage Money Fund®,** Institutional Shares	4.6%
❻ **Exxon Mobil Corp.**	0.6%
❼ **General Electric Co.**	0.5%
❽ **Citigroup, Inc.**	0.4%
❾ **Bank of America Corp.**	0.3%
❿ **Microsoft Corp.**	0.3%
Total	**85.7%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 39.8% **Large-Cap Stocks**
- 20.0% **Small-Cap Stocks**
- 21.0% **International Stocks**
- 14.5% **Bonds**
- 4.7% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Balanced Portfolio™

Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- ■ **Portfolio** Ticker Symbol: SWBGX
- ■ Benchmark: **Balanced Composite Index**
- ■ Fund Category: **Morningstar Moderate Allocation**



	6 Months	1 Year	5 Years	10 Years
Portfolio	8.48%	13.48%	5.21%	7.48%
Benchmark	8.53%	13.51%	5.65%	7.83%
Fund Category	8.00%	12.92%	4.21%	7.38%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- ■ $20,564 **Portfolio**
- ■ $21,250 **Balanced Composite Index**
- ■ $23,539 **S&P 500® Index**
- □ $18,470 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Balanced Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 30% large-cap stocks, 15% small-caps stocks, 15% foreign stocks, 35% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Balanced Portfolio

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ Schwab Total Bond Market Fund™	34.6%
❷ Schwab International Index Fund®, Select Shares	15.8%
❸ Schwab Institutional Select® S&P 500 Fund	15.2%
❹ Schwab Small-Cap Index Fund®, Select Shares	15.0%
❺ Schwab Value Advantage Money Fund®, Institutional Shares	4.1%
❻ Exxon Mobil Corp.	0.5%
❼ Brown Brothers	0.5%
❽ General Electric Co.	0.5%
❾ Citigroup, Inc.	0.3%
❿ Bank of America Corp.	0.3%
Total	86.8%

Statistics

Number of Holdings	505
Portfolio Turnover Rate[2]	5%
Minimum Initial Investment[3]	$1,000
($500 for retirement, education and custodial accounts)	

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 34.6% **Bonds**
- 30.0% **Large-Cap Stocks**
- 15.8% **International Stocks**
- 15.0% **Small-Cap Stocks**
- 4.6% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
 Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab MarketTrack Conservative Portfolio™

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio's Investor Shares with a benchmark and the portfolio's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWCGX
■ Benchmark: **Conservative Composite Index**
■ Fund Category: **Morningstar Conservative Allocation**



	6 Months	1 Year	5 Years	10 Years
Investor Shares	5.76%	8.97%	5.05%	6.89%
Conservative Composite Index	5.85%	9.16%	5.54%	7.39%
Morningstar Conservative Allocation	4.83%	7.52%	4.28%	6.44%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the portfolio's Investor Shares, compared with a similar investment in a benchmark and two additional indices.

■ $19,468 **Investor Shares**
■ $20,405 **Conservative Composite Index**
■ $23,539 **S&P 500® Index**
□ $18,470 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Conservative Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 20% large-cap stocks, 10% small-cap stocks, 10% foreign stocks, 55% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Conservative Portfolio

P Shares Performance as of 4/30/06

This chart compares performance of the portfolio's P Shares with a benchmark and the portfolio's Morningstar category.

■ Fund: **P Shares** Ticker Symbol: SWCPX
■ Benchmark: **Conservative Composite Index**
■ Fund Category: **Morningstar Conservative Allocation**



0.07%   0.10%   0.10%

Since Inception: 4/6/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance over ten years of a hypothetical $100,000 investment (the minimum investment for this share class) in the portfolio's P Shares, compared with a similar investment in a benchmark and two additional indices

■ $100,070 **P Shares**
■ $100,098 **Conservative Composite Index**
■ $100,029 **S&P 500® Index**
□ $ 99,646 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.
[2] The Conservative Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 20% large-cap stocks, 10% small-cap stocks, 10% foreign stocks, 55% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Conservative Portfolio

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund**™	55.1%
❷ **Schwab S&P 500 Index Fund,** Select Shares	14.1%
❸ **Schwab International Index Fund**®, Select Shares	10.6%
❹ **Schwab Small-Cap Index Fund**®, Select Shares	10.2%
❺ **Schwab Value Advantage Money Fund**®, Institutional Shares	3.9%
❻ **Schwab Institutional Select**® **S&P 500 Fund**	0.6%
❼ **Exxon Mobil Corp.**	0.2%
❽ **General Electric Co.**	0.2%
❾ **Citigroup, Inc.**	0.1%
❿ **Bank of America Corp.**	0.1%
Total	**95.1%**

Statistics

Number of Holdings	506
Portfolio Turnover Rate[2]	5%
Minimum Initial Investment[3]	
Investor Shares	$1,000
($500 for retirement, education and custodial accounts)	
P Shares	$100,000

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 55.1% **Bonds**
- 20.2% **Large-Cap Stocks**
- 10.6% **International Stocks**
- 10.2% **Small-Cap Stocks**
- 3.9% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2005 and held through April 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period 11/1/05–4/30/06
Schwab MarketTrack All Equity Portfolio™				
Actual Return	0.50%	$1,000	$1,146.70	$2.66[2]
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51[2]
Schwab MarketTrack Growth Portfolio™				
Investor Shares				
Actual Return	0.50%	$1,000	$1,112.30	$2.62[2]
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51[2]
P Shares				
Actual Return	0.35%	$1,000	$1,000.00	$0.24[3]
Hypothetical 5% Return	0.35%	$1,000	$1,003.18	$0.24[3]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights; does not include expenses of underlying funds in which the portfolios invest.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

[3] Expenses for this share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 25 days of the period (from 4/6/06, commencement of operations through 4/30/06), and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period 11/1/05–4/30/06
Schwab MarketTrack Balanced Portfolio™				
Actual Return	0.50%	$1,000	$1,084.80	$2.58[2]
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51[2]
Schwab MarketTrack Conservative Portfolio™				
Investor Shares				
Actual Return	0.50%	$1,000	$1,057.60	$2.55[2]
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51[2]
P Shares				
Actual Return	0.35%	$1,000	$1,000.00	$0.24[3]
Hypothetical 5% Return	0.35%	$1,000	$1,003.18	$0.24[3]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights; does not include expenses of underlying funds in which the portfolios invest.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

[3] Expenses for this share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 25 days of the period (from 4/6/06, commencement of operations through 4/30/06), and divided by 365 days of the fiscal year.

Schwab MarketTrack All Equity Portfolio™

Financial Statements

Financial Highlights

	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	11.55	10.44	9.43	7.60	9.06	12.06
Income or loss from investment operations:						
Net investment income	0.16	0.12	0.08	0.09	0.05	0.22
Net realized and unrealized gains or losses	1.52	1.11	1.02	1.85	(1.32)	(2.99)
Total income or loss from investment operations	1.68	1.23	1.10	1.94	(1.27)	(2.77)
Less distributions:						
Dividends from net investment income	(0.13)	(0.12)	(0.09)	(0.09)	(0.05)	(0.22)
Distributions from net realized gains	–	–	–	(0.02)	(0.14)	(0.01)
Total distributions	(0.13)	(0.12)	(0.09)	(0.11)	(0.19)	(0.23)
Net asset value at end of period	13.10	11.55	10.44	9.43	7.60	9.06
Total return (%)	14.67[2]	11.81	11.75	25.77	(14.40)	(23.27)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[1]	0.50[3]	0.50	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.75[3]	0.75	0.76	0.76	0.77	0.77
Net investment income	2.31[3]	1.07	0.83	1.10	0.58	1.93
Portfolio turnover rate	4[2]	49	7	10	15	5
Net assets, end of period ($ x 1,000,000)	518	463	450	427	353	405

* Unaudited.

1 The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

2 Not annualized.

3 Annualized.

 See financial notes.

Portfolio Holdings as of April 30, 2006 unaudited

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
100.0%	Other Investment Companies	410,123	517,523
—%	Short-Term Investment	139	139
100.0%	Total Investments	410,262	517,662
0.0%	Other Assets and Liabilities, Net		(102)
100.0%	Total Net Assets		517,560

Security	Number of Shares	Value ($ x 1,000)
Other Investment Companies 100.0% of net assets		
Schwab Institutional Select S&P 500 Fund *(a)*	22,101,794	228,754
Schwab International Index Fund, Select Shares *(a)*	7,883,436	159,955
Schwab Small-Cap Index Fund, Select Shares *(a)*	4,998,604	128,814
		517,523

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.0% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	139	**139**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $423,288 and the unrealized appreciation and depreciation were $94,374 and ($0), respectively, with net unrealized appreciation of $94,374.

(a) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $410,123)	$517,523
Investments, at value (cost $139)	139
Receivables:	
Fund shares sold	728
Prepaid expenses	+ 16
Total assets	**518,406**

Liabilities

Bank overdraft	3
Payables:	
Investment adviser and administrator fees	8
Transfer agent and shareholder services fees	11
Trustee fees	1
Fund shares redeemed	744
Accrued expenses	+ 79
Total liabilities	**846**

Net Assets

Total assets	518,406
Total liabilities	- 846
Net assets	**$517,560**

Net Assets by Source

Capital received from investors	448,804
Distributions in excess of net investment income	(1,527)
Net realized capital losses	(37,117)
Net unrealized capital gains	107,400

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$517,560		39,517		$13.10

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$6,841
Interest	+	34
Total Investment Income		**6,875**

Net Realized Gains and Losses

Net realized gains on sales of affiliated underlying funds		186
Net realized gains received from affiliated underlying funds		749
Net realized gains on futures contracts	+	95
Net realized gains		**1,030**

Net Unrealized Gains and Losses

Net unrealized gains on affiliated underlying funds		**60,092**

Expenses

Investment adviser and administrator fees		1,075
Transfer agent and shareholder service fees		611
Trustees' fees		4
Custodian fees		13
Portfolio accounting fees		18
Professional fees		16
Registration fees		13
Shareholder reports		69
Other expenses	+	4
Total expenses		1,823
Expense reduction	-	601
Net expenses		**1,222**

Increase in Net Assets from Operations

Total investment income		6,875
Net expenses	-	1,222
Net investment income		**5,653**
Net realized gains		1,030
Net unrealized gains	+	60,092
Increase in net assets from operations		**$66,775**

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Operations

		11/1/05-4/30/06	11/1/04-10/31/05
Net investment income		$5,653	$5,041
Net realized gains or losses		1,030	(104)
Net unrealized gains	+	60,092	47,628
Increase in net assets from operations		**66,775**	**52,565**

Distributions Paid

Dividends from net investment income	**$5,267**	**$5,060**

Transactions in Fund Shares

		11/1/05-4/30/06		11/1/04-10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold		2,802	$34,891	5,741	$64,017
Shares reinvested		416	5,033	437	4,835
Shares redeemed	+	(3,765)	(46,752)	(9,253)	(103,675)
Net transactions in fund shares		**(547)**	**($6,828)**	**(3,075)**	**($34,823)**

Shares Outstanding and Net Assets

		11/1/05-4/30/06		11/1/04-10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		40,064	$462,880	43,139	$450,198
Total increase or decrease	+	(547)	$54,680	(3,075)	$12,682
End of period		**39,517**	**$517,560**	**40,064**	**$462,880**
Distributions in excess of net investment income			**($1,527)**		**($1,913)**

See financial notes. 23

Schwab MarketTrack Growth Portfolio™

Financial Statements

Financial Highlights

Investor Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	16.81	15.57	14.36	12.05	13.88	17.22
Income or loss from investment operations:						
Net investment income	0.26	0.27	0.21	0.18	0.19	0.41
Net realized and unrealized gains or losses	1.61	1.20	1.21	2.33	(1.62)	(3.22)
Total income or loss from investment operations	1.87	1.47	1.42	2.51	(1.43)	(2.81)
Less distributions:						
Dividends from net investment income	(0.28)	(0.23)	(0.21)	(0.20)	(0.24)	(0.44)
Distributions from net realized gains	–	–	–	–	(0.16)	(0.09)
Total distributions	(0.28)	(0.23)	(0.21)	(0.20)	(0.40)	(0.53)
Net asset value at end of period	18.40	16.81	15.57	14.36	12.05	13.88
Total return (%)	11.23[2]	9.48	9.94	21.18	(10.78)	(16.71)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[1]	0.50[3]	0.50	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.72[3]	0.72	0.73	0.74	0.75	0.74
Net investment income	2.55[3]	1.58	1.35	1.48	1.35	2.58
Portfolio turnover rate	5[2]	33	9	9	21	10
Net assets, end of period ($ x 1,000,000)	592	657	614	578	510	511

* Unaudited.

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[2] Not annualized.

[3] Annualized.

Financial Statements

Financial Highlights

P Shares	4/6/06[1]– 4/30/06*
Per-Share Data ($)	
Net asset value at beginning of period	18.30
Income or loss from investment operations:	
Net investment income	0.01
Net realized and unrealized gains or losses	0.10
Total income or loss from investment operations	0.11
Less distributions:	
Dividends from net investment income	—
Distributions from net realized gains	—
Total distributions	—
Net asset value at end of period	18.41
Total return (%)	0.49[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses[2]	0.35[4]
Gross operating expenses[2]	0.57[4]
Net investment income	0.84[4]
Portfolio turnover rate	5[3]
Net assets, end of period ($ x 1,000,000)	127

* Unaudited.
[1] Commencement of operations.
[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of April 30, 2006 unaudited

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
16.3%	Common Stock	67,138	116,908
83.6%	Other Investment Companies	476,054	601,924
0.1%	Short-Term Investment	925	925
100.0%	Total Investments	544,117	719,757
0.0%	Other Assets and Liabilities, Net		(144)
100.0%	Total Net Assets		719,613

Security	Number of Shares	Value ($ x 1,000)

Common Stock 16.3% of net assets

Automobiles & Components 0.1%

Security	Number of Shares	Value ($ x 1,000)
Cooper Tire & Rubber Co.	700	9
Ford Motor Co.	18,103	126
General Motors Corp.	5,425	124

Security	Number of Shares	Value ($ x 1,000)
Goodyear Tire & Rubber Co. *	1,600	22
Harley-Davidson, Inc.	3,000	152
Johnson Controls, Inc.	1,800	147
		580

Banks 0.9%

Security	Number of Shares	Value ($ x 1,000)
AmSouth Bancorp	3,300	95
BB&T Corp.	5,300	228
Comerica, Inc.	1,700	97
Compass Bancshares, Inc.	1,200	66
Countrywide Financial Corp.	5,298	215
Fannie Mae	9,400	476
Fifth Third Bancorp	5,369	217
First Horizon National Corp.	1,200	51
Freddie Mac	6,600	403
Golden West Financial Corp.	2,800	201
Huntington Bancshares, Inc.	2,262	55
KeyCorp	4,400	168
M&T Bank Corp.	998	119
Marshall & Ilsley Corp.	2,056	94
MGIC Investment Corp.	900	64
National City Corp.	6,100	225
North Fork Bancorp, Inc.	4,500	136
PNC Financial Services Group, Inc.	2,800	200
Regions Financial Corp.	4,542	166
Sovereign Bancorp, Inc.	3,700	82
SunTrust Banks, Inc.	3,500	271
Synovus Financial Corp.	2,750	77
U.S. Bancorp	17,972	565
Wachovia Corp.	15,610	934
Washington Mutual, Inc.	9,843	443
Wells Fargo & Co.	16,615	1,141
Zions Bancorp	900	75
		6,864

Capital Goods 1.5%

Security	Number of Shares	Value ($ x 1,000)
3M Co.	7,600	649
American Power Conversion Corp.	1,725	38
American Standard Cos., Inc.	2,100	91
Caterpillar, Inc.	6,600	500
Cooper Industries Ltd., Class A	900	82
Cummins, Inc.	400	42
Danaher Corp.	2,800	180

Security	Number of Shares	Value ($ x 1,000)
Deere & Co.	2,300	202
Dover Corp.	2,000	100
Eaton Corp.	1,400	107
Emerson Electric Co.	4,000	340
Fluor Corp.	800	74
General Dynamics Corp.	4,000	263
General Electric Co.	105,200	3,639
Goodrich Corp.	1,100	49
Honeywell International, Inc.	8,437	359
Illinois Tool Works, Inc.	2,100	216
Ingersoll-Rand Co., Class A	3,300	144
ITT Industries, Inc.	1,800	101
L-3 Communications Holdings, Inc.	1,100	90
Lockheed Martin Corp.	3,900	296
Masco Corp.	4,500	144
Navistar International Corp. *	700	18
Northrop Grumman Corp.	3,592	240
PACCAR, Inc.	1,575	113
Pall Corp.	1,000	30
Parker Hannifin Corp.	1,150	93
Raytheon Co.	4,500	199
Rockwell Automation, Inc.	1,900	138
Rockwell Collins, Inc.	1,900	109
Textron, Inc.	1,500	135
The Boeing Co.	8,078	674
Tyco International Ltd.	19,803	522
United Technologies Corp.	10,000	628
W.W. Grainger, Inc.	900	69
		10,674
Commercial Services & Supplies 0.1%		
Allied Waste Industries, Inc. *	3,100	44
Avery Dennison Corp.	1,200	75
Cendant Corp.	10,332	180
Cintas Corp.	1,638	69
Equifax, Inc.	1,200	46
Monster Worldwide, Inc. *	954	55
Pitney Bowes, Inc.	2,300	96
R.R. Donnelley & Sons Co.	2,100	71
Robert Half International, Inc.	1,700	72
Waste Management, Inc.	5,517	206
		914

Security	Number of Shares	Value ($ x 1,000)
Consumer Durables & Apparel 0.2%		
Black & Decker Corp.	900	84
Brunswick Corp.	900	35
Centex Corp.	1,200	67
Coach, Inc. *	3,600	119
D.R. Horton, Inc.	2,660	80
Eastman Kodak Co.	3,100	84
Fortune Brands, Inc.	1,400	112
Harman International Industries, Inc.	700	62
Hasbro, Inc.	1,650	33
Jones Apparel Group, Inc.	1,200	41
KB Home	800	49
Leggett & Platt, Inc.	2,000	53
Lennar Corp., Class A	1,300	71
Liz Claiborne, Inc.	1,200	47
Mattel, Inc.	4,150	67
Newell Rubbermaid, Inc.	2,745	75
Nike, Inc., Class B	2,300	188
Pulte Homes, Inc.	2,400	90
Snap-On, Inc.	600	25
The Stanley Works	600	31
VF Corp.	1,200	74
Whirlpool Corp.	907	81
		1,568
Consumer Services 0.3%		
Apollo Group, Inc., Class A *	1,700	93
Carnival Corp.	4,300	201
Darden Restaurants, Inc.	1,800	71
H&R Block, Inc.	3,400	78
Harrah's Entertainment, Inc.	1,780	145
Hilton Hotels Corp.	3,600	97
International Game Technology	3,400	129
Marriott International, Inc., Class A	1,950	143
McDonald's Corp.	12,400	429
Starbucks Corp. *	7,920	295
Starwood Hotels & Resorts Worldwide, Inc.	1,900	109
Wendy's International, Inc.	1,000	62
YUM! Brands, Inc.	3,120	161
		2,013

See financial notes. 27

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
Diversified Financials 1.7%		
American Express Co.	12,300	662
Ameriprise Financial, Inc.	2,300	113
Bank of America Corp.	46,110	2,301
Capital One Financial Corp.	2,900	251
CIT Group, Inc.	2,000	108
Citigroup, Inc.	51,292	2,562
E*TRADE Financial Corp. *	3,500	87
Federated Investors, Inc., Class B	1,100	39
Franklin Resources, Inc.	1,500	140
Janus Capital Group, Inc.	2,200	43
JPMorgan Chase & Co.	34,915	1,584
Lehman Brothers Holdings, Inc.	2,600	393
Mellon Financial Corp.	4,100	154
Merrill Lynch & Co., Inc.	9,400	717
Moody's Corp.	3,000	186
Morgan Stanley	10,900	701
Northern Trust Corp.	2,200	130
SLM Corp.	4,110	217
State Street Corp.	3,300	215
T. Rowe Price Group, Inc.	1,200	101
The Bank of New York Co., Inc.	7,300	257
The Bear Stearns Cos., Inc.	1,082	154
The Charles Schwab Corp.	11,242	201
The Goldman Sachs Group, Inc.	4,379	702
		12,018
Energy 1.6%		
Amerada Hess Corp. *	840	120
Anadarko Petroleum Corp.	2,418	253
Apache Corp.	3,308	235
Baker Hughes, Inc.	3,360	272
BJ Services Co.	3,000	114
Chesapeake Energy Corp.	3,600	114
ChevronTexaco Corp.	22,235	1,357
ConocoPhillips	16,440	1,100
Devon Energy Corp.	4,600	277
El Paso Corp.	6,306	81
EOG Resources, Inc.	2,256	158
Exxon Mobil Corp.	62,398	3,936
Halliburton Co.	4,958	387
Hugoton Royalty Trust	199	6
Kerr-McGee Corp.	1,041	104

Security	Number of Shares	Value ($ x 1,000)
Kinder Morgan, Inc.	1,107	97
Marathon Oil Corp.	3,589	285
Murphy Oil Corp.	1,600	80
Nabors Industries Ltd. *	2,800	105
National-Oilwell Varco, Inc. *	1,600	110
Noble Corp.	1,300	103
Occidental Petroleum Corp.	3,900	401
Rowan Cos., Inc.	1,100	49
Schlumberger Ltd.	11,400	788
Sunoco, Inc.	1,400	113
Transocean, Inc. *	2,945	239
Valero Energy Corp.	6,000	388
Weatherford International, Ltd. *	2,720	144
Williams Cos., Inc.	5,000	110
XTO Energy, Inc.	3,333	141
		11,667
Food & Staples Retailing 0.4%		
Albertson's, Inc.	3,538	90
Costco Wholesale Corp.	4,400	239
CVS Corp.	7,800	232
Kroger Co.	7,200	146
Safeway, Inc.	4,200	106
Supervalu, Inc.	1,400	41
Sysco Corp.	6,200	185
Wal-Mart Stores, Inc.	24,800	1,117
Walgreen Co.	9,900	415
Whole Foods Market, Inc.	1,000	61
Winn-Dixie Stores, Inc. *	1,500	–
		2,632
Food, Beverage & Tobacco 0.8%		
Altria Group, Inc.	20,300	1,485
Anheuser-Busch Cos., Inc.	7,800	348
Archer-Daniels-Midland Co.	6,532	237
Brown-Forman Corp., Class B	904	67
Campbell Soup Co.	1,800	58
Coca-Cola Enterprises, Inc.	4,000	78
ConAgra Foods, Inc.	4,900	111
Constellation Brands, Inc., Class A *	1,920	47
General Mills, Inc.	3,576	177
H.J. Heinz Co.	3,400	141
Kellogg Co.	2,500	116
McCormick & Co., Inc.	1,400	49
Molson Coors Brewing Co., Class B	800	59

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
PepsiCo, Inc.	16,460	959
Reynolds American, Inc.	1,142	125
Sara Lee Corp.	7,600	136
The Coca-Cola Co.	20,600	864
The Hershey Co.	2,400	128
The Pepsi Bottling Group, Inc.	1,932	62
Tyson Foods, Inc., Class A	2,500	37
UST, Inc.	1,600	70
Wm. Wrigley Jr. Co.	1,900	90
Wm. Wrigley Jr. Co., Class B	475	22
		5,466
Health Care Equipment & Services 0.7%		
Aetna, Inc.	5,696	219
AmerisourceBergen Corp.	2,000	86
Bausch & Lomb, Inc.	600	29
Baxter International, Inc.	6,100	230
Becton Dickinson & Co.	2,600	164
Biomet, Inc.	2,475	92
Boston Scientific Corp. *	10,888	253
C.R. Bard, Inc.	1,000	75
Cardinal Health, Inc.	4,100	276
Caremark Rx, Inc.	4,470	204
CIGNA Corp.	1,400	150
Coventry Health Care, Inc. *	1,650	82
Express Scripts, Inc. *	1,600	125
HCA, Inc.	3,200	140
Health Management Associates, Inc., Class A	2,400	50
Hospira, Inc. *	1,530	59
Humana, Inc. *	1,400	63
IMS Health, Inc.	2,300	63
Laboratory Corp. of America Holdings *	1,300	74
Manor Care, Inc.	1,100	48
McKesson Corp.	2,654	129
Medco Health Solutions, Inc. *	2,641	141
Medtronic, Inc.	11,800	591
Patterson Cos., Inc. *	1,300	42
Quest Diagnostics	1,802	100
St. Jude Medical, Inc. *	3,500	138
Stryker Corp.	2,884	126
Tenet Healthcare Corp. *	4,650	39
UnitedHealth Group, Inc.	12,600	627
WellPoint, Inc. *	5,902	419
Zimmer Holdings, Inc. *	2,300	145
		4,979
Household & Personal Products 0.4%		
Alberto-Culver Co., Class B	900	41
Avon Products, Inc.	4,800	157
Clorox Co.	1,500	96
Colgate-Palmolive Co.	5,300	313
Kimberly-Clark Corp.	4,960	290
Procter & Gamble Co.	33,717	1,963
		2,860
Insurance 0.8%		
ACE Ltd.	2,500	139
AFLAC, Inc.	5,200	247
AMBAC Financial Group, Inc.	1,015	84
American International Group, Inc.	25,551	1,667
AON Corp.	2,625	110
Cincinnati Financial Corp.	1,984	85
Genworth Financial, Inc., Class A	3,700	123
Lincoln National Corp.	3,168	184
Loews Corp.	1,600	170
Marsh & McLennan Cos., Inc.	5,200	159
MBIA, Inc.	1,350	80
Metlife, Inc.	7,310	381
Principal Financial Group, Inc.	3,065	157
Prudential Financial, Inc.	5,200	406
SAFECO Corp.	1,100	57
The Allstate Corp.	6,700	378
The Chubb Corp.	3,800	196
The Hartford Financial Services Group, Inc.	2,900	267
The Progressive Corp.	2,100	228
The St. Paul Travelers Cos., Inc.	6,453	284
Torchmark Corp.	1,100	66
UnumProvident Corp.	2,349	48
XL Capital Ltd., Class A	1,300	86
		5,602
Materials 0.5%		
Air Products & Chemicals, Inc.	2,300	158
Alcoa, Inc.	8,472	286

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
Allegheny Technologies, Inc.	735	51
Ashland, Inc.	800	53
Ball Corp.	800	32
Bemis Co.	1,000	31
E.I. du Pont de Nemours & Co.	9,592	423
Eastman Chemical Co.	800	43
Ecolab, Inc.	2,200	83
Engelhard Corp.	1,300	50
Freeport-McMoran Copper & Gold, Inc., Class B	1,700	110
Hercules, Inc. *	900	13
International Flavors & Fragrances, Inc.	1,100	39
International Paper Co.	4,846	176
Louisiana-Pacific Corp.	600	17
MeadWestvaco Corp.	1,970	56
Monsanto Co.	2,493	208
Newmont Mining Corp.	4,201	245
Nucor Corp.	1,800	196
Pactiv Corp. *	1,500	36
Phelps Dodge Corp.	1,820	157
PPG Industries, Inc.	1,700	114
Praxair, Inc.	3,200	180
Rohm & Haas Co.	2,205	112
Sealed Air Corp.	882	47
Sigma-Aldrich Corp.	600	41
Temple-Inland, Inc.	1,200	56
The Dow Chemical Co.	9,394	381
Tronox, Inc., Class B	209	4
United States Steel Corp.	900	62
Vulcan Materials Co.	800	68
Weyerhaeuser Co.	2,300	162
		3,690

Media 0.6%

Security	Number of Shares	Value ($ x 1,000)
CBS Corp., Class B	7,905	201
Clear Channel Communications, Inc.	5,217	149
Comcast Corp., Class A *	21,843	676
Dow Jones & Co., Inc.	800	30
Gannett Co., Inc.	2,500	137
Interpublic Group of Cos., Inc. *	3,700	35
Knight-Ridder, Inc.	900	56

Security	Number of Shares	Value ($ x 1,000)
McGraw-Hill Cos., Inc.	3,800	211
Meredith Corp.	500	25
New York Times Co., Class A	1,400	35
News Corp., Inc., Class A	24,300	417
Omnicom Group, Inc.	1,800	162
The E.W. Scripps Co., Class A	800	37
The Walt Disney Co.	20,119	563
Time Warner, Inc.	45,150	786
Tribune Co.	3,100	89
Univision Communications, Inc., Class A *	3,104	111
Viacom, Inc., Class B *	7,905	315
		4,035

Pharmaceuticals & Biotechnology 1.3%

Security	Number of Shares	Value ($ x 1,000)
Abbott Laboratories	15,300	654
Allergan, Inc.	1,300	134
Amgen, Inc. *	12,138	822
Applied Biosystems Group - Applera Corp.	2,000	58
Barr Pharmaceuticals, Inc. *	1,100	67
Biogen Idec, Inc. *	3,125	140
Bristol-Myers Squibb Co.	19,000	482
Eli Lilly & Co.	10,900	577
Fisher Scientific International, Inc. *	1,115	79
Forest Laboratories, Inc. *	3,400	137
Genzyme Corp. *	2,400	147
Gilead Sciences, Inc. *	4,300	247
Johnson & Johnson	29,254	1,715
King Pharmaceuticals, Inc. *	2,133	37
MedImmune, Inc. *	2,400	76
Merck & Co., Inc.	21,600	743
Millipore Corp. *	400	29
Mylan Laboratories, Inc.	2,600	57
PerkinElmer, Inc.	1,000	21
Pfizer, Inc.	73,476	1,861
Schering-Plough Corp.	14,100	272
Thermo Electron Corp. *	1,300	50
Waters Corp. *	1,300	59
Watson Pharmaceuticals, Inc. *	1,000	28
Wyeth	13,100	638
		9,130

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Real Estate 0.1%		
Apartment Investment & Management Co., Class A	900	40
Archstone-Smith Trust	1,900	93
Equity Office Properties Trust	3,900	126
Equity Residential	2,600	117
Host Hotels & Resorts, Inc.	1,163	24
Plum Creek Timber Co., Inc.	1,700	62
ProLogis	1,700	85
Public Storage, Inc.	800	62
Simon Property Group, Inc.	2,200	180
Vornado Realty Trust	1,200	115
		904
Retailing 0.6%		
Amazon.com, Inc. *	3,000	106
AutoNation, Inc. *	2,190	49
AutoZone, Inc. *	800	75
Bed, Bath & Beyond, Inc. *	2,800	107
Best Buy Co., Inc.	4,505	255
Big Lots, Inc. *	1,100	16
Circuit City Stores, Inc.	2,000	58
Dillards, Inc., Class A	500	13
Dollar General Corp.	3,303	58
eBay, Inc. *	11,036	380
Family Dollar Stores, Inc.	1,700	43
Federated Department Stores, Inc.	2,572	200
Genuine Parts Co.	1,800	79
Home Depot, Inc.	21,040	840
J.C. Penney Co., Inc.	2,800	183
Kohl's Corp. *	3,200	179
Limited Brands, Inc.	3,738	96
Lowe's Cos., Inc.	7,600	479
Nordstrom, Inc.	2,600	100
Office Depot, Inc. *	3,300	134
OfficeMax, Inc.	700	27
RadioShack Corp.	1,900	32
Sears Holdings Corp. *	1,000	144
Staples, Inc.	7,125	188
Target Corp.	8,800	467
The Gap, Inc.	7,200	130
The Sherwin-Williams Co.	1,200	61

Security	Number of Shares	Value ($ x 1,000)
The TJX Cos., Inc.	5,200	125
Tiffany & Co.	1,400	49
		4,673
Semiconductors & Semiconductor Equipment 0.5%		
Advanced Micro Devices, Inc. *	3,840	124
Altera Corp. *	3,680	80
Analog Devices, Inc.	3,400	129
Applied Materials, Inc.	16,200	291
Applied Micro Circuits Corp. *	2,862	10
Broadcom Corp., Class A *	4,350	179
Freescale Semiconductor, Inc., Class B *	3,898	123
Intel Corp.	60,530	1,209
KLA-Tencor Corp.	1,800	87
Linear Technology Corp.	3,000	106
LSI Logic Corp. *	3,000	32
Maxim Integrated Products, Inc.	3,100	109
Micron Technology, Inc. *	5,400	92
National Semiconductor Corp.	3,400	102
Novellus Systems, Inc. *	1,325	33
Nvidia Corp. *	2,800	82
PMC - Sierra, Inc. *	1,600	20
Teradyne, Inc. *	1,700	29
Texas Instruments, Inc.	16,800	583
Xilinx, Inc.	3,200	89
		3,509
Software & Services 0.8%		
Adobe Systems, Inc. *	4,800	188
Affiliated Computer Services, Inc., Class A *	1,271	71
Autodesk, Inc. *	2,400	101
Automatic Data Processing, Inc.	5,700	251
BMC Software, Inc. *	2,400	52
CA, Inc.	5,625	143
Citrix Systems, Inc. *	1,800	72
Computer Sciences Corp. *	1,680	98
Compuware Corp. *	3,600	28
Convergys Corp. *	1,354	26
Electronic Arts, Inc. *	2,866	163
Electronic Data Systems Corp.	4,600	124
First Data Corp.	7,888	376

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
Fiserv, Inc. *	1,800	81
Intuit, Inc. *	1,972	107
Microsoft Corp.	91,420	2,208
Novell, Inc. *	3,200	26
Oracle Corp. *	38,296	559
Parametric Technology Corp. *	1,080	16
Paychex, Inc.	3,600	145
Sabre Holdings Corp., Class A	1,283	30
Symantec Corp. *	11,721	192
Unisys Corp. *	3,100	19
VeriSign, Inc. *	2,500	59
Yahoo! Inc. *	12,600	413
		5,548
Technology Hardware & Equipment 1.1%		
ADC Telecommunications, Inc. *	857	19
Agilent Technologies, Inc. *	4,437	170
Andrew Corp. *	1,550	16
Apple Computer, Inc. *	8,000	563
Avaya, Inc. *	4,132	50
Ciena Corp. *	3,200	13
Cisco Systems, Inc. *	63,500	1,330
Comverse Technology, Inc. *	1,900	43
Corning, Inc. *	13,900	384
Dell, Inc. *	23,740	622
EMC Corp. *	23,186	313
Gateway, Inc. *	3,100	7
Hewlett-Packard Co.	28,403	922
International Business Machines Corp.	15,820	1,303
Jabil Circuit, Inc.	1,998	78
JDS Uniphase Corp. *	12,589	44
Lexmark International, Inc., Class A *	1,300	63
Lucent Technologies, Inc. *	40,092	112
Molex, Inc.	1,875	70
Motorola, Inc.	24,131	515
NCR Corp. *	2,000	79
Network Appliance, Inc. *	3,400	126
QLogic Corp. *	1,738	36
Qualcomm, Inc.	16,200	832
Sanmina — SCI Corp. *	5,000	26
Solectron Corp. *	7,900	32
Sun Microsystems, Inc. *	30,800	154
Symbol Technologies, Inc.	2,031	22
Tektronix, Inc.	900	32
Tellabs, Inc. *	4,000	63
Xerox Corp. *	9,400	132
		8,171
Telecommunication Services 0.5%		
Alltel Corp.	3,730	240
AT&T Corp.	38,070	998
BellSouth Corp.	17,800	601
CenturyTel, Inc.	1,350	51
Citizens Communications Co.	2,576	34
Qwest Communications International, Inc. *	15,773	106
Sprint Corp. (FON Group)	28,569	709
Verizon Communications, Inc.	27,258	900
		3,639
Transportation 0.3%		
Burlington Northern Santa Fe Corp.	3,800	302
CSX Corp.	2,200	151
Delta Air Lines, Inc. *	1,300	1
FedEx Corp.	2,920	336
Norfolk Southern Corp.	3,600	195
Ryder Systems, Inc.	400	21
Southwest Airlines Co.	7,480	121
Union Pacific Corp.	2,500	228
United Parcel Service, Inc., Class B	10,818	877
		2,232
Utilities 0.5%		
Allegheny Energy, Inc. *	1,070	38
Ameren Corp.	1,800	91
American Electric Power Co., Inc.	3,860	129
CenterPoint Energy, Inc.	2,949	35
CMS Energy Corp. *	1,000	13
Consolidated Edison, Inc.	2,100	91
Constellation Energy Group, Inc.	1,700	93
Dominion Resources, Inc.	3,378	253
DTE Energy Co.	1,700	69
Duke Energy Corp.	11,348	330
Dynegy, Inc., Class A *	3,100	15

 See financial notes.

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Edison International	3,200	129
Entergy Corp.	2,100	147
Exelon Corp.	6,524	352
FirstEnergy Corp.	3,195	162
FPL Group, Inc.	3,800	151
KeySpan Corp.	1,300	53
Nicor, Inc.	500	20
NiSource, Inc.	2,646	56
Peoples Energy Corp.	200	7
PG&E Corp.	4,000	159
Pinnacle West Capital Corp.	800	32
PPL Corp.	3,600	105
Progress Energy, Inc.	2,475	106
Public Service Enterprise Group, Inc.	2,300	144
Sempra Energy	2,103	97
TECO Energy, Inc.	1,300	21
The AES Corp. *	6,000	102
The Southern Co.	7,200	232
TXU Corp.	4,734	235
Xcel Energy, Inc.	3,850	73
		3,540

Other Investment Companies 83.6% of net assets		
Schwab Institutional Select S&P 500 Fund (a)	16,328,907	169,005
Schwab International Index Fund, Select Shares (a)	7,452,402	151,209
Schwab Small-Cap Index Fund, Select Shares (a)	5,589,059	144,030
Schwab Total Bond Market Fund (a)	10,829,410	104,612
Schwab Value Advantage Money Fund, Institutional Shares (a)	33,068,327	33,068
		601,924

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.1% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	925	**925**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $548,949, and the unrealized appreciation and depreciation were $180,391 and ($9,583), respectively, with a net unrealized appreciation of $170,808.

* Non-income producing security.

(a) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $476,054)		$601,924
Investments, at value (cost $68,063)		117,833
Cash		138
Receivables:		
Fund shares sold		625
Dividends		580
Prepaid expenses	+	14
Total assets		**721,114**

Liabilities

Payables:		
Investments bought		399
Transfer agent and shareholder service fees		13
Investment adviser and administrator fees		12
Fund shares redeemed		855
Accrued expenses	+	222
Total liabilities		**1,501**

Net Assets

Total assets		721,114
Total liabilities	-	1,501
Net assets		**$719,613**

Net Assets by Source

Capital received from investors	549,492
Net investment income not yet distributed	563
Net realized capital losses	(6,082)
Net unrealized capital gains	175,640

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$592,363		32,189		$18.40
P Shares	$127,250		6,914		$18.41

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$9,793
Dividends		499
Interest	+	82
Total Investment Income		**10,374**

Net Realized Gains and Losses

Net realized gains on sales of affiliated underlying funds		2,353
Net realized gains received from affiliated underlying funds		1,135
Net realized gains on investments	+	376
Net realized gains		**3,864**

Net Unrealized Gains and Losses

Net unrealized gains on affiliated underlying funds		49,432
Net unrealized gains on investments	+	11,941
Net unrealized gains		**61,373**

Expenses

Investment adviser and administrator fees		1,471
Transfer agent and shareholder service fees		
Investor shares		842
P shares		9
Trustees' fees		5
Custodian fees		14
Portfolio accounting fees		29
Professional fees		17
Registration fees		11
Shareholder reports		58
Other expenses	+	6
Total expenses		2,462
Expense reduction	-	747
Net expenses		**1,715**

Increase in Net Assets from Operations

Total investment income		10,374
Net expenses	-	1,715
Net investment income		**8,659**
Net realized gains		3,864
Net unrealized gains	+	61,373
Increase in net assets from operations		**$73,896**

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

		11/1/05-4/30/06	11/1/04-10/31/05
Net investment income		$8,659	$10,435
Net realized gains		3,864	14,721
Net unrealized gains	+	61,373	33,101
Increase in net assets from operations		**73,896**	**58,257**

Distributions Paid

Dividends from net investment income	**$10,988**	**$9,037**

Transactions in Fund Shares*

		11/1/05-4/30/06		11/1/04-10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold					
Investor Shares		3,119	$54,883	6,796	$111,249
P Shares	+	7,027	128,730	—	—
Total shares sold		**10,146**	**$183,613**	**6,796**	**$111,249**
Shares reinvested					
Investor Shares		616	$10,669	541	$8,784
P Shares	+	—	—	—	—
Total shares reinvested		**616**	**$10,669**	**541**	**$8,784**
Shares redeemed					
Investor Shares		(10,641)	($192,633)	(7,663)	($125,960)
P Shares	+	(113)	(2,065)	—	—
Total shares redeemed		**(10,754)**	**($194,698)**	**(7,663)**	**($125,960)**
Net transactions in fund shares		**8**	**($416)**	**(326)**	**($5,927)**

Shares Outstanding and Net Assets

		11/1/05-4/30/06		11/1/04-10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		39,095	$657,121	39,421	$613,828
Total increase or decrease	+	8	62,492	(326)	43,293
End of period		**39,103**	**$719,613**	**39,095**	**$657,121**
Net investment income not yet distributed			**$563**		**$2,892**

* The fund started offering P shares on April 6, 2006.

Schwab MarketTrack Balanced Portfolio™

Financial Statements

Financial Highlights

	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	15.46	14.66	13.78	12.05	13.47	15.53
Income or loss from investment operations:						
Net investment income	0.25	0.34	0.29	0.25	0.32	0.45
Net realized and unrealized gains or losses	1.05	0.74	0.88	1.77	(1.22)	(1.92)
Total income or loss from investment operations	1.30	1.08	1.17	2.02	(0.90)	(1.47)
Less distributions:						
Dividends from net investment income	(0.34)	(0.28)	(0.29)	(0.29)	(0.40)	(0.49)
Distributions from net realized gains	(0.05)	–	–	–	(0.12)	(0.10)
Total distributions	(0.39)	(0.28)	(0.29)	(0.29)	(0.52)	(0.59)
Net asset value at end of period	16.37	15.46	14.66	13.78	12.05	13.47
Total return (%)	8.48[2]	7.41	8.61	17.12	(7.08)	(9.72)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[1]	0.50[3]	0.50	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.73[3]	0.73	0.74	0.74	0.74	0.74
Net investment income	2.93[3]	2.20	2.03	1.98	2.35	3.31
Portfolio turnover rate	5[2]	25	11	17	31	21
Net assets, end of period ($ x 1,000,000)	528	519	541	516	462	497

* Unaudited.

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the port-folio from underlying funds is reduced by those expenses.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of April 30, 2006 (unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
14.8% Common Stock	47,379	78,324
84.8% Other Investment Companies	374,914	447,113
0.5% Short-Term Investment	2,549	2,549
100.1% Total Investments	424,842	527,986
(0.1)% Other Assets and Liabilities, Net		(449)
100.0% Total Net Assets		527,537

Security	Number of Shares	Value ($ x 1,000)
Common Stock 14.8% of net assets		
Automobiles & Components 0.1%		
Cooper Tire & Rubber Co.	400	5
Ford Motor Co.	12,185	85
General Motors Corp.	3,650	83
Goodyear Tire & Rubber Co. *	1,000	14

Security	Number of Shares	Value ($ x 1,000)
Harley-Davidson, Inc.	2,000	102
Johnson Controls, Inc.	1,200	98
		387
Banks 0.9%		
AmSouth Bancorp	2,600	75
BB&T Corp.	3,600	155
Comerica, Inc.	1,100	62
Compass Bancshares, Inc.	800	44
Countrywide Financial Corp.	3,498	142
Fannie Mae	6,300	319
Fifth Third Bancorp	3,658	148
First Horizon National Corp.	800	34
Freddie Mac	4,500	275
Golden West Financial Corp.	2,000	144
Huntington Bancshares, Inc.	1,597	39
KeyCorp	2,600	99
M&T Bank Corp.	500	60
Marshall & Ilsley Corp.	1,344	61
MGIC Investment Corp.	700	49
National City Corp.	4,100	151
North Fork Bancorp, Inc.	3,000	90
PNC Financial Services Group, Inc.	1,900	136
Regions Financial Corp.	3,078	112
Sovereign Bancorp, Inc.	1,800	40
SunTrust Banks, Inc.	2,300	178
Synovus Financial Corp.	1,900	53
U.S. Bancorp	12,554	395
Wachovia Corp.	10,494	628
Washington Mutual, Inc.	6,634	299
Wells Fargo & Co.	11,235	772
Zions Bancorp	600	50
		4,610
Capital Goods 1.3%		
3M Co.	5,000	427
American Power Conversion Corp.	1,175	26
American Standard Cos., Inc.	1,500	65
Caterpillar, Inc.	4,600	348
Cooper Industries Ltd., Class A	600	55
Cummins, Inc.	300	31
Danaher Corp.	2,000	128

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Deere & Co.	1,500	132
Dover Corp.	1,400	70
Eaton Corp.	1,000	77
Emerson Electric Co.	2,800	238
Fluor Corp.	500	46
General Dynamics Corp.	2,600	171
General Electric Co.	70,660	2,444
Goodrich Corp.	700	31
Honeywell International, Inc.	5,700	242
Illinois Tool Works, Inc.	1,400	144
Ingersoll-Rand Co., Class A	2,200	96
ITT Industries, Inc.	1,200	67
L-3 Communications Holdings, Inc.	700	57
Lockheed Martin Corp.	2,400	182
Masco Corp.	3,000	96
Navistar International Corp. *	400	11
Northrop Grumman Corp.	2,256	151
PACCAR, Inc.	1,050	75
Pall Corp.	800	24
Parker Hannifin Corp.	700	57
Raytheon Co.	2,600	115
Rockwell Automation, Inc.	1,200	87
Rockwell Collins, Inc.	1,200	69
Textron, Inc.	1,000	90
The Boeing Co.	5,484	458
Tyco International Ltd.	12,949	341
United Technologies Corp.	6,600	415
W.W. Grainger, Inc.	600	46
		7,112
Commercial Services & Supplies 0.1%		
Allied Waste Industries, Inc. *	2,100	30
Avery Dennison Corp.	700	44
Cendant Corp.	6,415	112
Cintas Corp.	1,102	46
Equifax, Inc.	900	34
Monster Worldwide, Inc. *	666	38
Pitney Bowes, Inc.	1,600	67
R.R. Donnelley & Sons Co.	1,400	47
Robert Half International, Inc.	1,200	51
Waste Management, Inc.	3,712	139
		608

Security	Number of Shares	Value ($ x 1,000)
Consumer Durables & Apparel 0.2%		
Black & Decker Corp.	600	56
Brunswick Corp.	600	24
Centex Corp.	800	45
Coach, Inc. *	2,400	79
D.R. Horton, Inc.	1,790	54
Eastman Kodak Co.	2,000	54
Fortune Brands, Inc.	1,000	80
Harman International Industries, Inc.	300	26
Hasbro, Inc.	1,275	25
Jones Apparel Group, Inc.	800	28
KB Home	600	37
Leggett & Platt, Inc.	1,300	35
Lennar Corp., Class A	900	49
Liz Claiborne, Inc.	800	31
Mattel, Inc.	2,825	46
Newell Rubbermaid, Inc.	1,872	51
Nike, Inc., Class B	1,300	106
Pulte Homes, Inc.	1,600	60
Snap-On, Inc.	350	15
The Stanley Works	600	31
VF Corp.	800	49
Whirlpool Corp.	572	51
		1,032
Consumer Services 0.3%		
Apollo Group, Inc., Class A *	1,100	60
Carnival Corp.	2,870	134
Darden Restaurants, Inc.	1,350	54
H&R Block, Inc.	2,400	55
Harrah's Entertainment, Inc.	1,200	98
Hilton Hotels Corp.	2,500	67
International Game Technology	2,100	80
Marriott International, Inc., Class A	1,100	80
McDonald's Corp.	8,100	280
Starbucks Corp. *	4,880	182
Starwood Hotels & Resorts Worldwide, Inc.	1,200	69
Wendy's International, Inc.	800	49
YUM! Brands, Inc.	2,060	107
		1,315

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
Diversified Financials 1.5%		
American Express Co.	8,310	447
Ameriprise Financial, Inc.	1,542	76
Bank of America Corp.	30,427	1,519
Capital One Financial Corp.	1,900	165
CIT Group, Inc.	1,300	70
Citigroup, Inc.	34,266	1,712
E*TRADE Financial Corp. *	2,400	60
Federated Investors, Inc., Class B	700	25
Franklin Resources, Inc.	1,010	94
Janus Capital Group, Inc.	1,400	27
JPMorgan Chase & Co.	23,413	1,062
Lehman Brothers Holdings, Inc.	1,800	272
Mellon Financial Corp.	2,800	105
Merrill Lynch & Co., Inc.	6,300	480
Moody's Corp.	2,000	124
Morgan Stanley	7,010	451
Northern Trust Corp.	1,400	82
SLM Corp.	3,000	159
State Street Corp.	2,200	144
T. Rowe Price Group, Inc.	800	67
The Bank of New York Co., Inc.	4,900	172
The Bear Stearns Cos., Inc.	602	86
The Charles Schwab Corp.	6,883	123
The Goldman Sachs Group, Inc.	3,079	494
		8,016
Energy 1.5%		
Amerada Hess Corp. *	600	86
Anadarko Petroleum Corp.	1,510	158
Apache Corp.	2,048	145
Baker Hughes, Inc.	2,250	182
BJ Services Co.	2,000	76
Chesapeake Energy Corp.	2,300	73
ChevronTexaco Corp.	14,727	899
ConocoPhillips	10,986	735
Devon Energy Corp.	3,000	180
El Paso Corp.	3,222	42
EOG Resources, Inc.	1,518	107
Exxon Mobil Corp.	42,010	2,650
Halliburton Co.	3,374	264
Hugoton Royalty Trust	135	4

Security	Number of Shares	Value ($ x 1,000)
Kerr-McGee Corp.	812	81
Kinder Morgan, Inc.	745	65
Marathon Oil Corp.	2,218	176
Murphy Oil Corp.	1,100	55
Nabors Industries Ltd. *	2,000	75
National-Oilwell Varco, Inc. *	1,130	78
Noble Corp.	900	71
Occidental Petroleum Corp.	2,700	277
Rowan Cos., Inc.	600	27
Schlumberger Ltd.	7,800	539
Sunoco, Inc.	900	73
Transocean, Inc. *	2,016	163
Valero Energy Corp.	4,000	259
Weatherford International, Ltd. *	1,820	96
Williams Cos., Inc.	3,000	66
XTO Energy, Inc.	2,266	96
		7,798
Food & Staples Retailing 0.3%		
Albertson's, Inc.	2,671	68
Costco Wholesale Corp.	3,000	163
CVS Corp.	5,200	155
Kroger Co.	5,300	107
Safeway, Inc.	2,800	70
Supervalu, Inc.	900	26
Sysco Corp.	4,400	132
Wal-Mart Stores, Inc.	16,640	749
Walgreen Co.	6,600	277
Whole Foods Market, Inc.	800	49
Winn-Dixie Stores, Inc. *	1,200	–
		1,796
Food, Beverage & Tobacco 0.7%		
Altria Group, Inc.	13,640	998
Anheuser-Busch Cos., Inc.	5,200	232
Archer-Daniels-Midland Co.	4,446	162
Brown-Forman Corp., Class B	804	60
Campbell Soup Co.	1,200	39
Coca-Cola Enterprises, Inc.	2,700	53
ConAgra Foods, Inc.	3,300	75
Constellation Brands, Inc., Class A *	1,290	32
General Mills, Inc.	2,392	118
H.J. Heinz Co.	2,300	95

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Kellogg Co.	1,700	79
McCormick & Co., Inc.	900	31
Molson Coors Brewing Co., Class B	200	15
PepsiCo, Inc.	11,070	645
Reynolds American, Inc.	614	67
Sara Lee Corp.	5,100	91
The Coca-Cola Co.	13,810	579
The Hershey Co.	1,600	85
The Pepsi Bottling Group, Inc.	926	30
Tyson Foods, Inc., Class A	1,700	25
UST, Inc.	1,100	48
Wm. Wrigley Jr. Co.	1,200	56
Wm. Wrigley Jr. Co., Class B	300	14
		3,629

Health Care Equipment & Services 0.6%

Security	Number of Shares	Value ($ x 1,000)
Aetna, Inc.	4,136	159
AmerisourceBergen Corp.	1,400	60
Bausch & Lomb, Inc.	400	20
Baxter International, Inc.	3,800	143
Becton Dickinson & Co.	1,800	114
Biomet, Inc.	1,575	59
Boston Scientific Corp. *	7,308	170
C.R. Bard, Inc.	600	45
Cardinal Health, Inc.	2,775	187
Caremark Rx, Inc.	2,988	136
CIGNA Corp.	1,000	107
Coventry Health Care, Inc. *	1,050	52
Express Scripts, Inc. *	1,000	78
HCA, Inc.	2,208	97
Health Management Associates, Inc., Class A	1,600	33
Hospira, Inc. *	1,020	39
Humana, Inc. *	800	36
IMS Health, Inc.	1,500	41
Laboratory Corp. of America Holdings *	900	51
Manor Care, Inc.	500	22
McKesson Corp.	1,773	86
Medco Health Solutions, Inc. *	1,784	95
Medtronic, Inc.	7,800	391
Patterson Cos., Inc. *	900	29

Security	Number of Shares	Value ($ x 1,000)
Quest Diagnostics	1,470	82
St. Jude Medical, Inc. *	2,120	84
Stryker Corp.	1,946	85
Tenet Healthcare Corp. *	3,150	26
UnitedHealth Group, Inc.	8,400	418
WellPoint, Inc. *	3,852	274
Zimmer Holdings, Inc. *	1,500	94
		3,313

Household & Personal Products 0.4%

Security	Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B	600	27
Avon Products, Inc.	3,000	98
Clorox Co.	1,300	83
Colgate-Palmolive Co.	3,600	213
Kimberly-Clark Corp.	3,380	198
Procter & Gamble Co.	22,832	1,329
The Estee Lauder Cos., Inc., Class A	700	26
		1,974

Insurance 0.7%

Security	Number of Shares	Value ($ x 1,000)
ACE Ltd.	1,700	94
AFLAC, Inc.	3,300	157
AMBAC Financial Group, Inc.	684	56
American International Group, Inc.	17,342	1,132
AON Corp.	2,025	85
Cincinnati Financial Corp.	1,323	56
Genworth Financial, Inc., Class A	2,500	83
Lincoln National Corp.	2,243	130
Loews Corp.	900	96
Marsh & McLennan Cos., Inc.	3,600	110
MBIA, Inc.	1,050	63
Metlife, Inc.	4,986	260
Principal Financial Group, Inc.	2,329	119
Prudential Financial, Inc.	3,500	273
SAFECO Corp.	800	42
The Allstate Corp.	4,700	265
The Chubb Corp.	2,400	124
The Hartford Financial Services Group, Inc.	1,800	165
The Progressive Corp.	1,500	163
The St. Paul Travelers Cos., Inc.	4,241	187
Torchmark Corp.	800	48
UnumProvident Corp.	1,657	34

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
XL Capital Ltd., Class A	800	53
		3,795
Materials 0.5%		
Air Products & Chemicals, Inc.	1,500	103
Alcoa, Inc.	5,648	191
Allegheny Technologies, Inc.	492	34
Ashland, Inc.	500	33
Ball Corp.	800	32
Bemis Co.	600	19
E.I. du Pont de Nemours & Co.	6,484	286
Eastman Chemical Co.	600	33
Ecolab, Inc.	1,200	45
Engelhard Corp.	800	31
Freeport-McMoran Copper & Gold, Inc., Class B	1,100	71
Hercules, Inc. *	700	10
International Flavors & Fragrances, Inc.	800	28
International Paper Co.	3,166	115
Louisiana-Pacific Corp.	700	19
MeadWestvaco Corp.	1,279	36
Monsanto Co.	1,727	144
Newmont Mining Corp.	2,754	161
Nucor Corp.	1,200	131
Pactiv Corp. *	1,000	24
Phelps Dodge Corp.	1,080	93
PPG Industries, Inc.	1,200	81
Praxair, Inc.	2,000	112
Rohm & Haas Co.	1,421	72
Sealed Air Corp.	621	33
Sigma-Aldrich Corp.	500	34
Temple-Inland, Inc.	800	37
The Dow Chemical Co.	6,049	246
Tronox, Inc., Class B	163	3
United States Steel Corp.	700	48
Vulcan Materials Co.	700	59
Weyerhaeuser Co.	1,400	99
		2,463
Media 0.5%		
CBS Corp., Class B	5,309	135
Clear Channel Communications, Inc.	4,080	116

Security	Number of Shares	Value ($ x 1,000)
Comcast Corp., Class A *	14,661	454
Dow Jones & Co., Inc.	600	22
Gannett Co., Inc.	1,700	93
Interpublic Group of Cos., Inc. *	2,500	24
Knight-Ridder, Inc.	600	37
McGraw-Hill Cos., Inc.	2,400	134
Meredith Corp.	300	15
New York Times Co., Class A	1,100	27
News Corp., Inc., Class A	16,300	280
Omnicom Group, Inc.	1,200	108
The E.W. Scripps Co., Class A	600	28
The Walt Disney Co.	13,217	370
Time Warner, Inc.	30,870	537
Tribune Co.	2,100	61
Univision Communications, Inc., Class A *	2,048	73
Viacom, Inc., Class B *	5,309	211
		2,725
Pharmaceuticals & Biotechnology 1.2%		
Abbott Laboratories	10,200	436
Allergan, Inc.	900	92
Amgen, Inc. *	8,340	565
Applied Biosystems Group - Applera Corp.	1,400	40
Barr Pharmaceuticals, Inc. *	600	36
Biogen Idec, Inc. *	2,150	96
Bristol-Myers Squibb Co.	12,800	325
Eli Lilly & Co.	7,400	392
Fisher Scientific International, Inc. *	720	51
Forest Laboratories, Inc. *	2,400	97
Genzyme Corp. *	1,700	104
Gilead Sciences, Inc. *	2,980	171
Johnson & Johnson	19,872	1,165
King Pharmaceuticals, Inc. *	1,388	24
MedImmune, Inc. *	1,400	44
Merck & Co., Inc.	14,500	499
Millipore Corp. *	200	15
Mylan Laboratories, Inc.	1,700	37
PerkinElmer, Inc.	600	13
Pfizer, Inc.	49,386	1,251
Schering-Plough Corp.	9,500	184
Thermo Electron Corp. *	900	35

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Waters Corp. *	900	41
Watson Pharmaceuticals, Inc. *	600	17
Wyeth	8,800	428
		6,158
Real Estate 0.1%		
Apartment Investment & Management Co., Class A	600	27
Archstone-Smith Trust	1,300	64
Equity Office Properties Trust	2,600	84
Equity Residential	1,700	76
Host Hotels & Resorts, Inc.	735	15
Plum Creek Timber Co., Inc.	1,200	44
ProLogis	1,200	60
Public Storage, Inc.	600	46
Simon Property Group, Inc.	1,450	119
Vornado Realty Trust	800	76
		611
Retailing 0.6%		
Amazon.com, Inc. *	2,000	70
AutoNation, Inc. *	2,000	45
AutoZone, Inc. *	500	47
Bed, Bath & Beyond, Inc. *	1,800	69
Best Buy Co., Inc.	3,150	179
Big Lots, Inc. *	700	10
Circuit City Stores, Inc.	1,400	40
Dillards, Inc., Class A	700	18
Dollar General Corp.	2,202	38
eBay, Inc. *	7,416	255
Family Dollar Stores, Inc.	1,100	28
Federated Department Stores, Inc.	1,754	137
Genuine Parts Co.	1,150	50
Home Depot, Inc.	14,600	583
J.C. Penney Co., Inc.	1,700	111
Kohl's Corp. *	2,200	123
Limited Brands, Inc.	2,991	77
Lowe's Cos., Inc.	5,000	315
Nordstrom, Inc.	1,800	69
Office Depot, Inc. *	2,500	102
OfficeMax, Inc.	600	23
RadioShack Corp.	1,300	22
Sears Holdings Corp. *	673	97

Security	Number of Shares	Value ($ x 1,000)
Staples, Inc.	4,575	121
Target Corp.	5,800	308
The Gap, Inc.	3,862	70
The Sherwin-Williams Co.	1,100	56
The TJX Cos., Inc.	3,600	87
Tiffany & Co.	950	33
		3,183
Semiconductors & Semiconductor Equipment 0.4%		
Advanced Micro Devices, Inc. *	2,040	66
Altera Corp. *	2,546	56
Analog Devices, Inc.	2,300	87
Applied Materials, Inc.	10,900	196
Applied Micro Circuits Corp. *	1,928	7
Broadcom Corp., Class A *	3,000	123
Freescale Semiconductor, Inc., Class B *	2,650	84
Intel Corp.	40,660	812
KLA-Tencor Corp.	1,200	58
Linear Technology Corp.	2,000	71
LSI Logic Corp. *	2,000	21
Maxim Integrated Products, Inc.	2,100	74
Micron Technology, Inc. *	3,600	61
National Semiconductor Corp.	2,200	66
Novellus Systems, Inc. *	900	22
Nvidia Corp. *	1,800	53
PMC - Sierra, Inc. *	1,100	14
Teradyne, Inc. *	1,100	19
Texas Instruments, Inc.	11,300	392
Xilinx, Inc.	2,100	58
		2,340
Software & Services 0.7%		
Adobe Systems, Inc. *	3,200	125
Affiliated Computer Services, Inc., Class A *	465	26
Autodesk, Inc. *	1,600	67
Automatic Data Processing, Inc.	3,900	172
BMC Software, Inc. *	1,600	35
CA, Inc.	3,825	97
Citrix Systems, Inc. *	1,200	48
Computer Sciences Corp. *	1,090	64
Compuware Corp. *	2,400	18

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
Convergys Corp. *	869	17
Electronic Arts, Inc. *	1,792	102
Electronic Data Systems Corp.	3,100	84
First Data Corp.	5,704	272
Fiserv, Inc. *	1,200	54
Intuit, Inc. *	1,327	72
Microsoft Corp.	61,390	1,483
Novell, Inc. *	2,200	18
Oracle Corp. *	25,722	375
Parametric Technology Corp. *	720	11
Paychex, Inc.	2,475	100
Sabre Holdings Corp., Class A	922	21
Symantec Corp. *	8,018	131
Unisys Corp. *	2,100	13
VeriSign, Inc. *	1,600	38
Yahoo! Inc. *	8,400	275
		3,718
Technology Hardware & Equipment 1.0%		
ADC Telecommunications, Inc. *	714	16
Agilent Technologies, Inc. *	2,917	112
Andrew Corp. *	1,025	11
Apple Computer, Inc. *	5,430	382
Avaya, Inc. *	2,775	33
Ciena Corp. *	2,100	9
Cisco Systems, Inc. *	42,100	882
Comverse Technology, Inc. *	1,000	23
Corning, Inc. *	9,550	264
Dell, Inc. *	16,500	432
EMC Corp. *	15,562	210
Gateway, Inc. *	2,100	5
Hewlett-Packard Co.	19,724	641
International Business Machines Corp.	10,800	889
Jabil Circuit, Inc.	1,341	52
JDS Uniphase Corp. *	8,464	30
Lexmark International, Inc., Class A *	800	39
Lucent Technologies, Inc. *	26,905	75
Molex, Inc.	1,250	46
Motorola, Inc.	16,150	345
NCR Corp. *	1,200	47
Network Appliance, Inc. *	2,000	74
QLogic Corp. *	1,170	24
Qualcomm, Inc.	10,760	552
Sanmina — SCI Corp. *	3,400	18
Solectron Corp. *	5,300	21
Sun Microsystems, Inc. *	20,800	104
Symbol Technologies, Inc.	1,366	15
Tektronix, Inc.	500	18
Tellabs, Inc. *	2,700	43
Xerox Corp. *	5,200	73
		5,485
Telecommunication Services 0.5%		
Alltel Corp.	2,510	162
AT&T Corp.	25,639	672
BellSouth Corp.	11,900	402
CenturyTel, Inc.	900	34
Citizens Communications Co.	1,732	23
Qwest Communications International, Inc. *	10,622	71
Sprint Corp. (FON Group)	18,876	468
Verizon Communications, Inc.	17,836	589
		2,421
Transportation 0.3%		
Burlington Northern Santa Fe Corp.	2,500	199
CSX Corp.	1,500	103
Delta Air Lines, Inc. *	900	1
FedEx Corp.	1,960	225
Norfolk Southern Corp.	2,500	135
Ryder Systems, Inc.	400	21
Southwest Airlines Co.	5,137	83
Union Pacific Corp.	1,700	155
United Parcel Service, Inc., Class B	7,385	599
		1,521
Utilities 0.4%		
Allegheny Energy, Inc. *	720	26
Ameren Corp.	1,200	60
American Electric Power Co., Inc.	2,580	86
CenterPoint Energy, Inc.	1,924	23
CMS Energy Corp. *	700	9
Consolidated Edison, Inc.	1,500	65
Constellation Energy Group, Inc.	1,000	55

 See financial notes.

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Dominion Resources, Inc.	2,167	162
DTE Energy Co.	1,000	41
Duke Energy Corp.	7,512	219
Dynegy, Inc., Class A *	2,100	10
Edison International	2,200	89
Entergy Corp.	1,500	105
Exelon Corp.	4,324	234
FirstEnergy Corp.	2,030	103
FPL Group, Inc.	2,600	103
KeySpan Corp.	900	36
Nicor, Inc.	300	12
NiSource, Inc.	1,651	35
Peoples Energy Corp.	200	7
PG&E Corp.	2,700	108
Pinnacle West Capital Corp.	600	24
PPL Corp.	2,000	58
Progress Energy, Inc.	1,593	68
Public Service Enterprise Group, Inc.	1,500	94
Sempra Energy	1,360	63
TECO Energy, Inc.	900	14
The AES Corp. *	3,200	54
The Southern Co.	4,500	145
TXU Corp.	3,164	157
Xcel Energy, Inc.	2,585	49
		2,314

Other Investment Companies 84.8% of net assets		
Schwab Institutional Select S&P 500 Fund (a)	7,758,350	80,299
Schwab International Index Fund, Select Shares (a)	4,101,934	83,228
Schwab Small-Cap Index Fund, Select Shares (a)	3,085,609	79,516

Security	Number of Shares	Value ($ x 1,000)
Schwab Total Bond Market Fund (a)	18,876,116	182,344
Schwab Value Advantage Money Fund, Institutional Shares (a)	21,725,917	21,726
		447,113

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.5% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	2,549	**2,549**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $427,587, and the unrealized appreciation and depreciation were $108,096 and ($7,697), respectively, with net unrealized appreciaton of $100,399.

* Non-income producing security.

(a) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities
As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $374,914)		$447,113
Investments, at value (cost $49,928)		80,872
Cash		9
Receivables:		
Fund shares sold		363
Dividends		812
Interest		1
Prepaid expenses	+	11
Total assets		**529,181**

Liabilities

Payables:		
Investments bought		690
Investment adviser and administrator fees		9
Transfer agent and shareholder services fees		11
Trustee fees		1
Fund shares redeemed		868
Accrued expenses	+	65
Total liabilities		**1,644**

Net Assets

Total assets		529,181
Total liabilities	-	1,644
Net assets		**$527,537**

Net Assets by Source

Capital received from investors	418,544
Net investment income not yet distributed	1,893
Net realized capital gains	3,957
Net unrealized capital gains	103,143

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$527,537		32,233		$16.37

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$8,272
Dividends		630
Interest	+	38
Total Investment Income		**8,940**

Net Realized Gains and Losses

Net realized gains on sales of affiliated underlying funds		4,165
Net realized gains received from affiliated underlying funds		1,008
Net realized gains on investments	+	1,432
Net realized gains		**6,605**

Net Unrealized Gains and Losses

Net unrealized gains on affiliated underlying funds		22,469
Net unrealized gains on investments	+	6,110
Net unrealized gains		**28,579**

Expenses

Investment adviser and administrator fees		1,141
Transfer agent and shareholder service fees		652
Trustees' fees		4
Custodian fees		10
Portfolio accounting fees		25
Professional fees		16
Registration fees		10
Shareholder reports		35
Other expenses	+	4
Total expenses		1,897
Expense reduction	-	593
Net expenses		**1,304**

Increase in Net Assets from Operations

Total investment income		8,940
Net expenses	-	1,304
Net investment income		**7,636**
Net realized gains		6,605
Net unrealized gains	+	28,579
Increase in net assets from operations		**$42,820**

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for the current period are unaudited.

Operations

		11/1/05-4/30/06	11/1/04-10/31/05
Net investment income		$7,636	$11,810
Net realized gains		6,605	17,247
Net unrealized gains	+	28,579	10,119
Increase in net assets from operations		**42,820**	**39,176**

Distributions Paid

Dividends from net investment income		11,244	10,162
Distributions from net realized gains	+	1,491	–
Total distributions		**$12,735**	**$10,162**

Transactions in Fund Shares

		11/1/05-4/30/06		11/1/04-10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold		1,791	$28,607	5,057	$76,535
Shares reinvested		779	12,213	651	9,764
Shares redeemed	+	(3,919)	(62,456)	(9,036)	(137,415)
Net transactions in fund shares		**(1,349)**	**($21,636)**	**(3,328)**	**($51,116)**

Shares Outstanding and Net Assets

		11/1/05-4/30/06		11/1/04-10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		33,582	$519,088	36,910	$541,190
Total increase or decrease	+	(1,349)	8,449	(3,328)	(22,102)
End of period		**32,233**	**$527,537**	**33,582**	**$519,088**
Net investment income not yet distributed			**$1,893**		**$5,501**

 See financial notes.

Schwab MarketTrack Conservative Portfolio™

Financial Statements

Financial Highlights

Investor Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	13.42	13.09	12.53	11.37	12.22	13.12
Income or loss from investment operations:						
Net investment income	0.28	0.36	0.34	0.29	0.40	0.49
Net realized and unrealized gains or losses	0.49	0.32	0.57	1.16	(0.78)	(0.80)
Total income or loss from investment operations	0.77	0.68	0.91	1.45	(0.38)	(0.31)
Less distributions:						
Dividends from net investment income	(0.24)	(0.35)	(0.35)	(0.29)	(0.41)	(0.50)
Distributions from net realized gains	(0.01)	–	–	–	(0.06)	(0.09)
Total distributions	(0.25)	(0.35)	(0.35)	(0.29)	(0.47)	(0.59)
Net asset value at end of period	13.94	13.42	13.09	12.53	11.37	12.22
Total return (%)	5.76[2]	5.24	7.38	12.98	(3.29)	(2.39)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[1]	0.50[3]	0.50	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.73[3]	0.75	0.75	0.75	0.76	0.77
Net investment income	3.45[3]	2.67	2.70	2.44	3.17	3.85
Portfolio turnover rate	5[2]	9	10	17	32	15
Net assets, end of period ($ x 1,000,000)	230	300	290	289	263	211

* Unaudited.

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[2] Not annualized.

[3] Annualized.

Financial Statements

Financial Highlights

P Shares	4/6/06[1]– 4/30/06*
Per-Share Data ($)	
Net asset value at beginning of period	13.93
Income or loss from investment operations:	
Net investment income	0.03
Net realized and unrealized gains or losses	(0.02)
Total income or loss from investment operations	0.01
Net asset value at end of period	13.94
Total return (%)	0.07[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses[2]	0.35[4]
Gross operating expenses[2]	0.59[4]
Net investment income	2.62[4]
Portfolio turnover rate	5[3]
Net assets, end of period ($ x 1,000,000)	85

* Unaudited.

[1] Commencement of operations.

[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[3] Not annualized.

[4] Annualized.

See financial notes.

Portfolio Holdings as of April 30, 2006 unaudited

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
5.9% Common Stock	12,252	18,374
94.4% Other Investment Companies	262,021	297,118
100.3% Total Investments	274,273	315,492
(0.3)% Other Assets and Liabilities, Net		(887)
100.0% Total Net Assets		314,605

Security	Number of Shares	Value ($ x 1,000)

Common Stock 5.9% of net assets

Automobiles & Components 0.0%

Security	Number of Shares	Value
Cooper Tire & Rubber Co.	100	1
Ford Motor Co.	2,921	20
General Motors Corp.	825	19
Goodyear Tire & Rubber Co. *	300	4
Harley-Davidson, Inc.	500	26
Johnson Controls, Inc.	300	25
		95

Security	Number of Shares	Value ($ x 1,000)
Banks 0.3%		
AmSouth Bancorp	600	17
BB&T Corp.	850	37
Comerica, Inc.	300	17
Compass Bancshares, Inc.	190	10
Countrywide Financial Corp.	798	32
Fannie Mae	1,475	75
Fifth Third Bancorp	867	35
First Horizon National Corp.	200	8
Freddie Mac	1,000	61
Golden West Financial Corp.	500	36
Huntington Bancshares, Inc.	423	10
KeyCorp	700	27
M&T Bank Corp.	199	24
Marshall & Ilsley Corp.	322	15
MGIC Investment Corp.	150	11
National City Corp.	950	35
North Fork Bancorp, Inc.	750	23
PNC Financial Services Group, Inc.	400	29
Regions Financial Corp.	670	24
Sovereign Bancorp, Inc.	400	9
SunTrust Banks, Inc.	500	39
Synovus Financial Corp.	400	11
U.S. Bancorp	2,922	92
Wachovia Corp.	2,445	146
Washington Mutual, Inc.	1,491	67
Wells Fargo & Co.	2,560	176
Zions Bancorp	100	8
		1,074
Capital Goods 0.5%		
3M Co.	1,200	103
American Power Conversion Corp.	225	5
American Standard Cos., Inc.	300	13
Caterpillar, Inc.	1,100	83
Cooper Industries Ltd., Class A	150	14
Cummins, Inc.	100	11
Danaher Corp.	500	32
Deere & Co.	400	35
Dover Corp.	300	15
Eaton Corp.	200	15
Emerson Electric Co.	650	55

Security	Number of Shares	Value ($ x 1,000)
Fluor Corp.	100	9
General Dynamics Corp.	600	39
General Electric Co.	16,490	570
Goodrich Corp.	200	9
Honeywell International, Inc.	1,275	54
Illinois Tool Works, Inc.	350	36
Ingersoll-Rand Co., Class A	500	22
ITT Industries, Inc.	300	17
L-3 Communications Holdings, Inc.	200	16
Lockheed Martin Corp.	700	53
Masco Corp.	700	22
Navistar International Corp. *	100	3
Northrop Grumman Corp.	514	34
PACCAR, Inc.	300	22
Pall Corp.	200	6
Parker Hannifin Corp.	150	12
Raytheon Co.	600	27
Rockwell Automation, Inc.	300	22
Rockwell Collins, Inc.	300	17
Textron, Inc.	200	18
The Boeing Co.	1,246	104
Tyco International Ltd.	3,013	79
United Technologies Corp.	1,600	101
W.W. Grainger, Inc.	100	8
		1,681

Commercial Services & Supplies 0.1%

Security	Number of Shares	Value ($ x 1,000)
Allied Waste Industries, Inc. *	500	7
Avery Dennison Corp.	200	12
Cendant Corp.	1,459	25
Cintas Corp.	260	11
Equifax, Inc.	200	8
Monster Worldwide, Inc. *	191	11
Pitney Bowes, Inc.	400	17
R.R. Donnelley & Sons Co.	300	10
Robert Half International, Inc.	300	13
Waste Management, Inc.	907	34
		148

Consumer Durables & Apparel 0.1%

Security	Number of Shares	Value ($ x 1,000)
Black & Decker Corp.	100	9
Brunswick Corp.	100	4
Centex Corp.	200	11
Coach, Inc. *	600	20
D.R. Horton, Inc.	420	13
Eastman Kodak Co.	500	13
Fortune Brands, Inc.	200	16
Harman International Industries, Inc.	100	9
Hasbro, Inc.	325	6
Jones Apparel Group, Inc.	200	7
KB Home	200	12
Leggett & Platt, Inc.	300	8
Lennar Corp., Class A	200	11
Liz Claiborne, Inc.	200	8
Mattel, Inc.	650	11
Newell Rubbermaid, Inc.	436	12
Nike, Inc., Class B	300	25
Pulte Homes, Inc.	400	15
Snap-On, Inc.	100	4
The Stanley Works	100	5
VF Corp.	200	12
Whirlpool Corp.	111	10
		241

Consumer Services 0.1%

Security	Number of Shares	Value ($ x 1,000)
Apollo Group, Inc., Class A *	250	14
Carnival Corp.	820	38
Darden Restaurants, Inc.	300	12
H&R Block, Inc.	600	14
Harrah's Entertainment, Inc.	200	16
Hilton Hotels Corp.	600	16
International Game Technology	556	21
Marriott International, Inc., Class A	300	22
McDonald's Corp.	2,000	69
Starbucks Corp. *	1,120	42
Starwood Hotels & Resorts Worldwide, Inc.	300	17
Wendy's International, Inc.	200	12
YUM! Brands, Inc.	480	25
		318

Diversified Financials 0.6%

Security	Number of Shares	Value ($ x 1,000)
American Express Co.	1,820	98
Ameriprise Financial, Inc.	364	18
Bank of America Corp.	7,142	356

Security	Number of Shares	Value ($ x 1,000)
Capital One Financial Corp.	450	39
CIT Group, Inc.	300	16
Citigroup, Inc.	8,082	404
E*TRADE Financial Corp. *	600	15
Federated Investors, Inc., Class B	200	7
Franklin Resources, Inc.	200	18
Janus Capital Group, Inc.	400	8
JPMorgan Chase & Co.	5,352	243
Lehman Brothers Holdings, Inc.	400	60
Mellon Financial Corp.	700	26
Merrill Lynch & Co., Inc.	1,500	114
Moody's Corp.	400	25
Morgan Stanley	1,630	105
Northern Trust Corp.	300	18
SLM Corp.	650	34
State Street Corp.	500	33
T. Rowe Price Group, Inc.	200	17
The Bank of New York Co., Inc.	1,200	42
The Bear Stearns Cos., Inc.	145	21
The Charles Schwab Corp. (a)	2,125	38
The Goldman Sachs Group, Inc.	728	117
		1,872

Energy 0.6%

Security	Number of Shares	Value ($ x 1,000)
Amerada Hess Corp. *	100	14
Anadarko Petroleum Corp.	367	38
Apache Corp.	462	33
Baker Hughes, Inc.	470	38
BJ Services Co.	400	15
Chesapeake Energy Corp.	500	16
ChevronTexaco Corp.	3,520	215
ConocoPhillips	2,596	174
Devon Energy Corp.	700	42
El Paso Corp.	769	10
EOG Resources, Inc.	360	25
Exxon Mobil Corp.	9,918	626
Halliburton Co.	714	56
Hugoton Royalty Trust	32	1
Kerr-McGee Corp.	123	12
Kinder Morgan, Inc.	176	15
Marathon Oil Corp.	523	42
Murphy Oil Corp.	300	15

Security	Number of Shares	Value ($ x 1,000)
Nabors Industries Ltd. *	400	15
National-Oilwell Varco, Inc. *	270	19
Noble Corp.	200	16
Occidental Petroleum Corp.	600	62
Rowan Cos., Inc.	100	4
Schlumberger Ltd.	1,800	124
Sunoco, Inc.	200	16
Transocean, Inc. *	474	38
Valero Energy Corp.	1,000	65
Weatherford International, Ltd. *	440	23
Williams Cos., Inc.	700	15
XTO Energy, Inc.	533	23
		1,807

Food & Staples Retailing 0.1%

Security	Number of Shares	Value ($ x 1,000)
Albertson's, Inc.	652	17
Costco Wholesale Corp.	700	38
CVS Corp.	1,200	36
Kroger Co.	1,200	24
Safeway, Inc.	650	16
Supervalu, Inc.	200	6
Sysco Corp.	1,000	30
Wal-Mart Stores, Inc.	3,900	176
Walgreen Co.	1,600	67
Whole Foods Market, Inc.	100	6
Winn-Dixie Stores, Inc. *	300	—
		416

Food, Beverage & Tobacco 0.3%

Security	Number of Shares	Value ($ x 1,000)
Altria Group, Inc.	3,220	236
Anheuser-Busch Cos., Inc.	1,200	53
Archer-Daniels-Midland Co.	1,014	37
Brown-Forman Corp., Class B	150	11
Campbell Soup Co.	300	10
Coca-Cola Enterprises, Inc.	700	14
ConAgra Foods, Inc.	800	18
Constellation Brands, Inc., Class A *	300	7
General Mills, Inc.	582	29
H.J. Heinz Co.	600	25
Kellogg Co.	400	19
McCormick & Co., Inc.	200	7
Molson Coors Brewing Co., Class B	50	4
PepsiCo, Inc.	2,560	149

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
Reynolds American, Inc.	137	15
Sara Lee Corp.	1,200	21
The Coca-Cola Co.	3,220	135
The Hershey Co.	400	21
The Pepsi Bottling Group, Inc.	350	11
Tyson Foods, Inc., Class A	400	6
UST, Inc.	300	13
Wm. Wrigley Jr. Co.	300	14
Wm. Wrigley Jr. Co., Class B	75	4
		859
Health Care Equipment & Services 0.3%		
Aetna, Inc.	888	34
AmerisourceBergen Corp.	400	17
Bausch & Lomb, Inc.	100	5
Baxter International, Inc.	900	34
Becton Dickinson & Co.	400	25
Biomet, Inc.	450	17
Boston Scientific Corp. *	2,108	49
C.R. Bard, Inc.	200	15
Cardinal Health, Inc.	650	44
Caremark Rx, Inc.	581	26
CIGNA Corp.	200	21
Coventry Health Care, Inc. *	300	15
Express Scripts, Inc. *	200	16
HCA, Inc.	600	26
Health Management Associates, Inc., Class A	400	8
Hospira, Inc. *	240	9
Humana, Inc. *	200	9
IMS Health, Inc.	350	10
Laboratory Corp. of America Holdings *	200	11
Manor Care, Inc.	100	4
McKesson Corp.	422	21
Medco Health Solutions, Inc. *	422	22
Medtronic, Inc.	1,800	90
Patterson Cos., Inc. *	200	7
Quest Diagnostics	278	16
St. Jude Medical, Inc. *	500	20
Stryker Corp.	602	26
Tenet Healthcare Corp. *	750	6
UnitedHealth Group, Inc.	2,000	100

Security	Number of Shares	Value ($ x 1,000)
WellPoint, Inc. *	900	64
Zimmer Holdings, Inc. *	350	22
		789
Household & Personal Products 0.1%		
Alberto-Culver Co., Class B	150	7
Avon Products, Inc.	700	23
Clorox Co.	300	19
Colgate-Palmolive Co.	800	47
Kimberly-Clark Corp.	756	44
Procter & Gamble Co.	5,362	312
The Estee Lauder Cos., Inc., Class A	100	4
		456
Insurance 0.3%		
ACE Ltd.	400	22
AFLAC, Inc.	800	38
AMBAC Financial Group, Inc.	162	13
American International Group, Inc.	3,979	260
AON Corp.	475	20
Cincinnati Financial Corp.	330	14
Genworth Financial, Inc., Class A	300	10
Lincoln National Corp.	502	29
Loews Corp.	300	32
Marsh & McLennan Cos., Inc.	800	25
MBIA, Inc.	200	12
Metlife, Inc.	1,178	61
Principal Financial Group, Inc.	550	28
Prudential Financial, Inc.	800	63
SAFECO Corp.	200	11
The Allstate Corp.	1,100	62
The Chubb Corp.	600	31
The Hartford Financial Services Group, Inc.	425	39
The Progressive Corp.	350	38
The St. Paul Travelers Cos., Inc.	1,006	44
Torchmark Corp.	200	12
UnumProvident Corp.	346	7
XL Capital Ltd., Class A	200	13
		884
Materials 0.2%		
Air Products & Chemicals, Inc.	300	21

Security	Number of Shares	Value ($ x 1,000)
Alcoa, Inc.	1,312	44
Allegheny Technologies, Inc.	146	10
Ashland, Inc.	100	7
Ball Corp.	200	8
Bemis Co.	200	6
E.I. du Pont de Nemours & Co.	1,525	67
Eastman Chemical Co.	100	5
Ecolab, Inc.	400	15
Engelhard Corp.	200	8
Freeport-McMoran Copper & Gold, Inc., Class B	300	19
Hercules, Inc. *	200	3
International Flavors & Fragrances, Inc.	200	7
International Paper Co.	739	27
Louisiana-Pacific Corp.	100	3
MeadWestvaco Corp.	294	8
Monsanto Co.	332	28
Newmont Mining Corp.	643	38
Nucor Corp.	200	22
Pactiv Corp. *	300	7
Phelps Dodge Corp.	270	23
PPG Industries, Inc.	250	17
Praxair, Inc.	500	28
Rohm & Haas Co.	373	19
Sealed Air Corp.	153	8
Sigma-Aldrich Corp.	100	7
Temple-Inland, Inc.	200	9
The Dow Chemical Co.	1,372	56
Tronox, Inc., Class B	24	—
United States Steel Corp.	100	7
Vulcan Materials Co.	200	17
Weyerhaeuser Co.	350	25
		569

Media 0.2%

Security	Number of Shares	Value ($ x 1,000)
CBS Corp., Class B	1,330	34
Clear Channel Communications, Inc.	967	28
Comcast Corp., Class A *	3,463	107
Dow Jones & Co., Inc.	100	4
Gannett Co., Inc.	400	22
Interpublic Group of Cos., Inc. *	600	6
Knight-Ridder, Inc.	100	6

Security	Number of Shares	Value ($ x 1,000)
McGraw-Hill Cos., Inc.	600	33
Meredith Corp.	100	5
New York Times Co., Class A	200	5
News Corp., Inc., Class A	3,880	66
Omnicom Group, Inc.	300	27
The E.W. Scripps Co., Class A	100	5
The Walt Disney Co.	3,077	86
Time Warner, Inc.	7,280	127
Tribune Co.	500	14
Univision Communications, Inc., Class A *	519	18
Viacom, Inc., Class B *	1,330	53
		646

Pharmaceuticals & Biotechnology 0.5%

Security	Number of Shares	Value ($ x 1,000)
Abbott Laboratories	2,400	103
Allergan, Inc.	200	21
Amgen, Inc. *	1,952	132
Applied Biosystems Group - Applera Corp.	300	9
Barr Pharmaceuticals, Inc. *	200	12
Biogen Idec, Inc. *	480	22
Bristol-Myers Squibb Co.	3,000	76
Eli Lilly & Co.	1,725	91
Fisher Scientific International, Inc. *	163	11
Forest Laboratories, Inc. *	550	22
Genzyme Corp. *	325	20
Gilead Sciences, Inc. *	650	37
Johnson & Johnson	4,622	271
King Pharmaceuticals, Inc. *	366	6
MedImmune, Inc. *	400	13
Merck & Co., Inc.	3,400	117
Millipore Corp. *	100	7
Mylan Laboratories, Inc.	400	9
PerkinElmer, Inc.	200	4
Pfizer, Inc.	11,557	293
Schering-Plough Corp.	2,300	44
Thermo Electron Corp. *	200	8
Waters Corp. *	200	9
Watson Pharmaceuticals, Inc. *	200	6
Wyeth	2,000	97
		1,440

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
Real Estate 0.0%		
Apartment Investment & Management Co., Class A	100	4
Archstone-Smith Trust	300	15
Equity Office Properties Trust	600	19
Equity Residential	400	18
Host Hotels & Resorts, Inc.	184	4
Plum Creek Timber Co., Inc.	300	11
ProLogis	300	15
Public Storage, Inc.	100	8
Simon Property Group, Inc.	300	25
Vornado Realty Trust	200	19
		138
Retailing 0.2%		
Amazon.com, Inc. *	300	11
AutoNation, Inc. *	500	11
AutoZone, Inc. *	150	14
Bed, Bath & Beyond, Inc. *	400	15
Best Buy Co., Inc.	675	38
Big Lots, Inc. *	200	3
Circuit City Stores, Inc.	300	9
Dillards, Inc., Class A	200	5
Dollar General Corp.	515	9
eBay, Inc. *	1,708	59
Family Dollar Stores, Inc.	300	8
Federated Department Stores, Inc.	455	35
Genuine Parts Co.	250	11
Home Depot, Inc.	3,450	138
J.C. Penney Co., Inc.	400	26
Kohl's Corp. *	500	28
Limited Brands, Inc.	739	19
Lowe's Cos., Inc.	1,200	76
Nordstrom, Inc.	400	15
Office Depot, Inc. *	600	24
OfficeMax, Inc.	100	4
RadioShack Corp.	300	5
Sears Holdings Corp. *	154	22
Staples, Inc.	1,125	30
Target Corp.	1,400	74
The Gap, Inc.	1,362	25
The Sherwin-Williams Co.	200	10
The TJX Cos., Inc.	800	19

Security	Number of Shares	Value ($ x 1,000)
Tiffany & Co.	250	9
		752
Semiconductors & Semiconductor Equipment 0.2%		
Advanced Micro Devices, Inc. *	560	18
Altera Corp. *	510	11
Analog Devices, Inc.	600	23
Applied Materials, Inc.	2,600	47
Applied Micro Circuits Corp. *	455	2
Broadcom Corp., Class A *	738	30
Freescale Semiconductor, Inc., Class B *	404	13
Intel Corp.	9,800	196
KLA-Tencor Corp.	300	14
Linear Technology Corp.	500	18
LSI Logic Corp. *	500	5
Maxim Integrated Products, Inc.	500	17
Micron Technology, Inc. *	900	15
National Semiconductor Corp.	600	18
Novellus Systems, Inc. *	250	6
Nvidia Corp. *	400	12
PMC - Sierra, Inc. *	300	4
Teradyne, Inc. *	300	5
Texas Instruments, Inc.	2,700	94
Xilinx, Inc.	500	14
		562
Software & Services 0.3%		
Adobe Systems, Inc. *	800	31
Affiliated Computer Services, Inc., Class A *	203	11
Autodesk, Inc. *	400	17
Automatic Data Processing, Inc.	900	40
BMC Software, Inc. *	400	9
CA, Inc.	850	22
Citrix Systems, Inc. *	300	12
Computer Sciences Corp. *	258	15
Compuware Corp. *	600	5
Convergys Corp. *	174	3
Electronic Arts, Inc. *	424	24
Electronic Data Systems Corp.	700	19
First Data Corp.	1,392	66
Fiserv, Inc. *	300	14
Intuit, Inc. *	313	17

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Microsoft Corp.	14,420	348
Novell, Inc. *	500	4
Oracle Corp. *	5,988	87
Parametric Technology Corp. *	200	3
Paychex, Inc.	525	21
Sabre Holdings Corp., Class A	244	6
Symantec Corp. *	1,678	27
Unisys Corp. *	500	3
VeriSign, Inc. *	300	7
Yahoo! Inc. *	2,000	66
		877

Technology Hardware & Equipment 0.4%

Security	Number of Shares	Value ($ x 1,000)
ADC Telecommunications, Inc. *	142	3
Agilent Technologies, Inc. *	710	27
Andrew Corp. *	100	1
Apple Computer, Inc. *	1,200	84
Avaya, Inc. *	618	7
Ciena Corp. *	500	2
Cisco Systems, Inc. *	9,930	208
Comverse Technology, Inc. *	300	7
Corning, Inc. *	2,250	62
Dell, Inc. *	3,850	101
EMC Corp. *	3,650	49
Gateway, Inc. *	500	1
Hewlett-Packard Co.	4,703	153
International Business Machines Corp.	2,500	206
Jabil Circuit, Inc.	322	13
JDS Uniphase Corp. *	2,010	7
Lexmark International, Inc., Class A *	200	10
Lucent Technologies, Inc. *	7,019	20
Molex, Inc.	250	9
Motorola, Inc.	3,666	78
NCR Corp. *	400	16
Network Appliance, Inc. *	500	19
QLogic Corp. *	276	6
Qualcomm, Inc.	2,400	123
Sanmina — SCI Corp. *	800	4
Solectron Corp. *	1,000	4
Sun Microsystems, Inc. *	5,000	25
Symbol Technologies, Inc.	322	3

Security	Number of Shares	Value ($ x 1,000)
Tektronix, Inc.	200	7
Tellabs, Inc. *	600	10
Xerox Corp. *	1,200	17
		1,282

Telecommunication Services 0.2%

Security	Number of Shares	Value ($ x 1,000)
Alltel Corp.	500	32
AT&T Corp.	5,945	156
BellSouth Corp.	2,750	93
CenturyTel, Inc.	250	9
Citizens Communications Co.	410	6
Qwest Communications International, Inc. *	2,524	17
Sprint Corp. (FON Group)	4,454	111
Verizon Communications, Inc.	4,188	138
		562

Transportation 0.1%

Security	Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp.	600	48
CSX Corp.	300	21
Delta Air Lines, Inc. *	200	—
FedEx Corp.	460	53
Norfolk Southern Corp.	600	32
Ryder Systems, Inc.	100	5
Southwest Airlines Co.	1,218	20
Union Pacific Corp.	400	36
United Parcel Service, Inc., Class B	1,712	139
		354

Utilities 0.2%

Security	Number of Shares	Value ($ x 1,000)
Allegheny Energy, Inc. *	170	6
Ameren Corp.	300	15
American Electric Power Co., Inc.	580	19
CenterPoint Energy, Inc.	474	6
CMS Energy Corp. *	200	3
Consolidated Edison, Inc.	300	13
Constellation Energy Group, Inc.	200	11
Dominion Resources, Inc.	515	39
DTE Energy Co.	200	8
Duke Energy Corp.	1,876	55
Dynegy, Inc., Class A *	500	2
Edison International	500	20
Entergy Corp.	350	24

Portfolio holdings continued

Security	Number of Shares	Value ($ x 1,000)
Exelon Corp.	1,024	55
FirstEnergy Corp.	533	27
FPL Group, Inc.	600	24
KeySpan Corp.	200	8
Nicor, Inc.	100	4
NiSource, Inc.	376	8
Peoples Energy Corp.	100	4
PG&E Corp.	600	24
Pinnacle West Capital Corp.	100	4
PPL Corp.	600	17
Progress Energy, Inc.	354	15
Public Service Enterprise Group, Inc.	400	25
Sempra Energy	297	14
TECO Energy, Inc.	200	3
The AES Corp. *	800	14
The Southern Co.	1,100	35
TXU Corp.	800	40
Xcel Energy, Inc.	510	10
		552

Other Investment Companies 94.4% of net assets		
Schwab Institutional Select S&P 500 Fund (a)	171,198	1,772
Schwab International Index Fund, Select Shares (a)	1,639,034	33,256
Schwab S&P 500 Index Fund, Select Shares (a)	2,188,262	44,487
Schwab Small-Cap Index Fund, Select Shares (a)	1,243,446	32,044
Schwab Total Bond Market Fund (a)	17,954,323	173,439
Schwab Value Advantage Money Fund, Institutional Shares (a)	12,120,091	12,120
		297,118

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $275,487, and the unrealized appreciation and depreciation were $45,855 and ($5,850), respectively, with net unrealized appreciation of $40,005.

*   Non-income producing security.

(a) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $262,021)	$297,118
Investments, at value (cost $12,252)	18,374
Receivables:	
Fund shares sold	950
Dividends	695
Interest	2
Prepaid expenses	25
Other Assets	+ 97
Total assets	**317,261**

Liabilities

Bank overdraft	251
Payables:	
Investments bought	655
Investment adviser and administrator fees	5
Transfer agent and shareholder services fees	5
Trustee fees	1
Fund shares redeemed	+ 1,739
Total liabilities	**2,656**

Net Assets

Total assets	317,261
Total liabilities	- 2,656
Net assets	**$314,605**

Net Assets by Source

Capital received from investors	271,350
Net investment income not yet distributed	548
Net realized capital gains	1,488
Net unrealized capital gains	41,219

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$229,585		16,473		$13.94
P Shares	$85,020		6,100		$13.94

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income		
Dividends received from affiliated underlying funds		$5,235
Dividends		827
Interest	+	40
Total Investment Income		**6,102**
Net Realized Gains and Losses		
Net realized gains on sales of affiliated underlying funds		1,499
Net realized gains received from affiliated underlying funds		657
Net realized gains on investments	+	**462**
Net realized gains		**2,618**
Net Unrealized Gains and Losses		
Net unrealized gains on affiliated underlying funds		7,984
Net unrealized gains on investments	+	1,425
Net unrealized gains		**9,409**
Expenses		
Investment adviser and administrator fees		685
Transfer agent and shareholder service fees:		
Investor Shares		375
P Shares		6
Trustees' fees		4
Custodian fees		6
Portfolio accounting fees		18
Professional fees		16
Registration fees		8
Shareholder reports		14
Other expenses	+	3
Total expenses		1,135
Expense reduction	-	365
Net expenses		**770**
Increase in Net Assets from Operations		
Total investment income		6,102
Net expenses	-	770
Net investment income		**5,332**
Net realized gains		2,618
Net unrealized gains	+	9,409
Increase in net assets from operations		**$17,359**

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current are unaudited

Operations

	11/1/05-4/30/06	11/1/04-10/31/05
Net investment income	$5,332	$8,081
Net realized gains	2,618	2,298
Net unrealized gains	+ 9,409	4,872
Increase in net assets from operations	**17,359**	**15,251**

Distributions Paid

	11/1/05-4/30/06	11/1/04-10/31/05
Dividends from net investment income	$5,385	$7,852
Dividends from net realized gains	+ 202	—
Total distributions	**$5,587**	**$7,852**

Transactions in Fund Shares*

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	2,537	$34,766	4,139	$55,417
P Shares	+ 6,185	86,158	-	-
Total shares sold	**8,722**	**$120,924**	**4,139**	**$55,417**
Shares Reinvested				
Investor Shares	391	$5,347	560	$7,474
P Shares	+ —	—	—	—
Total shares reinvested	**391**	**$5,347**	**560**	**$7,474**
Shares Redeemed				
Investor Shares	(8,834)	($122,632)	(4,489)	($60,077)
P Shares	+ (85)	(1,177)	-	-
Total shares redeemed	**(8,919)**	**($123,809)**	**(4,489)**	**($60,077)**
Net transactions in fund shares	**194**	**$2,462**	**210**	**$2,814**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	22,379	$300,371	22,169	$290,158
Total increase	+ 194	14,234	210	10,213
End of period	**22,573**	**$314,605**	**22,379**	**$300,371**
Net investment income not yet distributed		**$548**		**$601**

* The fund started offering P shares on April 6, 2006.

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds in this report which are highlighted:

Schwab Capital Trust (organized May 7, 1993)

Schwab MartketTrack All Equity Portfolio	Schwab Premier Equity Fund
Schwab MarketTrack Growth Portfolio	Schwab Core Equity Fund
Schwab MarketTrack Balanced Portfolio	Schwab Dividend Equity Fund
Schwab MarketTrack Conservative Portfolio	Schwab Large-Cap Growth Fund
Schwab S&P 500 Index Fund	Schwab Small-Cap Equity Fund
Schwab Institutional Select S&P 500 Fund	Schwab Hedged Equity Fund
Schwab Small-Cap Index Fund	Schwab Financial Services Fund
Schwab Total Stock Market Index Fund	Schwab Health Care Fund
Schwab International Index Fund	Schwab Technology Fund
Laudus U.S. MarketMasters Fund	Schwab Target 2010 Fund
Laudus Small-Cap MarketMasters Fund	Schwab Target 2020 Fund
Laudus International MarketMasters Fund	Schwab Target 2030 Fund
Schwab Viewpoints Fund	Schwab Target 2040 Fund
	Schwab Retirement Income Fund

Both Schwab MarketTrack Growth Portfolio and Schwab MarketTrack Conservative Portfolio offer two share classes: Investor Shares and P Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab MarketTrack All Equity Portfolio and Schwab MarketTrack Balanced Portfolio each offer one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

(a) Security Valuation:

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

2. Significant Accounting Policies (continued)

• **Securities for which no quoted value is available or when a significant event has occurred between the time of the security's last close and the time the fund calculates net asset value:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Underlying funds:** valued at their respective net asset values as determined by those funds, in accordance with the Investment Company Act of 1940.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

(b) Portfolio Investments:

Futures Contract: The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

2. Significant Accounting Policies (continued)

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

For the period ended April 30, 2006, purchases and sales of securities (excluding short-term obligations) were as follows:

	Purchases	Sales/Maturities
MarketTrack All Equity Portfolio	$19,790	$25.486
MarketTrack Growth Portfolio	33,283	34.368
MarketTrack Balanced Portfolio	24,713	49.255
MarketTrack Conservative Portfolio	20,297	14,581

(d) Income, Expenses and Distributions:

Income from interest and the accretion of discount is recorded as it accrues. Dividends and distributions from portfolio securities and underlying funds are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds pay dividends from net investment income and make distributions from net realized capital gains once a year, except for the Conservative Portfolio, which makes income distributions quarterly.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

(e) Early Redemption Fees:

The funds may impose a short-term redemption fee on any fund shares that are redeemed or exchanged by a shareholder within a specified number of days of the purchase date. For shares purchased after 4/29/05, the funds charge 2.00% redemption fees on shares (excluding P shares) held 30 days or less. Such amounts are net of the redemption fee proceeds on the Statement of Changes in Net Assets. The redemption fees charged during the current and prior fiscal years were:

2. Significant Accounting Policies (continued)

	Current Period	Prior Period
MarketTrack All Equity Portfolio	$2	$8
MarketTrack Growth Portfolio		
Investor Shares	3	10
MarketTrack Balanced Portfolio	—	5
MarketTrack Conservative Portfolio		
Investor Shares	2	3

(f) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 4/30/06 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted Average Interest Rate* (%)
MarketTrack All Equity Portfolio	—	1,350	4.76
MarketTrack Growth Portfolio	—	2,020	4.75
MarketTrack Balanced Portfolio	—	464	4.74
MarketTrack Conservative Portfolio	105	105	5.17

* Based on the number of days for which the borrowing is outstanding.

(g) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(h) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to each fund, the investment adviser is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

Average daily net assets	MarketTrack All Equity Portfolio	MarketTrack Growth Portfolio	MarketTrack Balanced Portfolio	MarketTrack Conservative Portfolio
First $500 million	0.44%	0.44%	0.44%	0.44%
Over $500 million	0.39%	0.39%	0.39%	0.39%

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

	Transfer Agent Fees	Shareholder Service Fees
Investor Shares	0.05%	0.20%
P Shares*	0.05%	0.05%

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through February 27, 2007, as follows:

	MarketTrack All Equity Portfolio	MarketTrack Growth Portfolio	MarketTrack Balanced Portfolio	MarketTrack Conservative Portfolio
Investor Shares	0.50%	0.50%	0.50%	0.50%
P Shares*	n/a	0.35%	n/a	0.35%

* P Shares are only offered by MarketTrack Growth Portfolio and MarketTrack Conservative Portfolio.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. As of April 30, 2006, the shares owned by each MarketTrack Portfolio as a percentage of the total shares of the underlying funds are:

	MarketTrack All Equity Portfolio	MarketTrack Growth Portfolio	MarketTrack Balanced Portfolio	MarketTrack Conservative Portfolio
Schwab Equity Index Funds:				
S&P 500 Index Fund	—%	—%	—%	0.6%
Small-Cap Index Fund	7.3%	8.2%	4.5%	1.8%
International Index Fund	9.8%	9.3%	5.1%	2.0%
Schwab Bond Funds:				
Total Bond Market Fund	—%	8.6%	15.0%	14.3%

3. Affiliates and Affiliated Transactions (continued)

	MarketTrack All Equity Portfolio	MarketTrack Growth Portfolio	MarketTrack Balanced Portfolio	MarketTrack Conservative Portfolio
Schwab Institutional Select Funds:				
Institutional Select S&P 500 Index	14.1%	10.4%	4.9%	0.1%
Schwab Money Funds:				
Value Advantage Money Fund	—%	0.1%	0.1%	0.1%

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. As of April 30, 2006, each fund's total security transactions (including in-kind redemptions) with other Schwab Funds were as follows:

MarketTrack All Equity Portfolio	$45,277
MarketTrack Growth Portfolio	65,931
MarketTrack Balanced Portfolio	69,110
MarketTrack Conservative Portfolio	34,061

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

4. Federal Income Taxes

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

As of October 31, 2005, the components of distributable earnings on a tax basis were as follows:

	MarketTrack All Equity Portfolio	MarketTrack Growth Portfolio	MarketTrack Balanced Portfolio	MarketTrack Conservative Portfolio
Undistributed ordinary income	-	$2,892	$5,501	$601
Undistributed long-term capital gains	-	-	$1,490	$202
Unrealized appreciation/depreciation	$34,764	$109,502	$71,917	$30,680

4. Federal Income Taxes (continued)

As of October 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expire	MarketTrack All Equity Portfolio	MarketTrack Growth Portfolio	MarketTrack Balanced Portfolio	MarketTrack Conservative Portfolio
2010	$11,058	—	—	—
2011	13,010	$3,172	—	—
2012	6,944	2,009	—	—
	$31,012	$5,181	$—	$—

The tax-basis components of distributions for the fiscal year ended October 31,2005:

	MarketTrack All Equity Portfolio	MarketTrack Growth Portfolio	MarketTrack Balanced Portfolio	MarketTrack Conservative Portfolio
From ordinary income	$5,060	$9,037	$10,162	$7,852
From long-term capital gains	—	—	—	—
From return of capital	—	—	—	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of October 31, 2005, the funds made the following reclassifications:

	MarketTrack All Equity Portfolio	MarketTrack Growth Portfolio	MarketTrack Balanced Portfolio	MarketTrack Conservative Portfolio
Capital shares	($3)	—	—	—
Undistributed net investment Income	$3	—	—	—
Net realized capital gains and losses	—	—	—	—

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 57 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[2] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Redwood Trust, Inc. (mortgage finance). Board 3—Director, PMI Group, Inc. (mortgage insurance).

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued		
Name and Year of Birth	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[3] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Aphton Corp. (bio-pharmaceuticals). Board 3—Director, Mission West Properties (commercial real estate). Board 4—Director, TOUSA (home building). Board 5—Director, Stratex Networks (network equipment). Board 6—Director, Genitope Corp. (bio-pharmaceuticals). Board 7—Director & Non-Executive Chairman, Solectron Corp. (manufacturing). Board 8—Director, Ditech Communications Corp. (voice communications technology).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Board 1—Board of Cooper Industries (electrical products, tools and hardware). Board 2—Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

71

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Mutual Fund Division, UST Advisers, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Treasurer, Chief Financial Officer and Chief Accounting Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Semiannual Report

April 30, 2006



Laudus MarketMasters Funds™

Laudus U.S. MarketMasters Fund™

Laudus Small-Cap MarketMasters Fund™

Laudus International MarketMasters Fund™

Three distinct Funds, each combining the expertise of leading investment managers with Schwab's overall supervision.

In This Report

Select Shares® are available for the MarketMasters Funds™

The Laudus MarketMasters Funds offer Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab or your financial intermediary to request a tax-free interclass exchange into Select Shares. Select Shares may not be available through financial intermediaries other than Charles Schwab & Co., Inc.

To learn more, please see the Funds' prospectus at **www.laudus.com.** Or, call **1.800.435.4000** to order a prospectus or to speak with a representative.

The Laudus Group of Funds includes the Laudus Rosenberg Funds, which are part of the Laudus Trust and distributed by ALPS Distributor, Inc., and the Laudus MarketMasters Funds, which are part of the Schwab Capital Trust and distributed by Charles Schwab & Co., Inc. Charles Schwab & Co., Inc. (member SIPC) serves as dealer for the Laudus Funds.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Management's Discussion for the six months ended April 30, 2006



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. (CSIM) and is president of each of the Funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for the Laudus MarketMasters Funds for the period ended April 30, 2006. Despite the volatility in the equity markets, the Funds all enjoyed positive returns and outperformed their respective benchmarks.

As part of the Laudus Funds Group, the Laudus MarketMasters Funds provide individual investors access to the proven expertise of an extraordinary line-up of portfolio managers and the ongoing oversight of Charles Schwab Investment Management, Inc. (CSIM). Each Fund is managed by sub-advisors carefully selected by CSIM on the basis of their performance records, industry leadership and innovation.

These Funds take advantage of the strengths of their sub-advisors by bringing together a variety of investment styles under a disciplined approach. We would like to specifically highlight the Laudus International MarketMasters Fund. The Fund's assets grew to over $1.8 billion as of the end of the six-month report period.

I am also pleased to announce that we have added another portfolio manager to our team of investment professionals. Since the beginning of the report period, Caroline Lee has been responsible for the day to day co-management of the Laudus MarketMasters Funds. Prior to joining Schwab, Caroline worked for over seven years in asset management and was responsible for the oversight of multiple sub-advisor relationships.

We continue to search for ways to offer you more choices and deliver tremendous value. Your trust is very important to us and we at Laudus Funds will do all we can to maintain that trust. Thank you for investing with us.

Sincerely,

Past performance is no guarantee of future results.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, has overall responsibility for the management of the Funds. Prior to joining the firm in 1997, he worked for more than eight years in asset allocation and manager selection.

The Investment Environment and the Funds

The markets remained in a steady growth mode over the past six months and ended the period with positive returns. During the report period, oil prices hit highs never seen before and the Federal Reserve (the Fed) continued to raise short-term interest rates to curb inflationary pressures, raising the rate four consecutive times in the six-month period and bringing the benchmark rate up to 4.75%. This was the 15th rate hike over the past two years and remains the longest span of increases since the 1970s.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel and domestic gasoline prices were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Despite recent weaknesses, domestic equity stocks remained near multi-year highs. Reasonable valuations, a solid earnings season, and expectations that the current monetary policy tightening will soon come to an end have helped to support equity prices. Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earn-

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 9.64% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 18.91% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 22.89% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- □ 0.56% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results.
Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.



Caroline Lee, a director and portfolio manager of the investment adviser, co-manages the funds. Prior to joining the firm in November 2005, she worked in asset management for over seven years.

ings continue to rise. Additionally, with the unemployment rate at a healthy 4.7%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last six months, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth moderated in the fourth quarter of 2005, growth rebounded strongly in the first quarter of 2006 and economic fundamentals remained healthy as of the end of the report period.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 9.64% for the six-month period ending April 30, 2006 while the Russell 2000 Index also displayed a positive return of 18.91%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 22.89% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which returned 0.56% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

The Laudus U.S. MarketMasters Fund returned 10.71% versus its benchmark, the S&P 500 Index, which was up 9.64% for the six-month period. TCW Investment Management Company had a positive impact on the Fund and outperformed its benchmark, the Russell Mid-Cap Value Index. Gardner Lewis Asset Management L.P., whose focus is growth, outperformed the Russell 1000 Growth Index, returning 8.53% versus 7.06% largely due to sound stock selection. Harris Associates L.P., the Fund's large-cap value manager, fell short of outperforming the Russell 1000 Value Index as a result of poor security selection and sector allocation. Weak security selection and sector positioning in Consumer Discretionary were the main detractors. Thornburg Investment Management, Inc.'s

Source of Sector Classification: S&P and MSCI.

Performance at a Glance

Total return for the six months ended 4/30/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/marketmasters.

Laudus U.S. MarketMasters Fund™

Investor Shares	**10.71%**
Select Shares®	**10.73%**
Benchmark	**9.64%**
Fund Category[1]	**10.20%**

Performance Details . . . . . pages 5-6

Laudus Small-Cap MarketMasters Fund™

Investor Shares	**18.99%**
Select Shares	**19.18%**
Benchmark	**18.91%**
Fund Category[1]	**18.15%**

Performance Details . . . . . pages 8-9

Laudus International MarketMasters Fund™

Investor Shares	**24.66%**
Select Shares	**24.70%**
Benchmark	**22.89%**
Fund Category[1]	**25.14%**

Performance Details . . . pages 11-12

outperformance relative to the S&P 500 was largely driven by strong stock selection in Telecommunication Services and Health Care.

The Laudus Small-Cap MarketMasters Fund was up 18.99%, outperforming its benchmark, the Russell 2000 Index, which returned 18.91%. The outperformance of three managers outweighed the underperformance of Veredus Asset Management LLC. Managers Tocqueville Asset Management LP, Tamro Capital Partners, LLC and TCW Investment Management Company outperformed their respective benchmarks due to both strong stock selection and robust sector allocation. Veredus lagged the Russell 2000 Growth benchmark as a result of poor security selection primarily in Consumer Discretionary and Health Care sectors.

The Laudus International MarketMasters Fund was up 24.66%, outperforming its benchmark, the MSCI EAFE, which was up 22.89%. The subadvisers performed well during this six-month period, with American Century Global Investment Management, Inc. as a positive outlier. American Century returned 36.36% for the period, versus 22.89% for the MSCI EAFE Index. This was due to strong stock selection in eight out of the ten sectors and robust sector positioning. Small-cap stocks continued to lead large-caps during this period which also fueled American Century's outperformance. Artisan Partners Limited Partnership's outperformance was also driven by stock selection, specifically in Energy and Financials. William Blair & Company, LLC was also helped by solid stock selection in Energy and Information Technology. Robust sector positioning in Telecommunication Services was also additive. Harris Associates L.P. lagged the benchmark marginally as performance was hurt by both weak security selection and sector positioning.

Source of Sector Classification: S&P and MSCI. All Fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the Funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

[1] Source for category information: Morningstar, Inc.

Laudus U.S. MarketMasters Fund™

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWOGX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 11/18/96
Investor Shares	10.71%	17.94%	3.20%	6.76%
S&P 500 Index	9.64%	15.42%	2.70%	7.95%
Morningstar Large-Cap Blend	10.20%	16.91%	2.61%	7.40%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark.

■ $18,562 **Investor Shares**
■ $20,610 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized. Because the Fund was originally an asset allocation Fund with a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Laudus U.S. MarketMasters Fund

Select Shares® Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWMGX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	Since Inception: 6/4/04
Select Shares	10.73%	18.04%	10.06%
S&P 500 Index	9.64%	15.42%	10.71%
Morningstar Large-Cap Blend	10.20%	16.91%	10.88%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $60,040 **Select Shares**
■ $60,715 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
[2] Source for category information: Morningstar, Inc.

Laudus U.S. MarketMasters Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	167
Weighted Average Market Cap ($ x 1,000,000)	$47,809
Price/Earnings Ratio (P/E)	24.0
Price/Book Ratio (P/B)	3.0
Portfolio Turnover Rate	35%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
Gardner Lewis Asset Management L.P.	Large-Cap Growth	29.5%
Harris Associates L.P.	Mid/Large-Cap Value	14.3%
TCW Investment Management Company	Small/Mid-Cap Blend	20.8%
Thornburg Investment Management, Inc.	Large-Cap Blend	34.2%

Top Holdings[3]

Security	% of Net Assets
❶ **Google, Inc.,** Class A	1.6%
❷ **Comcast Corp.**	1.5%
❸ **Goldman Sachs Group, Inc.**	1.4%
❹ **Caremark Rx, Inc.**	1.4%
❺ **Tyco International Ltd.**	1.3%
❻ **NII Holdings, Inc.**	1.3%
❼ **Intel Corp.**	1.3%
❽ **National Semiconductor Corp.**	1.2%
❾ **Dell, Inc.**	1.1%
❿ **Pfizer, Inc.**	1.1%
Total	**13.2%**

Sector Weightings % of Investments

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



23.0%	Information Technology
18.8%	Consumer Discretionary
17.4%	Health Care
15.7%	Financials
6.3%	Energy
5.3%	Industrials
3.8%	Telecommunications Services
3.2%	Materials
2.6%	Consumer Staples
0.6%	Utilities
3.3%	Other

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the Fund based on a ten-factor model for value and growth characteristics. The Fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the Fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Laudus Small-Cap MarketMasters Fund™

Investor Shares Performance as of 4/30/06

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWOSX
■ Benchmark: **Russell 2000® Index**
■ Fund Category: **Morningstar Small-Cap Blend**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark.

■ $19,278 **Investor Shares**
■ $19,327 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized. Because the Fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Laudus Small-Cap MarketMasters Fund

Select Shares® Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

- Fund: **Select Shares** Ticker Symbol: SWMSX
- Benchmark: **Russell 2000® Index**
- Fund Category: **Morningstar Small-Cap Blend**


40%
30%
20%
10%
0%
-10%
-20%
19.18%
18.91%
18.15%
32.30%
33.47%
31.47%
15.76%
17.27%
18.52%
6 Months
1 Year
Since Inception: 6/9/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

- $65,985 **Select Shares**
- $67,630 **Russell 2000® Index**


$75,000
$50,000
$25,000
$0
6/9/04
4/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Laudus Small-Cap MarketMasters Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style

Value   Blend   Growth



Market Cap: Large / Medium / Small

Statistics

Number of Holdings	219
Weighted Average Market Cap ($ x 1,000,000)	$2,282
Price/Earnings Ratio (P/E)	45.4
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate	50%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
TAMRO Capital Partners, LLC	Small-Cap Value	27.2%
TCW Investment Management Company	Small/Mid-Cap Blend	17.3%
Tocqueville Asset Management LP	Small-Cap Blend	13.4%
Veredus Asset Management LLC	Small-Cap Growth	14.8%

Top Holdings[3]

Security	% of Net Assets
❶ **Steelcase Inc.,** Class A	1.5%
❷ **Akamai Technologies, Inc.**	1.3%
❸ **General Cable Corp.**	1.3%
❹ **The Shaw Group, Inc.**	1.3%
❺ **The Hain Celestial Group, Inc.**	1.3%
❻ **URS Corp.**	1.2%
❼ **AirTran Holdings, Inc.**	1.2%
❽ **Beazer Homes USA, Inc.**	1.2%
❾ **Genesco, Inc.**	1.1%
❿ **Baldor Electric Co.**	1.1%
Total	**12.5%**

Sector Weightings % of Investments

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 26.5% Information Technology
- 21.4% Industrials
- 17.0% Consumer Discretionary
- 10.4% Health Care
- 8.0% Financials
- 5.5% Energy
- 4.4% Consumer Staples
- 2.1% Materials
- 4.7% Other

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the Fund based on a ten-factor model for value and growth characteristics. The Fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the Fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Laudus International MarketMasters Fund™

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the Fund's Investor Shares with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWOIX
■ Benchmark: **MSCI EAFE® Index**
■ Fund Category: **Morningstar Foreign Large-Cap Growth**



	6 Months	1 Year	5 Years	Since Inception: 10/16/96
Investor Shares	24.66%	39.18%	12.08%	12.59%
MSCI EAFE Index	22.89%	33.49%	9.20%	7.10%
Morningstar Foreign Large-Cap Growth	25.14%	37.66%	7.44%	6.85%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund's Investor Shares, compared with a similar investment in a benchmark.

■ $31,013 **Investor Shares**
■ $19,245 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized. Because the Fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Laudus International MarketMasters Fund

Select Shares® Performance as of 4/30/06

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

- Fund: **Select Shares** Ticker Symbol: SWMIX
- Benchmark: **MSCI EAFE® Index**
- Fund Category: **Morningstar Foreign Large-Cap Growth**


50%
40%
30%
20%
10%
0%
-10%
24.70%
22.89%
25.14%
39.28%
33.49%
37.66%
23.14%
20.78%
19.95%
6 Months
1 Year
Since Inception: 4/2/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

- $77,080 **Select Shares**
- $74,044 **MSCI EAFE® Index**


$100,000
$75,000
$50,000
$25,000
$0
4/2/04
4/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

1 Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

2 Source for category information: Morningstar, Inc.

Laudus International MarketMasters Fund

Fund Facts as of 4/30/06

Top Holdings[1]	
Security	% of Net Assets
❶ GlaxoSmithKline plc	1.5%
❷ Vodafone Group plc	1.3%
❸ NTT DoCoMo, Inc.	1.2%
❹ SK Telecom Co., Ltd.	1.2%
❺ Bayerische Motoren Werke (BMW) AG	1.2%
❻ British Sky Broadcasting Group plc	1.2%
❼ Nestle S.A.	1.2%
❽ Chinatrust Financial Holding Co., Ltd.	1.0%
❾ Novartis AG, Registered	1.0%
❿ Diageo plc	1.0%
Total	**11.8%**

Investment Managers and Allocations		
Investment Manager	Investment Style	% of Net Assets
American Century Global Investment Management, Inc.	International Small Company	16.9%
Artisan Partners Limited Partnership	International Growth	10.9%
Harris Associates L.P.	International Value	35.2%
William Blair & Company, LLC	International Growth	31.0%

Statistics	
Number of Holdings	441
Weighted Average Market Cap ($ x 1,000,000)	$32,256
Price/Earnings Ratio (P/E)	20.6
Price/Book Ratio (P/B)	3.2
Portfolio Turnover Rate	31%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector and Country Weightings % of Investments

These charts show the Fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



- 20.9% Consumer Discretionary
- 20.6% Financials
- 12.9% Industrials
- 8.2% Consumer Staples
- 7.8% Information Technology
- 7.2% Health Care
- 4.6% Telecommunication Services
- 4.2% Materials
- 4.2% Energy
- 1.0% Utilities
- 8.4% Other

Country



- 16.7% United Kingdom
- 15.6% Japan
- 9.8% Germany
- 9.2% Switzerland
- 8.0% France
- 3.5% Republic of Korea
- 3.2% Netherlands
- 2.5% Italy
- 23.8% Other Countries
- 7.7% Cash & Cash Equivalents

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a Fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2005 and held through April 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Laudus U.S. MarketMasters Fund™				
Investor Shares				
Actual Return	1.25%	$1,000	$1,107.10	$6.53
Hypothetical 5% Return	1.25%	$1,000	$1,018.60	$6.26
Select Shares®				
Actual Return	1.07%	$1,000	$1,107.30	$5.59
Hypothetical 5% Return	1.07%	$1,000	$1,019.49	$5.36
Laudus Small-Cap MarketMasters Fund™				
Investor Shares				
Actual Return	1.55%	$1,000	$1,189.90	$8.42
Hypothetical 5% Return	1.55%	$1,000	$1,017.11	$7.75
Select Shares				
Actual Return	1.37%	$1,000	$1,191.80	$7.45
Hypothetical 5% Return	1.37%	$1,000	$1,018.00	$6.85
Laudus International MarketMasters Fund™				
Investor Shares				
Actual Return	1.60%	$1,000	$1,246.60	$8.91
Hypothetical 5% Return	1.60%	$1,000	$1,016.26	$8.00
Select Shares				
Actual Return	1.47%	$1,000	$1,247.00	$8.19
Hypothetical 5% Return	1.47%	$1,000	$1,017.50	$7.35

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Laudus U.S. MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	**11/1/05–4/30/06***	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	11.26	10.30	9.94	7.48	9.20	13.89
Income or loss from investment operations:						
Net investment income or loss	0.01	0.02	(0.03)	(0.01)	0.06	0.38
Net realized and unrealized gains or losses	1.20	0.94	0.39	2.47	(1.68)	(3.21)
Total income or loss from investment operations	1.21	0.96	0.36	2.46	(1.62)	(2.83)
Less distributions:						
Dividends from net investment income	(0.02)	–	–	–	(0.10)	(0.46)
Distributions from net realized gains	–	–	–	–	–	(1.40)
Total distributions	(0.02)	–	–	–	(0.10)	(1.86)
Net asset value at end of period	12.45	11.26	10.30	9.94	7.48	9.20
Total return (%)	10.71[3]	9.32	3.62	32.89	(17.92)	(22.81)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.25[4]	1.25	1.25	1.25	0.83[1,2]	0.50[2]
Gross operating expenses	1.38[4]	1.38	1.39	1.42	1.16[2]	0.89[2]
Net investment income or loss	0.12[4]	0.14	(0.25)	(0.12)	0.50	3.27
Portfolio turnover rate	35[3]	83	72	97	390	145
Net assets, end of period ($ x 1,000,000)	147	150	180	169	129	176

* Unaudited.

1 The ratio of net operating expenses would have been 0.74% if certain non-routine expenses (proxy fees) had not been included.

2 Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

3 Not annualized.

4 Annualized.

See financial notes.

Select Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	6/4/04[1]– 10/31/04–
Per-Share Data ($)			
Net asset value at beginning of period	11.30	10.32	10.42
Income or loss from investment operations:			
Net investment income or loss	0.01	0.02	(0.00)[2]
Net realized and unrealized gains or losses	1.20	0.96	(0.10)
Total income or loss from investment operations	1.21	0.98	(0.10)
Less distributions:			
Dividends from net investment income	(0.04)	–	–
Net asset value at end of period	12.47	11.30	10.32
Total return (%)	10.73[3]	9.50	(0.96)[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	1.07[4]	1.07	1.07[4]
Gross operating expenses	1.33[4]	1.33	1.37[4]
Net investment income or loss	0.29[4]	0.25	(0.08)[4]
Portfolio turnover rate	35[3]	83	72[3]
Net assets, end of period ($ x 1,000,000)	3	2	1

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

 See financial notes.

Portfolio Holdings as of April 30, 2006, unaudited

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
90.5%	**Common Stock**	114,852	136,535
6.0%	**Foreign Common Stock**	7,161	9,039
0.1%	**U.S. Treasury Obligation**	99	99
3.3%	**Other Investment Companies**	4,911	4,911
99.9%	**Total Investments**	**127,023**	**150,584**
0.1%	**Other Assets and Liabilities**		159
100.0%	**Total Net Assets**		**150,743**

Security	Number of Shares	Value ($ x 1,000)
Common Stock 90.5% of net assets		
Banks 4.1%		
Commerce Bancorp, Inc. *(a)*	33,760	1,362
Freddie Mac	14,626	893
Marshall & Ilsley Corp.	12,400	567
People's Bank	9,505	311
Sovereign Bancorp, Inc. *(a)*	51,400	1,140
SVB Financial Group *	2,000	102
Washington Mutual, Inc. *(a)*	33,700	1,518
Zions Bancorp	4,000	332
		6,225
Capital Goods 4.7%		
Alliant Techsystems, Inc. *	7,800	624
Dover Corp.	15,500	771
EMCOR Group, Inc. *	1,990	100
General Electric Co.	33,600	1,162
PACCAR, Inc.	9,200	662
Pentair, Inc.	15,600	597
SPX Corp.	9,590	525
Tyco International Ltd. *(a)*	76,600	2,018
W.W. Grainger, Inc.	8,040	619
		7,078
Consumer Durables & Apparel 1.1%		
Jones Apparel Group, Inc.	19,565	672
Leggett & Platt, Inc.	19,350	513
The Stanley Works	9,940	520
		1,705
Consumer Services 4.8%		
Carnival Corp.	16,000	749
H&R Block, Inc.	21,500	491
Las Vegas Sands Corp. *	25,200	1,633
McDonald's Corp. *(a)*	35,400	1,224
Regis Corp.	13,700	480
Starwood Hotels & Resorts Worldwide, Inc.	8,200	471
Wynn Resorts, Ltd. *	11,500	875
YUM! Brands, Inc. *(a)*	26,600	1,375
		7,298
Diversified Financials 7.8%		
American Express Co. *(a)*	22,700	1,222
Capital One Financial Corp. *(a)*	16,400	1,421
Chicago Mercantile Exchange Holdings, Inc.	1,998	915
Citigroup, Inc.	26,400	1,319
JPMorgan Chase & Co.	26,600	1,207
Morgan Stanley *(a)*	19,500	1,254
Nuveen Investments, Inc., Class A	19,800	953

See financial notes.

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
The Bank of New York Co., Inc.	35,400	1,244
The Goldman Sachs Group, Inc. (a)	13,360	2,141
		11,676
Energy 4.8%		
ChevronTexaco Corp.	26,475	1,616
ConocoPhillips	19,000	1,271
Cooper Cameron Corp. *	7,100	357
Exxon Mobil Corp.	24,900	1,571
Murphy Oil Corp.	10,300	517
National-Oilwell Varco, Inc. (a)*	14,200	979
Valero Energy Corp.	8,145	527
Weatherford International, Ltd. *	5,900	312
		7,150
Food & Staples Retailing 0.6%		
CVS Corp.	29,300	**871**
Food, Beverage & Tobacco 1.3%		
Molson Coors Brewing Co., Class B	7,040	520
The Hershey Co.	8,000	426
The Pepsi Bottling Group, Inc. (a)	32,800	1,053
		1,999
Health Care Equipment & Services 10.1%		
Bausch & Lomb, Inc.	9,800	480
Baxter International, Inc.	26,600	1,003
Beckman Coulter, Inc.	7,200	370
Boston Scientific Corp. (a)*	47,503	1,104
Caremark Rx, Inc. (a)	46,650	2,125
CIGNA Corp. (a)	12,300	1,316
Cytyc Corp. *	29,599	765
Eclipsys Corp. *	40,800	898
Edwards Lifesciences Corp. *	9,500	422
Health Management Associates, Inc., Class A	34,600	717
HEALTHSOUTH Corp. *	61,800	283
Hillenbrand Industries, Inc.	9,600	493
Hospira, Inc. *	9,040	348
Humana, Inc. *	18,900	854
St. Jude Medical, Inc. *	21,900	865
Tenet Healthcare Corp. *	78,100	650
Triad Hospitals, Inc. *	9,100	375

Security	Number of Shares	Value ($ x 1,000)
WellPoint, Inc. *	14,800	1,051
Zimmer Holdings, Inc. *	17,560	1,104
		15,223
Household & Personal Products 0.7%		
Procter & Gamble Co. (a)	18,400	**1,071**
Insurance 3.0%		
Arthur J. Gallagher & Co.	18,650	512
Assurant, Inc.	12,910	622
MBIA, Inc.	21,099	1,258
Old Republic International Corp.	24,275	540
The Chubb Corp.	18,200	938
Willis Group Holdings Ltd.	16,300	573
		4,443
Materials 3.2%		
Air Products & Chemicals, Inc.	15,800	1,083
Cytec Industries, Inc.	8,130	492
International Flavors & Fragrances, Inc.	14,500	512
Monsanto Co. (a)	15,900	1,326
Southern Copper Corp.	14,300	1,416
		4,829
Media 6.4%		
Cablevision Systems Corp., Class A *	25,700	521
Comcast Corp. (a)*	75,050	2,314
Dow Jones & Co., Inc.	11,020	407
Entercom Communications Corp.	5,250	139
Interpublic Group of Cos., Inc. *	2,364	23
Liberty Global, Inc., Class A *	7,100	147
Liberty Global, Inc., Class C *	7,100	142
Liberty Media Corp., Class A (a)*	154,200	1,287
Sirius Satellite Radio, Inc. *	34,840	163
The DIRECTV Group, Inc. *	62,111	1,061
The Walt Disney Co. (a)	41,300	1,155
Time Warner, Inc. (a)	75,300	1,310
Westwood One, Inc.	18,200	176
XM Satellite Radio Holdings, Inc., Class A *	42,755	864
		9,709

Security	Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 4.7%		
Amgen, Inc. *	11,000	745
Charles River Laboratories, Inc. *	7,010	331
Fisher Scientific International, Inc. *	18,200	1,284
Johnson & Johnson	17,745	1,040
Par Pharmaceutical Cos, Inc. *	6,610	170
Pfizer, Inc.	67,200	1,702
Thermo Electron Corp. *	18,700	721
Valeant Pharmaceuticals International	24,250	434
Varian, Inc. *	16,680	722
		7,149
Real Estate 0.0%		
Host Hotels & Resorts, Inc.	489	**10**
Retailing 5.6%		
Best Buy Co., Inc. (a)	17,500	991
Family Dollar Stores, Inc.	10,900	272
Federated Department Stores, Inc.	9,148	712
Foot Locker, Inc.	41,600	964
J.C. Penney Co., Inc.	11,300	740
OfficeMax, Inc.	17,380	673
Target Corp.	25,250	1,341
The Gap, Inc.	37,200	673
The TJX Cos., Inc.	37,700	910
Tiffany & Co. (a)	34,600	1,207
		8,483
Semiconductors & Semiconductor Equipment 9.5%		
Analog Devices, Inc.	19,400	736
Applied Materials, Inc. (a)	57,800	1,037
Broadcom Corp., Class A *	26,250	1,079
Cypress Semiconductor Corp. (a)*	25,800	443
Freescale Semiconductor, Inc., Class B *	19,800	627
Intel Corp.	95,400	1,906
International Rectifier Corp. *	8,500	384
Lam Research Corp. *	7,100	347
LSI Logic Corp. (a)*	53,100	566
MEMC Electronic Materials, Inc. (a)*	36,000	1,462
Microchip Technology, Inc. (a)	25,700	958
Micron Technology, Inc. (a)*	42,500	721

Security	Number of Shares	Value ($ x 1,000)
National Semiconductor Corp. (a)	61,725	1,851
Novellus Systems, Inc. *	29,450	727
Teradyne, Inc. *	53,050	894
Xilinx, Inc.	23,000	636
		14,374
Software & Services 5.8%		
Activision, Inc. *	8,945	127
Adobe Systems, Inc. (a)*	27,000	1,058
BearingPoint, Inc. *	135,920	1,261
Electronic Arts, Inc. (a)*	14,200	807
Google, Inc., Class A (a)*	5,711	2,387
Microsoft Corp.	67,200	1,623
Oracle Corp. *	103,200	1,506
		8,769
Technology Hardware & Equipment 7.6%		
Andrew Corp. *	38,110	403
Anixter International, Inc. *	7,900	402
Apple Computer, Inc. *	11,300	795
Corning, Inc. (a)*	42,400	1,172
Dell, Inc. *	65,400	1,713
Diebold, Inc.	13,080	557
EMC Corp. *	63,600	859
Hewlett-Packard Co.	33,700	1,094
Juniper Networks, Inc. *	24,600	455
Motorola, Inc.	34,200	730
Qualcomm, Inc. (a)	25,200	1,294
Sun Microsystems, Inc. *	92,900	464
Tektronix, Inc.	17,120	605
Vishay Intertechnology, Inc. *	58,000	906
		11,449
Telecommunication Services 3.5%		
American Tower Corp., Class A *	49,200	1,679
Leap Wireless International, Inc. *	13,560	623
Level 3 Communications, Inc. *	193,300	1,044
NII Holdings, Inc. *	32,400	1,941
		5,287
Transportation 0.6%		
United Parcel Service, Inc., Class B	10,900	**884**

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Utilities 0.6%		
TXU Corp.	17,200	**853**

Foreign Common Stock 6.0% of net assets		
Canada 0.8%		
Energy 0.7%		
Canadian Natural Resources Ltd.	16,800	**1,010**
Technology Hardware & Equipment 0.1%		
Celestica, Inc. *	11,283	**127**
		1,137
France 0.7%		
Pharmaceuticals & Biotechnology 0.7%		
Sanofi-Aventis	11,300	**1,066**
Israel 0.6%		
Pharmaceuticals & Biotechnology 0.6%		
Teva Pharmaceutical Industries Ltd. (b)	22,900	**927**
Japan 0.7%		
Automobiles & Components 0.7%		
Honda Motor Co., Ltd. (a)(b)	30,200	**1,070**
Netherlands 0.8%		
Energy 0.8%		
Schlumberger Ltd.	18,400	**1,272**
Switzerland 0.6%		
Pharmaceuticals & Biotechnology 0.6%		
Novartis AG (b)	15,200	**874**
Taiwan 0.3%		
Telecommunication Services 0.3%		
Chunghwa Telecom Co., Ltd. (b)	19,400	**400**
United Kingdom 1.5%		
Banks 0.8%		
Lloyds TSB Group plc	132,800	**1,292**

Security	Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 0.7%		
GlaxoSmithKline plc (a)(b)	17,600	**1,001**
		2,293

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
U.S. Treasury Obligation 0.1% of net assets		
U.S. Treasury Bills 4.50%, 06/15/06	100	**99**

Other Investment Companies 3.3% of net assets		
State Street Navigator Security Lending Prime Portfolio	1,954	1,954
State Street Institutional Liquid Reserves	2,957	2,957
		4,911

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $128,142, and the unrealized appreciation and depreciation were $25,502 and ($3,060), respectively, with a net unrealized appreciation of $22,442.

*   Non-income producing security.

(a) All or a portion of this security is held as collateral for open futures contracts.

(b) American Depository Receipt.

In addition to the above, the fund held the following at April 30, 2006. All numbers are x 1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contract			
Russell 2000 Index, Long expires 06/15/06 expires 06/15/06	4	1,538	**53**

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (cost $127,023)	$150,584
Cash	364
Foreign currency, at value (cost $1)	1
Receivables:	
Fund shares sold	10
Dividends	149
Interest	7
Due from brokers for futures	12
Investments sold	1,282
Prepaid expenses	+ 22
Total assets	**152,431**

Liabilities

Payables:	
Fund shares redeemed	224
Investments bought	1,356
Investment adviser and administrator fees	10
Transfer agent and shareholder services fees	3
Trustee fees	2
Accrued expenses	+ 93
Total liabilities	**1,688**

Net Assets

Total assets	152,431
Total liabilities	- 1,688
Net assets	**$150,743**

Net Assets by Source

Capital received from investors	152,693
Net investment income not yet distributed	88
Net realized capital losses	(25,655)
Net unrealized capital gains	23,617

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$147,482		11,848		$12.45
Select Shares	$3,261		261		$12.47*

* Due to rounding, net assets divided by shares outstanding does not equal the net asset value per share.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income		
Dividends		$995
Interest	+	44
Total Investment Income		**1,039**
Net Realized Gains and Losses		
Net realized gains on investments		7,450
Net realized losses on futures contracts	+	(6)
Net realized gains		**7,444**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		8,065
Net unrealized gains on foreign currency transactions		3
Net unrealized gains on futures contracts	+	53
Net unrealized gains		**8,121**
Expenses		
Investment adviser and administrator fees		706
Transfer agent and shareholder service fees:		
Investor shares		224
Select shares		3
Trustees' fees		3
Custodian fees		2
Portfolio accounting fees		29
Professional fees		26
Registration fees		30
Shareholder reports		28
Other expenses	+	3
Total expenses		1,054
Expense reduction	-	103
Net expenses		**951**
Increase in Net Assets From Operations		
Total investment income		1,039
Net expenses	**-**	**951**
Net investment income		**88**
Net realized gains		7,444
Net unrealized gains	+	8,121
Increase in net assets from operations		**$15,653**

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

		11/1/05-4/30/06	11/1/04-10/31/05
Net investment income		$88	$229
Net realized gains		7,444	20,508
Net unrealized gains or losses	+	8,121	(4,726)
Increase in net assets from operations		**15,653**	**16,011**

Distributions Paid

Dividends from Net Investment Income			
Investor Shares		196	–
Select Shares	+	10	–
Total dividends from net investment income		**$206**	**$–**

Transactions in Fund Shares

		11/1/05-4/30/06		11/1/04-10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		143	$1,710	470	$5,144
Select Shares	+	109	1,320	220	2,449
Total shares sold		**252**	**$3,030**	**690**	**$7,593**
Shares Reinvested					
Investor Shares		16	$188	–	$–
Select Shares	+	1	9	–	–
Total shares reinvested		**17**	**$197**	**–**	**$–**
Shares Redeemed					
Investor Shares		(1,664)	($19,963)	(4,578)	($50,431)
Select Shares	+	(67)	(810)	(119)	(1,340)
Total shares redeemed		**(1,731)**	**($20,773)**	**(4,697)**	**($51,771)**
Net transactions in fund shares		**(1,462)**	**($17,546)**	**(4,007)**	**($44,178)**

Shares Outstanding and Net Assets

		11/1/05-4/30/06		11/1/04-10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		13,571	$152,842	17,578	$181,009
Total increase or decrease	+	(1,462)	(2,099)	(4,007)	(28,167)
End of period		**12,109**	**$150,743**	**13,571**	**$152,842**
Net investment income not yet distributed			**$88**		**$206**

Laudus Small-Cap MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	13.38	12.18	11.08	7.18	8.73	12.27
Income or loss from investment operations:						
Net investment income or loss	(0.07)	(0.14)	(0.14)	(0.09)	0.04	0.41
Net realized and unrealized gains or losses	2.47	1.34	1.24	3.99	(1.54)	(2.68)
Total income or loss from investment operations	2.40	1.20	1.10	3.90	(1.50)	(2.27)
Less distributions:						
Dividends from net investment income	–	–	–	(0.00) [1]	(0.03)	(0.55)
Distributions from net realized gains	(1.13)	–	–	–	(0.02)	(0.72)
Total distributions	(1.13)	–	–	–	(0.05)	(1.27)
Net asset value at end of period	14.65	13.38	12.18	11.08	7.18	8.73
Total return (%)	18.99 [4]	9.85	9.93	54.32	(17.34)	(19.99)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.55 [5]	1.55	1.55	1.55	0.93 [2,3]	0.50 [2]
Gross operating expenses	1.65 [5]	1.69	1.77	1.80	1.31 [2]	0.91 [2]
Net investment income or loss	(1.00) [5]	(0.95)	(1.08)	(0.98)	0.06	4.17
Portfolio turnover rate	50 [4]	94	140	94	324	172
Net assets, end of period ($ x 1,000,000)	115	108	129	115	81	111

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[3] The ratio of net operating expenses would have been 0.84% if certain non-routine expenses (proxy fees) had not been included.

[4] Not annualized.

[5] Annualized.

 See financial notes.

Laudus Small-Cap MarketMasters Fund

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	6/9/04[1]–10/31/04
Per-Share Data ($)			
Net asset value at beginning of period	13.41	12.19	12.11
Income or loss from investment operations:			
Net investment loss	(0.04)	(0.11)	(0.03)
Net realized and unrealized gains	2.47	1.33	0.11
Total income from investment operations	2.43	1.22	0.08
Less distributions:			
Distributions from net realized gains	(1.13)	–	–
Net asset value at end of period	14.71	13.41	12.19
Total return (%)	19.18[2]	10.01	0.66[2]
Ratios/Supplemental Data (%)			
Ratio to average net assets:			
Net operating expenses	1.37[3]	1.37	1.37[3]
Gross operating expenses	1.61[3]	[3]1.63	1.79[3]
Net investment loss	(0.86)[3]	(0.76)	(0.91)[3]
Portfolio turnover rate	50[2]	94	140[2]
Net assets, end of period ($ x 1,000,000)	1	1	0.32

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2006 unaudited

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
94.0%	Common Stock	83,571	109,229
0.6%	Foreign Common Stock	617	759
0.1%	U.S. Treasury Obligation	75	75
4.7%	Other Investment Companies	5,406	5,406
99.4%	Total Investments	89,669	115,469
0.6%	Other Assets and Liabilities		668
100.0%	Net Assets		116,137

Security	Number of Shares	Value ($ x 1,000)
Common Stock 94.0% of net assets		
Banks 0.9%		
Commerce Bancorp, Inc.	5,720	231
Marshall & Ilsley Corp.	7,400	338
People's Bank	6,505	213
SVB Financial Group *	1,330	68
Zions Bancorp	2,700	224
		1,074
Capital Goods 15.2%		
Alliant Techsystems, Inc. *	5,000	400
American Railcar Industries, Inc.	12,575	449

Security	Number of Shares	Value ($ x 1,000)
American Science & Engineering, Inc. *	8,175	701
Applied Signal Technology, Inc.	7,900	142
Astec Industries, Inc. *	11,775	463
Baldor Electric Co. (a)	37,730	1,253
BE Aerospace, Inc. *	42,500	1,106
Builders FirstSource, Inc. *	15,250	329
Columbus McKinnon Corp. *	10,575	283
Dover Corp. (a)	8,300	413
EMCOR Group, Inc. *	1,290	64
General Cable Corp. (a)*	47,890	1,512
Granite Construction, Inc.	16,375	759
H&E Equipment Services, Inc. *	8,375	292
Infrasource Services, Inc. *	29,200	552
Pall Corp.	7,800	235
Pentair, Inc.	10,000	383
Perini Corp. *	19,650	590
Quanta Services, Inc. *	34,900	566
SPX Corp.	6,560	359
Teleflex, Inc.	6,600	431
The Greenbrier Cos., Inc.	14,325	575
The Manitowoc Co., Inc.	19,020	943
The Shaw Group, Inc. *	48,950	1,498
Trex Co., Inc. (a)*	25,410	759
URS Corp. *	33,125	1,427
W.W. Grainger, Inc.	5,500	423
Washington Group International, Inc. *	13,900	773
		17,680
Commercial Services & Supplies 3.7%		
ABM Industries, Inc.	12,900	222
Bowne & Co., Inc.	20,300	319
Mobile Mini, Inc. *	11,950	394
Pike Electric Corp. *	23,975	458
Steelcase Inc., Class A (a)	93,650	1,753
TeleTech Holdings, Inc. *	26,000	334
TRC Cos., Inc. *	20,180	260
Watson Wyatt & Co., Holdings	17,190	567
		4,307
Consumer Durables & Apparel 4.3%		
Beazer Homes USA, Inc.	23,225	1,338
Carter's, Inc. *	7,400	499

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Jones Apparel Group, Inc.	12,785	439
La-Z-Boy, Inc.	41,500	636
Leggett & Platt, Inc.	12,350	328
The Ryland Group, Inc.	12,300	776
The Stanley Works	6,860	358
The Yankee Candle Co., Inc.	21,210	639
		5,013
Consumer Services 3.9%		
Bob Evans Farms, Inc.	22,270	643
California Pizza Kitchen, Inc. *	25,620	810
Chipotle Mexican Grill, Inc. Class A *	9,375	489
Cosi, Inc. *	44,250	416
DeVry, Inc. *	14,475	374
H&R Block, Inc.	14,000	320
Regis Corp.	9,300	326
Ruth's Chris Steak House, inc. *	11,675	273
Six Flags, Inc. (a)*	60,640	558
Vail Resorts, Inc. *	9,130	343
		4,552
Diversified Financials 4.0%		
Chicago Mercantile Exchange Holdings, Inc.	1,450	664
Jefferies Group, Inc.	10,425	693
Knight Capital Group, Inc., Class A (a)*	59,400	996
Lazard Ltd.	19,225	854
Raymond James Financial, Inc.	16,315	495
The First Marblehead Corp.	20,030	963
		4,665
Energy 5.4%		
Bristow Group, Inc. *	10,575	379
Cooper Cameron Corp. *	4,800	241
Global Industries Ltd. (a)*	30,250	480
Helmerich & Payne, Inc.	10,650	775
Murphy Oil Corp.	5,650	284
Oceaneering International, Inc. (a)*	20,230	1,235
PetroQuest Energy, Inc. *	5,050	60
TETRA Technologies, Inc. *	11,900	585
Tidewater, Inc. (a)	16,330	951
Weatherford International, Ltd. *	2,600	138

Security	Number of Shares	Value ($ x 1,000)
Whiting Petroleum Corp. *	13,120	554
Willbros Group, Inc. *	28,365	627
		6,309
Food & Staples Retailing 1.2%		
Longs Drug Stores Corp.	15,375	729
Performance Food Group Co. *	21,570	662
		1,391
Food, Beverage & Tobacco 2.5%		
Delta & Pine Land Co.	11,855	351
Molson Coors Brewing Co., Class B	4,820	356
SunOpta, Inc. *	72,700	741
The Hain Celestial Group, Inc. (a)*	55,400	1,490
		2,938
Health Care Equipment & Services 6.6%		
Analogic Corp. (a)	12,550	792
AngioDynamics, Inc. *	4,125	128
Bausch & Lomb, Inc.	6,300	308
Beckman Coulter, Inc.	4,900	252
Cholestech Corp. *	18,675	239
Cross Country Healthcare, Inc. *	13,900	252
Dendrite International, Inc. *	22,090	274
Edwards Lifesciences Corp. *	6,500	289
HEALTHSOUTH Corp. *	42,300	194
Hillenbrand Industries, Inc.	6,600	339
Hologic, Inc. *	10,400	496
Hospira, Inc. *	5,820	224
Intuitive Surgical, Inc. *	4,100	521
Kyphon, Inc. *	17,550	729
Lifecell Corp. *	31,325	847
Neurometrix, Inc. *	13,700	517
Rita Medical Systems, Inc. (a)*	59,250	244
Synovis Life Technologies, Inc. *	10,975	109
Thoratec Corp. *	16,175	291
Triad Hospitals, Inc. *	5,800	239
Wright Medical Group, Inc. *	14,800	347
		7,631
Household & Personal Products 0.6%		
NBTY, Inc. *	31,600	**716**

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Insurance 1.3%		
Arthur J. Gallagher & Co.	12,800	351
Assurant, Inc.	8,210	396
Old Republic International Corp.	16,650	370
Willis Group Holdings Ltd.	10,800	380
		1,497
Materials 2.1%		
Aleris International, Inc. *	13,900	643
Bowater, Inc.	20,620	562
Cytec Industries, Inc. (a)	5,550	335
Headwaters, Inc. *	16,230	547
International Flavors & Fragrances, Inc.	9,900	350
		2,437
Media 0.4%		
Dow Jones & Co., Inc.	7,540	279
Entercom Communications Corp.	3,550	94
Interpublic Group of Cos., Inc. *	225	2
Westwood One, Inc.	12,410	120
		495
Pharmaceuticals & Biotechnology 3.8%		
Adams Respiratory Therapeutics, Inc. *	19,950	856
Charles River Laboratories, Inc. *	4,830	228
Connetics Corp. *	19,150	290
Momenta Pharmaceuticals, Inc. *	13,900	235
Par Pharmaceutical Cos, Inc. *	4,300	111
Perrigo Co.	37,640	601
Pharmaceutical Product Development, Inc. (PPD)	10,740	385
Pharmion Corp. *	18,950	367
Thermo Electron Corp. *	12,900	497
Valeant Pharmaceuticals International	16,700	299
Varian, Inc. *	11,600	502
		4,371
Real Estate 1.7%		
FelCor Lodging Trust, Inc.	26,070	564
Innkeepers USA Trust	25,660	411
Post Properties, Inc.	6,340	277

Security	Number of Shares	Value ($ x 1,000)
Trammell Crow Co. *	5,700	222
Washington Real Estate Investment Trust	14,640	546
		2,020
Retailing 8.3%		
1-800-FLOWERS.COM, Inc., Class A *	41,800	302
Aeropostale, Inc. *	23,100	709
AnnTaylor Stores Corp. *	31,225	1,166
Charming Shoppes, Inc. *	73,100	1,005
Coldwater Creek, Inc. *	30,350	849
Cost Plus, Inc. *	30,950	545
Family Dollar Stores, Inc.	7,000	175
Federated Department Stores, Inc.	5,772	449
Genesco, Inc. *	30,850	1,275
NetFlix, Inc. *	22,980	681
OfficeMax, Inc.	11,790	456
Sharper Image Corp. *	44,380	667
The Gap, Inc.	23,800	431
Tiffany & Co.	3,500	122
Wetseal, Inc., Class A *	125,700	723
Zumiez, Inc. *	1,050	34
		9,589
Semiconductors & Semiconductor Equipment 9.1%		
Advanced Energy Industries, Inc. *	20,750	326
Amkor Technology, Inc. *	94,950	1,148
ASE Test Ltd. *	36,250	413
Brooks Automation, Inc. *	34,825	471
Cabot Microelectronics Corp. (a)*	19,760	646
Cymer, Inc. *	2,800	145
Cypress Semiconductor Corp. *	16,900	290
DSP Group, Inc. *	8,825	239
Freescale Semiconductor, Inc., Class B *	12,700	402
International Rectifier Corp. *	5,900	267
Intevac, Inc. *	5,075	143
Kopin Corp. *	68,850	383
Lam Research Corp. *	4,600	225
LSI Logic Corp. (a)*	36,200	385
Micron Technology, Inc. (a)*	14,300	243
National Semiconductor Corp.	13,960	418

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Netlogic Microsystems, Inc. *	19,625	790
Novellus Systems, Inc. *(a)**	19,900	491
Power Integrations, Inc. *	25,300	536
RF Micro Devices, Inc. *	26,600	247
SiRF Technology Holdings, Inc. *	17,000	581
Teradyne, Inc. *	36,500	615
Trident Microsystems, Inc. *	20,225	538
Ultratech, Inc. *	28,930	568
		10,510
Software & Services 10.3%		
Activision, Inc. *	5,970	85
Akamai Technologies, Inc. *	46,000	1,550
Ansys, Inc. *	11,400	644
aQuantive, Inc. *	34,600	867
Aspen Technology, Inc. *	36,100	464
Corillian Corp. *	25,025	86
Epicor Software Corp. *	23,700	287
Gevity HR, Inc.	19,550	502
Indus International, Inc. *(a)**	69,425	226
Informatica Corp. *	55,980	860
Internet Security Systems, Inc. *	30,150	677
Interwoven, Inc. *	30,400	309
Lionbridge Technologies, Inc *(a)**	70,350	578
ManTech International Corp., Class A *	28,300	935
Mentor Graphics Corp. *	15,450	203
MRO Software, Inc. *	34,505	656
Radiant Systems, Inc. *	32,500	422
RSA Security, Inc. *	26,910	563
Talx Corp.	19,712	513
TIBCO Software, Inc. *(a)**	73,630	635
webMethods, Inc. *	37,075	355
Witness Systems, Inc. *	23,550	550
		11,967
Technology Hardware & Equipment 6.4%		
Andrew Corp. *(a)**	68,980	730
Anixter International, Inc. *	5,450	277
Diebold, Inc.	8,540	363
Emulex Corp. *	27,030	490
Foundry Networks, Inc. *	16,000	227
Itron, Inc. *	12,350	828
M-Systems Flash Disk Pioneers Ltd. *	21,080	727
MasTec, Inc. *	38,500	475
Multi-Fineline Electronix, Inc. *	825	48
Packeteer, Inc. *	36,420	476
Polycom, Inc. *	22,440	494
Powerwave Technologies, Inc. *	21,525	240
Seachange International, Inc. *	17,950	121
Tekelec *	11,400	163
Tektronix, Inc.	10,985	388
Viisage Technology, Inc. *(a)**	29,646	497
Vishay Intertechnology, Inc. *	39,400	615
Xyratex Ltd. *	8,250	247
		7,406
Transportation 2.3%		
AirTran Holdings, Inc. *	97,400	1,362
American Commercial Lines, Inc. *	11,675	629
JetBlue Airways Corp. *	65,330	670
		2,661

Foreign Common Stock 0.6% of net assets

Security	Number of Shares	Value ($ x 1,000)
Canada 0.1%		
Technology Hardware & Equipment 0.1%		
Celestica, Inc. *	8,216	**93**
Israel 0.5%		
Technology Hardware & Equipment 0.5%		
ECI Telecom Ltd. *	62,400	**666**

U.S. Treasury Obligation 0.1% of net assets

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Bills 4.50%, 06/15/06	75	**75**

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Other Investment Companies 4.7% of net assets		
State Street Navigator Security Lending Prime Portfolio	1,747	1,747
State Street Institutional Liquid Reserves	3,659	3,659
		5,406

End of Investments.

At 04/30/06 the tax basis cost of the fund's investments was $90,400, and the unrealized appreciation and depreciation were $26,236 and ($1,167), respectively, with a net appreciation of $25,069.

* Non-income producing security.

(a) All or a portion of this security is held as collateral for open futures contracts.

In addition to the above, the fund held the following at April 30, 2006. All numbers are x 1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contract			
S&P 500 Index, Long expires 06/15/06	3	987	**5**

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (cost $89,669)	$115,469
Receivables:	
Fund shares sold	71
Dividends	17
Interest	7
Investments sold	3,180
Due from brokers for futures	1
Prepaid expenses	+ 82
Total assets	**118,827**

Liabilities

Payables:	
Investments bought	2,514
Investment adviser and administrator fees	10
Transfer agent and shareholder services fees	2
Trustee fees	1
Fund shares redeemed	21
Accrued expenses	+ 142
Total liabilities	**2,690**

Net Assets

Total assets	118,827
Total liabilities	- 2,690
Net assets	**$116,137**

Net Assets by Source

Capital received from investors	81,595
Net investment loss	(550)
Net realized capital gains	9,287
Net unrealized capital gains	25,805

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$114,663		7,824		$14.65
Select Shares	$1,474		100		$14.71*

* Due to rounding, net assets divided by shares outstanding does not equal the net asset value per share.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income		
Dividends		$277
Interest	+	29
Total Investment Income		**306**
Net Realized Gains and Losses		
Net realized gains on investments		9,875
Net realized gains on futures contracts	+	16
Net realized gains		**9,891**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		10,271
Net unrealized gains on futures contracts	+	5
Net unrealized gains		**10,276**
Expenses		
Investment adviser and administrator fees		655
Transfer agent and shareholder service fees:		
Investor Shares		176
Select Shares		1
Trustees' fees		3
Custodian fees		3
Portfolio accounting fees		28
Professional fees		27
Registration fees		16
Shareholder reports		13
Other expenses	+	3
Total expenses		925
Expense reduction	-	58
Net expenses		**867**
Increase in Net Assets From Operations		
Total investment income		306
Net expenses	-	867
Net investment loss		**(561)**
Net realized gains		9,891
Net unrealized gains	+	10,276
Increase in net assets from operations		**$19,606**

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	11/1/05-4/30/06	11/1/04-10/31/05
Net investment loss	($561)	($1,159)
Net realized gains	9,891	9,437
Net unrealized gains	+ 10,276	3,833
Increase in net assets from operations	**19,606**	**12,111**

Distributions Paid

Distributions from Net Realized Gains		
Investor Shares	8,829	–
Select Shares	+ 89	–
Total distributions from net realized gains	**$8,918**	**$–**

Transactions in Fund Shares

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	116	$1,623	351	$4,603
Select Shares	64	922	75	993
Total shares sold	**180**	**$2,545**	**426**	**$5,596**
Shares Reinvested				
Investor Shares	623	$8,136	–	$–
Select Shares	5	66	–	–
Total shares reinvested	**628**	**$8,202**	–	**$–**
Shares Redeemed				
Investor Shares	(1,009)	($13,983)	(2,867)	($37,600)
Select Shares	(30)	(420)	(40)	(541)
Total shares redeemed	**(1,039)**	**($14,403)**	**(2,907)**	**($38,141)**
Net transactions in fund shares	**(231)**	**($3,656)**	**(2,481)**	**($32,545)**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	8,155	$109,105	10,636	$129,539
Total increase or decrease	+ (231)	7,032	(2,481)	(20,434)
End of period	**7,924**	**$116,137**	**8,155**	**$109,105**
Net investment loss / Net investment income not yet distributed		**($550)**		**$11**

Laudus International MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	16.78	13.58	11.95	8.74	10.80	15.53
Income or loss from investment operations:						
Net investment income	0.09	0.06	0.02	0.03	0.10	0.73
Net realized and unrealized gains or losses	4.02	3.16	1.65	3.18	(1.43)	(3.90)
Total income or loss from investment operations	4.11	3.22	1.67	3.21	(1.33)	(3.17)
Less distributions:						
Dividends from net investment income	(0.16)	(0.02)	(0.04)	(0.00)[1]	(0.07)	(0.77)
Distributions from net realized gains	–	–	–	–	(0.66)	(0.79)
Total distributions	(0.16)	(0.02)	(0.04)	–	(0.73)	(1.56)
Net asset value at end of period	20.73	16.78	13.58	11.95	8.74	10.80
Total return (%)	24.66[4]	23.75	13.98	36.74	(13.65)	(22.41)
Ratios/Supplemental Data (%)						
Ratio to average net assets:						
Net operating expenses	1.60[5]	1.65	1.65	1.65	0.99[2,3]	0.50[3]
Gross operating expenses	1.60[5]	1.74	1.89	1.92	1.32[3]	0.88[3]
Net investment income	0.70[5]	0.37	0.15	0.33	0.60	5.13
Portfolio turnover rate	31[4]	53	69	99	158	51
Net assets, end of period ($ x 1,000,000)	1,325	794	552	302	206	215

* Unaudited.

1 The per share amount was less than $0.01.

2 The ratio of net operating expenses would have been 0.93% if certain non-routine expenses (proxy fees) had not been included.

3 Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

4 Not annualized.

5 Annualized.

 See financial notes.

Select Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	4/2/04[1]– 10/31/04
Per-Share Data ($)			
Net asset value at beginning of period	16.81	13.61	13.64
Income or loss from investment operations:			
Net investment income	0.08	0.08	0.02
Net realized and unrealized gains or losses	4.04	3.17	(0.05)
Total income or loss from investment operations	4.12	3.25	(0.03)
Less distributions:			
Dividends from net investment income	(0.19)	(0.05)	–
Net asset value at end of period	20.74	16.81	13.61
Total return (%)	24.70[2]	23.90	(0.22)[2]
Ratios/Supplemental Data (%)			
Ratio to average net assets:			
Net operating expenses	1.47[3]	1.47	1.47[3]
Gross operating expenses	1.55[3]	1.68	1.86[3]
Net investment income	0.80[3]	0.59	0.37[3]
Portfolio turnover rate	31[2]	53	69[2]
Net assets, end of period ($ x 1,000,000)	552	274	81

[*] Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2006, unaudited

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
0.1%	Common Stock	2,203	2,968
89.9%	Foreign Common Stock	1,286,733	1,687,373
0.5%	Preferred Stock	6,620	10,483
0.2%	U.S. Treasury Obligation	2,969	2,969
7.6%	Other Investment Companies	140,862	141,883
—%	Rights	—	127
98.3%	Total Investments	1,439,387	1,845,803
1.7%	Other Assets and Liabilities		31,336
100.0%	Net Assets		1,877,139

Security	Number of Shares	Value ($ x 1,000)
Common Stock 0.1% of net assets		
Semiconductors & Semiconductor Equipment 0.1%		
Zoran Corp. (a)*	108,170	2,968
Foreign Common Stock 89.9% of net assets		
Argentina 0.1%		

Security	Number of Shares	Value ($ x 1,000)
Banks 0.1%		
Banco Macro Bansud SA *	101,193	2,345
Australia 1.6%		
Banks 0.5%		
Australia & New Zealand Banking Group Ltd.	468,000	9,942
Consumer Durables & Apparel 0.1%		
Billabong International Ltd.	135,300	1,586
Diversified Financials 0.3%		
Macquarie Bank Ltd.	101,300	5,493
Energy 0.1%		
WorleyParsons Ltd.	152,500	2,260
Health Care Equipment & Services 0.1%		
Sigma Co., Ltd.	1,148,322	2,356
Materials 0.4%		
BHP Billiton Ltd.	295,500	6,716
Kimberley Diamond Co., NL *	1,078,848	1,422
		8,138
Media 0.1%		
Publishing & Broadcasting Ltd.	46,820	661
		30,436
Austria 0.7%		
Banks 0.4%		
Erste Bank der Oesterreichischen Sparkassen AG *	14,744	884
Erste Bank der Oesterreichischen Sparkassen AG	58,300	3,538
Raiffeisen International Bank-Holding AG *	30,800	2,684
		7,106
Capital Goods 0.2%		
Andritz AG	29,617	5,192
Insurance 0.1%		
Wiener Staedtische Allgemeine Versicherung AG	21,612	1,384
		13,682

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Belgium 0.7%		
Diversified Financials 0.2%		
Fortis	121,410	**4,554**
Food, Beverage & Tobacco 0.1%		
InBev NV	25,033	**1,263**
Technology Hardware & Equipment 0.4%		
EVS Broadcast Equipment SA	34,003	1,835
Option NV *	160,928	4,607
		6,442
		12,259
Bermuda 0.2%		
Energy 0.1%		
SeaDrill Ltd. *	120,200	**2,017**
Media 0.1%		
Central European Media Enterprises, Ltd., Class A (a)*	27,600	**1,778**
		3,795
Brazil 0.7%		
Consumer Durables & Apparel 0.1%		
Cyrela Brazil Realty S.A.	65,200	**1,109**
Household & Personal Products 0.1%		
Natura Cosmeticos S.A.	110,200	**1,410**
Retailing 0.2%		
Submarino S.A., GDR, 144A *	179,100	**4,849**
Software & Services 0.0%		
Submarino SA *	8,200	439
Totvs SA *	1,000	19
		458
Telecommunication Services 0.0%		
Vivo Participacoes SA (a)*	183,258	**757**
Transportation 0.3%		
Companhia de Concessoes Rodoviarias	169,800	1,489
Gol Linhas Aereas International ADR (a)	80,100	2,969

Security	Number of Shares	Value ($ x 1,000)
Localiza Rent a Car SA *	37,400	789
		5,247
		13,830
Canada 1.5%		
Commercial Services & Supplies 0.1%		
Ritchie Bros Auctioneers, Inc. (a)	29,700	**1,601**
Consumer Durables & Apparel 0.1%		
Gildan Activewear, Inc. *	35,500	**1,700**
Consumer Services 0.0%		
Tim Hortons, Inc. *	1,700	**46**
Energy 0.2%		
EnCana Corp.	73,600	**3,678**
Food & Staples Retailing 0.1%		
Shoppers Drug Mart Corp.	39,100	**1,549**
Insurance 0.4%		
Manulife Financial Corp.	107,900	**7,045**
Materials 0.1%		
Eldorado Gold Corp. *	271,125	**1,416**
Pharmaceuticals & Biotechnology 0.0%		
Aspreva Pharmaceuticals Corp *	24,929	**848**
Technology Hardware & Equipment 0.1%		
Research In Motion Ltd. *	10,400	797
Sierra Wireless *	119,922	2,160
		2,957
Transportation 0.4%		
Canadian National Railway Co.	169,700	**7,609**
		28,449
Cayman Islands 0.1%		
Consumer Services 0.1%		
Ctrip.com International Ltd. ADR (a)*	41,600	**1,872**
Chile 0.3%		
Food & Staples Retailing 0.2%		
Cencosud SA ADR, 144A (a)	78,800	**3,057**

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Retailing 0.1%		
S.A.C.I. Falabella SA	752,900	**2,487**
		5,544
Columbia 0.1%		
Banks 0.1%		
BanColombia SA Sponsored *(a)*	70,700	**2,446**
Denmark 0.3%		
Capital Goods 0.2%		
NKT Holding A/S	47,268	**3,035**
Consumer Durables & Apparel 0.1%		
Bang Olufsen A/S, Class B	12,936	**1,624**
Food, Beverage & Tobacco 0.0%		
Carlsberg A/S	200	**13**
		4,672
Finland 0.2%		
Capital Goods 0.1%		
KCI Konecranes Oyj	41,422	**768**
Utilities 0.1%		
Fortum Oyj	91,200	**2,301**
		3,069
France 7.8%		
Automobiles & Components 0.2%		
Compagnie Generale des Etablissements Michelin, Class B	47,000	**3,390**
Banks 0.7%		
BNP Paribas *	4,860	443
BNP Paribas S.A.	130,700	12,344
		12,787
Capital Goods 0.9%		
Alstom *	7,308	661
Nexans S.A.	61,575	5,189
Pinguely-Haulotte	127,481	3,894
Safran SA	40,052	1,028

Security	Number of Shares	Value ($ x 1,000)
Vinci S.A.	44,300	4,402
Zodiac S.A.	36,700	2,374
		17,548
Consumer Durables & Apparel 0.6%		
Hermes International	550	141
LVMH Moet Hennessy Louis Vuitton S.A.	46,589	4,903
Nexity Co.	84,424	5,900
		10,944
Diversified Financials 0.1%		
Eurazeo	21,300	**2,576**
Energy 0.2%		
Technip SA	53,900	3,403
Total SA, Class B	5,000	1,380
		4,783
Food & Staples Retailing 0.2%		
Carrefour S.A.	55,215	**3,199**
Health Care Equipment & Services 0.4%		
Essilor International S.A.	46,300	4,635
Orpea *	30,200	2,242
		6,877
Household & Personal Products 0.7%		
L'Oreal S.A.	137,400	**12,735**
Insurance 0.3%		
April Group	59,819	3,182
Axa	60,175	2,203
		5,385
Media 1.7%		
Ipsos	10,802	1,591
PagesJaunes S.A. *	47,588	1,375
Publicis Groupe S.A.	266,900	11,093
SR Teleperformance	80,071	3,193
Television Francaise 1	207,000	6,871
Vivendi Universal S.A.	237,500	8,672
		32,795
Pharmaceuticals & Biotechnology 0.2%		
Sanofi-Aventis	50,700	**4,781**

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Real Estate 0.1%		
Klepierre	14,000	**1,642**
Retailing 0.1%		
Pinault-Printemps-Redoute S.A.	13,689	**1,775**
Semiconductors & Semiconductor Equipment 0.3%		
Silicon-On-Insulator Technologies *	156,340	**5,101**
Software & Services 0.7%		
Alten *	42,690	1,615
Dassault Systemes S.A.	57,800	3,138
GameLoft *	210,642	1,592
Groupe Steria SCA	50,721	3,106
Iliad SA	27,950	2,872
		12,323
Technology Hardware & Equipment 0.4%		
Alcatel SA *	26,200	378
Ingenico S.A.	36,823	837
Neopost S.A.	59,500	6,732
		7,947
Utilities 0.0%		
Electricite de France *	7,518	**439**
		147,027
Germany 9.5%		
Automobiles & Components 2.5%		
Bayerische Motoren Werke (BMW) AG	412,500	22,427
Continental AG	50,300	5,988
DaimlerChrysler AG	329,500	18,061
		46,476
Banks 0.1%		
Commerzbank AG	11,600	481
Interhyp AG *	16,734	2,196
		2,677
Capital Goods 1.2%		
Heidelberger Druckmaschinen AG *	16,716	843
MTU Aero Engines Holding AG *	21,133	767
Q-Cells AG *	15,370	1,419
SGL Carbon AG *	166,590	3,501
Siemens AG	136,858	12,956

Security	Number of Shares	Value ($ x 1,000)
Solarworld AG	10,355	3,226
		22,712
Commercial Services & Supplies 0.1%		
GFK AG	29,560	**1,355**
Consumer Durables & Apparel 0.3%		
Bijou Brigitte Modische Accessoires AG	11,840	3,395
Rational AG	13,955	2,734
		6,129
Diversified Financials 0.4%		
AWD Holding AG	35,500	1,258
Deutsche Boerse AG	28,000	4,046
MPC Muenchmeyer Petersen Capital AG	17,492	1,470
		6,774
Food & Staples Retailing 0.4%		
Metro AG	123,500	**7,001**
Health Care Equipment & Services 0.2%		
Celesio AG	46,220	**4,353**
Household & Personal Products 0.5%		
Henkel KGaA	90,000	**9,928**
Insurance 0.9%		
Allianz AG	20,846	3,488
Hannover Rueckversicherung AG	359,500	13,342
		16,830
Materials 0.0%		
BASF AG	9,504	**815**
Media 0.2%		
CTS Eventim AG *	87,937	**3,049**
Pharmaceuticals & Biotechnology 0.1%		
Stada Arzneimittel AG	51,400	**2,488**
Real Estate 0.3%		
Deutsche Euroshop AG	22,028	1,548
Vivacon AG *	61,852	3,314
		4,862

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Retailing 0.2%		
Praktiker Bau- und Heimwerkermaerkte Holding AG *	79,552	2,380
Sixt AG	47,856	2,361
		4,741
Software & Services 0.9%		
Fluxx AG *	120,377	1,586
SAP AG	61,637	13,466
Software AG	28,088	1,583
		16,635
Technology Hardware & Equipment 0.2%		
Wincor Nixdorf AG	22,221	**3,196**
Telecommunication Services 0.1%		
Deutsche Telekom AG	104,874	**1,893**
Transportation 0.2%		
Deutsche Lufthansa AG	44,300	817
Deutsche Post AG	83,306	2,222
		3,039
Utilities 0.7%		
E.ON AG	74,925	9,116
RWE AG	49,270	4,275
		13,391
		178,344
Greece 0.9%		
Banks 0.3%		
EFG Eurobank Ergasias	78,200	3,116
National Bank of Greece S.A.	55,200	2,737
		5,853
Diversified Financials 0.2%		
Marfin Financial Group S.A.	104,427	**3,549**
Food, Beverage & Tobacco 0.1%		
Coca Cola Hellenic Bottling Co., S.A.	81,700	**2,682**
Materials 0.2%		
Mytilineos Holdings S.A.	122,784	**3,579**
Retailing 0.1%		
Germanos S.A.	64,843	**1,410**
		17,073

Security	Number of Shares	Value ($ x 1,000)
Hong Kong 2.4%		
Capital Goods 0.1%		
NWS Holdings Ltd.	153,600	280
Shanghai Prime Machinery Co., Ltd. *	1,466,800	549
Suntech Power Holdings Co., Ltd. ADR (a)*	19,800	679
		1,508
Consumer Durables & Apparel 0.2%		
Li Ning Co., Ltd.	1,643,157	1,844
Ports Design Ltd.	772,000	1,218
		3,062
Consumer Services 0.1%		
FU JI Food & Catering Services	561,000	**1,172**
Food & Staples Retailing 0.0%		
Wumart Stores, Inc. *	171,000	**562**
Food, Beverage & Tobacco 0.1%		
China Mengniu Dairy Co., Ltd.	1,340,000	1,530
Global Bio-chem Technology Group Co., Ltd.	1,770,000	924
		2,454
Insurance 0.2%		
China Insurance International Holdings Co., Ltd. *	2,191,132	1,189
China Life Insurance Co., Ltd. *	1,830,000	2,464
		3,653
Media 0.0%		
Focus Media Holding Ltd. ADR *	5,400	**326**
Real Estate 0.2%		
China Vanke Co., Ltd.	1,005,950	1,038
Sun Hung Kai Properties Ltd.	209,900	2,399
		3,437
Retailing 0.7%		
Esprit Holdings Ltd.	426,200	3,403
Giordano International Ltd.	9,080,000	5,358
Li & Fung Ltd.	2,004,000	4,753
		13,514

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Software & Services 0.3%		
Sohu.com, Inc. (a)*	114,971	3,190
The9 Ltd. ADR (a)*	96,014	2,880
		6,070
Technology Hardware & Equipment 0.2%		
Foxconn International Holdings *	989,000	2,127
Vtech Holdings Ltd.	198,000	941
		3,068
Telecommunication Services 0.2%		
China Mobile Ltd.	809,500	4,683
Transportation 0.1%		
China Merchants Holdings International Co., Ltd.	280,300	957
MTR Corp., Ltd.	481,700	1,284
		2,241
		45,750
Hungary 0.2%		
Pharmaceuticals & Biotechnology 0.2%		
EGIS Rt.	18,521	3,016
India 1.0%		
Automobiles & Components 0.2%		
Bharat Forge Ltd.	194,900	1,854
Maruti Udyog Ltd.	92,600	1,904
		3,758
Banks 0.2%		
HDFC Bank Ltd.	105,900	1,941
Housing Development Finance Corp., Ltd.	75,300	2,166
		4,107
Capital Goods 0.2%		
Bharat Heavy Electricals Ltd.	63,500	3,323
Household & Personal Products 0.0%		
Dabur India Ltd	74,000	257
Materials 0.1%		
Associated Cement Cos., Ltd.	81,500	1,728

Security	Number of Shares	Value ($ x 1,000)
Retailing 0.0%		
Pantaloon Retail India Ltd.	1,100	48
Software & Services 0.1%		
Infosys Technologies Ltd.	28,100	1,966
Telecommunication Services 0.1%		
Bharti Televentures Ltd. *	179,300	1,609
Utilities 0.1%		
Suzlon Energy Ltd.	66,300	1,876
		18,672
Ireland 1.5%		
Banks 1.2%		
Anglo Irish Bank	14,800	243
Anglo Irish Bank Corp., plc	289,100	4,761
Bank of Ireland	893,000	16,675
		21,679
Capital Goods 0.1%		
Kingspan Group plc	14,000	232
Kingspan Group Plc	138,500	2,290
		2,522
Health Care Equipment & Services 0.1%		
United Drug plc	189,600	888
United Drug Plc	16,300	77
		965
Transportation 0.1%		
Ryanair Holdings plc ADR (a)*	59,300	2,792
		27,958
Israel 0.2%		
Pharmaceuticals & Biotechnology 0.2%		
Teva Pharmaceutical Industries Ltd. (a)	96,400	3,904
Technology Hardware & Equipment 0.0%		
Orbotech Ltd. (a)*	25,000	635
		4,539

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Italy 2.4%		
Banks 0.4%		
Banco Popolare di Verona e Novara Scrl	139,000	3,913
Capitalia S.p.A.	3,300	28
Credito Emiliano S.p.A.	86,300	1,202
UniCredito Italiano S.p.A.	429,185	3,233
		8,376
Capital Goods 0.2%		
Astaldi S.p.A.	406,142	**3,060**
Consumer Durables & Apparel 0.5%		
Luxottica Group S.p.A.	184,400	5,492
Tod's S.p.A.	20,288	1,602
Valentino Fashion Group S.p.A. *	91,571	2,969
		10,063
Diversified Financials 0.3%		
Azimut Holding S.p.A.	452,772	**5,548**
Energy 0.6%		
Eni S.p.A.	66,261	2,028
Saipem S.p.A.	350,891	8,769
		10,797
Pharmaceuticals & Biotechnology 0.1%		
Recordati S.p.A.	251,760	**1,957**
Real Estate 0.1%		
Pirelli & C. Real Estate S.p.A.	24,400	**1,790**
Technology Hardware & Equipment 0.1%		
Digital Multimedia Technologies S.p.A. *	34,246	**1,995**
Transportation 0.1%		
Gemina S.p.A. *	437,509	**1,626**
		45,212
Japan 15.3%		
Automobiles & Components 2.0%		
Bridgestone Corp.	69,700	1,694
Denso Corp.	271,200	10,610
Honda Motor Co., Ltd.	179,400	12,704
Showa Corp.	127,000	2,555

Security	Number of Shares	Value ($ x 1,000)
Toyota Motor Corp.	156,300	9,131
		36,694
Banks 1.5%		
Bank of the Ryukyus, Ltd. *	55,200	1,623
Kyushu-Shinwa Holdings, Inc. *	713,000	1,531
Mitsubishi Tokyo Financial Group, Inc.	942	14,727
Mizuho Financial Group, Inc.	614	5,226
Sumitomo Mitsui Financial Group, Inc.	53	581
Suruga Bank Ltd.	172,000	2,398
The Minato Bank Ltd.	429,000	1,394
		27,480
Capital Goods 1.2%		
Amano Corp.	89,100	1,549
Chiyoda Corp.	109,000	2,447
MISUMI Group, Inc.	75,200	1,654
Mitsui & Co., Ltd.	140,500	2,126
Neomax Co., Ltd.	29,600	848
SMC Corp.	10,800	1,637
Taisei Corp.	477,400	2,132
Takeuchi Mfg. Co., Ltd.	59,800	3,198
Tsubakimoto Chain Co.	480,000	3,457
Tsugami Corp.	485,000	3,946
		22,994
Commercial Services & Supplies 0.4%		
en-Japan, Inc.	263	1,574
Meitec Corp.	120,000	4,088
Park24 Co., Ltd.	30,400	1,095
		6,757
Consumer Durables & Apparel 0.9%		
ES-Con Japan Ltd.	1,523	3,432
Hitachi Koki Co., Ltd.	94,000	1,664
Joint Corp.	40,000	1,304
Sega Sammy Holdings, Inc.	119,148	4,739
Sharp Corp.	383,000	6,702
		17,841
Diversified Financials 1.9%		
Aeon Credit Service Co., Ltd.	77,800	2,141
Aiful Corp	19,550	1,166
Credit Saison Co., Ltd.	128,400	6,739

Security	Number of Shares	Value ($ x 1,000)
Daiwa Securities Group, Inc.	585,500	8,085
ORIX Corp.	56,670	17,034
Sparx Asset Management Co., Ltd.	1,000	1,285
		36,450
Food, Beverage & Tobacco 0.4%		
Fuji Oil Co., Ltd.	116,000	1,246
Ito En, Ltd.	54,200	1,994
J-Oil Mills, Inc.	384,000	2,290
Japan Tobacco, Inc.	545	2,186
		7,716
Health Care Equipment & Services 0.3%		
Hogy Medical Co., Ltd.	36,700	1,942
Nakanishi, Inc.	11,900	1,280
Sysmex Corp.	52,900	2,372
		5,594
Household & Personal Products 0.7%		
Kao Corp.	71,000	1,908
Uni-Charm Corp.	202,200	11,583
		13,491
Insurance 0.1%		
Millea Holdings, Inc.	99	**1,978**
Materials 0.8%		
FP Corp.	34,800	1,275
Godo Steel Ltd.	563,000	3,779
JSR Corp.	110,800	3,405
Kanto Denka Kogyo Co., Ltd.	317,000	2,589
Nitto Denko Corp.	50,800	4,250
Stella Chemifa Corp.	12,500	739
		16,037
Media 0.1%		
Jupiter Telecommunications Co., Ltd. *	2,801	**2,030**
Pharmaceuticals & Biotechnology 0.9%		
Chugai Pharmaceutical Co., Ltd.	109,000	2,359
Takeda Pharmaceutical Co., Ltd.	200,500	12,261
Tsumura & Co.	57,000	1,512
		16,132

Security	Number of Shares	Value ($ x 1,000)
Real Estate 0.4%		
Aeon Mall Co., Ltd.	47,500	2,367
K.K. DaVinci Advisors *	917	1,017
Mitsubishi Estate Co., Ltd.	79,000	1,727
Mitsui Fudosan Co., Ltd.	69,000	1,545
		6,656
Retailing 1.2%		
ABC-Mart, Inc.	34,100	796
Honeys Co., Ltd.	85,648	4,638
Nitori Co., Ltd.	40,210	2,177
Pal Co., Ltd.	27,590	2,014
Point, Inc.	28,340	1,995
Ryohin Keikaku Co., Ltd.	31,900	2,854
Shimamura Co., Ltd.	22,100	2,716
United Arrows Ltd.	53,700	1,372
Yamada Denki Co., Ltd.	41,300	4,492
		23,054
Semiconductors & Semiconductor Equipment 0.5%		
Miraial Co., Ltd.	18,000	1,701
Rohm Co., Ltd.	71,000	7,522
		9,223
Software & Services 0.1%		
NTT Data Corp.	246	**1,138**
Technology Hardware & Equipment 0.7%		
Hoya Corp.	145,900	5,893
Keyence Corp.	26,800	7,021
		12,914
Telecommunication Services 1.2%		
NTT DoCoMo, Inc.	15,580	**23,216**
		287,395
Republic Of Korea 3.5%		
Automobiles & Components 0.1%		
Hyundai Motor Co., Ltd.	22,500	**1,981**
Banks 1.1%		
Hana Financial Group, Inc.	41,334	2,029
Kookmin Bank	179,610	16,025
Shinhan Financial Group Co., Ltd.	60,300	2,989
		21,043

See financial notes.   43

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Diversified Financials 0.2%		
Korea Investment Holdings Co., Ltd.	39,100	1,676
Tong Yang Investment Bank *	126,200	1,859
		3,535
Food & Staples Retailing 0.1%		
Shinsegae Co., Ltd.	4,400	2,157
Food, Beverage & Tobacco 0.3%		
KT&G Corp.	89,080	4,987
Semiconductors & Semiconductor Equipment 0.2%		
Samsung Electronics Co., Ltd.	5,120	3,494
Software & Services 0.2%		
NHN Corp. *	10,380	3,683
Telecommunication Services 1.3%		
SK Telecom Co., Ltd.	96,900	22,861
SK Telecom Co., Ltd. ADR (a)	52,000	1,388
		24,249
		65,129
Luxembourg 0.1%		
Commercial Services & Supplies 0.0%		
Transcom WorldWide S.A. *	6,900	87
Media 0.1%		
RTL Group	10,160	921
TVSL SA (a)*	35,075	–
		921
		1,008
Malaysia 0.2%		
Banks 0.1%		
Bumiputra-Commerce Holdings Bhd *	1,396,400	2,427
Transportation 0.1%		
Transmile Group Berhad	221,700	807
		3,234
Mexico 0.9%		
Consumer Durables & Apparel 0.2%		
Consorcio ARA SA de CV	218,700	1,158

Security	Number of Shares	Value ($ x 1,000)
Corporacion GEO SA de CV, Series B *	264,900	993
Desarrolladora Homex SA de CV (a)*	29,000	1,111
Urbi Desarrollos Urbanos SA de CV *	122,400	1,004
		4,266
Food & Staples Retailing 0.3%		
Walmart de Mexico, Series V	1,675,600	4,777
Media 0.2%		
Grupo Televisa SA de CV (a)	168,800	3,579
Telecommunication Services 0.2%		
America Movil SA de CV	1,625,500	2,999
Transportation 0.0%		
Grupo Aeroportuario del Pacifico SA de CV - ADR (a)*	22,600	752
		16,373
Netherlands 3.1%		
Capital Goods 0.2%		
Arcadis N.V.	56,866	2,699
Imtech NV	14,577	802
		3,501
Commercial Services & Supplies 0.4%		
Brunel International NV	62,966	2,383
USG People N.V.	68,831	5,927
		8,310
Consumer Durables & Apparel 0.4%		
Koninklijke (Royal) Philips Electronics N.V.	199,100	6,867
Koninklijke Ten Cate NV	47,129	1,374
		8,241
Diversified Financials 0.2%		
ING Groep N.V.	69,945	2,854
Food & Staples Retailing 0.0%		
Koninklijke Ahold NV *	56,685	465
Food, Beverage & Tobacco 0.4%		
Heineken Holding N.V.	200,000	7,134

Security	Number of Shares	Value ($ x 1,000)
Materials 0.7%		
Akzo Nobel N.V.	224,200	**12,918**
Media 0.1%		
Wegener NV	95,474	**1,809**
Pharmaceuticals & Biotechnology 0.1%		
QIAGEN N.V. *	109,700	**1,635**
Semiconductors & Semiconductor Equipment 0.2%		
ASML Holding N.V. - NY Reg'd. Shares (a)*	25,300	535
ASML Holding NV *	168,689	3,567
		4,102
Software & Services 0.2%		
Ordina Beheer N.V.	168,739	**3,984**
Technology Hardware & Equipment 0.2%		
TomTom N.V. *	75,700	**3,413**
		58,366
Norway 1.4%		
Commercial Services & Supplies 0.2%		
Tomra Systems ASA *	500,893	**4,962**
Diversified Financials 0.3%		
Acta Holding ASA	1,150,448	**5,171**
Energy 0.7%		
Fred Olsen Energy ASA *	54,578	2,566
Songa Offshore ASA *	235,471	2,608
Statoil ASA	137,200	4,495
TGS Nopec Geophysical Co. ASA *	45,062	3,001
		12,670
Technology Hardware & Equipment 0.1%		
Tandberg Television ASA *	106,343	**2,132**
Transportation 0.1%		
Norwegian Air Shuttle ASA *	117,874	**2,101**
		27,036

Security	Number of Shares	Value ($ x 1,000)
Panama 0.1%		
Transportation 0.1%		
Copa Holdings S.A., Class A (a)*	61,347	**1,371**
Portugal 0.1%		
Banks 0.1%		
Banco Comercial Portugues, S.A. (BCP)	395,200	**1,208**
Russia 0.3%		
Energy 0.2%		
Lukoil Holdings Co. ADR	44,100	3,995
NovaTek OAO GDR - Reg'd.	12,793	543
		4,538
Telecommunication Services 0.0%		
AFK Sistema GDR, 144A (a)*	11,244	**276**
Utilities 0.1%		
RAO Unified Energy System GDR	3,042	234
RAO Unified Energy System GDR	11,811	910
		1,144
		5,958
Singapore 1.4%		
Banks 0.3%		
United Overseas Bank Ltd.	632,000	**6,519**
Capital Goods 0.2%		
Jaya Holdings Ltd.	1,528,000	1,363
Keppel Corp., Ltd.	276,500	2,683
		4,046
Consumer Services 0.0%		
Raffles Education Corp., Ltd.	53,000	**84**
Food & Staples Retailing 0.1%		
Olam International Ltd.	1,943,000	**1,996**
Real Estate 0.4%		
Capitaland Ltd.	2,165,300	6,721
United Overseas Land Ltd.	48,200	94
		6,815

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Retailing 0.1%		
Osim International Ltd.	1,112,600	**1,274**
Transportation 0.3%		
Cosco Corp. (Singapore) Ltd.	2,409,040	2,183
Goodpack Ltd.	657,000	789
Singapore Airlines Ltd.	315,000	2,833
		5,805
		26,539
South Africa 0.9%		
Diversified Financials 0.3%		
African Bank Investments Ltd.	494,000	2,751
Investec Ltd.	53,637	3,049
		5,800
Energy 0.1%		
Sasol	60,900	**2,537**
Media 0.2%		
Naspers Ltd.	159,400	**3,487**
Pharmaceuticals & Biotechnology 0.1%		
Aspen Pharmacare Holdings Ltd. *	294,400	**2,079**
Retailing 0.1%		
Ellerine Holdings Ltd.	149,190	**2,294**
Telecommunication Services 0.1%		
MTN Group Ltd.	114,700	**1,145**
		17,342
Spain 1.4%		
Capital Goods 0.2%		
Grupo Ferrovial SA	34,400	**2,825**
Materials 0.2%		
Tubacex S.A.	483,418	**3,226**
Media 0.6%		
Gestevision Telecinco S.A.	450,000	11,493
Promotora de Informaciones S.A.	34,130	625
		12,118

Security	Number of Shares	Value ($ x 1,000)
Retailing 0.4%		
Industria de Diseno Textil, SA	180,678	**7,354**
		25,523
Sweden 1.1%		
Capital Goods 0.1%		
Munters AB	70,689	**2,685**
Consumer Durables & Apparel 0.2%		
JM AB	65,005	**4,184**
Diversified Financials 0.1%		
D. Carnegie & Co. AB	67,318	**1,495**
Health Care Equipment & Services 0.1%		
Capio AB *	51,900	**1,024**
Media 0.1%		
Modern Times Group AB, Series B *	36,450	**2,001**
Retailing 0.2%		
KappAhl Holding AB	250,586	1,966
Lindex AB *	152,591	2,260
		4,226
Technology Hardware & Equipment 0.3%		
Telefonaktiebolaget LM Ericsson, Class B	1,509,000	**5,355**
		20,970
Switzerland 9.1%		
Capital Goods 0.2%		
Georg Fischer AG - Reg'd. *	7,020	**3,410**
Commercial Services & Supplies 1.2%		
Adecco S.A.	295,491	18,328
SGS S.A. *	3,920	3,878
		22,206
Consumer Durables & Apparel 0.6%		
Swatch Group AG	65,500	**11,742**
Diversified Financials 1.8%		
Bank Sarasin & Cie AG	636	1,908
Credit Suisse Group	181,500	11,400

Security	Number of Shares	Value ($ x 1,000)
EFG International *	63,400	1,892
Partners Group *	22,043	1,377
UBS AG, Reg'd.	150,632	17,679
		34,256
Food, Beverage & Tobacco 1.2%		
Nestle S.A.	71,073	**21,669**
Health Care Equipment & Services 0.6%		
Galenica Holding AG - Reg'd. *	8,175	1,666
Nobel Biocare Holding AG	13,007	3,203
Phonak Holding AG	34,000	2,108
Synthes, Inc.	42,200	5,219
		12,196
Insurance 0.2%		
Swiss Re	42,010	**3,068**
Materials 1.3%		
Givaudan AG - Reg'd.	11,700	9,818
Lonza Group AG	106,400	7,547
Syngenta AG *	45,300	6,295
		23,660
Pharmaceuticals & Biotechnology 1.8%		
Novartis AG, Reg'd	326,874	18,734
Roche Holdings AG	87,617	13,447
Tecan AG *	38,398	2,187
		34,368
Retailing 0.0%		
Charles Vogele Holding AG *	2,908	**246**
Software & Services 0.1%		
Temenos Group AG *	166,202	**1,601**
Transportation 0.1%		
Kuehne & Nagel International AG *	6,400	**2,321**
		170,743
Taiwan 1.9%		
Banks 1.0%		
Chinatrust Financial Holding Co., Ltd.	23,138,289	**18,993**

Security	Number of Shares	Value ($ x 1,000)
Semiconductors & Semiconductor Equipment 0.3%		
Himax Technologies, Inc. ADR *	113,200	1,008
MediaTek, Inc.	298,400	3,487
Novatek Microelectronics Corp., Ltd.	1	—
Taiwan Semiconductor Manufacturing Co., Ltd. ADR	30,900	324
		4,819
Technology Hardware & Equipment 0.6%		
Hon Hai Precision Industry Co., Ltd.	642,241	4,339
Taiwan Green Point Enterprise Co., Ltd.	1,147,000	3,318
Wistron NeWeb Corp.	835,000	3,608
		11,265
		35,077
Turkey 0.3%		
Banks 0.2%		
Turk Ekonomi Bankasi A.S.	77,464	1,439
Turkiye Garanti Bankasi A.S.	381,000	1,572
		3,011
Materials 0.1%		
Akcansa Cimento A.S.	314,377	**2,411**
		5,422
United Kingdom 16.4%		
Banks 1.8%		
Barclays plc	119,785	1,488
Hilton Group plc	580,000	10,200
Lloyds TSB Group plc	994,000	9,614
Northern Rock plc	337,000	6,492
Standard Chartered plc	195,900	5,181
		32,975
Capital Goods 1.7%		
Ashtead Group plc	912,264	3,913
Charter plc *	210,129	3,056
Enodis plc	1,515,000	4,146
Morgan Crucible Co., plc *	400,385	1,820
Rolls-Royce Group plc *	1,376,600	11,927
Ultra Electronics Holdings plc	161,597	3,217
Vt Group plc	460,213	3,841
		31,920

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Commercial Services & Supplies 0.9%		
Aggreko plc	415,416	2,338
Babcock International Group plc	271,149	1,570
Homeserve plc	73,603	1,972
Michael Page Group plc	1,570,200	10,959
		16,839
Consumer Services 0.1%		
Carnival plc	37,568	**1,842**
Diversified Financials 0.2%		
IG Group Holdings plc	949,674	**3,992**
Energy 1.6%		
BG Group plc	994,500	13,251
BP plc	375,000	4,584
Burren Energy plc	128,300	2,332
Cairn Energy plc *	82,200	3,479
Stolt Offshore SA *	275,194	4,486
Tullow Oil plc	273,890	2,054
		30,186
Food & Staples Retailing 0.6%		
Tesco plc	1,603,700	9,336
William Morrison Supermarkets plc	662,895	2,254
		11,590
Food, Beverage & Tobacco 1.5%		
Cadbury Schweppes plc	1,048,744	10,344
Diageo plc	1,124,000	18,484
		28,828
Health Care Equipment & Services 0.0%		
Smith & Nephew plc	34,438	**284**
Household & Personal Products 0.2%		
Reckitt Benckiser plc	110,100	**4,010**
Materials 0.2%		
Peter Hambro Mining plc *	141,678	**4,258**
Media 2.7%		
British Sky Broadcasting Group plc	2,309,000	22,027
Johnston Press plc	1,488,000	13,188
Trinity Mirror plc	1,449,000	14,484

Security	Number of Shares	Value ($ x 1,000)
WPP Group plc	42,400	521
		50,220
Pharmaceuticals & Biotechnology 1.5%		
GlaxoSmithKline plc	991,000	**28,481**
Retailing 1.3%		
Kingfisher plc	766,676	3,147
Signet Group plc	9,353,000	17,938
The Carphone Warehouse plc	416,400	2,530
		23,615
Technology Hardware & Equipment 0.3%		
Premier Farnell plc	858,422	3,142
Rotork plc	121,309	1,709
		4,851
Telecommunication Services 1.3%		
Vanco plc *	42,465	429
Vodafone Group plc	9,976,600	23,596
		24,025
Transportation 0.5%		
Associated British Ports Holdings plc	746,000	**9,923**
Utilities 0.0%		
Centrica plc	156,260	**850**
		308,689

Preferred Stock 0.5% of net assets

Security	Number of Shares	Value ($ x 1,000)
Brazil 0.3%		
Banks 0.1%		
Banco Itau Holding Financeira S.A.	78,300	**2,468**
Energy 0.2%		
Petroleo Brasileiro S.A.	191,400	**4,240**
		6,708
Germany 0.2%		
Consumer Durables & Apparel 0.1%		
Hugo Boss AG	51,882	**2,455**

Security	Number of Shares	Value ($ x 1,000)
Media 0.1%		
ProSiebenSat.1 Media AG	23,607	**654**
		3,109
Netherlands 0.0%		
Capital Goods 0.0%		
Ballast Nedam N.V. *	16,141	**666**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
U.S. Treasury Obligation 0.2% of net assets		
U.S. Treasury Bill		
4.54%, 06/15/06	240	239
4.55%, 06/15/06	2,745	2,730
		2,969

Security	Number of Shares	
Other Investment Companies 7.6% of net assets		
iShares MSCI Emerging Markets Index Fund (a)	125,000	13,181
State Street Navigator Security Lending Prime Portfolio	78,560,000	78,560
State Street Institutional Liquid Reserves	50,141,663	50,142
		141,883
Rights 0.0% of net assets		
Sweden 0.0%		
Capio AB *	51,900	38
JM AB *	65,005	89
		127
Switzerland 0.0%		
Swiss Reinsurance *	39,703	–

End of Investments.

At April 30, 2006, the tax basis cost of the fund's investments was $1,443,316, and the unrealized appreciation and depreciation were $408,696 and ($6,209), respectively, with a net unrealized appreciation of $402,487.

* Non-income producing security.

(a) All or a portion of this security is held as collateral for open futures contracts.

ADR – American Depositary Receipt.

GDR – Global Depositary Receipt.

In addition to the above, the fund held the following at 04/30/06. All numbers are x 1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contract			
Russell 2000 Index, Long expires 06/15/06	100	38,440	1,233
S&P 500 Index, Long expires 06/15/06	107	35,200	175
			1,408

Portfolio Holdings continued

In addition to the above, the fund held the following at 4/30/06. All numbers x 1,000.

Forward Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
05/03/2006	BRL	57	USD	57	0
05/02/2006	USD	260	EUR	256	(4)
05/03/2006	USD	185	EUR	182	(3)
05/03/2006	EUR	3,718	USD	3,741	23
05/04/2006	USD	736	EUR	733	(3)
05/04/2006	EUR	404	USD	404	0
05/08/2006	HKD	45	USD	46	0
05/09/2006	HKD	27	USD	27	0
05/10/2006	HKD	31	USD	31	0
05/01/2006	JPY	239	USD	241	1
05/08/2006	USD	431	JPY	432	(1)
05/02/2006	GBP	10	USD	10	0
05/03/2006	GBP	1,522	USD	1,540	18
05/04/2006	USD	142	GBP	141	(1)
05/04/2006	GBP	47	USD	47	0
05/02/2006	SGD	5	USD	5	0
05/04/2006	SGD	17	USD	17	0
05/03/2006	SGD	15	USD	15	0
05/04/2006	ZAR	694	USD	700	6
05/04/2006	SEK	49	USD	48	(0)
05/02/2006	CHF	349	USD	357	8
05/04/2006	CHF	241	USD	241	0
05/10/2006	USD	6,137	CHF	6,478	341
05/10/2006	CHF	6,058	USD	6,137	79
					464

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (cost $1,439,387)	$1,845,803
Cash	17,664
Foreign currency (cost $11,265)	11,409
Receivables:	
Fund shares sold	9,730
Dividends	3,950
Interest	118
Due from brokers for futures	311
Foreign tax reclaims	850
Investment sold	7,443
Unrealized appreciation on foreign currency contracts	39
Unrealized appreciation on forward foreign currency contracts	476
Prepaid expenses	+ 67
Total assets	**1,897,860**

Liabilities

Payables:	
Investments bought	18,857
Foreign withholding taxes	238
Transfer agent and shareholder services fees	35
Trustee fees	3
Investment adviser and administrator fees	201
Fund shares redeemed	1,073
Unrealized depreciation on foreign currency contracts	17
Unrealized depreciation on forward foreign currency contracts	12
Accrued expenses	+ 285
Total liabilities	**20,721**

Net Assets

Total assets	1,897,860
Total liabilities	- 20,721
Net assets	**$1,877,139**

Net Assets by Source

Capital received from investors	1,411,795
Distribution in excess of net investment income	(4,028)
Net realized capital gains	60,890
Net unrealized capital gains	408,482

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$1,325,046		63,928		$20.73
Select Shares	$552,093		26,616		$20.74

Statement of
Operations

For November 1, 2005 through April 30, 2006. All numbers x 1,000.

Investment Income		
Dividends		$10,480
Interest	+	5,247
Total Investment Income		**15,727**
Net Realized Gains and Losses		
Net realized gains on investments		89,323
Net realized losses on foreign currency transactions		(101)
Net realized gains on futures contracts	+	1,287
Net realized gains		**90,509**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		215,293
Net unrealized losses on foreign currency transactions		(4,902)
Net unrealized gains on futures contracts	+	1,301
Net unrealized gains		**211,692**
Expenses		
Investment adviser and administrator fees		8,750
Transfer agent and shareholder service fees:		
Investor Shares		1,265
Select Shares		394
Trustees' fees		7
Custodian fees		252
Portfolio accounting fees		73
Professional fees		38
Registration fees		52
Shareholder reports		82
Other expenses	+	5
Total expenses		10,918
Expense reduction	-	182
Net expenses		**10,736**
Increase in Net Assets From Operations		
Total investment income		15,727
Net expenses	-	10,736
Net investment income		**4,991**
Net realized gains		90,509
Net unrealized gains	+	211,692
Increase in net assets from operations		**$307,192**

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	11/1/05-4/30/06	11/1/04-10/31/05
Net investment income	$4,991	$3,570
Net realized gains	90,509	56,947
Net unrealized gains or losses	+ 211,692	110,325
Increase in net assets from operations	**307,192**	**170,842**

Distributions Paid

Dividends from Net Investment Income

	11/1/05-4/30/06	11/1/04-10/31/05
Investor Shares	7,908	907
Select Shares	+ 3,448	317
Total dividends from net investment income	**$11,356**	**$1,224**

Transactions in Fund Shares

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	22,279	$423,828	17,457	$271,992
Select Shares	+ 11,560	219,695	11,835	185,351
Total shares sold	**33,839**	**$643,523**	**29,292**	**$457,343**
Shares Reinvested				
Investor Shares	406	$7,287	58	$837
Select Shares	+ 164	2,946	20	278
Total shares reinvested	**570**	**10,233**	**78**	**$1,115**
Shares Redeemed				
Investor Shares	(6,045)	($113,531)	(10,865)	($169,365)
Select Shares	+ (1,424)	(26,802)	(1,515)	(24,118)
Total shares redeemed	**(7,469)**	**($140,333)**	**(12,380)**	**($193,483)**
Net transactions in fund shares	**26,940**	**$513,423**	**16,990**	**$264,975**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	63,604	$1,067,880	46,614	$633,287
Total increase	+ 26,940	809,259	16,990	434,593
End of period	**90,544**	**$1,877,139**	**63,604**	**$1,067,880**
Distribution in excess of net investment income/ Net investment income not yet distributed		**($4,028)**		**$1,223**

1. Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds discussed in this report, which are highlighted:

Schwab Capital Trust (organized May 7, 1993)

Laudus U.S. MarketMasters Fund™	Schwab Viewpoints Fund™
Laudus Small-Cap MarketMasters Fund™	Schwab Premier Equity Fund®
Laudus International MarketMasters Fund™	Schwab Core Equity Fund™
Schwab S&P 500 Index Fund	Schwab Dividend Equity Fund™
Schwab Institutional Select® S&P 500 Fund	Schwab Large-Cap Growth Fund™
Schwab Small-Cap Index Fund®	Schwab Small-Cap Equity Fund™
Schwab Total Stock Market Index Fund®	Schwab Hedged Equity Fund™
Schwab International Index Fund®	Schwab Financial Services Fund™
Schwab MartketTrack All Equity Portfolio™	Schwab Health Care Fund™
Schwab MarketTrack Growth Portfolio™	Schwab Technology Fund™
Schwab MarketTrack Balanced Portfolio™	Schwab Target 2010 Fund
Schwab MarketTrack Conservative Portfolio™	Schwab Target 2020 FundSchwab Target 2030 Fund
	Schwab Target 2040 Fund
	Schwab Retirement Income Fund

Laudus MarketMasters Funds offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

Prior to June 3, 2002, each fund invested in a mix of actively managed mutual funds. The transition to their multi-manager strategy began on June 3, 2002.

2. Significant Accounting Policies:

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

(a) Security Valuation:

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no quoted value is available or when a significant event has occurred between the time of the security's last close and the time the fund calculates net asset value:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been delisted from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

  The Laudus International MarketMasters Fund has engaged a third party fair value service provider to systematically recommend the adjustment of closing market prices of securities traded principally in foreign markets. The Board of Trustees regularly reviews fair value determinations made by the Funds pursuant to the procedures.

- **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

- **Mutual funds:** valued at their respective net asset values as determined by those funds in accordance with the 1940 Act for a given day.

(b) Portfolio Investments:

Delayed-Delivery: The funds may buy securities on a delayed-delivery basis. In these transactions, the funds agree to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the funds could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

Futures Contract: The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

Forward Currency Contract: Laudus International MarketMasters Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards" as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

Repurchase Agreements: The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that is market value is at least equal to the repurchase price under the agreement.

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

For the period ended April 30, 2006, purchases and sales of securities (excluding short-term obligations) were as follows:

	Purchases	**Sales/Maturities**
U.S. MarketMasters Fund	$51,359	$63,108
Small-Cap MarketMasters Fund	53,756	66,228
International MarketMasters Fund	794,906	407,488

(d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price. Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds pay dividends from net investment income and make distributions from net realized capital gains once a year.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

(e) Early Redemption Fees:

The funds may impose a short-term redemption fee on any fund shares that are redeemed or exchanged by a shareholder within a specified number of days of the purchase date. For the shares purchased on or prior to 4/29/05, the Laudus International MarketMasters Fund charged a redemption fee of 1.50% on shares held 180 days or less. For shares purchased after 4/29/05, the funds charge a redemption fee of 2.00% on shares held 30 days or less. Such amounts are net of the redemption fee proceeds on the Statement of Changes in Net Assets. The redemption fees charged during the current and prior fiscal years were:

	April 30, 2006	October 31, 2005
U.S. MarketMasters Fund		
Investor Shares	$0*	$1
Select Shares	$—	—
Small-Cap MarketMasters Fund		
Investor Shares	$0*	$2
Select Shares	$—	—
International MarketMasters Fund		
Investor Shares	$21	$102
Select Shares	$4	$26

* Amount is not round to $1,000.

(f) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

(g) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(h) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

3. Affiliates and Affiliated Transactions:

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to each fund, the investment adviser is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

Average daily net assets	U.S. MarketMasters Fund	Small-Cap MarketMasters Fund	International MarketMasters Fund
First $500 million	0.925%	1.17%	1.290%
Over $500 million	0.92%	1.13%	1.275%
Over $1 billion	0.91%	1.07%	1.25%

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

58

	Transfer Agent Fees	Shareholder Service Fees
Investor Shares	0.05%	0.20%
Select Shares	0.05%	0.15%

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through February 27, 2007, as follows:

	U.S. MarketMasters Fund	Small-Cap MarketMasters Fund	International MarketMasters Fund
Investor Shares	1.25%	1.55%	1.65%
Select Shares	1.07%	1.37%	1.47%

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

4. Federal Income Taxes:

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

As of October 31, 2005, the components of undistributed earnings on a tax basis were as follows:

	U.S. MarketMasters Fund	Small-Cap MarketMasters Fund	International MarketMasters Fund
Undistributed ordinary income	$206	$11	$11,353
Undistributed long-term capital gains	$—	$8,917	$—
Unrealized appreciation/depreciation	$14,495	$14,935	$184,045

As of October 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expire	U.S. MarketMasters Fund	Small-Cap MarketMasters Fund	International MarketMasters Fund
2010	$31,494	—	$22,113
2011	604	—	$3,747
	$32,098	—	$25,860

The tax-basis components of distributions for the fiscal year ended October 31, 2005 were:

	U.S. MarketMasters Fund	Small-Cap MarketMasters Fund	International MarketMasters Fund
From ordinary income	$206	—	$11,353
From long-term capital gains	—	$8,917	—
From return of capital	—	—	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of October 31, 2005, the funds made the following reclassifications:

	U.S. MarketMasters Fund	Small-Cap MarketMasters Fund	International MarketMasters Fund
Capital shares	($3)	($1,192)	—
Undistributed net investment income	($23)	$1,145	($902)
Net realized capital gains and losses	$26	$47	$902

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 57 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[2] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Redwood Trust, Inc. (mortgage finance). Board 3—Director, PMI Group, Inc. (mortgage insurance).

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[3] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Aphton Corp. (bio-pharmaceuticals). Board 3—Director, Mission West Properties (commercial real estate). Board 4—Director, TOUSA (home building). Board 5—Director, Stratex Networks (network equipment). Board 6—Director, Genitope Corp. (bio-pharmaceuticals). Board 7—Director & Non-Executive Chairman, Solectron Corp. (manufacturing). Board 8—Director, Ditech Communications Corp. (voice communications technology).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Board 1—Board of Cooper Industries (electrical products, tools and hardware). Board 2—Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees		
Name and Year of Birth	**Trust Position(s); Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc.

Officers of the Trust		
Name and Year of Birth	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

63

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Mutual Fund Division, UST Advisers, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Treasurer, Chief Financial Officer and Chief Accounting Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1.800.435.4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com/marketmasters

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1.800.435.4000,** day or night (for TDD service, call **1.800.345.2550**).

TeleBroker®
Use our automated touch-tone phone service at **1.800.272.4922.**

Mail
Write to Laudus MarketMasters Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/marketmasters, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1.800.435.4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Laudus Funds™

Laudus MarketMasters Funds™
Laudus U.S. MarketMasters Fund™
Laudus Small-Cap MarketMasters Fund™
Laudus International MarketMasters Fund™

Laudus Rosenberg U.S. Equity Funds
Laudus Rosenberg U.S. Large Capitalization Fund
Laudus Rosenberg U.S. Large Capitalization Growth Fund
Laudus Rosenberg U.S. Discovery Fund
Laudus Rosenberg U.S. Small Capitalization Growth Fund

Laudus Rosenberg Equity Funds
Laudus Rosenberg International Equity Fund
Laudus Rosenberg International Small Capitalization Fund
Laudus Rosenberg European Fund

Laudus Rosenberg Long/Short Funds
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund
Laudus Rosenberg Global Long/Short Equity Fund
Laudus Rosenberg Value Long/Short Equity Fund

The Laudus Funds includes the Laudus Rosenberg Funds, which are part of the Laudus Trust and distributed by Laudus Distributor, Inc.; and the Laudus MarketMasters Funds, which are part of the Schwab Capital Trust, and distributed by Charles Schwab & Co., Inc.



LAUDUS FUNDS™

For More Information about the Funds:

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA
94104

Funds
Laudus MarketMasters Funds™
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

 MFR13563-09

Schwab Target Funds

Semiannual Report
April 30, 2006

Schwab Target 2010 Fund

Schwab Target 2020 Fund

Schwab Target 2030 Fund

Schwab Target 2040 Fund

Schwab Retirement Income Fund

charles SCHWAB

A suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By keeping our clients' interests as our main focus, Schwab Funds continues to provide a range of innovative investment choices that can serve as a foundation for many asset allocation plans.

We believe that success comes from a disciplined investment strategy and a strict adherence to a process. That is why our Schwab Funds portfolio management team takes a long-term view and strives to deliver consistent results.

I take particular pride in the Schwab Funds®. Founded over 15 years ago, they have now grown to include more than 50 funds with over $145 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

In closing, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We strive every day to warrant the trust you have placed in us and our commitment to you will not change.

Thank you for investing with us.

Sincerely,

Charles Schwab

Past performance is no guarantee of future results.

Management's Discussion for the six months ended April 30, 2006



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am pleased to bring you the semiannual report for the Schwab Target Funds for the six-month period ended April 30, 2006. The Schwab Target Funds, part of our suite of asset allocation funds, are actively managed to adjust over time as you approach retirement.

Research has shown that asset allocation can be the most important factor in determining overall portfolio performance—more important than which securities you choose or when you decide to buy and sell them. Asset allocation funds, such as the Schwab Target Funds, offer investors a convenient way to manage their entire portfolio in one investment. Allocating your investments across management strategies or asset classes can help balance risk while seeking to provide competitive returns.

Here at Schwab, we continue to evaluate opportunities to expand our fund product offering, while striving to provide strong results and good value to investors. I speak for all of Schwab Funds when I say we want Schwab to be the place where investors find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Past performance is no guarantee of future results.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Kimon Daifotis, CFA, senior vice president and chief investment officer, fixed-income, of the investment adviser, is responsible for the overall management of the bond and cash portions of the funds. Prior to joining the firm in September 1997, he worked for more than 20 years in research and asset management.

The Investment Environment and the Funds

The markets remained in a steady growth mode over the past six months and ended the period with positive returns. During the report period, oil prices hit highs never seen before and the Federal Reserve (the Fed) continued to raise short-term interest rates to curb inflationary pressures, raising the rate four consecutive times in the six-month period and bringing the benchmark rate up to 4.75%. This was the 15th rate hike over the past two years and remains the longest span of increases since the 1970s.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel and domestic gasoline prices were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Despite recent weaknesses, domestic equity stocks remained near multi-year highs. Reasonable valuations, a solid earnings season, and expectations that the current monetary policy tightening will soon come to an end have helped to support equity prices. Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Additionally, with the unemployment rate at a healthy 4.7%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last six months, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth moderated in the fourth quarter of 2005, growth rebounded strongly in the first quarter of 2006 and economic fundamentals remained healthy as of the end of the report period.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for day-to-day co-management of the funds. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 9.64% for the six-month period ending April 30, 2006 while the Russell 2000 Index also displayed a positive return of 18.91%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 22.89% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which returned 0.56% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 9.64% **S&P 500® Index:** measures U.S. large-cap stocks
- 18.91% **Russell 2000® Index:** measures U.S. small-cap stocks
- 22.89% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 0.56% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- 2.04% **Three-Month U.S. Treasury Bills (T-bills):** measures short-term U.S. Treasury obligations



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the six months ended 4/30/06.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Target 2010 Fund   **9.62%**
Benchmark **8.94%**
Fund Category[1] **5.71%**

Performance Details . . . . pages 7

Schwab Target 2020 Fund   **10.49%**
Benchmark **9.92%**
Fund Category[1] **10.08%**

Performance Details . . . . pages 9

Schwab Target 2030 Fund   **11.35%**
Benchmark **10.79%**
Fund Category[1] **12.39%**

Performance Details . . . . . . pages 11

Schwab Target 2040 Fund   **12.53%**
Benchmark **11.79%**
Fund Category[1] **12.39%**

Performance Details . . . . . . pages 13

Schwab Retirement Income Fund **3.39%**
Benchmark **3.60%**
Fund Category[1] **4.83%**

Performance Details . . . . . . pages 15

The Schwab Target Funds all share the same investment approach: each seeks to achieve its objective by investing in a combination of other Schwab Funds and Laudus Funds. The underlying funds include a combination of equity, fixed income and money market mutual funds to meet their various target asset allocations and investment styles. Furthermore, each of the four dated funds is rebalanced from a more aggressive to a more conservative style as it approaches its target retirement year, helping keep your investment properly allocated over your lifetime.

Performance of the Schwab Target Funds reflect a blend of the results of their underlying funds. As shown on the next page, each fund has its own distinct target portfolio allocation and is designed to accommodate different investment goals and levels of risk tolerance. The portfolios of the funds with an earlier target retirement date are more heavily allocated to fixed income, ultra-short fixed income funds and money market funds and represent a more conservative style of investing.

The Schwab Retirement Income Fund is designed for investors currently in retirement, and as such, has a majority of its portfolio invested in fixed income, ultra-short fixed income and money market funds. The fund is intended to provide monthly income with equity growth potential. Since the fund invests up to 75% of its assets in fixed income, its return was impacted by the bond markets' sluggish performance during the report period. The Schwab Retirement Fund returned 3.39%, closely tracking its benchmark for the period.

Of the four dated funds, the Schwab Target 2010 Fund has the shortest time horizon and as such, has the lowest percentage of its assets allocated to equities. The Schwab Target 2010 Fund returned 9.62% for the period, beating its benchmark and fund category average.

Further down the spectrum, funds with later target retirement dates take a more aggressive approach in their investment strategy by allocating a higher percentage of their assets to equity securities. The Schwab Target 2040 Fund, which is the fund with the latest retirement date, has the

highest percentage of assets allocated to equities. For the six-month report period, the Schwab Target 2040 Fund returned 12.53% and out-performed its benchmark, the Target 2040 Composite Index, which returned 11.79%.

For this report period, the underlying investment funds that produced the best results were those with an international equity focus, namely Laudus Rosenberg International Small Capitalization Fund, up 28.85%, and Laudus MarketMasters International Fund, up 24.66%. Results on the fixed income side were mixed, due to challenging market factors in that sector over the period. Although Schwab Total Bond Market Fund returned 0.58% for the period, it still outperformed its benchmark, the Lehman U.S. Aggregate Bond Index, which returned 0.56% for the six-month period.

Target Asset Allocation[1]

Asset Class	Schwab Target 2010 Fund	Schwab Target 2020 Fund	Schwab Target 2030 Fund	Schwab Target 2040 Fund	Schwab Retirement Income Fund
Equity Securities	63%	70%	77%	84%	20%
Fixed-Income Securities	35%	28%	21%	14%	50%
Ultra-Short Fixed Income Securities	1%	1%	1%	1%	25%
Money Market Funds	1%	1%	1%	1%	5%

[1] The actual asset allocation as of the end of the report period is shown in the Performance and Fund Facts section of this book.
Nothing in this report represents a recommendation of a security by the investment adviser.
Manager views and portfolio holdings may have changed since the report date.

Schwab Target 2010 Fund

Performance as of 4/30/06

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**   Ticker Symbol: SWBRX
■ Benchmark: **Target 2010 Composite Index**
■ Fund Category: **Morningstar Target-Date 2000-2014**



	6 Months	Since Inception: 7/1/05
Fund	9.62%	12.25%
Benchmark	8.94%	10.78%
Fund Category	5.71%	5.49%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and two additional indices.

■ $11,225 **Fund**
■ $11,078 **Target 2010 Composite Index**
■ $11,337 **Dow Jones Wilshire 5000 Composite Index**[SM]
□ $9,909 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

[3] The Target 2010 Composite Index is derived using the following portion allocations: 48% Dow Jones Wilshire 5000 Composite Index, 16% MSCI EAFE Index, 34% Lehman Brothers U.S. Aggregate Bond Index, and 2% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Schwab Target 2010 Fund

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund**™	32.4%
❷ **Schwab Core Equity Fund**™	21.7%
❸ **Laudus International MarketMasters Fund**™, Select Shares®	10.7%
❹ **Schwab Small-Cap Equity Fund**™, Select Shares	6.8%
❺ **Laudus Rosenberg International Small Capitalization Fund,** Institutional Shares	6.6%
❻ **Schwab Dividend Equity Fund**™, Select Shares	6.3%
❼ **Laudus Rosenberg U.S. Large Capitalization Growth Fund,** Institutional Shares	6.3%
❽ **Laudus Rosenberg U.S. Discovery Fund,** Institutional Shares	3.9%
❾ **Schwab YieldPlus Fund**®, Select Shares	0.9%
❿ **Schwab Value Advantage Money Fund**®, Institutional Shares	0.9%
Total	**96.5%**

Statistics

Number of Holdings	10
Weighted Average Market Cap ($ x 1,000,000)	$36,003
Price/Earnings Ratio (P/E)	19.9
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



- 45.1% **Equity Funds–Domestic**
- 33.4% **Fixed-Income Funds**
- 17.3% **Equity Funds–International**
- 4.2% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab Target 2020 Fund

Performance as of 4/30/06

Total Returns[1, 2, 3]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- **Fund** Ticker Symbol: SWCRX
- Benchmark: **Target 2020 Composite Index**
- Fund Category: **Morningstar Target-Date 2015-2029**



30%
20%
10%
0%
-10%
-20%
-30%
10.49%
9.92%
10.08%
13.69%
12.16%
10.48%
6 Months
Since Inception: 7/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and two additional indices.

- $11,369 **Fund**
- $11,216 **Target 2020 Composite Index**
- $11,337 **Dow Jones Wilshire 5000 Composite Index**[SM]
- $9,909 **Lehman Brothers U.S. Aggregate Bond Index**



$20,000
$15,000
$10,000
$5,000
$0
7/1/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

[3] The Target 2020 Composite Index is derived using the following portion allocations: 53% Dow Jones Wilshire 5000 Composite Index, 18% MSCI EAFE Index, 27% Lehman Brothers U.S. Aggregate Bond Index, and 2% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Schwab Target 2020 Fund

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund™**	26.5%
❷ **Schwab Core Equity Fund™**	23.5%
❸ **Laudus International Marketmasters Fund™,** Select Shares®	10.4%
❹ **Laudus Rosenberg International Small Capitalization Fund,** Institutional Shares	8.6%
❺ **Schwab Small-Cap Equity Fund™,** Select Shares	8.4%
❻ **Schwab Dividend Equity Fund™,** Select Shares	7.9%
❼ **Laudus Rosenberg U.S. Large Capitalization Growth Fund,** Institutional Shares	7.8%
❽ **Laudus Rosenberg U.S. Discovery Fund,** Institutional Shares	4.1%
❾ **Schwab YieldPlus Fund®,** Select Shares	1.0%
❿ **Schwab Value Advantage Money Fund®,** Institutional Shares	1.0%
Total	**99.2%**

Statistics

Number of Holdings	10
Weighted Average Market Cap ($ x 1,000,000)	$35,622
Price/Earnings Ratio (P/E)	19.9
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



- 51.8% **Equity Funds–Domestic**
- 27.6% **Fixed-Income Funds**
- 19.0% **Equity Funds–International**
- 1.6% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab Target 2030 Fund

Performance as of 4/30/06

Total Returns[1, 2, 3]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund** Ticker Symbol: SWDRX
■ Benchmark: **Target 2030 Composite Index**
■ Fund Category: **Morningstar Target-Date 2030+**



30%
20%
10%
0%
-10%
-20%
-30%
11.35%
10.79%
12.39%
14.80%
13.38%
14.60%
6 Months
Since Inception: 7/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and two additional indices.

■ $11,480 **Fund**
■ $11,338 **Target 2030 Composite Index**
■ $11,337 **Dow Jones Wilshire 5000 Composite Index**[SM]
□ $9,909 **Lehman Brothers U.S. Aggregate Bond Index**



$20,000
$15,000
$10,000
$5,000
$0
7/1/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

1 Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

2 Source for category information: Morningstar, Inc.

3 The Target 2030 Composite Index is derived using the following portion allocations: 59% Dow Jones Wilshire 5000 Composite Index, 19% MSCI EAFE Index, 20% Lehman Brothers U.S. Aggregate Bond Index, and 2% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Schwab Target 2030 Fund

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Core Equity Fund**™	26.2%
❷ **Schwab Total Bond Market Fund**™	19.9%
❸ **Laudus International MarketMasters Fund**™, Select Shares®	12.4%
❹ **Schwab Small-Cap Equity Fund**™, Select Shares	10.0%
❺ **Schwab Dividend Equity Fund**™, Select Shares	7.9%
❻ **Laudus Rosenberg U.S. Large Capitalization Growth Fund,** Institutional Shares	7.8%
❼ **Laudus Rosenberg International Small Capitalization Fund,** Institutional Shares	7.4%
❽ **Laudus Rosenberg U.S. Discovery Fund,** Institutional Shares	5.1%
❾ **Schwab YieldPlus Fund**®, Select Shares	1.0%
❿ **Schwab Value Advantage Money Fund**®, Institutional Shares	1.0%
Total	**98.7%**

Statistics

Number of Holdings	10
Weighted Average Market Cap ($ x 1,000,000)	$35,410
Price/Earnings Ratio (P/E)	20.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



- 57.3% **Equity Funds–Domestic**
- 21.0% **Fixed-Income Funds**
- 19.9% **Equity Funds–International**
- 1.8% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab Target 2040 Fund

Performance as of 4/30/06

Total Returns[1, 2, 3]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**   Ticker Symbol: SWERX
■ Benchmark: **Target 2040 Composite Index**
■ Fund Category: **Morningstar Target-Date 2030+**



	6 Months	Since Inception: 7/1/05
Fund	12.53%	16.58%
Benchmark	11.79%	14.78%
Category	12.39%	14.60%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and two additional indices.

■ $11,658 **Fund**
■ $11,478 **Target 2040 Composite Index**
■ $11,337 **Dow Jones Wilshire 5000 Composite Index**[SM]
☐ $9,909 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

[3] The Target 2040 Composite Index is derived using the following portion allocations: 64% Dow Jones Wilshire 5000 Composite Index, 21% MSCI EAFE Index, 13% Lehman Brothers U.S. Aggregate Bond Index, and 2% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Schwab Target 2040 Fund

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Core Equity Fund™**	27.0%
❷ **Laudus International MarketMasters Fund™,** Select Shares®	13.3%
❸ **Schwab Total Bond Market Fund™**	13.2%
❹ **Schwab Small-Cap Equity Fund™,** Select Shares	10.9%
❺ **Schwab Dividend Equity Fund™,** Select Shares	8.8%
❻ **Laudus Rosenberg U.S. Large Capitalization Growth Fund,** Institutional Shares	8.7%
❼ **Laudus Rosenberg International Small Capitalization Fund,** Institutional Shares	8.4%
❽ **Laudus Rosenberg U.S. Discovery Fund,** Institutional Shares	6.0%
❾ **Schwab YieldPlus Fund®,** Select Shares	1.0%
❿ **Schwab Value Advantage Money Fund®,** Institutional Shares	1.0%
Total	**98.3%**

Statistics

Number of Holdings	10
Weighted Average Market Cap ($ x 1,000,000)	$34,921
Price/Earnings Ratio (P/E)	20.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



- 61.9% **Equity Funds–Domestic**
- 21.9% **Equity Funds–International**
- 14.3% **Fixed-Income Funds**
- 1.9% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab Retirement Income Fund

Performance as of 4/30/06

Total Returns[1, 2, 3]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- **Fund** Ticker Symbol: SWARX
- Benchmark: **Target Income Composite Index**
- Fund Category: **Morningstar Conservative Allocation**



30%
20%
10%
0%
-10%
-20%
-30%
3.39%
3.60%
4.83%
3.55%
3.88%
5.27%
6 Months
Since Inception: 7/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and two additional indices.

- $10,355 **Fund**
- $10,388 **Target Income Composite Index**
- $11,337 **Dow Jones Wilshire 5000 Composite Index**SM
- $9,909 **Lehman Brothers U.S. Aggregate Bond Index**



$20,000
$15,000
$10,000
$5,000
$0
7/1/05
4/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

1 Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

2 Source for category information: Morningstar, Inc.

3 The Target Income Composite Index is derived using the following portion allocations: 15% Dow Jones Wilshire 5000 Composite Index, 5% MSCI EAFE Index, 50% Lehman Brothers U.S. Aggregate Bond Index, and 30% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Schwab Retirement Income Fund

Fund Facts as of 4/30/06

Top Holdings[1]	
Security	**% of Net Assets**
❶ **Schwab Total Bond Market Fund**™	47.5%
❷ **Schwab YieldPlus Fund**®, Select Shares®	24.2%
❸ **Schwab Dividend Equity Fund**™, Select Shares	15.1%
❹ **Laudus International MarketMasters Fund,** Select Shares	5.0%
❺ **Schwab Value Advantage Money Fund**®, Institutional Shares	4.6%
Total	**96.4%**

Statistics	
Number of Holdings	5
Weighted Average Market Cap ($ x 1,000,000)	$48,227
Price/Earnings Ratio (P/E)	17.6
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



- 71.6% **Fixed-Income Funds**
- 15.1% **Equity Funds–Domestic**
- 5.0% **Equity Funds–International**
- 8.3% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for the period beginning November 1, 2005 and held through April 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then

multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Schwab Target 2010 Fund				
Actual Return	0.06%	$1,000	$1,096.20	$0.32
Hypothetical 5% Return	0.06%	$1,000	$1,024.50	$0.31
Schwab Target 2020 Fund				
Actual Return	0.04%	$1,000	$1,104.90	$0.21
Hypothetical 5% Return	0.04%	$1,000	$1,024.60	$0.20
Schwab Target 2030 Fund				
Actual Return	0.03%	$1,000	$1,113.50	$0.16
Hypothetical 5% Return	0.03%	$1,000	$1,024.65	$0.15
Schwab Target 2040 Fund				
Actual Return	0.01%	$1,000	$1,125.33	$0.05
Hypothetical 5% Return	0.01%	$1,000	$1,024.75	$0.05
Schwab Retirement Investment Fund				
Actual Return	0.10%	$1,000	$1,033.87	$0.51
Hypothetical 5% Return	0.10%	$1,000	$1,024.30	$0.51

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights; does not include expenses of underlying funds in which the funds invest.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period (from 7/1/05, commencement of operations through 4/30/06), and divided by 365 days of the fiscal year.

Schwab Target 2010 Fund

Financial Statements

Financial Highlights

	11/1/05 4/30/06*	7/1/05[1]– 10/31/05
Per-Share Data ($)		
Net asset value at beginning of period	10.24	10.00
Income from investment operations:		
Net investment income	0.13	0.04
Net realized and unrealized gains	0.84	0.20
Total income from investment operations	0.97	0.24
Less distributions:		
Dividends from net investment income	(0.17)	—
Net asset value at end of period	11.04	10.24
Total return (%)	9.62[2]	2.40[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses[3]	0.06[4]	0.06[4]
Gross operating expenses[3]	0.30[4]	0.37[4]
Net investment income	2.31[4]	1.51[4]
Portfolio turnover rate	—	—
Net assets, end of period ($ x 1,000,000)	47	32

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

18   *See financial notes.*

Portfolio Holdings as of April 30, 2006 (unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
96.3%	**Other Investment Companies**	41,779	44,863
3.4%	**Short-Term Investment**	1,538	1,538
99.7%	**Total Investments**	**43,317**	**46,401**
0.3%	**Other Assets and Liabilities, Net**		162
100.0%	**Total Net Assets**		**46,563**

Security	Number of Shares	Value ($ x 1,000)
Other Investment Companies 96.3% of net assets		
Equity Funds 62.3%		
Laudus International MarketMasters Fund, Select Shares *(a)*	239,208	4,961
Laudus Rosenberg International Small Capitalization Fund, Institutional Shares *(a)*	139,955	3,085
Laudus Rosenberg U.S. Discovery Fund, Institutional Shares *(a)*	92,379	1,799
Laudus Rosenberg U.S. Large Capitalization Growth Fund, Institutional Shares *(a)*	317,220	2,941
Schwab Core Equity Fund *(a)*	584,386	10,081
Schwab Dividend Equity Fund, Select Shares *(a)*	214,442	2,955
Schwab Small-Cap Equity Fund, Select Shares *(a)*	178,632	3,169
		28,991
Fixed-Income Funds 33.2%		
Schwab Total Bond Market Fund *(a)*	1,560,790	15,077
Schwab YieldPlus Fund, Select Shares *(a)*	41,198	399
		15,476
Money Funds 0.8%		
Schwab Value Advantage Money Fund, Institutional Shares *(a)*	396,498	**396**

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 3.4% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	1,538	**1,538**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $43,317, and the unrealized appreciation and depreciation were $3,597 and ($513), respectively, with a net unrealized appreciation of $3,084.

(a) Issuer is affiliated with the fund's adviser.

Statement of

Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $41,779)		$44,863
Investments, at value (cost $1,538)		1,538
Receivables:		
Fund shares sold		151
Dividends		59
Interest		1
Prepaid expenses	+	25
Total assets		**46,637**

Liabilities

Payables:		
Investments bought		58
Trustee fees		1
Accrued expenses	+	14
Total liabilities		**74**

Net Assets

Total assets		46,637
Total liabilities	-	74
Net assets		**$46,563**

Net Assets by Source

Capital received from investors	$43,230
Distributions in excess of net investment income	(11)
Net realized capital gains	260
Net unrealized capital gains	3,084

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$46,563		4,218		11.04

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$441
Interest	+	16
Total Investment Income		**457**

Net Realized Gains and Losses

Net realized gains received from affiliated underlying funds	**260**

Net Unrealized Gains and Losses

Net unrealized gains from affiliated underlying funds	**2,729**

Expenses

Trustees' fees		3
Custodian fees		6
Portfolio accounting fees		4
Professional fees		15
Registration fees		16
Shareholder reports	+	14
Total expenses		58
Expense reduction	-	46
Net expenses		**12**

Increase in Net Assets from Operations

Total investment income		457
Net expenses	-	12
Net investment income		**445**
Net realized gains		260
Net unrealized gains	+	2,729
Increase in net assets from operations		**$3,434**

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited

Operations

	11/1/05-4/30/06	7/1/05*-10/31/05
Net investment income	445	136
Net realized gains	260	–
Net unrealized gains +	2,729	355
Increase in net assets from operations	**3,434**	**491**

Distributions Paid

Dividends from net investment income	**592**	–

Transactions in Fund Shares

	11/1/05-4/30/06		7/1/05*-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,361	14,593	3,174	32,017
Shares reinvested	52	546	–	–
Shares redeemed +	(296)	(3,182)	(73)	(744)
Net transactions in fund shares	**1,117**	**11,957**	**3,101**	**31,273**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		7/1/05*-10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,101	31,764	–	–
Total increase +	1,117	14,799	3,101	31,764
End of period	**4,218**	**46,563**	**3,101**	**31,764**
Distributions in excess of net investment income/				
Net investment income not yet distributed		**($11)**		**$136**

* Commencement of operations.

Schwab Target 2020 Fund

Financial Statements

Financial Highlights

	11/1/05 4/30/06*	7/1/05[1]– 10/31/05
Per-Share Data ($)		
Net asset value at beginning of period	10.28	10.00
Income from investment operations:		
Net investment income	0.13	0.04
Net realized and unrealized gains	0.95	0.24
Total income from investment operations	1.08	0.28
Less distributions:		
Dividends from net investment income	(0.18)	—
Net asset value at end of period	11.18	10.28
Total return (%)	10.49[2]	2.80[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses[3]	0.04[4]	0.04[4]
Gross operating expenses[3]	0.25[4]	0.36[4]
Net investment income	2.06[4]	1.29[4]
Portfolio turnover rate	—	—
Net assets, end of period ($ x 1,000,000)	61	35

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

Portfolio Holdings as of April 30, 2006 (unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.0%	Other Investment Companies	56,840	60,884
0.7%	Short-Term Investment	411	411
99.7%	Total Investments	57,251	61,295
0.3%	Other Assets and Liabilities, Net		175
100.0%	Total Net Assets		61,470

Security	Number of Shares	Value ($ x 1,000)

Other Investment Companies 99.0% of net assets

Equity Funds 70.6%

Laudus Rosenberg International Small Capitalization Fund, Institutional Shares (a)	238,481	5,256
Schwab Dividend Equity Fund, Select Shares (a)	352,183	4,853
Schwab Small-Cap Equity Fund, Select Shares (a)	291,264	5,167

Security	Number of Shares	Value ($ x 1,000)
Schwab Core Equity Fund (a)	837,607	14,449
Laudus International Market Masters Fund, Select Shares (a)	308,132	6,391
Laudus Rosenberg U.S. Discovery Fund, Institutional Shares (a)	128,310	2,499
Laudus Rosenberg U.S. Large Capitalization Growth Fund, Institutional Shares (a)	516,262	4,786
		43,401

Fixed-Income Funds 27.5%

Schwab YieldPlus Fund, Select Shares (a)	60,735	587
Schwab Total Bond Market Fund (a)	1,688,510	16,311
		16,898

Money Funds 0.9%

Schwab Value Advantage Money Fund, Institutional Shares (a)	584,780	585

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)

Short-Term Investment 0.7% of net assets

Brown Brothers Harriman & Co. Cash Management Sweep	411	411

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $57,251, and the unrealized appreciation and depreciation were $4,525 and ($481), respectively, with a net unrealized appreciation of $4,044.

(a) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $56,840)	$60,884
Investments, at value (cost $411)	411
Receivables:	
Fund shares sold	183
Dividends	60
Due from investment adviser	11
Prepaid expenses	+ 21
Total assets	**61,570**

Liabilities

Payables:	
Investments bought	60
Trustee fees	1
Fund shares redeemed	11
Accrued expenses	+ 28
Total liabilities	**100**

Net Assets

Total assets	61,570
Total liabilities	- 100
Net assets	**$61,470**

Net Assets by Source

Capital received from investors	57,166
Distributions in excess of net investment income	(93)
Net realized capital gains	353
Net unrealized capital gains	4,044

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$61,470		5,497		$11.18

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income		
Dividends received from affliliated underlying funds		$458
Interest	+	24
Total Investment Income		**482**
Net Realized Gains and Losses		
Net realized gains received from affiliated underlying funds		**353**
Net Unrealized Gains and Losses		
Net unrealized gains from affiliated underlying funds		**3,610**
Expenses		
Trustees' fees		3
Custodian fees		6
Portfolio accounting fees		4
Professional fees		15
Registration fees		13
Shareholder reports	+	17
Total expenses		58
Expense reduction	-	49
Net expenses		**9**
Increase in Net Assets from Operations		
Total investment income		482
Net expenses	-	9
Net investment income		**473**
Net realized gains		353
Net unrealized gains	+	3,610
Increase in net assets from operations		**$4,436**

 See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited

Operations

	11/1/05-4/30/06	7/1/05*-10/31/05
Net investment income	$473	$121
Net realized gains	353	–
Net unrealized gains	+ 3,610	434
Increase in net assets from operations	**4,436**	**555**

Distributions Paid

Dividends from net investment income	**$687**	**$–**

Transactions in Fund Shares

	11/1/05-4/30/06		7/1/05*-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,395	$25,988	3,422	$34,636
Shares reinvested	64	672	–	–
Shares redeemed	+ (339)	(3,671)	(45)	(459)
Net transactions in fund shares	**2,120**	**$22,989**	**3,377**	**$34,177**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		7/1/05*-10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,377	$34,732	$–	$–
Total increase	+ 2,120	26,738	3,377	34,732
End of period	**5,497**	**$61,470**	**3,377**	**$34,732**
Distributions in excess of net investment income/ Net investment income not yet distributed		**($93)**		**$121**

* Commencement of operations.

Schwab Target 2030 Fund

Financial Statements

Financial Highlights

	11/1/05-4/30/06*	7/1/05[1]–10/31/05
Per-Share Data ($)		
Net asset value at beginning of period	10.31	10.00
Income from investment operations:		
Net investment income	0.12	0.03
Net realized and unrealized gains	1.04	0.28
Total income from investment operations	1.16	0.31
Less distributions:		
Dividends from net income	(0.17)	—
Net asset value at end of period	11.30	10.31
Total return (%)	11.35[2]	3.10[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses[3]	0.03[4]	0.03[4]
Gross operating expenses[3]	0.36[4]	0.58[4]
Net investment income	1.81[4]	1.05[4]
Portfolio turnover rate	—	—
Net assets, end of period ($ x 1,000,000)	37	19

[*] Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

Portfolio Holdings as of April 30, 2006, unaudited

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.6%	Other Investment Companies	33,514	36,053
0.7%	Short-Term Investments	283	283
99.3%	Total Investments	33,797	36,336
0.7%	Other Assets and Liabilities, Net		244
100.0%	Total Net Assets		36,580

Security	Number of Shares	Value ($ x 1,000)

Other Investment Companies 98.6% of net assets

Equity Funds 76.7%

Laudus International MarketMasters Fund, Select Shares (a)	218,814	4,538
Laudus Rosenberg International Small Capitalization Fund, Institutional Shares (a)	122,921	2,709
Laudus Rosenberg U.S. Discovery Fund, Institutional Shares (a)	94,929	1,849

Security	Number of Shares	Value ($ x 1,000)
Laudus Rosenberg U.S. Large Capitalization Growth Fund, Institutional Shares (a)	306,188	2,839
Schwab Core Equity Fund (a)	555,697	9,586
Schwab Dividend Equity Fund, Select Shares (a)	209,446	2,886
Schwab Small-Cap Equity Fund, Select Shares (a)	206,602	3,665
		28,072

Fixed-Income Funds 20.9%

Schwab Total Bond Market Fund (a)	753,614	7,280
Schwab YieldPlus Fund, Select Shares (a)	36,357	351
		7,631

Money Funds 1.0%

Schwab Value Advantage Money Fund, Institutional Shares (a)	350,052	**350**

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)

Short-Term Investment 0.7% of net assets

Brown Brothers Harriman & Co. Cash Management Sweep	283	**283**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $33,797, and the unrealized gains and losses were $2,743 and ($204), respectively, with a net unrealized appreciation of $2,539.

(a) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $33,514)	$36,053
Investments, at value (cost $283)	283
Receivables:	
Fund shares sold	242
Dividends	27
Due from investment adviser	9
Prepaid expenses	+ 22
Total assets	**36,636**

Liabilities

Payables:	
Investments bought	27
Trustee fees	1
Fund shares redeemed	10
Accrued expenses	+ 18
Total liabilities	**56**

Net Assets

Total assets	36,636
Total liabilities	- 56
Net assets	**$36,580**

Net Assets by Source

Capital received from investors	33,917
Distributions in excess of net investment income	(68)
Net realized capital gains	192
Net unrealized capital gains	2,539

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$36,580		3,238		$11.30

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$229
Interest	+	15
Total investment income		**244**

Net Realized Gains and Losses

Net realized gains received from affiliated underlying funds	**192**

Net Unrealized Gains and Losses

Net unrealized gains from affiliated underlying funds	**2,287**

Expenses

Trustees' fees		3
Custodian fees		6
Portfolio accounting fees		4
Professional fees		15
Registration fees		9
Shareholder reports	+	11
Total expenses		48
Expense reduction	-	44
Net expenses		**4**

Increase in Net Assets from Operations

Total investment income		244
Net expenses	-	4
Net investment income		**240**
Net realized gains		192
Net unrealized gains	+	2,287
Increase in net assets from operations		**$2,719**

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited

Operations

		11/1/05-4/30/06	07/01/05-10/31/05
Net investment income		$240	$51
Net realized gains		192	–
Net unrealized gains or losses	+	2,287	252
Increase in net assets from operations		**2,719**	**303**

Distributions Paid

Dividends from net investment income	**$359**	**$–**

Transactions in Fund Shares

		11/1/05-4/30/06		07/01/05-10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold		1,545	$16,877	1,866	$18,936
Shares reinvested		33	346	–	–
Shares redeemed	+	(187)	(2,053)	(19)	(189)
Net transactions in fund shares		**1,391**	**$15,170**	**1,847**	**$18,747**

Shares Outstanding and Net Assets

		11/1/05-4/30/06		07/01/05-10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		1,847	$19,050	–	$–
Total increase or decrease	+	1,391	17,530	1,847	19,050
End of period		**3,238**	**$36,580**	**1,847**	**$19,050**
Distributions in excess of net investment income/ Net investment income not yet distributed			**($68)**		**$51**

*Commencement of operations

 See financial notes.

Schwab Target 2040 Fund

Financial Statements

Financial Highlights

	11/1/05 4/30/06*	7/1/05[1]– 10/31/05
Per-Share Data ($)		
Net asset value at beginning of period	10.36	10.00
Income from investment operations:		
Net investment income	0.12	0.02
Net realized and unrealized gains	1.16	0.34
Total income from investment operations	1.28	0.36
Less distributions:		
Dividends from net investment income	(0.17)	—
Net asset value at end of period	11.47	10.36
Total return (%)	12.53[2]	3.60[2π]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses[3]	0.01[4]	0.01[4]
Gross operating expenses[3]	0.53[4]	1.10[4]
Net investment income	1.62[4]	0.80[4]
Portfolio turnover rate	—[2,5]	—
Net assets, end of period ($ x 1,000,000)	21	9

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

[5] The ratio is less than 1%

Portfolio Holdings as of April 30, 2006, (unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
98.2% Other Investment Companies	18,882	20,308
0.9% Short-Term Investment	201	201
99.1% Total Investments	19,083	20,509
0.9% Other Assets and Liabilities, Net		176
100.0% Total Net Assets		20,685

Security	Number of Shares	Value ($ x 1,000)
Other Investment Companies 98.2% of net assets		
Equity Funds 83.1%		
Laudus International MarketMasters Fund, Select Shares (a)	132,726	2,753
Laudus Rosenberg International Small Capitalization Fund, Institutional Shares (a)	78,529	1,731
Laudus Rosenberg U.S. Discovery Fund, Institutional Shares (a)	63,827	1,243
Laudus Rosenberg U.S. Large Capitalization Growth Fund, Institutional Shares (a)	193,440	1,793

Security	Number of Shares	Value ($ x 1,000)
Schwab Core Equity Fund (a)	323,576	5,582
Schwab Dividend Equity Fund, Select Shares (a)	132,196	1,821
Schwab Small-Cap Equity Fund, Select Shares (a)	127,378	2,260
		17,183
Fixed-Income Funds 14.2%		
Schwab Total Bond Market Fund (a)	282,684	2,731
Schwab YieldPlus Fund, Select Shares (a)	20,429	197
		2,928
Money Funds 0.9%		
Schwab Value Advantage Money Fund, Institutional Shares (a)	196,706	**197**

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.9% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	201	**201**

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $19,083, and the unrealized appreciation and depreciation were $1,491 and ($66), respectively, with a net unrealized appreciation of $1,426.

(a) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $18,882)	$20,308
Investments, at value (cost $201)	201
Receivables:	
Fund shares sold	173
Dividends	10
Receivable from investment adviser	8
Prepaid expenses	+ 14
Total assets	**20,714**

Liabilities

Payables:	
Fund shares redeemed	1
Investments bought	10
Trustee fees	1
Accrued expenses	+ 17
Total liabilities	**29**

Net Assets

Total assets	20,714
Total liabilities	- 29
Net assets	**$20,685**

Net Assets by Source

Capital received from investors	19,207
Distributions in excess of net investment income	(56)
Net realized capital gains	108
Net unrealized capital gains	1,426

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$20,685		1,803		$11.47

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$101
Interest	+	9
Total investment income		**110**

Net Realized Gains and Losses

Net realized gains received from affiliated underlying funds		**108**

Net Unrealized Gains and Losses

Net unrealized gains from affiliated underlying funds		**1,302**

Expenses

Trustees' fees		3
Custodian and fees		6
Portfolio accounting fees		3
Professional fees		15
Registration fees		2
Shareholder reports	+	7
Total expenses		36
Expense reduction	-	35
Net expenses		**1**

Increase in Net Assets from Operations

Total investment income		110
Net expenses	-	1
Net investment income		**109**
Net realized gains		108
Net unrealized gains	+	1,302
Increase in net assets from operations		**$1,519**

 See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited

Operations

		11/1/05-4/30/06	7/1/05*-10/31/05
Net investment income		$109	$17
Net realized gains		108	–
Net unrealized gains	+	1,302	124
Increase in net assets from operations		**1,519**	**141**

Distributions Paid

Dividends from net investment income	**$182**	**$–**

Transactions in Fund Shares

		11/1/05-4/30/06		7/1/05*-10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold		990	$10,969	894	$9,127
Shares reinvested		16	176	–	–
Shares redeemed	+	(73)	(810)	(24)	(255)
Net transactions in fund shares		**933**	**$10,335**	**870**	**$8,872**

Shares Outstanding and Net Assets

		11/1/05-4/30/06		7/1/05*-10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		870	$9,013	–	$–
Total increase	+	933	11,672	870	9,013
End of period		**1,803**	**$20,685**	**870**	**$9,013**
Distributions in excess of net investment income/ Net investment income not yet distributed			**($56)**		**$17**

* Commencement of operations

Schwab Retirement Income Fund

Financial Statements

Financial Highlights

	11/1/05– 4/30/06*	7/1/05[1]– 10/31/05
Per-Share Data ($)		
Net asset value at beginning of period	9.90	10.00
Income or loss from investment operations:		
Net investment income	0.20	0.11
Net realized and unrealized losses	0.13	(0.09)
Total income or loss from investment operations	0.33	0.02
Less distributions:		
Dividends from net investment income	(0.22)	(0.12)
Net asset value at end of period	10.01	9.90
Total return (%)	3.39[2]	0.16[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses[3]	0.10[4]	0.10[4]
Gross operating expenses[3]	0.32[4]	0.64[4]
Net investment income	3.95[4]	3.40[4]
Portfolio turnover rate	—	—
Net assets, end of period ($ x 1,000,000)	31	14

[*] Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

Portfolio Holdings as of April 30, 2006 unaudited

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
96.4%	Other Investment Companies	29,675	29,745
3.8%	Short-Term Investment	1,159	1,159
100.2%	Total Investments	30,834	30,904
(0.2)%	Other Assets and Liabilities, Net		(47)
100.0%	Total Net Assets		30,857

Security	Number of Shares	Value ($ x 1,000)

Other Investment Companies 96.4% of net assets

Equity Funds 20.2%

Security	Number of Shares	Value ($ x 1,000)
Laudus International MarketMasters Fund, Select Shares (a)	74,641	1,548
Schwab Dividend Equity Fund, Select Shares (a)	339,082	4,673
		6,221

Security	Number of Shares	Value ($ x 1,000)

Fixed-Income Funds 71.6%

Security	Number of Shares	Value ($ x 1,000)
Schwab Total Bond Market Fund (a)	1,515,781	14,643
Schwab YieldPlus Fund, Select Shares (a)	772,303	7,468
		22,111

Money Funds 4.6%

Security	Number of Shares	Value ($ x 1,000)
Schwab Value Advantage Money Fund, Institutional Shares (a)	1,413,184	1,413

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)

Short-Term Investment 3.8% of net assets

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Brown Brothers Harriman & Co. Cash Management Sweep	1,159	1,159

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $30,834, and the unrealized appreciation and depreciation were $480, and ($410), respectively, with a net unrealized appreciation of $70.

(a) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, in affiliated underlying funds, at value (cost $29,675)		$29,745
Investments, at value (cost $1,159)		1,159
Receivables:		
Fund shares sold		55
Dividends		85
Due from investment adviser		6
Prepaid expenses	+	9
Total assets		**31,059**

Liabilities

Payables:		
Investments bought		83
Dividends to shareholders		83
Fund shares redeemed		31
Accrued expenses	+	5
Total liabilities		**202**

Net Assets

Total assets		31,059
Total liabilities	-	202
Net assets		**$30,857**

Net Assets by Source

Capital received from investors	30,799
Distributions in excess of net investment income	(81)
Net realized gains	69
Net unrealized capital gains	70

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$30,857		3,081		$10.01

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income		
Dividends received from affiliated underlying funds		$467
Interest	+	1
Total investment income		**468**
Net Realized Gains and Losses		
Net realized gains received from affiliated underlying funds		**69**
Net Realized Gains and Losses		
Net unrealized gains from affiliated underlying funds		**187**
Expenses		
Trustees' fees		3
Custodian fees		5
Portfolio accounting fees		4
Professional fees		16
Registration fees		4
Shareholder reports	+	5
Total expenses		37
Expense reduction	-	25
Net expenses		**12**
Increase in Net Assets from Operations		
Total investment income		468
Net expenses	-	12
Net investment income		**456**
Net realized gains		69
Net unrealized gains	+	187
Increase in net assets from operations		**$712**

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited

Operations

	11/1/05-4/30/06	7/1/05*-10/31/05
Net investment income	$456	$124
Net realized gains	69	–
Net unrealized gains or losses	+ 187	(117)
Increase in net assets from operations	**712**	**7**

Distributions Paid

Dividends from net investment income	**$537**	**$138**

Transactions in Fund Shares

	11/1/05-4/30/06		7/1/05*-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,050	$20,505	1,508	$15,066
Shares reinvested	28	279	10	99
Shares redeemed	+ (407)	(4,059)	(108)	(1,077)
Net transactions in fund shares	**1,671**	**$16,725**	**1,410**	**$14,088**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		7/1/05*-10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	1,410	$13,957	–	–
Total increase	+ 1,671	16,900	1,410	13,957
End of period	**3,081**	**$30,857**	**1,410**	**$13,957**
Distributions in excess of net investment income		($81)		–

* Commencement of operations.

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds in this report highlighted:

Schwab Capital Trust (organized May 7, 1993)

Schwab Target 2010 Fund	Laudus U.S. MarketMasters Fund
Schwab Target 2020 Fund	Laudus Small-Cap MarketMasters Fund
Schwab Target 2030 Fund	Laudus International MarketMasters Fund
Schwab Target 2040 Fund	Schwab Viewpoints Fund
Schwab Retirement Income Fund	Schwab Premier Equity Fund
Schwab S&P 500 Index Fund	Schwab Core Equity Fund
Schwab Institutional Select S&P 500 Fund	Schwab Dividend Equity Fund
Schwab Small-Cap Index Fund	Schwab Large-Cap Growth Fund
Schwab Total Stock Market Index Fund	Schwab Small-Cap Equity Fund
Schwab International Index Fund	Schwab Hedged Equity Fund
Schwab MartketTrack All Equity Portfolio	Schwab Financial Services Fund
Schwab MarketTrack Growth Portfolio	Schwab Health Care Fund
Schwab MarketTrack Balanced Portfolio	Schwab Technology Fundß
Schwab MarketTrack Conservative Portfolio	

The funds offer one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements. For more information about the underlying funds operations and policies, please refer to those funds' semiannual and annual reports.

(a) Security Valuation:

The funds value the investments in underlying funds and securities in their portfolios every business day. The funds use the following policies to value these investments:

• Underlying funds: valued at their respective net asset values as determined by those funds, in accordance with the Investment Company Act of 1940 for a given day.

• Short-term securities (60 days or less to maturity): valued at amortized cost.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

(b) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

For the period ended April 30, 2006, purchases and sales of securities (excluding short-term obligations were as follows:

	Purchases	Sales/Maturities
Target 2010 Fund	$10,989	$—
Target 2020 Fund	23,444	—
Target 2030 Fund	15,679	—
Target 2040 Fund	18,978	131
Retirement Income Fund	16,145	—

(c) Income, Expenses and Distributions:

Income from interest and the accretion of discount is recorded as it accrues. Dividends and distributions from portfolio securities and underlying funds are recorded on the date they are effective (the ex-dividend date).

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The funds pay dividends from net investment income and make distributions from net realized capital gains once a year, except for the Retirement Income Fund, which makes income distributions monthly.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund may keep certain assets in segregated accounts, as may be required by securities law.

(d) Early Redemption Fees:

Each fund, except Retirement Income Fund, imposes a short-term redemption fee on any fund shares that are redeemed or exchanged by a shareholder within a specified number of days of the purchase date. The funds charge 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase. Such amounts are net of the redemption fee proceeds on the Statement of Changes in Net Assets. The redemption fees charged during the current and prior fiscal years were:

	Target 2010 Fund	Target 2020 Fund	Target 2030 Fund	Target 2040 Fund
Current period redemption fees	$–	$–	$1	$2
Prior period redemption fees	$1	$1	$1	—

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

(e) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

(f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(g) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

The underlying funds pay fees to the investment adviser for advisory and administrative services and to Schwab for transfer agent and shareholder services. The funds are not charged such fees directly. These fees are included in the net asset value of the underlying funds.

CSIM and Schwab have made agreements with the funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through February 28, 2007, as follows:

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions (continued)

Target 2010 Fund	0.06%
Target 2020 Fund	0.04%
Target 2030 Fund	0.03%
Target 2040 Fund	0.01%
Retirement Income Fund	0.10%

The funds may engage in certain transactions involving related parties. Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. As of April 30, 2006, the shares owned by each Target Fund as a percentage of the total shares of the underlying Funds are:

	Target 2010 Fund	Target 2020 Fund	Target 2030 Fund	Target 2040 Index Fund	Retirement Income Fund
Core Equity Fund	1.2%	1.7%	1.1%	0.7%	—%
Dividend Equity Fund	0.3%	0.4%	0.3%	0.2%	0.4%
Small-Cap Equity Fund	0.6%	0.9%	0.7%	0.4%	—%
International MarketMasters Fund	0.3%	0.3%	0.2%	0.1%	0.1%
U.S. Large Capitalization Growth Fund	6.1%	9.9%	5.8%	3.7%	—%
U.S. Discovery Fund	0.2%	0.3%	0.2%	0.1%	—%
International Small Capitalization Fund	0.2%	0.3%	0.2%	0.1%	—%
Total Bond Market Fund	1.2%	1.3%	0.6%	0.2%	1.2%
YieldPlus Fund	—*	—*	—*	—*	0.1%
Value Advantage Money Fund	—*	—*	—*	—*	—*

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

* Less than 0.1%

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

4. Federal Income Taxes:

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

As of October 31, 2005, the components of distributable earnings on a tax basis were as follows:

	Target 2010 Fund	Target 2020 Fund	Target 2030 Fund	Target 2040 Fund	Retirement Income Fund
Undistributed ordinary income	$136	$121	$51	$17	—
Undistributed long-term capital gains	—	—	—	—	—
Net unrealized appreciation/ depreciation	355	434	252	124	(117)

The tax-basis components of distributions for the fiscal years ended October 31, 2005 were:

	Target 2010 Fund	Target 2020 Fund	Target 2030 Fund	Target 2040 Fund	Retirement Income Fund
Current period distributions					
From ordinary income	—	—	—	—	$138
From long-term capital gains	—	—	—	—	—
From return of capital	—	—	—	—	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of October 31, 2005, the funds made the following reclassifications:

	Target 2010 Fund	Target 2020 Fund	Target 2030 Fund	Target 2040 Fund	Retirement Income Fund
Capital shares	—	—	—	—	($14)
Undistributed net investment income	—	—	—	—	$14
Net realized capital gains and losses	—	—	—	—	—

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 57 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[2] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Redwood Trust, Inc. (mortgage finance). Board 3—Director, PMI Group, Inc. (mortgage insurance).

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued		
Name and Year of Birth	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[3] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Aphton Corp. (bio-pharmaceuticals). Board 3—Director, Mission West Properties (commercial real estate). Board 4—Director, TOUSA (home building). Board 5—Director, Stratex Networks (network equipment). Board 6—Director, Genitope Corp. (bio-pharmaceuticals). Board 7—Director & Non-Executive Chairman, Solectron Corp. (manufacturing). Board 8—Director, Ditech Communications Corp. (voice communications technology).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Board 1—Board of Cooper Industries (electrical products, tools and hardware). Board 2—Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

50

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Mutual Fund Division, UST Advisers, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Treasurer, Chief Financial Officer and Chief Accounting Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Viewpoints Fund™

(formerly Laudus Balanced MarketMasters Fund™)

Semiannual Report
April 30, 2006

charles SCHWAB

Schwab Viewpoints Fund™:
Leveraging Schwab's Advice Perspective.

In This Report

Select Shares® *are available on many Schwab Funds*®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab or your financial intermediary to request a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information. Select Shares may not be available through financial intermediaries other than Charles Schwab & Co., Inc.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

For over 30 years, Schwab has made it our business to put the needs of the investor first. By keeping our clients' interests as our main focus, Schwab Funds continues to provide a range of innovative investment choices that can serve as a foundation for many asset allocation plans.

We believe that success comes from a disciplined investment strategy and a strict adherence to a process. That is why our Schwab Funds portfolio management team takes a long-term view and strives to deliver consistent results. While I am proud of Schwab Funds® in general, I am especially pleased with the Schwab Active Equity Funds.

The Schwab Active Equity Funds are powered by Schwab Equity Ratings® and use the same stock-ranking expertise that helped Schwab's model equity portfolio achieve industry recognition in Barron's 2004 and 2005 annual stock-selection competitions. Schwab Equity Ratings are based upon a disciplined, systematic approach that evaluates approximately 3,000 U.S. stocks on the basis of a wide variety of investment criteria. The Schwab Viewpoints Fund will also use this quantitative approach as part of its investment strategy.

In closing, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We strive every day to warrant the trust you have placed in us and our commitment to you will not change.

Thank you for investing with us.

Sincerely,

Charles Schwab

Past performance is no guarantee of future results.

Management's Discussion



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the fund covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for the Schwab Viewpoints Fund *(formerly the Laudus Balanced MarketMasters Fund™)* for the period ended April 30, 2006. The Schwab Viewpoints Fund is a diversified, actively managed fund that utilizes our experts' most up to date investment guidance and allows investors to diversify asset allocation in a single investment.

Since its inception over nine years ago, the Laudus Balanced MarketMasters Fund has delivered consistently strong results. In conjunction with Schwab's commitment to put the needs of the investor first, we are making some key enhancements to the fund. Along with changing the name of the fund, we will be adding an international exposure to provide diversification beyond domestic investments. The fund will also introduce the use of Schwab Equity Ratings, with the goal of providing greater performance potential. In order to align the fund with Schwab's overall allocation strategy, the fund will be removing its allocation to the mid-cap sector.

At this time, I would like to introduce you to Caroline Lee, a new portfolio manager on our team of investment professionals. Since the beginning of the report period, Caroline Lee has been responsible for the day to day co-management of the Schwab Viewpoints Fund and the Laudus MarketMasters Funds. Prior to joining Schwab, Caroline worked for over seven years in asset management and was responsible for the oversight of multiple sub-advisor relationships.

Here at Schwab, we continue to evaluate opportunities to expand our fund product offering, while striving to provide strong results and good value to investors. I speak for all of Schwab Funds when I say we want Schwab to be the place where investors find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Past performance is no guarantee of future results.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the fund. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Caroline Lee, a director and portfolio manager of the investment adviser, co-manages the fund. Prior to joining the firm in November 2005, she worked in asset management for over seven years.

The Investment Environment and the Fund

The markets remained in a steady growth mode over the past six months and ended the period with positive returns. During the report period, oil prices hit highs never seen before and the Federal Reserve (the Fed) continued to raise short-term interest rates to curb inflationary pressures, raising the rate four consecutive times in the six-month period and bringing the benchmark rate up to 4.75%. This was the 15th rate hike over the past two years and remains the longest span of increases since the 1970s.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel and domestic gasoline prices were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Despite recent weaknesses, domestic equity stocks remained near multiyear highs. Reasonable valuations, a solid earnings season, and expectations that the current monetary policy tightening will soon come to an end have helped to support equity prices. Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Additionally, with the unemployment rate at a healthy 4.7%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last six months, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth moderated in the fourth quarter of 2005, growth rebounded strongly in the first quarter of 2006 and economic fundamentals remained healthy as of the end of the report period.

Source of Sector Classification: S&P and MSCI.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 9.64% for the six-month period ending April 30, 2006 while the Russell 2000 Index also displayed a positive return of 18.91%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 22.89% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which returned 0.56% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 9.64% **S&P 500® Index:** measures U.S. large-cap stocks
- 18.91% **Russell 2000® Index:** measures U.S. small-cap stocks
- 22.89% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 0.56% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the six months ended 4/30/06.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Viewpoints Fund™

Investor Shares	**7.62%**
Select Shares	**7.65%**
Benchmark	**5.94%**
Fund Category[1]	**8.00%**

Performance Details . . . . . pages 6-7

The Schwab Viewpoints Fund *(formerly the Laudus Balanced MarketMasters Fund)* returned 7.62%, outperforming the Balanced Blended Index, which returned 5.94% for the six-month period. The fund was overweight in stocks for the six-month period, as we believed stocks would have the potential for higher returns. Gardner Lewis Asset Management L.P., whose focus is on large-cap growth stocks, performed particularly well relative to the Russell 1000 Growth Index due to positive stock selection in most sectors. TCW Investment Management Company came in behind the Russell 1000 Value Index. However, they were the best performer on an absolute basis during the report period. Although Janus Capital Management LLC / Perkins, Wolf, McDonnell and Company, LLC, who focuses on mid-cap stocks, underperformed its Russell Mid-Cap Value benchmark, the firm added to performance since mid-cap value stocks performed better than larger stocks over the six-month period. (Note that effective May 1, 2006, Janus Capital Management is no longer a sub-adviser for the fund.) On the fixed income side, PIMCO (Pacific Investment Management Company, LLC) also outperformed its benchmark, the Lehman Brothers U.S. Aggregate Bond Index.

In seeking to improve this fund's performance, the fund has recently changed strategies and therefore, performance prior to May 1, 2006, does not reflect the fund's current strategy.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

[1] Source for category information: Morningstar, Inc.

Schwab Viewpoints Fund™

Investor Shares Performance as of 4/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWOBX
■ Benchmark: **Balanced Blended Index**
■ Fund Category: **Morningstar Moderate Allocation**



	6 Months	1 Year	5 Years	Since Inception: 11/18/96
Investor Shares	7.62%	12.52%	5.45%	7.85%
Balanced Blended Index	5.94%	9.36%	3.97%	7.53%
Morningstar Moderate Allocation	8.00%	12.92%	4.21%	6.75%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and two additional indices.

■ $20,431 **Investor Shares**
■ $19,858 **Balanced Blended Index**
■ $20,610 **S&P 500® Index**
□ $17,370 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized. Because the fund originally used a different asset allocation strategy and a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The Balanced Blended Index is composed of 60% S&P 500® Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

[2] Source for category information: Morningstar, Inc.

Schwab Viewpoints Fund

Select Shares® Performance as of 4/30/06

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWMBX
■ Benchmark: **Balanced Blended Index**
■ Fund Category: **Morningstar Moderate Allocation**



	6 Months	1 Year	Since Inception: 6/3/04
Select Shares	7.65%	12.64%	10.35%
Balanced Blended Index	5.94%	9.36%	7.60%
Morningstar Moderate Allocation	8.00%	12.92%	9.84%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and two additional indices.

■ $60,360 **Select Shares**
■ $57,519 **Balanced Blended Index**
■ $60,265 **S&P 500® Index**
□ $53,408 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The Balanced Blended Index is composed of 60% S&P 500® Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

[2] Source for category information: Morningstar, Inc.

Schwab Viewpoints Fund

Fund Facts as of 4/30/06

Top Holdings[1]

Security	% of Net Assets
❶ **Fannie Mae** 5.50%, 09/01/34	3.0%
❷ **Fannie Mae** 5.50%, 11/01/34	1.7%
❸ **U.S. Treasury Note** 4.25%, 01/15/11	1.4%
❹ **U.S. Treasury Note** 4.00%, 06/15/09	1.4%
❺ **Fannie Mae** 5.50%, 04/01/35	1.2%
❻ **Fannie Mae** 5.50%, 02/01/35	1.2%
❼ **CSX Corp.**	1.1%
❽ **The Chubb Corp.**	1.0%
❾ **ConocoPhilips**	1.0%
❿ **JPMorgan Chase & Co.**	0.9%
Total	**13.9%**

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
TCW Investment Management Company	Large-Cap Value	26.0%
Gardner Lewis Asset Management L.P.	Large-Cap Growth	19.5%
Janus Capital Management LLC/ Perkins, Wolf, McDonnell and Company, LLC[4]	Mid-Cap Value	6.6%
Pacific Investment Management Company LLC	Total Return Fixed-Income	16.6%

Statistics

Number of Long Holdings	157
Number of Short Positions	95
Weighted Average Market Cap ($ x 1,000,000)	$45,228
Price/Earnings Ratio (P/E)	24.2
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate[2]	95%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector Weightings % of Equity Securities

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 21.1% **Information Technology**
- 19.0% **Consumer Discretionary**
- 17.0% **Financials**
- 16.7% **Health Care**
- 7.9% **Industrials**
- 5.5% **Consumer Staples**
- 4.5% **Energy**
- 3.5% **Telecommunication Services**
- 3.0% **Materials**
- 1.8% **Utilities**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.
[4] Terminated effective April 30, 2006.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2005 and held through April 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Schwab Viewpoints Fund™				
Investor Shares				
Actual Return	1.10%	$1,000	$1,076.20	$5.66
Hypothetical 5% Return	1.10%	$1,000	$1,019.34	$5.51
Select Shares				
Actual Return	0.95%	$1,000	$1,076.50	$4.99
Hypothetical 5% Return	0.95%	$1,000	$1,019.98	$4.86

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Viewpoints Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	12.85	11.88	11.07	9.35	10.12	13.44
Income or loss from investment operations:						
Net investment income	0.11	0.15	0.08	0.12	0.20	0.43
Net realized and unrealized gains or losses	0.85	0.91	0.86	1.75	(0.73)	(2.12)
Total income or loss from investment operations	0.96	1.06	0.94	1.87	(0.53)	(1.69)
Less distributions:						
Dividends from net investment income	(0.16)	(0.09)	(0.13)	(0.15)	(0.24)	(0.52)
Distributions from net realized gains	(0.38)	–	–	–	–	(1.11)
Total distributions	(0.54)	(0.09)	(0.13)	(0.15)	(0.24)	(1.63)
Net asset value at end of period	13.27	12.85	11.88	11.07	9.35	10.12
Total return (%)	7.62[3]	8.92	8.59	20.25	(5.55)	(13.95)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.10[4]	1.10	1.10	1.10	0.76[1,2]	0.50[2]
Gross operating expenses	1.23[4]	1.27	1.32	1.33	1.10[2]	0.89[2]
Net investment income	2.44[4]	1.14	0.68	1.13	1.89	3.67
Portfolio turnover rate	95[3]	283	242	256	380	95
Net assets, end of period ($ x 1,000,000)	133	130	130	109	97	118

* Unaudited.

[1] The ratio of net operating expenses would have been 0.72% if certain non-routine expenses (proxy fees) had not been included.

[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[3] Not annualized.

[4] Annualized.

10   *See financial notes.*

Select Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	6/3/04[1]– 10/31/04
Per-Share Data ($)			
Net asset value at beginning of period	12.87	11.89	11.57
Income or loss from investment operations:			
Net investment income	0.11	0.15	0.02
Net realized and unrealized gains	0.86	0.93	0.30
Total income from investment operations	0.97	1.08	0.32
Less distributions:			
Dividends from net investment income	(0.19)	(0.10)	–
Distibutions from net realized gains	(0.38)	–	–
Total distibutions	(0.57)	(0.10)	–
Net asset value at end of period	13.27	12.87	11.89
Total return (%)	7.65[2]	9.11	2.77[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.95[3]	0.95	0.95[3]
Gross operating expenses	1.17[3]	1.22	1.29[3]
Net investment income	2.72[3]	1.32	0.73[3]
Portfolio turnover rate	95[2]	283	242[2]
Net assets, end of period ($ x 1,000,000)	12	9	2

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of April 30, 2006, unaudited

This section shows all the securities in the fund's portfolio by industry and their value as of the report date.

The fund files its complete schedule of portfolio holdings
with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available
on the SEC's website at http://www.sec.gov and may be
viewed and copied at the SEC's Public Reference Room
in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The
schedule of portfolio holdings filed on a fund's most
recent Form N-Q is also available by visiting Schwab's
website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
41.0%	Common Stock	50,766	59,313
2.3%	Foreign Common Stock	2,597	3,300
6.6%	U.S. Treasury Obligation	9,645	9,486
0.2%	Foreign Government Securities	246	321
1.1%	Corporate Bonds	1,645	1,646
0.5%	Municipal Bonds	705	796
0.6%	Asset-Backed Obligations	800	800
13.7%	Mortgage Backed Securities	20,499	19,788
0.7%	Non-Agency Mortgage-Backed Securities	1,029	1,021
8.8%	Short-Term Investment	12,784	12,779
7.0%	Other Investment Companies	10,057	10,057
—%	Options	43	16
82.5%	Total Investments	110,816	119,323
(6.5)%	Short Sales	(9,367)	(9,332)
—%	Options Written	(47)	(9)
24.0%	Other Assets and Liabilities		34,688
100.0%	Net Assets		144,670

Security	Number of Shares	Value ($ x 1,000)
Common Stock 41.0% of net assets		
Automobiles & Components 0.4%		
General Motors Corp. *(a)*	26,000	**595**
Banks 0.8%		
Commerce Bancorp, Inc. *(a)*	15,200	613
Fannie Mae *(a)*	11,200	567
		1,180
Capital Goods 1.2%		
Honeywell International, Inc. *(a)*	16,100	684
PACCAR, Inc. *(a)*	5,500	396
The Boeing Co. *(a)*	8,500	709
		1,789
Commercial Services & Supplies 0.3%		
Waste Management, Inc. *(a)*	10,700	**401**
Consumer Durables & Apparel 0.5%		
Mattel, Inc. *(a)*	43,500	**704**
Consumer Services 0.6%		
Starwood Hotels & Resorts Worldwide, Inc.	5,000	287
Wynn Resorts, Ltd. *(a)**	6,900	525
		812
Diversified Financials 4.4%		
American Express Co. *(a)*	21,500	1,157
Capital One Financial Corp. *(a)*	14,300	1,239
Chicago Mercantile Exchange Holdings, Inc. *(a)*	1,201	550
JPMorgan Chase & Co. *(a)*	28,600	1,298
Merrill Lynch & Co., Inc. *(a)*	15,300	1,166
The Goldman Sachs Group, Inc. *(a)*	6,150	986
		6,396
Energy 1.9%		
ChevronTexaco Corp. *(a)*	7,500	458
ConocoPhillips *(a)*	21,300	1,425
National-Oilwell Varco, Inc. *(a)**	8,600	593
Valero Energy Corp. *(a)*	4,905	317
		2,793

Portfolio Holdings continued

Security	Number of Shares	Value ($ x 1,000)
Food & Staples Retailing 0.4%		
CVS Corp. (a)	17,600	**523**
Food, Beverage & Tobacco 1.0%		
Flowers Foods, Inc. (a)	10,850	305
Kraft Foods, Inc., Class A (a)	29,300	915
The Hershey Co.	4,800	256
		1,476
Health Care Equipment & Services 4.1%		
Boston Scientific Corp. (a)*	46,002	1,069
Caremark Rx, Inc. (a)	12,800	583
CIGNA Corp. (a)	7,400	792
HCA, Inc. (a)	15,900	698
Humana, Inc. (a)*	11,400	515
Medco Health Solutions, Inc. (a)*	15,900	847
St. Jude Medical, Inc. *	13,200	521
Tenet Healthcare Corp. (a)*	107,000	890
		5,915
Household & Personal Products 1.0%		
Avon Products, Inc. (a)	11,700	382
Kimberly-Clark Corp. (a)	7,200	421
Procter & Gamble Co. (a)	11,100	646
		1,449
Insurance 2.1%		
American International Group, Inc. (a)	10,300	672
The Chubb Corp. (a)	28,000	1,443
The St. Paul Travelers Cos., Inc. (a)	21,700	956
		3,071
Materials 1.3%		
MeadWestvaco Corp. (a)	23,200	661
Monsanto Co. (a)	9,600	801
United States Steel Corp. (a)	6,600	452
		1,914
Media 3.0%		
Clear Channel Communications, Inc. (a)	23,900	682

Security	Number of Shares	Value ($ x 1,000)
Comcast Corp.(a)*	22,000	678
Comcast Corp., Class A (a)*	22,800	706
Readers Digest Association, Inc., Class A (a)	30,000	413
The Walt Disney Co. (a)	24,800	693
Time Warner, Inc. (a)	47,400	825
XM Satellite Radio Holdings, Inc., Class A (a)*	17,200	348
		4,345
Pharmaceuticals & Biotechnology 2.0%		
Amgen, Inc. (a)*	6,600	447
Millennium Pharmaceuticals, Inc. (a)*	56,700	515
Watson Pharmaceuticals, Inc. (a)*	25,500	725
Wyeth (a)	23,600	1,149
		2,836
Real Estate 0.0%		
Host Hotels & Resorts, Inc.	293	**6**
Retailing 2.6%		
Best Buy Co., Inc. (a)	10,500	595
Federated Department Stores, Inc. (a)	6,988	544
J.C. Penney Co., Inc.	6,800	445
Office Depot, Inc. (a)*	18,100	735
Sears Holdings Corp. (a)*	5,624	808
Target Corp.	2,600	138
The TJX Cos., Inc. (a)	22,700	548
		3,813
Semiconductors & Semiconductor Equipment 3.1%		
Applied Materials, Inc. (a)	34,700	623
Broadcom Corp., Class A (a)*	15,750	647
Intel Corp. (a)	34,000	679
Intersil Corp., Class A	23,500	696
MEMC Electronic Materials, Inc. (a)*	21,700	881
Microchip Technology, Inc. (a)	15,500	578
Xilinx, Inc. (a)	13,800	382
		4,486

Security	Number of Shares	Value ($ x 1,000)
Software & Services 1.9%		
Adobe Systems, Inc. *(a)**	16,200	635
Electronic Arts, Inc. *(a)**	8,500	483
Electronic Data Systems Corp. *(a)*	29,600	802
Google, Inc., Class A *(a)**	1,926	805
		2,725
Technology Hardware & Equipment 4.2%		
Corning, Inc. *(a)**	25,500	704
EMC Corp. *(a)**	38,200	516
Hewlett-Packard Co. *(a)*	35,100	1,140
International Business Machines Corp. *(a)*	10,000	823
Lucent Technologies, Inc. *(a)**	270,100	754
Qualcomm, Inc. *(a)*	15,100	775
Solectron Corp. *(a)**	139,440	558
Sun Microsystems, Inc. *(a)**	153,400	767
		6,037
Telecommunication Services 1.5%		
AT&T Corp. *(a)*	34,200	896
Qwest Communications International, Inc. *(a)**	191,600	1,286
		2,182
Transportation 1.9%		
Con-way, Inc.	10,200	568
CSX Corp. *(a)*	24,100	1,651
United Parcel Service, Inc., Class B *(a)*	6,600	535
		2,754
Utilities 0.8%		
American Electric Power Co., Inc. *(a)*	17,800	596
TXU Corp. *(a)*	10,400	515
		1,111
Foreign Common Stock 2.3% of net assets		
Israel 0.4%		
Pharmaceuticals & Biotechnology 0.4%		
Teva Pharmaceutical Industries Ltd. *(a)*	13,700	**555**
Japan 1.1%		
Automobiles & Components 0.4%		
Honda Motor Co., Ltd. *(a)*	18,200	645
Consumer Durables & Apparel 0.7%		
Sony Corp. *(a)*	19,900	974
		1,619
Switzerland 0.4%		
Pharmaceuticals & Biotechnology 0.4%		
Novartis AG *(a)*	9,100	**523**
United Kingdom 0.4%		
Pharmaceuticals & Biotechnology 0.4%		
GlaxoSmithKline plc *(a)*	10,600	**603**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 6.6% of net assets		
U.S. Treasury Bond		
5.50%, 08/15/28	600	615
6.88%, 08/15/25 *(a)*	250	297
8.13%, 08/15/19 *(a)*	100	127
9.13%, 05/15/18 *(a)*	100	135
U.S. Treasury Inflation-Protected Security		
0.88%, 04/15/10 *(a)*	105	100
2.00%, 01/15/26 *(a)*	302	281
2.38%, 04/15/11	400	403
U.S. Treasury Note		
3.63%, 01/15/10 *(a)*	100	96
3.75%, 05/15/08 *(a)*	600	587
3.88%, 09/15/10 *(a)*	700	672
3.88%, 02/15/13 *(a)*	150	141
4.00%, 06/15/09 *(a)*	2,000	1,949
4.00%, 02/15/15 *(a)*	500	463
4.25%, 01/15/11 *(a)*	2,100	2,041
4.50%, 11/15/10 *(a)*	1,000	984
4.75%, 03/31/11	600	595
		9,486

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Foreign Government Securities 0.2% of net assets		
Panama Government International Bond		
6.70%, 01/26/36 *(a)*	326	**321**
Corporate Bonds 1.1% of net assets		
Fixed-Rate Obligations 0.3%		
DaimlerChrysler NA Holding Corp.		
6.40%, 05/15/06 *(a)*	200	200
El Paso Corp.		
7.80%, 08/01/31 *(a)*	100	100
Verizon Communications, Inc.		
5.55%, 02/15/16 *(a)*	100	96
		396
Variable-Rate Obligations 0.8%		
ConocoPhillips Australia Funding Co.		
5.13%, 07/10/06 *(b)*	600	601
DaimlerChrysler NA Holding Corp.		
5.10%, 06/07/06 *(a)(b)*	400	400
HSBC Bank USA		
5.00%, 06/21/06 *(a)(b)*	250	249
		1,250
Municipal Bonds 0.5% of net assets		
Revenue Bonds 0.5%		
Golden State, California Securitization Corp. Revenue Bond, Series 2003-A-1		
6.25%, 06/01/33 *(a)*	250	272
Tobacco Settlement Financing Corp. of Rhode Island Revenue Bond, Series 2002A		
6.25%, 06/01/42 *(a)*	500	524
		796
Asset-Backed Obligations 0.6% of net assets		
Honda Auto Receivables Owner Trust, Series 2006-1 Class A2		
5.10%, 09/18/08 *(a)*	400	400
Nissan Auto Receivables Owner Trust, Series 2001-B Class A2		
5.18%, 05/15/06	400	400
		800

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Agency Mortgage Backed Securities 13.7% of net assets		
Collateralized Mortgage Obligations 0.5%		
Variable-Rate Obligations 0.5%		
Freddie Mac Structured Series T-61 Class 1A1		
5.15%, 06/25/06 *(a)(b)*	768	**774**
U.S. Government Agency Mortgages 13.2%		
Fannie Mae		
4.00%, 07/01/18 *(a)*	828	774
4.00%, 11/01/18 *(a)*	885	826
4.00%, 01/01/19 *(a)*	18	17
4.00%, 04/01/19 *(a)*	19	18
4.00%, 06/01/19 *(a)*	140	130
4.00%, 06/01/19 *(a)*	145	135
4.00%, 02/01/20 *(a)*	485	452
4.00%, 03/01/20 *(a)*	174	162
4.50%, 08/01/33 *(a)*	209	192
4.50%, 05/01/35 *(a)*	457	421
4.50%, 09/01/35 *(a)*	981	898
4.50%, 10/01/35 *(a)*	99	91
5.50%, 02/01/34 *(a)*	729	710
5.50%, 04/01/34 *(a)*	328	320
5.50%, 09/01/34 *(a)*	4,489	4,369
5.50%, 11/01/34 *(a)*	2,584	2,515
5.50%, 02/01/35 *(a)*	1,790	1,742
5.50%, 02/01/35 *(a)*	852	829
5.50%, 02/01/35 *(a)*	366	355
5.50%, 04/01/35 *(a)*	1,841	1,789
5.50%, 05/01/35 *(a)*	693	673
5.50%, 06/01/35 *(a)*	97	94
5.50%, 09/01/35 *(a)*	443	431
5.93%, 05/01/06 *(a)(b)*	21	21
6.00%, 04/01/16 *(a)*	29	30
6.00%, 03/01/18 *(a)*	21	21
6.00%, 04/01/35 *(a)*	579	578
Fannie Mae TBA		
5.50%, 09/09/99	–	49
Freddie Mac		
6.00%, 09/01/22 *(a)*	188	189

See financial notes.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Freddie Mac ARM		
4.40%, 05/01/06 *(a)(b)*	187	183
		19,014

Non-Agency Mortgage-Backed Securities 0.7% of net assets

Fixed-Rate Obligations 0.1%

Bank of America Mortgage Securities Series 2004-2 Class 5A1		
6.50%, 10/25/31 *(a)*	102	103
Residential Funding Mortgage Security I Series-S9 Class A1		
6.50%, 03/25/32 *(a)*	57	56
		159

Variable-Rate Obligations 0.6%

Bear Stearns Adjustable Rate Mortgage Trust Series 2002-11 Class 1A1		
5.62%, 05/01/06 *(a)(b)*	70	69
Bear Stearns Adjustable Rate Mortgage Trust Series 2005-4 Class 23A2		
5.41%, 05/01/06 *(a)(b)*	148	147
Fannie Mae Grantor Trust Series 2005-T3 Class A1A		
5.00%, 05/25/06 *(a)(b)*	64	65
Quest Trust, 144A Series 2004-X2 Class A1		
5.52%, 05/25/06 *(a)(b)(c)*	38	38
Washington Mutual Series 2003-R1 Class A1		
5.23%, 05/25/06 *(a)(a)*	544	543
		862

Short-Term Investment 8.8% of net assets

U.S. Government Securities 4.1%

U.S. Treasury Bill		
4.56%, 06/15/06	4,230	4,206
4.57%, 06/15/06	350	348
4.49%, 06/01/06 *(a)*	5	5
4.51%, 06/01/06	35	35
4.48%, 06/15/06	15	15
4.49%, 06/15/06	480	477
4.50%, 06/15/06	855	850
		5,936

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Commercial Paper & Other Obligations 4.7%		
CBA Finance, Inc.		
4.81%, 06/19/06 *(a)*	1,100	1,093
Countrywide Bank		
4.92%, 10/18/06 *(a)(b)*	400	400
Dexia Delaware L.L.C.		
4.84%, 06/27/06 *(a)*	1,100	1,092
Nordea North America, Inc.		
4.69%, 05/25/06 *(a)*	1,100	1,097
Societe Generale North America, Inc.		
4.99%, 08/22/06 *(a)*	1,000	982
Swedbank, Inc.		
4.80%, 06/15/06 *(a)*	1,100	1,093
UBS Finance, Inc.		
4.93%, 07/10/06 *(a)*	1,100	1,086
		6,843

	Number of Contracts	
Other Investment Companies 7.0% of net assets		
State Street Navigator Security Lending Prime Portfolio	7,787,442	7,787
State Street Institutional Liquid Reserves	2,269,694	2,270
		10,057

	Number of Contracts	
Options 0.0% of net assets		
Call Options 0.0%		
3 Month LIBOR Futures, Strike Price 4.25, Expires 10/19/06	110	—
3 Month LIBOR Futures, Strike Price 4.50, Expires 01/22/07	200	1
3 Month LIBOR Futures, Strike Price 4.50, Expires 10/04/06	210	—
3 Month LIBOR Futures, Strike Price 4.75, Expires 08/08/06	50	—
3 Month LIBOR Futures, Strike Price 5.00, Expires 03/08/07	210	5

Portfolio Holdings continued

Security	Number of Contracts	Value ($ x 1,000)
90 Day Euro Dollar Futures, Strike Price 95.25, Expires 06/19/06	2	–
		6

Put Options 0.0%

Security	Number of Contracts	Value ($ x 1,000)
90 Day Euro Dollar Futures, Strike Price 115.0, Expires 05/18/06	50	9
90 Day Euro Dollar Futures, Strike Price 91.75, Expires 12/18/06	50	1
90 Day Euro Dollar Futures, Strike Price 92.00, Expires 3/19/07	13	–
90 Day Euro Dollar Futures, Strike Price 92.50, Expires 09/18/06	48	–
90 Day Euro Dollar Futures, Strike Price 92.50, Expires 12/18/06	3	–
90 Day Euro Dollar Futures, Strike Price 92.75, Expires 12/18/06	4	–
		10

End of Investments.

At April 30, 2006 the tax basis cost of the fund's investments was $111,346, and the unrealized appreciation and depreciation were $10,403 and ($2,426), respectively, with a net appreciation of $7,977.

*   Non-income producing security.

(a) All or a portion of this security is held as collateral for future contract, short sale, swap agreements, delayed-delivery security and options written.

(b) Variable-rate security.

(c) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securi ties may be resold in transactions exempt from regis trations, normally to qualified institutional buyers. At the period end, the value of these amounted to $38 or 0.0% of net assets.

ADR – American Depositary Receipt.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short Sales (6.5)% of net assets		
U.S. Government Agency Securities (4.4)%		
U.S. Treasury Note 4.38%, 05/15/07	500	497
U.S. Treasury Note 3.63%, 05/15/13	3,200	2,944
U.S. Treasury Note 6.00%, 08/15/09	400	413
U.S. Treasury Note 4.75%, 05/15/14	900	884
U.S. Treasury Note 4.13%, 05/15/15	1,800	1,680
Fannie Mae TBA 5.50%, 12/01/99	3,000	2,914
		9,332

Security	Number of Shares	Value ($ x 1,000)
Options Written 0.0% of net assets		
Call Options 0.0%		
3 Month LIBOR Futures, Strike Price 4.31, Expires 10/19/06	50	–
3 Month LIBOR Futures, Strike Price 4.54, Expires 10/04/06	90	–
3 Month LIBOR Futures, Strike Price 4.56, Expires 01/22/07	90	(1)
3 Month LIBOR Futures, Strike Price 4.56, Expires 10/18/06	90	–
3 Month LIBOR Futures, Strike Price 4.78, Expires 08/08/06	20	–
3 Month LIBOR Futures, Strike Price 5.04, Expires 03/08/07	90	(5)
90 Day Euro Dollar Futures, Strike Price 95.50, Expires 06/19/06	4	–
		(6)

Security	Number of Contracts	Value ($ x 1,000)
Put Options 0.0%		
90 Day Euro Dollar Futures, Strike Price 112.00, Expires 05/18/06	500	(3)
		(3)

End of short sales and options written.

In addition to the above, the fund held the following at 4/30/06. All numbers x 1000 except number of futures contracts.

	Notional Amount (Foreign)	Unrealized Gains/(Losses) (USD)
Swap Agreements		
Interest Rate Swaps		
British Pounds		
Receive fixed rate payments of 6 month LIBOR, Pay variable rate payments of 5.00%, expires 09/15/10, Barclays Bank plc	700	(12)
European Euro		
Receive fixed rate payments of 6 month LIBOR, Pay variable rate payments of 4.00%, expires 12/15/14, Morgan Stanley	500	(27)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/15/14, Morgan Stanley	1,200	73
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/15/14, Morgan Stanley	500	31
		77
Japanese Yen		
Receive fixed rate payments of 6 month LIBOR, Pay variable rate payments of 1.50%, expires 06/15/15, Morgan Stanley	10,000	4

	Notional Amount (Foreign)	Unrealized Gains/(Losses) (USD)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 1.50%, expires 06/15/15, Morgan Stanley	20,000	8
		12
U.S. Dollars		
Receive fixed rate payments of 3 month LIBOR, Pay variable rate payments of 5.00%, expires 06/15/15, Morgan Stanley	700	(64)
Receive fixed rate payments of 3 month LIBOR, Pay variable rate payments of 5.00%, expires 06/21/11, Lehman Brothers	1,200	(8)
Receive fixed rate payments of 3 month LIBOR, Pay variable rate payments of 5.00%, expires 06/21/11, Morgan Stanley	1,000	(4)
Receive fixed rate payments of 3 month LIBOR, Pay variable rate payments of 5.00%, expires 06/21/36, Royal Bank of Scotland	100	(8)
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 5.00%, expires 06/21/11, Barclays Bank PLC	2,100	(37)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 6.00%, expires 12/15/24, USB AG	200	15
		(106)
		(37)
Credit Default Swaps		
U.S. Dollars		
Allstate Corp. Rate 0.26%, expires 12/20/08, Morgan Stanley	100	—
Autozone, Inc. Rate 0.35%, expires 12/20/08, UBS AG	200	—
Eaton Corp. Rate 0.28%, expires 12/20/08, Citibank N.A.	100	—

Portfolio Holdings continued

	Notional Amount (Foreign)	Unrealized Gains/(Losses) (USD)
Eli Lilly & Co. Rate 0.16%, expires 12/20/08, Barclays Bank PLC	100	—
Emerson Electric Co. Rate 0.21%, expires 12/20/08, Morgan Stanley	100	—
Fedex Corp. Rate 0.29%, expires 12/20/08, Citibank N.A.	100	(1)
GMAC Rate 1.90%, expires 09/20/06, Lehman Brothers, Inc.	500	1
Home Depot, Inc. Rate 0.12% expires 12/20/08, Lehman Brothers, Inc.	100	—
Ingersoll-Rand Co. Ltd. Rate 0.32%, expires 12/20/08, Merrill Lynch	100	(1)
Johnson & Johnson, Inc. Rate 0.11%, expires 12/20/08, Lehman Brothers, Inc.	100	—
Masco Corp. Rate 0.30%, expires 12/20/08, Lehman Brothers, Inc.	100	—
People's Republic of China Rate 0.40%, expires 06/20/09, Lehman Brothers, Inc.	200	(1)
Radioshack Corp. Rate 0.35%, expires 12/20/08, Lehman Brothers, Inc.	100	—
Turkey Rate 2.70%, expires 09/20/10, Morgan Stanley	100	(6)
Wal-Mart Stores, Inc. Rate 0.14%, expires 12/20/08, Citibank N.A.	200	—
Whirpool Corp. Rate 0.29%, expires 12/20/08, Lehman Brothers, Inc.	100	—
		(8)

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
Futures Contracts			
10 Year, Short Euro-Bond, expires 06/30/06	6	693	18
10 Years, Long U.S. Treasury Note, expires 06/21/06	31	3,273	(1)
5 Year, Long U.S. Treasury Note, expires 06/30/06	104	10,832	(82)
90 Day Eurodollar, Long expires 12/15/08	23	5,444	(21)
90 Day Eurodollar, Long expires 12/17/07	3	711	(1)
90 Day Eurodollar, Long expires 12/18/06	122	28,900	(21)
90 Day Eurodollar, Long expires 03/19/07	24	5,687	(7)
Nasdaq 100 Index, Long expires 06/15/06	42	7,186	(61)
Russell 2000 Index, Long expires 06/15/06 expires 06/15/06	46	17,682	197
S&P 500 Index, Long expires 06/15/06 expires 06/15/06	24	7,895	11
UK Treasury Bonds, Long expires 06/28/06	1	110	(4)
US Treasury Bonds, Short expires 06/21/06	7	748	19
			47

See financial notes. 19

Forward Foreign Currency Contract

Expiration Date	Currency to be Received	Amount of Currency to be Received ($ x 1,000)	Currency to be Delivered	Amount of Currency to be Delivered ($ x 1,000)	Unrealized Gains/ Losses ($ x 1,000)
08/07/2006	BRL	54	USD	25	1
07/31/2006	CLP	1,900	USD	4	0
08/17/2006	CLP	17,000	USD	32	1
05/25/2006	EUR	398	USD	492	11
09/20/2006	INR	1,366	USD	30	0
05/15/2006	JPY	116,200	USD	991	33
05/23/2006	JPY	9,637	USD	82	3
08/31/2006	MXN	180	USD	17	(1)
09/20/2006	MXN	101	USD	9	(0)
08/07/2006	RUB	257	USD	9	0
09/22/2006	RUB	276	USD	10	0
08/24/2006	TWD	301	USD	9	0
09/21/2006	TWD	301	USD	9	0
05/22/2006	PEN	35	USD	11	(0)
05/22/2006	USD	22	PEN	6	(0)
05/22/2006	USD	13	PEN	4	(0)
09/13/2006	PEN	63	USD	19	0
09/13/2006	USD	63	PEN	19	(0)
09/26/2006	PLN	34	USD	11	1
05/24/2006	PLN	33	USD	10	0
05/03/2006	USD	18	GBP	32	(1)
05/03/2006	GBP	18	USD	32	0
06/15/2006	USD	18	GBP	32	(0)
08/24/2006	SGD	17	USD	11	0
07/26/2006	SGD	28	USD	17	0
09/21/2006	SGD	16	USD	10	0
09/05/2006	SKK	331	USD	11	1
09/29/2006	SKK	603	USD	20	1
08/24/2006	KRW	10,559	USD	11	0
09/21/2006	KRW	10,769	USD	11	0
					50

Statement of
Assets and Liabilities
As of April 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (cost $110,816)	$119,323
Foreign currency (cost $81)	82
Cash	25,356
Receivables:	
Fund shares sold	152
Investment sold short	2139
Investments sold	10,708
Due from brokers for futures	187
Dividends	53
Interest	308
Unrealized gains on forward foreign currency contracts	53
Prepaid expenses	+ 18
Total assets	**158,379**

Liabilities

Securities sold short, at value (cost $9,367)	9,332
Options written, at value (cost $47)	9
Swap agreements, at fair value (cost $113)	154
Payables:	
Investments bought	2,561
Covered short sales	1,223
Investment adviser and administrator fees	8
Transfer agent and shareholder services fees	3
Trustee fees	2
Withholding taxes on foreign dividends	2
Due to brokers for futures	90
Unrealized losses on forward foreign currency contracts	3
Fund shares redeemed	90
Accrued expenses	+ 232
Total liabilities	**13,709**

Net Assets

Total assets	158,379
Total liabilities	- 13,709
Net assets	**$144,670**

Net Assets by Source

Capital received from investors	129,060
Net investment income not yet distributed	1,185
Net realized capital gains	5,786
Net unrealized capital gains	8,639

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷ Shares Outstanding	= NAV
Investor Shares	$132,523	9,990	$13.27
Select Shares	$12,147	915	$13.27

See financial notes. 21

Statement of

Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends (net of foreign witholding taxes of $3)		$819
Interest	+	1,678
Total Investment Income		**2,497**

Net Realized Gains and Losses

Net realized gains on investments		5,727
Net realized gains on short sales		272
Net realized gains on foreign currency transactions		6
Net realized losses on option contracts		(11)
Net realized losses on futures contracts		(12)
Net realized gains on swap agreements	+	9
Net realized gains		**5,991**

Net Unrealized Gains and Losses

Net unrealized gains on investments		2,385
Net unrealized losses on short sales		(31)
Net unrealized gains on foreign currency transactions		12
Net unrealized gains on option contracts		37
Net unrealized gains on futures contracts		177
Net unrealized gains on swap agreements	+	47
Net unrealized gains		**2,627**

Expenses

Investment adviser and administrator fees		546
Transfer agent and shareholder service fees:		
Investor Shares		199
Select Shares		13
Trustees' fees		3
Custodian fees		8
Portfolio accounting fees		33
Professional fees		26
Registration fees		16
Shareholder reports		16
Other expenses	+	3
Total expenses		863
Expense reduction	-	96
Net expenses		**767**

Increase in Net Assets from Operations

Total investment income		2,497
Net expenses	-	767
Net investment income		**1,730**
Net realized gains		5,991
Net unrealized gains	+	2,627
Increase in net assets from operations		**$10,348**

 See financial notes.

Statements of

Changes in Net Assets

For November 1, 2005 through April 30, 2006; unaudited. All numbers x 1,000.
Figures for current period are unaudited.

Operations

		11/1/05–4/30/06	11/1/04–10/31/05
Net investment income		$1,730	$1,588
Net realized gains		5,991	14,477
Net unrealized gains or losses	+	2,627	(4,356)
Increase in net assets from operations		**10,348**	**11,709**

Distributions Paid

Dividends from net investment income			
Investor Shares		1,595	947
Select Shares	+	137	21
Total dividends from net investment income		**1,732**	**968**
Distributions from net realized gains			
Investor Shares		3,736	–
Select Shares	+	277	–
Total distributions from net realized gains		**4,013**	–
Total distributions		**$5,745**	**$968**

Transactions in Fund Shares

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		505	$6,604	1,399	$17,588
Select Shares	+	275	3,590	679	8,627
Total shares sold		**780**	**$10,194**	**2,078**	**$26,215**
Shares Reinvested					
Investor Shares		394	$5,033	71	$883
Select Shares	+	30	387	2	20
Total shares reinvested		**424**	**$5,420**	**73**	**$903**
Shares Redeemed					
Investor Shares		(1,010)	($13,183)	(2,354)	($29,691)
Select Shares	+	(104)	(1,356)	(105)	(1,307)
Total shares redeemed		**(1,114)**	**($14,539)**	**(2,459)**	**($30,998)**
Net transactions in fund shares		**90**	**$1,075**	**(308)**	**($3,880)**

Shares Outstanding and Net Assets

		9/1/05–2/28/06		9/1/04–8/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		10,815	138,992	11,123	132,131
Total increase or decrease	+	90	5,678	(308)	6,861
End of period		**10,905**	**$144,670**	**10,815**	**$138,992**
Net investment income not yet distributed			**$1,185**		**$1,187**

See financial notes.

Financial Notes, unaudited.

1. Business Structure of the Funds

Schwab Viewpoints Fund is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund in this report, which is highlighted:

Schwab Capital Trust (organized May 7, 1993)

Schwab Viewpoints Fund	Schwab Premier Equity Fund
Laudus U.S. MarketMasters Fund	Schwab Core Equity Fund
Laudus Small-Cap MarketMasters Fund	Schwab Dividend Equity Fund
Laudus International MarketMasters Fund	Schwab Large-Cap Growth Fund
Schwab S&P 500 Index Fund	Schwab Small-Cap Equity Fund
Schwab Institutional Select S&P 500 Fund	Schwab Hedged Equity Fund
Schwab Small-Cap Index Fund	Schwab Financial Services Fund
Schwab Total Stock Market Index Fund	Schwab Health Care Fund
Schwab International Index Fund	Schwab Technology Fund
Schwab MartketTrack All Equity Portfolio	Schwab Target 2010 Fund
Schwab MarketTrack Growth Portfolio	Schwab Target 2020 Fund
Schwab MarketTrack Balanced Portfolio	Schwab Target 2030 Fund
Schwab MarketTrack Conservative Portfolio	Schwab Target 2040 Fund
	Schwab Retirement Income Fund

Schwab Viewpoints Fund offers two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

Prior to June 3, 2002, the fund invested in a mix of actively managed mutual funds. The transition to its multi-manager strategy began on June 3, 2002. Also, effective May 1, 2006, the Laudus Balanced MarketMasters Fund made adjustments to the Fund's strategy including renaming the Fund the Schwab Viewpoints Fund.

2. Significant Accounting Policies:

The following is a summary of the significant accounting policies the fund uses in its operations and in its preparation of financial statements:

(a) Security Valuation:

The fund values the securities in its portfolios every business day. The fund uses the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities

24

Financial Notes, unaudited (continued).

2. Significant Accounting Policies (continued)

that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no quoted value is available or when a significant event has occurred between the time of the security's last close and the time the fund calculates net asset value:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

• **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When the fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Swap agreements:** swaps may be valued based on a model that utilizes market data, including swap yield curves, to calculate prices. Swaps may also be valued based on dealer quotes.

• **Options:** open contracts are valued at their last quoted sale price or in the case of swaptions (options on swaps) at fair value, that varies with the specific terms of the underlying swap agreement.

• **Short-term securities** (**60 days or less to maturity**)**:** valued at amortized cost.

• **Mutual funds:** valued at their respective net asset values as determined by those funds in accordance with the 1940 Act for a given day.

(b) Portfolio Investments:

Delayed-Delivery: The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

25

Financial Notes, unaudited (continued).

2. Significant Accounting Policies (continued)

Futures Contract: The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

Forward Currency Contract: The fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards" as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

Short Sale: The fund may sell securities short (sell securities it does not own). When it does so, the fund also places assets worth at least 100% of the value of the short securities into a segregated account, as collateral. If the market value of the short securities subsequently falls, the fund can realize a gain by closing the position.

However, if the value rises, the fund typically would have to add to its collateral or close out its short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

Repurchase Agreements: The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that is market value is at least equal to the repurchase price under the agreement.

Financial Notes, unaudited (continued).

2. Significant Accounting Policies (continued)

Swap Agreements: The fund may enter into swap agreements. In interest swap, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the terms of the swap are specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested in LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six month period.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of the swap agreement.

The Credit Swap or "Credit Default Swap" is a bilateral financial contract in which one counterparty (the Protection Buyer) pays a periodic fee, typically expressed in basis points on the notional amount, in return for a Contingent Payment by the Protection Seller following a Credit Event of a Reference Entity. The definitions of a Credit Event and the settlement mechanism used to determine the Contingent Payment are flexible and determined by negotiation between the counterparties at the inception of the transaction.

Options: The fund is authorized to write and purchase put and call options. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. The risk in writing a put option is that the fund may incur a loss if the market price of the security decreases and the option is exercised. The risk in purchasing an option is that a fund pays a premium whether or not the option is exercised. The fund also has the additional risk of being unable to enter into a closing transaction at an acceptable price if a liquid secondary market does not exist.

TBA: The fund may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the fund's other assets.

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

If the fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds.

Financial Notes, unaudited (continued).

2. Significant Accounting Policies (continued)

When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Options purchased are recorded as assets and written options are recorded as liabilities to the extent of premiums paid or received. The fund will realize a gain or loss when the option transaction expires or closes. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option or the cost of a security for a purchased put or call option is adjusted by the amount of the premium received or paid.

Swap premiums paid are recorded as assets and premiums received are recorded as liabilities. The fund begins recording income on swaps based on the effective date and terms of the swap agreement. Interest is paid to or received from the counterparty periodically. Realized gains and losses are recognized on interest rate swaps at the termination or closing of the agreement. Credit Default swaps record gains or losses when a credit event occurs involving the underlying entity.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

For the period ended April 30, 2006, purchases and sales of securities (excluding short-term obligations and government securities) were as follows:

Purchases	Sales/Maturities
$129,942	$173,379

For the period ended April 30, 2006, the fund's long-term government security transactions were as follows:

Purchases	Sales/Maturities
$123,206	$132,515

For the period ended April 30, 2006, the fund's written options were as follows:

Options Written	Number of Contracts	Premiums Received
Beginning of Period	230	$23
Options Written	250	24
Options Closed	-	-
Options Expired	-	-
Options Exercised	-	-
End of Period	480	$47

Financial Notes, unaudited (continued).

2. Significant Accounting Policies (continued)

(d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If the fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price. Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Expenses that are specific to the fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund pays dividends from net investment income and makes distributions from net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

(e) Early Redemption Fees:

The fund may impose a short-term redemption fee on any fund shares that are redeemed or exchanged by a shareholder within a specified number of days of the purchase date. For shares purchased after 4/29/05, the fund charges a redemption fee of 2.00% on shares held 30 days or less. Such amounts are net of the redemption fee proceeds on the Statement of Changes in Net Assets. The redemption fees charged during the current and prior fiscal years were:

	April 30, 2006	October 31, 2005
Investor Shares	$0*	$1
Select Shares	$0*	$0*

* Amount is not rounded to $1,000.

(f) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trusts to which it belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

29

Financial Notes, unaudited (continued).

2. Significant Accounting Policies (continued)

(g) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(h) Indemnification:

Under the fund's organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

3. Affiliates and Affiliated Transactions:

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and

Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

Average daily net assets

First $500 million	0.775%
Over $500 million	0.75%
Over $1 billion	0.725%

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

	Transfer Agent Fees	Shareholder Service Fees
Investor Shares	0.05%	0.20%
Select Shares	0.05%	0.15%

Financial Notes, unaudited (continued).

3.Affiliates and Affiliated Transactions (continued)

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through February 27, 2007, as follows:

Investor Shares	1.10%
Select Shares	0.95%

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for the fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

4. Federal Income Taxes:

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

As of October 31, 2005, the components of distributable earnings on a tax basis were as follows:

Undistributed ordinary income	$1,124
Undistributed long-term capital gains	$4,013
Unrealized appreciation/depreciation	$5,889

Financial Notes, unaudited (continued).

4. Federal Income Taxes (continued)

The tax-basis components of distributions for the fiscal years ended October 31,2005 were:

From ordinary income	$968
From long-term capital gains	-
From return of capital	-

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of October 31, 2005, the fund made the following reclassifications:

Capital Shares	-
Undistributed net investment income	$55
Net realized capital gains and losses	($55)

Investment Sub-Advisory Agreement Approval

Janus Capital Management LLC ("Janus") serves as investment sub-adviser to the Schwab Viewpoints Fund™ (formerly known as the Laudus Balanced MarketMasters Fund™) (the "Fund") pursuant to a sub-advisory agreement between Charles Schwab Investment Management, Inc. ("CSIM"), the Fund's investment adviser and Janus (the "Current Sub-Advisory Agreement"). Janus delegates certain of its investment responsibilities to Perkins, Wolf, McDonnell and Company, LLC. Janus sub-advises the mid-cap portion of the Fund. The Fund's allocation to mid-cap securities is being eliminated consistent with recent adjustments to the Fund's strategy. Accordingly, on March 1, 2006, the Board of Trustees of Schwab Capital Trust (the "Trust") authorized the officers of the Trust, to terminate on behalf of the Fund, the Current Sub-Advisory Agreement, dated April 15, 2003, as amended, between CSIM and Janus, effective May 1, 2006.

At a meeting of the Board of Trustees of the Trust held on March 1, 2006, CSIM recommended, and the Board of Trustees, including a majority of trustees who are not parties to the investment sub-advisory agreement or "interested persons" (as defined in the 1940 Act) of any party to the agreement (the "Independent Trustees"), approved an amendment to an existing sub-advisory agreement between CSIM and Harris Associates L.P. ("Harris") (the "Amended Sub-Advisory Agreement"), to appoint Harris as sub-adviser to the Fund. Harris currently sub-advises the Laudus International MarketMasters Fund™ and the Laudus U.S. MarketMasters Fund™. As sub-adviser to the Fund, Harris will manage the international allocation of the Fund, which is a new allocation for the Fund. The Amended Sub-Advisory Agreement will become effective on May 1, 2006.

On March 1, 2006, the Board of Trustees held a meeting to decide, among other things, whether to approve the Amended Sub-Advisory Agreement between CSIM and Harris. Before the meeting and in preparation for it, the Board of Trustees requested and received written materials from Harris about its (a) quality of investment management and other services; (b) investment management personnel; (c) operations and financial condition; (d) brokerage practices (including any soft dollar arrangements) and other investment strategies; (e) the level of the sub-advisory fees the Fund is charged, (f) Harris' compliance systems; (g) Harris' policies on and compliance procedures for personal securities transactions; (h) Harris' reputation, expertise and resources in international financial markets; (i) Harris' performance compared with similar advisers; and (j) Harris' performance with respect to similar accounts managed by Harris. At the meeting, representatives from CSIM and Harris presented additional oral and written information to the Board of Trustees to help the trustees evaluate Harris' fees and other aspects of its agreement, including information about the Fund's overall fees and operating expenses. When considering the fees to be paid to Harris, the Board took into account the fact that Harris will be compensated by CSIM, and not by the Fund directly, and that such compensation reflects an arms-length negotiation between Harris and CSIM. The Board of Trustees then discussed the written materials that they received before the meeting and CSIM's and Harris' oral presentations and other information that the trustees received at the meeting, and deliberated on the approval of the Amended Sub-Advisory Agreement in light of this information. In their deliberations, the Board of Trustees did not identify any single piece of information that was all-important or controlling. Based on the Board of Trustees' deliberations and its evaluation

of the information described above, the Board of Trustees, including all of the Independent Trustees, unanimously: (a) concluded that the terms of the Amended Sub-Advisory Agreement are fair and reasonable; and (b) concluded that Harris' fees are reasonable in light of the services that they provide to the Fund. The required Notice to Shareholders was sent to existing shareholders on May 1, 2006.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 57 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University. Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[2] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Redwood Trust, Inc. (mortgage finance). Board 3—Director, PMI Group, Inc. (mortgage insurance).

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[3] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Aphton Corp. (bio-pharmaceuticals). Board 3—Director, Mission West Properties (commercial real estate). Board 4—Director, TOUSA (home building). Board 5—Director, Stratex Networks (network equipment). Board 6—Director, Genitope Corp. (bio-pharmaceuticals). Board 7—Director & Non-Executive Chairman, Solectron Corp. (manufacturing). Board 8—Director, Ditech Communications Corp. (voice communications technology).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Board 1—Board of Cooper Industries (electrical products, tools and hardware). Board 2—Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

37

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Mutual Fund Division, UST Advisers, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Treasurer, Chief Financial Officer and Chief Accounting Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Funds

Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812